FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Call for Ordinary General Shareholders’ Meeting dated May 10, 2006.

2.	Proposals of Resolutions for the Ordinary General Shareholders’ Meeting 2006.

3.	Reports of the Board of Directors on Proposals of Resolutions for the Ordinary General Shareholders’ Meeting 2006.

4.	Auditors’ Report for Repsol YPF, S.A.

5.	Repsol YPF’s Financial Statements for the Year Ended December 31, 2005 and 2004 and 2005 Management Report.

6.	Auditors’ Report for Repsol YPF, S.A. and Subsidiaries.

7.	Consolidated Balance Sheets, Statements of Income, Cash Flows and Changes in Shareholders’ Equity for the Year Ended December 31, 2005 for Repsol YPF, S.A. and Companies Composing the Repsol YPF Group.

8.	Annual Report on Corporate Governance.

Item 1

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REPSOL YPF, S.A.

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on 15th June 2006 at 12:00 noon on first call, and at the same time and place on 16th June 2006 on the second call, with respect to the following:

AGENDA

First. Review and approval, if appropriate, of the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2005, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

Second. Amendment of Articles 19 (“Call of the General Meeting”) and 20 (“Power and obligation to call”) of the Articles of Association.

Third. Amendment of Article 5 (“Notice of call”) of the Regulations of the General Shareholders Meeting.

Fourth. Appointment, ratification or re-election of Directors.

4.1	Ratification and appointment as Director of Mrs. Paulina Beato Blanco.

4.2	Ratification and appointment as Director of Mr. Henri Philippe Reichstul.

4.3	Appointment, ratification or re-election of other Directors.

Fifth. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group.

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Sixth. Authorization to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders’ Meeting, leaving without effect the authorization granted by the Ordinary General Shareholders’ Meeting held on May 31, 2005.

Seventh. Delegation to the Board of Directors of the power to issue fixed rate securities, convertible or exchangeable by shares of the Company or exchangeable by shares of other companies, as well as warrants (options to subscribe new shares or to acquire preexisting shares of the Company). Establishment of the criteria for the determination of the basis and methods for the conversion and/or exchange and delegation to the Board of Directors of the powers to increase the capital stock in the necessary amount, as well to exclude, in whole or in part, the preemptive subscription rights of shareholders and holders of convertible debentures or warrants over new shares. Authorisation of the guarantee by the Company of issues made by its subsidiaries of fixed rate securities exchangeable by shares of the Company or by shares of other companies. To leave without effect, in the portion not used, the eighth resolution of the Ordinary General Shareholders’ Meeting held on April 21st, 2002.

Eighth. Information to the General Shareholders’ Meeting on the amendments to the Regulations of the Board of Directors.

Ninth. Delegation of powers to supplement, develop, execute, rectify or formalize the resolutions adopted by the General Shareholders’ Meeting.

RIGHTS OF ATTENDANCE

Shareholders who own at least 150 shares (ONE HUNDRED AND FIFTY shares) which have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting and who have the corresponding attendance card may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter IBERCLEAR) in each particular case. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the drawing up of the attendance list, the exercise of the shareholders’ voting and other rights.

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The Articles of Association allow for the pooling of shares and the granting of proxy power to another person to attend the General Shareholders’ Meeting.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes.

RIGHT OF INFORMATION

In addition to the provisions of Article 112 of the Joint Stock Companies Act, and in accordance with Article 6 of the Regulations of the General Shareholders Meeting, as of the date of this notice and up to the seventh day prior to the date set for the Shareholders’ Meeting, the shareholders, after verifying their status as such, may request, in relation with the items included in the Agenda and through the Shareholder Information Office, at the registered office of the Company, Paseo de la Castellana, 278, Madrid, for the information or clarifications as they deem fit, as well as ask the questions as they consider appropriate.

Also, as of the date of this notice, and in compliance with the provisions of the Joint Stock Companies Act, the following documents are at shareholders disposal on the Shareholder Information Office, from 9:00 to 14:00 and 16:00 to 19:00, working days, and on the Company’s website at www.repsolypf.com:

-	The Annual Financial Statements of Repsol YPF, S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group, for the fiscal year ending on 31st December 2005.

-	The Management Report of Repsol YPF, S.A. and the Consolidated Management Report for said year.

-	The Report of the Auditors on the Annual Financial Statements of Repsol YPF, S.A., and on the Consolidated Annual Financial Statements of Repsol YPF Group.

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-	The literal text of the proposals of resolutions already formulated corresponding to the points of the Agenda.

-	The reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda.

-	The Annual Report on Corporate Governance.

-	The Corporate Responsibility Report.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

DISTANCE VOTING AND PROXIES PRIOR TO THE GENERAL MEETING

1. Voting by distance communication prior to the General Shareholders Meeting

Pursuant to Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may vote through distance communication on the proposals regarding the items on the Agenda prior to the date of the General Shareholders Meeting, provided the identity of the voting shareholder is duly guaranteed.

1.1 Means for distance voting

The means of communication valid for distance voting are as follows:

(i) Postal vote

To vote by post on the items on the Agenda, shareholders must complete and sign the “Distance Voting” section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

Once the appropriate section of the card has been completed and signed, the shareholder must send it to the Company to the attention of the Shareholder Information Office at Paseo de la Castellana nº 278, 28046 Madrid.

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If the attendance card does not include the section “Distance Voting”, the shareholder may use the Distance Voting Form provided on the company’s web site (www.repsolypf.com) and also available at the Shareholders Information Office. This form, duly signed, must be sent to the Company together with the corresponding attendance card, also signed.

(ii) Electronic vote

Shareholders may vote on the items on the Agenda for the General Meeting through the company’s web site (www.repsolypf.com), entering the AGM 2006 page and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised and valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

1.2 Specific rules for distance voting

(i) Voting indications

If the shareholder sending a distance vote fails to mark any of the boxes provided for any of the items on the Agenda, he will be presumed to vote for the Board’s proposal.

(ii) Receipt by company

In order to be valid, postal or electronic votes must be received by the company at least 48 hours before the date and time at which the General Shareholders Meeting has been scheduled on first call, i.e. no later than 12:00 on 13 June 2006. After this time, the Company will only accept the votes cast at the General Shareholders Meeting.

2. Distance proxies

Pursuant to Article 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may grant a proxy by distance communication, provided the identity of the persons concerned is duly guaranteed.

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2.1 Means for granting proxies

The means of communication valid for distance proxies are as follows:

(i) Postal proxy

To grant proxies by post, shareholders must complete the corresponding section of the attendance card issued by the IBERCLEAR participating entity with which they have deposited their shares. This section must be signed by the shareholder and sent to the Company to the attention of the Shareholder Information Office, Paseo de la Castellana nº 278, 28046 Madrid.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a copy of the proxy, if necessary, so that the company can confirm the proxy granted.

(ii) Electronic proxy

Shareholders may grant proxies through the company’s web site (www.repsolypf.com), entering the page of the AGM 2006 and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised, valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a print-out of the electronic proof of proxy, if necessary, so that the company can confirm the proxy granted.

2.2 Specific rules for proxies

(i) Blank proxies

If the name of the proxy is left blank on the proxy form received by the Company, it will be presumed granted in favour of the Chairman of the Board.

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(ii) Voting instructions and extension of proxy

The voting instructions will be set out in proxy forms. If no express instructions are issued, the proxy will vote for the proposals submitted by the Board.

Save otherwise indicated by the represented shareholder, the proxy will be deemed extended to any business which, although not included on the agenda, may be put to the vote at the General Shareholders Meeting. In this case, the proxy will vote however he may consider most favourable for the interests of the represented shareholder.

Save otherwise expressly indicated by the represented shareholder, in cases where the proxy incurs a conflict of interests for voting on any item, included or not in the Agenda, put to the General Shareholders Meeting, the proxy will be considered granted to the Vice-Secretary to the Board of Directors.

(iii) Receipt by the Company

In order to be valid, distance proxies must be received by the Company at least 48 hours before the date and time at which the General Shareholders Meeting has been scheduled on first call, i.e. no later than 12:00 on 13 June 2006. After this time, the company will only accept the proxies made in writing through the attendance cards presented for registration of shareholders on entry at the place and date scheduled for the General Shareholders Meeting.

(iv) Proxy notification

Shareholders who grant a distance proxy must notify the person designated as representative of the proxy granted thereto. When the proxy is granted to a member of the Board of Directors, the notification of the proxy shall be deemed to be effected upon receipt by the Company of the documentation setting forth such proxy.

3. Rules common to distance voting and proxies

(i) Confirmation of distance vote or proxy

The validity of votes cast and proxies granted through distance communication is subject to checking of the particulars supplied by the shareholder against those contained in the file supplied by IBERCLEAR. In the event of any discrepancy between the number of shares indicated by the shareholder in the proxy form or distance voting form and those indicated in the aforesaid file, the number of shares indicated by IBERCLEAR will prevail for the purposes of quorum and voting.

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(ii) Rules of priority

Personal attendance of the General Shareholders Meeting by a shareholder who has previously granted a proxy or voted through distance communication, by whatsoever means used, will render that distance proxy or vote void.

If a shareholder validly issues both a distance vote and a proxy, the former will prevail. Similarly, electronic votes and proxies will prevail over those sent by post.

Electronic votes and proxies may be rendered void through express revocation by the shareholder through the same means.

(iii) Other provisions

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem fit to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders Meeting.

The Company will not be responsible for any damages caused to shareholders through unavailability or failure in the maintenance and effective functioning of its web site and the services and contents provided through such site, or for any faults, overrun, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.

The electronic mechanisms for distance voting and proxy will be operative as of May 24th 2006 and up to June 13th 2006 at 12:00 noon.

In any aspects not expressly contemplated in these procedures, the General Conditions set out in the Legal Notice on the Company’s web site will be applicable.

PRESENCE OF NOTARY

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders’ Meeting.

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GENERAL INFORMATION

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders Meeting shall be used by the Company for such purpose and to send them information about Company’s businesses and activities and other matters of interest for the shareholders, and the rights of access, rectification, deletion and opposition may be exercised when they are legally admissible.

FORECAST OF HOLDING THE SHAREHOLDERS’ MEETING

It is expected to hold the General Shareholders’ Meeting on SECOND CALL, that is, on the 16th June 2006, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, 10th May 2006

The Secretary to the Board of Directors

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Item 2

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ORDINARY GENERAL SHAREHOLDERS’ MEETING

2006

PROPOSALS OF RESOLUTIONS

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Proposal of resolutions concerning the first point on the Agenda (“Review and approval, if appropriate, of the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2005, of the proposal of application of its earnings and of the management by the Board of Directors during said year.”)

First. To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report of Repsol YPF, S.A. corresponding to the fiscal year ending on the 31st of December 2005, as well as the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and Consolidated Annual Report) and the Management Report of its Consolidated Group, corresponding to the same fiscal year.

Second. To approve the management of the Board of Directors of Repsol YPF, S.A. corresponding to fiscal year 2005.

Third. To approve the proposal to allocate the earnings of Repsol YPF, S.A. corresponding to fiscal year 2005, consisting in a profit of two billion three hundred and thirty-five million nine hundred and eighty-eight thousand eight hundred and sixty-three euros (€2,335,988,863), distributing this amount in the following way:

The sum of seven hundred and thirty-two million five hundred and eighteen thousand seventy-eight euros (€732.518.078) will be allocated to the payment of dividends, of which three hundred sixty-six million two hundred and fifty-nine thousand and thirty-nine euros (€366,259,039) has already been paid out as interim dividends prior to this General Shareholders Meeting. The remaining three hundred sixty-six million two hundred and fifty-nine thousand and thirty-nine euros (€366,259,039) will be allocated to the payment of a complementary dividend for 2005, at a sum of thirty euro cents (€0.30) per share, to be paid to the shareholders as from the 5th of July 2006.

The sum of one billion six hundred and three million four hundred and seventy thousand seven hundred and eighty-five euros (€1,603,470,785) will be allocated to the provisions for the Company’s voluntary reserve.

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Proposal of resolutions concerning the second point on the Agenda (“Amendment of Articles 19 (“Call of the General Meeting”) and 20 (“Power and obligation to call”) of the Articles of Association.”)

To amend Articles 19 and 20 of the Company’s Articles of Association which, hereinafter, shall be worded as follows:

“Article 19.- Call of the General Meeting

The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in one of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least one month prior to the date fixed for the meeting, save when the law stipulates different notice, in which cases such legal provisions will be applicable.

The announcement will give the date of the meeting at the first call and all the matters that are to be discussed. It may also mention the date at which the Meeting will be held at a second call, if pertinent.

A period of at least twenty-four hours must elapse between the first and second sessions.

If a duly convened General Meeting should not be held at the first call and the notice has given no indication of the date for a second call, this must be announced with the same publicity requirements as the first, within the fifteen days following the date of the General Meeting not held and eight days prior to the date of the meeting.

Shareholders representing at least five per cent (5%) of the capital stock may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through notarial channels, to be received at the registered office within five days after publication of the original notice of call. The supplemental notice of call shall be published at least fifteen days prior to the date for which the general meeting is scheduled.”

“Article 20.- Power and obligation to call

The Board of Directors may convene the Extraordinary General Meeting of Shareholders whenever it is considered to be in the Company’s interests.

It must also convene the General Meeting whenever requested by shareholders who hold at least five per cent of the capital stock, indicating in the request the matters to be discussed at the Meeting. In this case, the Board of Directors shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law.

The Board of Directors shall draw up the agenda, necessarily including the matters that have given rise to the request.”

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Proposal of resolutions concerning the third point on the Agenda (“Amendment of Article 5 (Notice of call) of the Regulations of the General Shareholders Meeting.”)

To amend Article 5 of the Regulations of the General Shareholders Meeting, which hereinafter shall be worded as follows:

“5. NOTICE OF CALL

5.1.	The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in one of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least one month prior to the date fixed for the meeting, save when the law stipulates different notice, in which cases such legal provisions will be applicable.

The announcement will state the date and time of the meeting on first notice and all the matters to be discussed as included on the Agenda. Furthermore, it shall state the date, if pertinent, when the Meeting will be convened on second call. Between the first and the second call there must be a period of at least twenty-four hours. The announcement shall also state where and when the documents to be laid before the General Shareholders Meeting will be available for consultation by shareholders, together with the other documents required by law and such others as the Board may decide, without prejudice to the shareholders’ right to request and receive all the documents indicated above, free of charge.

If a duly called General Meeting is not held on first call, and if the date of the second call has not been provided in the announcement, it must be announced with the same disclosure requirements as the first, within fifteen days of the date of the Meeting that was not held and eight days prior to the meeting date.

A copy of the notice calling the General Meeting shall be included on the Company web site. Furthermore, a copy thereof shall be sent to the Stock Markets where the shares are listed and to the share depositary institutions in order for them to proceed with the issuance of attendance cards.

5.2.	The Board must convene an Extraordinary General Shareholders’ Meeting when so requested by a number of shareholders owning at least five per cent of the capital stock, stating the matters to be discussed in the request. In this case, the Board shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law.

5.3	Shareholders representing at least five per cent (5%) of the capital may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through notarial channels, to be received at the registered office within five days after publication of the original notice of call. The supplemental notice of call shall be published at least fifteen days prior to the date for which the general meeting is scheduled.”

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Proposal of resolutions concerning the fourth point on the Agenda (“Appointment, ratification or re-election of Directors”):

4.1 Ratification and appointment as Director of Mrs. Paulina Beato Blanco

To ratify the appointment carried out by the Board of Directors for co-opting in order to cover a vacancy arising since the last Ordinary General Shareholders’ Meeting, of Mrs. Paulina Beato Blanco, married, of legal age, of Spanish nationality, with professional domicile in Madrid, Paseo de la Castellana, number 278, with national identification number 30.005.219-V, appointing her as Director of the Company.

Mrs. Beato Blanco shall carry out her position of Director for a period of four years as from this ratification and appointment.

4.2 Ratification and appointment as Director of Mr. Henri Philippe Reichstul

To ratify the appointment carried out by the Board of Directors for co-opting in order to cover a vacancy arising since the last Ordinary General Shareholders’ Meeting, of Mr. Henri Philippe Reichstul, married, of legal age, of Brazilian nationality, with professional domicile in Madrid, Paseo de la Castellana, number 278, and with passport number CS-358290, appointing him as Director of the Company.

Mr. Reichstul shall carry out his position of Director for a period of four years as from this ratification and appointment.

4.3 Appointment, ratification or re-election of other Directors

The proposal of resolutions concerning this item is pending the corresponding report from the Nomination and Compensation Committee of the Board of Directors. In this sense, the proposal will be formulated by the Board of Directors in their meeting to be held on the day fixed for the celebration of the General Shareholders Meeting.

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Proposal of resolutions concerning the fifth point on the Agenda (“Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group”):

To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L., domiciled in Madrid, Plaza Pablo Ruiz Picasso, number 1 (Torre Picasso) and tax identification code B-79104469, entered in the Official List of Registered Auditors of Spain under number S-0692, and entered in the Commercial Register of Madrid in volume 13,650, folio 188, section 8, sheet M-55414, for the legally established period of one year. It is also entrusted with carrying out the other audit services required by Law and needed by the Company until the next Ordinary General Shareholders Meeting is held.

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Proposal of resolutions concerning the sixth point on the Agenda (“Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders Meeting held on May 31, 2005”):

To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders Meeting held on the 31st of May 2005.

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Proposal of resolution concerning the seventh point on the Agenda (“Delegation to the Board of Directors of the power to issue fixed rate securities, convertible or exchangeable by shares of the Company or exchangeable by shares of other companies, as well as warrants (options to subscribe new shares or to acquire preexisting shares of the Company). Establishment of the criteria for the determination of the basis and methods for the conversion and/or exchange and delegation to the Board of Directors of the powers to increase the capital stock in the necessary amount, as well to exclude, in whole or in part, the preemptive subscription rights of shareholders and holders of convertible debentures or warrants over new shares. Authorisation of the guarantee by the Company of issues made by its subsidiaries of fixed rate securities exchangeable by shares of the Company or by shares of other companies. To leave without effect, in the portion not used, the eighth resolution of the Ordinary General Shareholders’ Meeting held on April 21st, 2002”):

A) To leave without effect, in the part not used, the eighth resolution of the General Shareholders’ Meeting held on April 21st, 2002.

B) To delegate to the Board of Directors, according to the general system for issuing debentures and in accordance with the provisions of Article 319 of the Commercial Registry Regulations, applying by analogy the provisions of Article 153.1.b) of the Joint Stock Companies Act and in accordance with the provisions of Articles 12 and 13 of the Articles of Association, the power to issue negotiable securities in accordance with the following conditions:

1.	Securities issued. The negotiable securities that this delegation refers to may be debentures, bonds and other fixed-rate securities of a similar nature, exchangeable for Company pre-existing shares and/or convertible into newly-issued Company shares. Similarly, this delegation may also be used to issue warrants (options to subscribe new shares or to acquire Company pre-existing shares) and debentures exchangeable for pre-existing shares of other companies.

2.	Term. The shares may be issued on one or more occasions, at any time, within the maximum term of five years as of the date when this resolution is passed.

3.	Maximum amount. The total maximum amount of the securities issue(s) that is agreed under the provisions of this delegation will be 8,000 million euros or its equivalent in another currency. For the purposes of calculation of the above limit, in the case of warrants the sum of the premiums and prices of exercising the warrants for each issue that is approved under the provisions of this delegation will be taken into account.

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In turn, the maximum limit indicated is subdivided into two additional limits:

(i)	issues of convertible and/or exchangeable debentures for Company shares or warrants on newly-issued Company shares in which, under the provisions of Section B) 8 of this resolution, the preemptive subscription right is excluded and the maximum aggregated amount of which will be 4,000 million euros or its equivalent in another currency, and

(ii)	issues of convertible and/or exchangeable debentures for Company shares or warrants in which the preemptive subscription right is not excluded or of debentures exchangeable for shares of other companies and the maximum aggregated amount of which may not exceed 4,000 million euros or its equivalent in another currency.

4.	Extent of the delegation. The Board of Directors may, including but not limited to, determine for each issue, its amount (respecting at all times the applicable quantitative limits), the number of securities and their par value; the applicable legislation; the place of issue – national or foreign – and the currency or foreign currency, and in the event that it is foreign, its equivalent in euros; the type, be they bonds or debentures – including subordinates – or any other admitted by Law; the date or the dates of issue; the rate of interest, procedures and coupon payment dates; the amortisable or perpetual nature, and in the first case, the amortisation term and maturity date; the guarantees, the type of refund and batches and premiums; the kind of representation, be it through certificates or book entries; where appropriate, the preemptive subscription right and subscription system; where appropriate, apply for the listing in official or unofficial secondary markets, organised or not, national or foreign, of the securities that are issued with the requisites required by current law in each case, and, in general, any other condition for the issue (including its subsequent modification), as well as, where appropriate, appointing the Commissioner and approving the fundamental rules that should govern the legal relations between the Company and the syndicate of the holders of the securities that are issued.

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5.	Basis and methods of conversion and/or exchange. For issuing debentures or bonds convertible into newly issued Company shares and/or exchangeable for Company pre-existing shares, and for the purposes of determining the basis and methods of conversion and/or exchange, the following criteria are established:

(i)	Securities will be convertible into newly issued Company shares and/or exchangeable for Company pre-existing shares in accordance with a conversion and/or exchange ratio that will necessarily be fixed, with the Board of Directors having the power to establish whether they are convertible and/or exchangeable, and to establish whether they are voluntarily or necessarily convertible and/or exchangeable, and, should they be so voluntarily, whether it is so at the option of their holder or the issuer, the frequency and during which term, which will be established in the issue resolution and which may not exceed fifteen years as of the date of issue.

(ii)	In the event that the issue is convertible and exchangeable, the Board of Directors may agree that the issuer reserves the right to choose, at any time, between the conversion into new shares or exchanging them for pre-existing shares, specifying the nature of the shares to be delivered when the conversion or exchange takes place, and may also deliver a combination of newly-issued shares with pre-existing shares. In any event, the issuer must respect the equal treatment of all holders of fixed-rate securities that are converted and/or exchanged on the same date.

(iii)	For the purposes of conversion and/or exchange, fixed-rate securities will be valued at their nominal value and the shares at the fixed exchange established by the Board in the resolution making use of this delegation, or at the exchange that is determined on the date or dates indicated in such resolution, and depending on the listed value of the Company shares on the date(s) or in the period(s) that are taken as a reference in such resolution, with or without discount, and, in any event, with a minimum of the greater amount between the two following: the average exchange of the shares on the Continuous Market of the Spanish Stock Exchanges, according to the closing prices, during the period to be determined by the Board of Directors, not more than three months or less than fifteen days, prior to the date on which the Board of Directors passes the resolution for the issue of fixed-rate securities, and the exchange of the shares on the Continuous Market according to the closing price of the day prior to the adoption of the above issue resolution.

(iv)	When the conversion and/or exchange takes place, the fractions of shares which are to be delivered to the holder of the fixed-rate securities will be rounded down to the previous whole number and each holder will receive in cash any difference that there may be.

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(v)	In accordance with the provisions of Article 292.3 of the Joint Stock Companies Act, the value of the share for the purposes of the conversion ratio for debentures into shares may not be less, in any case, than its nominal value.

The previous criteria will be applicable, mutatis mutandi, for issues of convertible and/or exchangeable debentures or bonds for shares of other companies. The references to Spanish Stock Exchanges will be deemed to be made, in each case, to the markets where such shares may be listing.

When resolving an issue of convertible and/or exchangeable debentures under the provisions of the authorisation conferred by the General Meeting, the Board must issue a report informing and specifying, in light of the criteria that have just been described, the basis and methods of the conversion that specifically apply to the such issue. This report will be accompanied by the corresponding auditors’ report established in Article 292.2 of the Joint Stock Companies Act.

6.	Basis and methods of exercising warrants. In the event that warrants are issued, to which the provisions of the Joint Stock Companies Act for convertible debentures will analogously apply, and for the purposes of determining the basis and methods of exercising them, the following criteria are established:

(i)	The warrants that are issued under the provisions of this resolution may give the right to subscribe new shares issued by the Company or acquire Company pre-existing shares, or a combination of both. In any event, the Company may reserve the right to opt, when exercising the warrant, to deliver new or old shares, or a combination of both.

(ii)	The term for exercising the warrants will be determined by the Board of Director and may not exceed five (5) years as of the date of issue.

(iii)	The price for exercising the warrants may be fixed or variable depending on the date(s) or period(s) that are taken as a reference.

The price will be determined by the Board of Directors at the time of issue or will be determinable at a later time in accordance with the criteria established in the resolution. In any event, the price of the share being considered may not be less than the highest between (i) the arithmetic average of the closing prices of the Company shares on the Continuous Market during the period determined by the Board of Directors, which may not be more than three months or less than fifteen days before the date when the issue resolution is passed by the Board, and (ii) the closing price of the Company shares on the Continuous Market on the day before the adoption of the above issue resolution.

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(iv)	When warrants are issued with simple or at par exchange ratios – in other words, one share per warrant – the sum of the premium or premiums paid for each warrant and their exercise price may not, under any circumstances, be less than the listed value of the Company share considered in accordance with the provisions of Section (iii) above, or its nominal value.

When warrants are issued with multiple exchange ratios – in other words, other than one share per warrant – the sum of the premium or premiums paid by the whole of the warrants issued and their aggregated exercise price may not, under any circumstances, be less than the result of multiplying the number of shares underlying the entirety of the issued warrants by the listed value of the Company share considered in accordance with the provisions of Section (iii) above, or its nominal value.

When approving an issue of warrants under the provisions of this authorisation, the Board of Directors will issue a report, based on the criteria described in the above sections, developing and specifying the basis and methods of exercise that specifically apply to the issue indicated. This report will be accompanied by the corresponding auditors’ report established in Article 292.2 of the Joint Stock Companies Act.

7.	Rights of holders of convertible securities. While the conversion and/or exchange for shares of the values of the debentures or the exercise of the warrants is possible, their holders will enjoy such rights as are recognised by current regulations and, in particular, those relating to the preemptive subscription right (in the case of convertible debentures or warrants on newly-issued shares) and anti-dilution clause in the legal circumstances, unless the General Meeting or the Board, under the terms and with the requirements of Article 159 of the Joint Stock Companies Act, decide on the total or partial exclusion of the above preemptive subscription right of the shareholders and holders of convertible debentures or warrants on newly-issued shares.

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8.	Capital increase and exclusion of the preemptive subscription right in convertible securities. The delegation to the Board of Directors also includes, but is not limited to, the following powers:

(i)	The power that, by virtue of the provisions of Article 159.2 of the Joint Stock Companies Act, the Board of Directors may exclude, in full or in part, the preemptive subscription right of shareholders and holders of convertible debentures or of warrants on newly-issued shares, when this is required for the company interests, within the framework of a specific issue of convertible debentures or warrants on newly-issued shares on which it may decide under the provisions of this authorisation. In this case, at the time of the adoption of the issue resolution, the Board will issue a report explaining the specific reasons of company interest that justify this measure, which will require the mandatory auditors’ in accordance with the provisions of Article 159.2 of the Joint Stock Companies Act. Both reports will be made available to shareholders and holders of convertible debentures and of warrants on newly-issued shares and will be communicated to the first General Meeting to be held after the adoption of the issue resolution.

(ii)	The power to increase the capital by the amount necessary to meet the applications for conversion or the exercise of the warrant on newly-issued shares. This power may only be exercised insofar as the Board, adding the capital that it increases to meet the issue of convertible debentures or the exercise of warrants and the remaining capital increases that may have been resolved under the provision of authorisations conferred by the General Meeting, does not exceed the limit of half of the sum of the share capital set out in Article 153.1.b) of the Joint Stock Companies Act. This authorisation to increase the capital includes that of issuing and placing in circulation, on one or more occasions, the necessary shares to carry out the conversion or the exercise of the warrant, that of amending the article of the Articles of Association relating to the amount of the share capital and, as the case may be, to annul the part of this increase that has not been necessary to meet the conversion or the exercise of the warrant.

(iii)	In accordance with the criteria set out in Sections 5 and 6 above, the power of developing and specifying the basis and methods of the conversion and/or exchange and/or the exercise of the warrant, including, among other questions, setting the time of the conversion and/or exchange or exercise of the warrants and, in general and in its broadest terms, determining such points and conditions as are necessary or suitable for the issue.

The Board of Directors will inform at the General Meetings held by the Company of the use that it has made to date of the delegations referred to in this resolution.

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9.	Listing. When appropriate, the Company will apply for the listing in official or unofficial secondary markets, organised or not, national or foreign, of the debentures, bonds, preferred shares, warrants and any other securities that may be issued by the Company by virtue of this delegation, carrying out in such case the necessary formalities and actions for the admission for listing before the competent agencies of the various national or foreign securities markets, for which the broadest powers are conferred on the Board of Directors.

10.	Guarantee of issues of fixed-rate securities. The Board is also empowered, within a period of five years, to guarantee on behalf of the Company the issuances by companies within the Group of fixed-rate securities exchangeable for Company shares or for shares of other companies.

11.	Exchangeable debentures for pre-existing shares of other companies. This resolution does not amend the eighth resolution of the General Shareholders’ Meeting of May 31st, 2005, except the criteria for the determination of the basis and methods of the conversion and/or exchange referred in Section 5 above that will be applicable to issues of exchangeable debentures for shares of other companies that could be made under said resolution of the General Shareholders’ Meeting of May 31st, 2005.

12.	Substitution in the Delegate Committee. The Board of Directors is authorised so that it may, in turn, delegate to the Delegate Committee the delegated powers referred to in this resolution.

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Proposal of resolution concerning the eighth point on the Agenda (“Information to the General Shareholders’ Meeting on the amendments to the Regulations of the Board of Directors.”)

No resolution of the General Shareholders Meeting is proposed for this point on the Agenda, whose purpose is solely to inform the shareholders of the amendment to Article 5 in the Regulations of the Board of Directors, agreed by the Board of Directors at their meeting on the 29th June 2005, and of the amendments to Articles 3 and 23 in the Regulations of the Board of Directors, agreed by the Board of Directors at their meeting on the 26th April 2006, as explained in more detail in the Reports of the Board of Directors on the proposals of resolutions.

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Proposal of resolutions concerning the ninth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”):

One. To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Commercial Registry and any other public authority with powers concerning the resolutions adopted.

Two. To delegate indistinctly to the Chairman of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

* * *

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Item 3

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ORDINARY GENERAL SHAREHOLDERS’

MEETING

2006

REPORTS OF THE BOARD OF DIRECTORS

ON PROPOSALS OF RESOLUTIONS

Unofficial translation of the original in Spanish

Report of the Board of Directors on the proposal of resolutions concerning the first point on the Agenda (“Review and approval, if appropriate, of the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2005, of the proposal of application of its earnings and of the management by the Board of Directors during said year.”)

The Financial Statements and different documents of which these consist, as laid down in the Commercial Code, the Joint-Stock Companies Act and other applicable legislation, including the current sectorial regulations (Balance Sheet, Profit and Loss Account and Annual Report), both the individual ones of Repsol YPF, S.A. and the consolidated ones of its Group of Companies, along with the Management Report of Repsol YPF, S.A. and the Consolidated Management Report, were drawn up by the Board of Directors at its meeting dated 29th March 2006, after review by the Audit and Control Committee and by the Disclosure Committee of Repsol YPF, S.A., and after certification by the Executive President and the Chief Financial Officer. Likewise, the Financial Statements and the Management Reports have been examined by the Auditors of Repsol YPF and of its Consolidated Group.

All these documents are available to the shareholders at the company registered office in Paseo de la Castellana, nº 278, where these can be asked for directly or be sent free of charge to wherever is requested.

These are furthermore available on the company’s web site (www.repsolypf.com), where the shareholders can also find what is called the “Annual Report 2005”, which contains extensive information of interest about the Company, the Corporate Responsibility Report and the Annual Report on Corporate Governance and the Auditors Report.

Along with the approval of the Financial Statements there is similarly a proposal, as in previous years, for the approval of the application of the earnings, as stated in the Annual Report, and the management by the Board of Directors during fiscal year 2005.

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Report of the Board of Directors on the proposal of resolutions concerning the second point on the Agenda (“Amendment of Articles 19 (“Call of the General Meeting”) and 20 (“Power and obligation to call”) of the Articles of Association.”)

1. Purpose of the report

In pursuance of article 144.1.a) of the Joint Stock Companies Act, the Board of Directors of Repsol YPF, S.A. (the “Company”) submits this report to justify the proposed amendment of certain articles of the Articles of Association, laid before the General Meeting of Shareholders for approval.

2. General justification of the proposal

The purpose of the proposed amendment of Articles 19 and 20 of the Articles of Association, both related to the call of the General Meeting, is to adapt the Articles of Association to the new wording of, among others, the Article 97 of the Joint Stock Companies Act, introduced by Final Provision One of Law 19/2005, of 14 November, related to the Spanish-domiciled European Company.

With the aforesaid aim of adapting to the binding terms of the recently amended Article 97 of the Joint Stock Companies Act, the Board proposes the following amendments of Articles 19 and 20 of the company’s Articles of Association:

(i)	The first paragraph of Article 19 of the Articles of Association indicates the new minimum period for publication of the notice of call to general meetings, raised by the aforesaid Law from fifteen days to one month. The proposal leaves the door open to the possibility of other periods of notice for calls to general meetings being established by law in the future, which would then be applicable.

(ii)	A final paragraph is added to Article 19 to reflect the right of shareholders holding at least five per cent of the capital to request the publication of a supplemental notice of call including new items on the agenda, pursuant to the new Article 97.3 of the Joint Stock Companies Act.

(iii)	In the second paragraph of Article 20 the period that the Board is granted to call a General Meeting when so requested by shareholders holding at least five per cent of the capital is adjusted to the new minimum period stipulated in Article 97.1 of the Joint Stock Companies Act.

Final Provision One of the Law 19/2005, of 14 November, related to the Spanish-domiciled European Company, did not amend Article 100.2 of the Joint Stock Companies Act, which provides in the second indent that “in this case, the general

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meeting may be called to be held within thirty days after the date on which the directors were required through notarial channels to call it”. However, as shareholders will easily realise, with the present text of this Article it is impossible to comply with the new period of notice stipulated in Article 97.1 of the Joint Stock Companies Act. Therefore, the new text proposed for the second paragraph of Article 20 of the Articles of Association offers a reasonable and systematic interpretation of Article 97.1, providing that in the case contemplated in Article 100.2, “the Board shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law”.

To facilitate comparison of the old and new versions of the Articles to which amendments are proposed, a transcript of both texts is annexed to this report in two columns, for purely informative purposes.

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Comparison of the articles of the Articles of Association to which alterations are proposed (underlining the proposed amendments):

Present text	Proposed amendment

Article 19. Call of the General Meeting

The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in one of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least fifteen days prior to the date fixed for the meeting, except in those cases in which the law establishes a longer period of notice.

Article 19. Call of the General Meeting

The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in one of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least one month prior to the date fixed for the meeting, save when the law stipulates different notice, in which cases such legal provisions will be applicable.

The announcement will give the date of the meeting at the first call and all the matters that are to be discussed. It may also mention the date at which the Meeting will be held at a second call, if pertinent.	The announcement will give the date of the meeting at the first call and all the matters that are to be discussed. It may also mention the date at which the Meeting will be held at a second call, if pertinent.

A period of at least twenty-four hours must elapse between the first and second sessions.	A period of at least twenty-four hours must elapse between the first and second sessions.

If a duly convened General Meeting should not be held at the first call and the notice has given no indication of the date for a second call, this must be announced with the same publicity requirements as the first, within the fifteen days following the date of the General Meeting not held and eight days prior to the date of the meeting.	If a duly convened General Meeting should not be held at the first call and the notice has given no indication of the date for a second call, this must be announced with the same publicity requirements as the first, within the fifteen days following the date of the General Meeting not held and eight days prior to the date of the meeting.

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Shareholders representing at least five per cent (5%) of the capital stock may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through notarial channels, to be received at the registered office within five days after publication of the original notice of call. The supplemental notice of call shall be published at least fifteen days prior to the date for which the general meeting is scheduled.”

Present text	Proposed amendment
Article 20. Power and obligation to call The Board of Directors may convene the Extraordinary General Meeting of Shareholders whenever it is considered to be in the Company’s interests.	Article 20. Power and obligation to call The Board of Directors may convene the Extraordinary General Meeting of Shareholders whenever it is considered to be in the Company’s interests.

It must also convene the General Meeting whenever requested by shareholders who hold at least five per cent of the capital stock, indicating in the request the matters to be discussed at the Meeting. In this case, the General Meeting must be convened to be held within the thirty days following the date on which the Board of Directors has been notarially requested to call the Meeting.	It must also convene the General Meeting whenever requested by shareholders who hold at least five per cent of the capital stock, indicating in the request the matters to be discussed at the Meeting. In this case, the Board of Directors shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law.

The Board of Directors shall draw up the agenda, necessarily including the matters that have given rise to the request.”	The Board of Directors shall draw up the agenda, necessarily including the matters that have given rise to the request.”

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Report of the Board of Directors on the proposal of resolutions as regards point three of the Agenda (“Amendment of Article 5 (Notice of call) of the Regulations of the General Shareholders Meeting.”)

1. Purpose of the report

In pursuance of Article 2 of the Regulations of the General Shareholders Meeting, the Board of Directors of Repsol YPF, S.A. (the “Company”) submits this report to justify the proposed amendment of Article 5 of the Regulations of the General Meeting, laid before the General Meeting of Shareholders for approval.

2. Justification of the proposal

As explained below, the purpose of the amendments proposed in Article 5 of the Regulations of the General Meeting coincides with that indicated for amending Articles 19 and 20 of the Articles of Association, proposed under item two of the agenda. Consequently, to maintain the coherence between the two regulatory texts, if the proposed amendment of Articles 19 and 20 is approved by the General Meeting, the amendment of the corresponding Article of the Regulations of the General Meeting would also be submitted to the shareholders for approval.

With the aim of adapting the Regulations of the General Meeting to the binding terms of Article 97 of the Joint Stock Companies Act, as amended by Law 19/2005, of 14 November, the Board proposes the following amendments of Article 5 of the Regulations of the General Meeting:

(i)	Article 5.1, first paragraph, indicates the new minimum period for publishing the notice of call to general meetings, raised by the aforesaid Law from fifteen days to one month. The proposal simplifies, for clarity, the text of the last indent and leaves the door open to the possibility of other periods of notice for calls to general meetings being established by law in the future, which would then be applicable.

(ii)	In Article 5.1, second paragraph, a minor modification is proposed to improve or simplify the text, without altering its meaning.

(iv)	In Article 5.2, the time granted to the Board to call the General Meeting when so requested by shareholders holding at least five per cent of the capital is adjusted to the new minimum period stipulated in Article 97.1 of the Joint Stock Companies Act.

Final Provision One of Law 19/2005, of 14 November, related to the Spanish-domiciled European Company, did not amend Article 100.2 of the Joint Stock

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Companies Act, which provides in the second indent that “in this case, the general meeting may be called to be held within thirty days after the date on which the directors were required through notarial channels to call it”. However, as shareholders will easily realise, with the present text of this Article it is impossible to comply with the new period of notice stipulated in Article 97.1 of the Joint Stock Companies Act. Therefore, the new text proposed for the second paragraph of Article 20 of the Articles of Association offers a reasonable and systematic interpretation of Article 97.1, providing that in the case contemplated in Article 100.2, “the Board shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law”.

A new section 3 is added to Article 5 to reflect the right of shareholders holding at least five per cent of the capital to request the publication of a supplemental notice of call including new items on the agenda, pursuant to the new Article 97.3 of the Joint Stock Companies Act.

To facilitate comparison of the old and new versions of the article to which alterations are proposed, a transcript of both texts is annexed to this report in two columns, for purely informative purposes.

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Comparison of the articles of the Regulations of the General Meeting to which alterations are proposed:

Present text	Proposed alteration

5. NOTICE OF CALL

5.1.  The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in two of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least fifteen days prior to the date fixed for the meeting, in order for the shareholders to have adequate time to request and obtain supplementary information regarding the items on the Agenda.

5. NOTICE OF CALL

5.1.  The Ordinary or Extraordinary General Meetings of Shareholders must be convened by the Board of Directors by means of a notice published in the Official Bulletin of the Commercial Registry and in one of the daily newspapers with the widest circulation in the province in which the Company has its registered office, at least one month prior to the date fixed for the meeting, save when the law stipulates different notice, in which cases such legal provisions will be applicable.

The announcement will state the date and time of the meeting on first notice and all the matters to be discussed as included on the Agenda. Furthermore, it shall state the date, if pertinent, when the Meeting will be convened on second call. Between the first and the second call there must be a period of at least twenty-four hours. The announcement shall also state the place and time when the documents that will be submitted to the Meeting for approval are going to be available to the shareholders, including the Management Report, the Report by the External Auditors on the Financial Statements, the Corporate Governance Report, the Social Report, the Environmental Report, and other mandatory reports or any decided upon the Board of Directors, without prejudice of the option attendant upon the shareholders to request and receive free delivery of all the documents mentioned.

The announcement will state the date and time of the meeting on first notice and all the matters to be discussed as included on the Agenda. Furthermore, it shall state the date, if pertinent, when the Meeting will be convened on second call. Between the first and the second call there must be a period of at least twenty-four hours. The announcement shall also state where and when the documents to be laid before the General Shareholders Meeting will be available for consultation by shareholders, together with the other documents required by law and such others as the Board may decide, without prejudice to the shareholders’ right to request and receive all the documents indicated above, free of charge.

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If a duly called General Meeting is not held on first call, and if the date of the second call has not been provided in the announcement, it must be announced with the same disclosure requirements as the first, within fifteen days of the date of the Meeting that was not held and eight days prior to the meeting date.

If a duly called General Meeting is not held on first call, and if the date of the second call has not been provided in the announcement, it must be announced with the same disclosure requirements as the first, within fifteen days of the date of the Meeting that was not held and eight days prior to the meeting date.

A copy of the notice calling the General Meeting shall be included on the Company web site. Furthermore, a copy thereof shall be sent to the Stock Markets where the shares are listed and to the share depositary institutions in order for them to proceed with the issuance of attendance cards.

A copy of the notice calling the General Meeting shall be included on the Company web site. Furthermore, a copy thereof shall be sent to the Stock Markets where the shares are listed and to the share depositary institutions in order for them to proceed with the issuance of attendance cards.

5.2.  The Board must convene an Extraordinary General Shareholders’ Meeting when so requested by a number of shareholders owning at least five per cent of the capital stock, stating the matters to be discussed in the request. In this case, the Shareholders’ Meeting must be called to be held within thirty days after the date on which the Board of Directors has been requested through notarial channels to call it.

5.2.  The Board must convene an Extraordinary General Shareholders’ Meeting when so requested by a number of shareholders owning at least five per cent of the capital stock, stating the matters to be discussed in the request. In this case, the Board shall call the meeting within no more than fifteen days after being required through notarial channels to do so, giving the minimum notice stipulated in law.

5.3    Shareholders representing at least five per cent (5%) of the capital may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through notarial channels, to be received at the registered office within five days after publication of the original notice of call. The supplemental notice of call shall be published at least fifteen days prior to the date for which the general meeting is scheduled.”

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Report of the Board of Directors on the proposal of resolutions concerning the fourth point on the Agenda (“Appointment, ratification or re-election of Directors”):

4.1 Ratification and appointment of Mrs. Paulina Beato Blanco as Director

The first proposal concerning this point of the Agenda consists on the ratification of the designation as Director, approved by the Board of Directors by cooption to cover a vacancy arising after the last Ordinary General Shareholders’ Meeting, of Mrs. Paulina Beato Blanco appointing her Director of the Company for a period of four years as from this General Shareholders Meeting.

Mrs. Beato Blanco was proposed as Director by the Nomination and Compensation Committee, which confirmed that she met all appropriate conditions for holding the post of new Director.

Furthermore, shareholders have a brief professional history of Mrs. Paulina Beato Blanco at their disposal on the Annual Report on Corporate Governance and on the Company’s web site (www.repsolypf.com).

4.2 Ratification and appointment of Mr. Henri Philippe Reichstul as Director

Hereafter, it is proposed the ratification of the designation as Director, approved by the Board of Directors by cooption to cover a second vacancy arising after the last Ordinary General Shareholders’ Meeting, of Mr. Henri Philippe Reichstul appointing him Director of the Company for a period of four years as from this General Shareholders Meeting.

Mr. Reichstul was proposed as Director by the Nomination and Compensation Committee, which confirmed that he met all appropriate conditions for holding the post of new Director.

Furthermore, shareholders have a brief professional history of Mr. Henri Philippe Reichstul at their disposal on the Annual Report on Corporate Governance and on the Company’s web site (www.repsolypf.com).

4.3 Appointment, ratification or re-election of other Directors

As of the date of publication of the notice of call, the proposal of resolutions concerning this point on the Agenda is pending the corresponding report from the Nomination and Compensation Committee of the Board of Directors. In this sense, it is expected that the proposal, with the prior report from such Committee, will be

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formulated by the Board of Directors in their meeting to be held on the day fixed for the celebration of the General Shareholders Meeting.

This will also allow the Board of Directors and the Nomination and Compensation Committee to make the relevant considerations in case of any vacancy in the Board, for causes now unknown, between the date of publication of the notice of call and the celebration of the General Shareholders’ Meeting.

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Report of the Board of Directors on the proposal of resolutions concerning the fifth point on the Agenda (“Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group”):

The proposal that the Board of Directors presents to the General Shareholders’ Meeting in this point on the agenda was approved at the request of the Audit and Control Committee, which is competent according to the Regulations of the Board of Directors, to select the External Auditor that will provide the audit services corresponding to fiscal year 2006 for the Company and its Consolidated Group.

It should be mentioned that, in accordance with Article 6.3.1 of its own Regulations, the Audit and Control Committee carried out during 2005 a selection procedure open to the most prestigious firms to choose the firm offering the best balance between quality of service offered –the minimum level of which was specified as a requirement prior to selection- and the amount of the fees.

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Report of the Board of Directors on the proposal of resolutions concerning the sixth point on the Agenda (“Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders Meeting held on May 31, 2005”):

The system governing derivative acquisition of own shares is regulated in articles 75 and following of the Joint-Stock Companies Act, passed by Legislative Royal Decree 1564/1989, of 22nd December. These articles were modified by Additional Provision 2 of Law 2/1995, of 23rd March, on Limited Responsibility Companies, with the main purpose of incorporating to Spanish law the discipline of indirect treasury stock contained in Directive 92/101/CEE.

According to this system, the acquisition must be authorized by the General Shareholders’ Meeting by means of a resolution with content according to paragraph 1 of article 75. This authorization may not, under any circumstances, exceed 18 months. In the case of shares of Repsol YPF, S.A., listed on a secondary securities market, the nominal value of the shares acquired plus the ones directly or indirectly already owned cannot exceed 5% of the capital stock, according to paragraph 2 of Additional Provision 1 of the Joint-Stock Companies Act.

Since 1996 the General Shareholders’ Meeting has authorized the Board of Directors to acquire shares of Repsol YPF, S.A., either directly or through controlled companies.

In this respect the reason for this proposal lies in that the authorisation granted by the last Ordinary General Shareholders’ Meeting, held on 31st May 2005 was subject to the maximum legal term of 18 months. For this reason, if this resolution was not passed, Repsol YPF, S.A. could not purchase its own shares from 30th November 2006 on and thus prior to holding the Ordinary General Shareholders’ Meeting for the fiscal year closed on 31st December 2006.

It should also be pointed out that the acquisition and provision of own shares by Repsol YPF, S.A., is subject of strict regulation by the Internal Code of Conduct of the Repsol YPF Group in respect of the Stock Markets, in order to avoid any distortion in the market prices.

14

Unofficial translation of the original in Spanish

Report of the Board of Directors on the proposal of resolutions concerning the seventh point on the Agenda (“Delegation to the Board of Directors of the power to issue fixed rate securities, convertible or exchangeable by shares of the Company or exchangeable by shares of other companies, as well as warrants (options to subscribe new shares or to acquire preexisting shares of the Company). Establishment of the criteria for the determination of the basis and methods for the conversion and/or exchange and delegation to the Board of Directors of the powers to increase the capital stock in the necessary amount, as well to exclude, in whole or in part, the preemptive subscription rights of shareholders and holders of convertible debentures or warrants over new shares. Authorisation of the guarantee by the Company of issues made by its subsidiaries of fixed rate securities exchangeable by shares of the Company or by shares of other companies. To leave without effect, in the portion not used, the eighth resolution of the Ordinary General Shareholders’ Meeting held on April 21st, 2002”):

The object of this report is to justify the proposal to the General Shareholders’ Meeting that, under the seventh point of the Agenda, confers powers on the Board of Directors of Repsol YPF, S.A. (the “Company”), with express power of delegation in favour of the Delegate Committee for the issue, on one or more occasions, of debentures, bonds and other fixed-rate securities of a similar nature, exchangeable and/or convertible into Company shares, or exchangeable for shares of other companies, as well as exchangeable and/or convertible warrants into Company shares.

The Board of Directors considers it to be extremely convenient to have the delegated powers admitted in current legislation in order that it may be at all times in a position to obtain in the primary securities markets the funds that are necessary for the appropriate management of the company’s interests. From this point of view, the aim of the proposed delegation is to provide the Company’s administrative body with room for manoeuvre and the capacity to respond that is required by the competitive environment in which the Company operates, in which the success of a strategic initiative or of a financial operation frequently depends on the possibility of carrying it out quickly, without the delays and costs incurred by calling and holding a General Shareholders’ Meeting.

With this aim, under the provisions of Article 319 of the Commercial Registry Regulations, applying by analogy the provisions of Article 153.1.b) of the Joint Stock Companies Act, the adoption is proposed to the General Meeting of the resolution that is formulated under the seventh point of its Agenda.

The proposal establishes a maximum aggregate amount under the provisions of the delegation of 8,000 million euros or its equivalent in another currency, distributed

15

Unofficial translation of the original in Spanish

between issues of exchangeable and/or convertible debentures into Company shares or warrants on newly-issued shares in which, under the provisions of Section B) 8 of the proposal drawn up, excludes the preemptive subscription right (the maximum amount of which will be 4,000 million euros) and issues of exchangeable and/or convertible debentures or of warrants, or exchangeable debentures for shares of other companies, in which the preemptive subscription right is not excluded (the maximum amount of which will also be 4,000 million euros).

The proposal also contemplates the Board of Directors being authorised so that it may issue convertible and/or exchangeable debentures or bonds or warrants, and agree, when necessary, on the necessary capital increase to meet the conversion or the exercise of the subscription option, providing this increase by delegation does not exceed half of the sum of the share capital, as stipulated in Article 153.1.b) of the Joint Stock Companies Act.

In the case of warrants, it is specifically envisaged that, insofar as it is compatible with their nature, the legal rules on convertible debentures will apply.

Additionally, also for the case of the issue of exchangeable and/or convertible debentures or bonds or of warrants, the proposed resolution includes the criteria for the determination of the basis and methods of the conversion, exchange or exercise of the debentures or warrants, respectively, although it permits the Board to be the one to specify some of these basis and methods for each issue, at all times within the limits and in accordance with the criteria set by the General Meeting. Consequently, the Board will be the one to determine the specific ratio of conversion, exchange or exercise, for which it will issue a report outlining the specific basis and methods of the conversion, exchange or exercise, at the same time as it approves an issue of convertible, exchangeable debentures or of warrants, under the provisions of this delegation, and which will also be the subject of the corresponding auditors’ report, as set out in Article 292 of the Joint Stock Companies Act.

In particular, the proposed resolution submitted for the approval of the General Meeting establishes that the fixed-rate securities that are issued under its provisions will be valued at their nominal amount and the shares at the fixed exchange set by the resolution of the Board of Directors or at the exchange determinable on the date or dates stated in the resolution of the Board and according to the Stock Market price of the Company shares on the date(s) or in the period(s) taken as reference in the resolution, with or without discount, and in any event with a minimum of the greater between the average exchange of the shares in the Continuous Market of the Spanish Stock Exchanges, according to the closing price, during the period to be determined by the Board of Directors, no more than three months and no less than fifteen days prior to the date of adoption of the issue resolution by the Board, and

16

Unofficial translation of the original in Spanish

the exchange of the shares in the same Continuous Market according to the closing price on the day prior to that of the adoption of the above issue resolution. Analogous criteria will be applicable, mutatis mutandi, for the issue of exchangeable debentures for shares of other companies.

For warrants, the exercise price may be fixed or variable, according to the time of the exercise of the warrant, but, in any event, the price of the share to be considered may not be less than the greater of the values set out above for the issue of convertible debentures or bonds.

This way, the Board feels that it is being awarded a sufficient margin of flexibility to set the value of the shares for the purposes of the conversion, exchange or exercise according to market conditions and other applicable considerations, although this should be, at least, substantially equivalent to their market value at the time that the Board resolves about the issue of debentures and/or warrants.

Additionally, and in accordance with the provisions of Article 292.3 of the Joint Stock Companies Act, the resolution envisages that the nominal value of the debentures will not be less than the nominal value of the shares, and that the sum of the premium or premiums paid for each warrant and their exercise price will not be less than the listed value of the Company share considered in accordance with the parameters set out previously, or the nominal value of the Company shares.

Besides this, it is stated that the authorisation for the issue of fixed-rate securities includes, by analogous application of the provisions of Article 159.2 of the Joint Stock Companies Act, for the issue of convertible debentures and/or warrants on newly-issued shares, the attribution to the Board of Directors of the power to exclude, in full or in part, the preemptive subscription right of the shareholders and holders of convertible securities when this is required for obtaining financial resources in the markets or is justified in any other way for the company interests. The Board of Directors considers that this additional possibility, which considerably increases the room for manoeuvre and the capacity to respond offered by the simple delegation of the power to issue convertible debentures and/or warrants, is justified by the flexibility and agility with which it is necessary to act in today’s financial markets in order to be able to take advantage of the occasions when market conditions are at their most suitable. This justification also exists when it is intended to obtain financial resources in the international markets. Finally, the removal of the preemptive subscription right permits a relative lowering of the financial cost of the borrowing or of the warrant and of the costs associated with the operation – including, in particular, the fees of the financial institutions taking part in the issue – in comparison with an issue in which there are preemptive subscription rights, and has at the same time less of a distorting effect on the negotiation of the Company shares during the issue period.

17

Unofficial translation of the original in Spanish

Even so, note should be taken that the exclusion of the preemptive subscription right is a power that the General Shareholders’ Meeting delegates to the Board of Directors and that the latter must, after taking into consideration the specific circumstances and in respect of the legal requirements, decide in each case if it is proper to exclude said right or not. Additionally, in the event that in an issue, the Board agrees on the exclusion of the preemptive subscription right, it must issue at the same time a report explaining the reasons of company interest that justify this exclusion, which will require the mandatory auditors’ report set out in Article 159.2 of the Joint Stock Companies Act and which will be made available to shareholders and holders of convertible debentures and/or warrants on newly-issued shares, and communicated to the first General Meeting to be held after the adoption of the issue resolution.

The proposal is completed with the application for the listing in any secondary market, organised or not, official or not, national or foreign, when appropriate, of the securities issued under the provisions of this authorisation, with the Board being authorised to carry out any formalities that are relevant to such effect, and with the express possibility that the powers of any kind attributed to the Board of Directors may in turn be delegated by it to the Delegate Committee.

Also, the proposal contains the authorisation to the Board to guarantee the issues, made by companies of Repsol YPF Group, of debentures exchangeable for shares of the Company or of other companies.

Finally, note should be taken that the proposal contemplates leaving without effect, in the part not used, the eighth resolution of the General Shareholders’ Meeting of April 21st, 2002, because of identity in the matter regulated. The proposal also establishes that it does not amend the eighth resolution of the General Shareholders’ Meeting of May 31st, 2005 that, among other matters, refers to the authorisation to the Board to issue debentures, bonds and other fixed-rate securities, simple or exchangeable for shares of other companies; nevertheless, the proposal specifies that the basis and methods of conversion and/or exchange established in section B) 8 of the proposal will be applicable to issues, under said resolution, of exchangeable debentures for shares of other companies.

18

Unofficial translation of the original in Spanish

Report of the Board of Directors on the proposal of resolutions concerning the eight point on the Agenda (“Information to the General Shareholders’ Meeting on the amendments to the Regulations of the Board of Directors.”)

Pursuant to Article 115 of the Stock Market Act 24/1988 of 28 July, introduced by Act 26/2003 of 17 July, the General Meeting is informed of the amendments to the Regulations of the Board approved since the last General Meeting.

The amendments are as set out below:

-	Amendment of Article 5 (“Powers reserved to the Board of Directors”) of the Regulations of the Board of Directors of Repsol YPF, S.A. approved by the Board on 29 June 2005:

The purpose of this amendment is to raise the minimum limit for requiring approval by the Delegate Committee of investments and disinvestments, from six to fifteen million euro.

This is recommendable for operating and business management reasons. The previous limit had been set in 1995 and since then the company had grown significantly in all its basic aggregates. For example, its net turnover had almost tripled, from 14,891 million euro in 1995 to 40,585 million euro at 31 December 2004.

The reference in the Regulations to the former Comité Ejecutivo was also changed to Comité de Dirección.

As a result of the modifications approved by the Board, Article 5 of the Regulations of the Board now has the following text (underlying the amendments):

“Article 5. Powers reserved to the Board of Directors

Without prejudice to the representational and executory powers conferred upon the Chairman and the Vice-Chairmen by the Bylaws, as well as the attributions or delegations of powers directly conferred by the Company, a prior decision of the Repsol YPF, S.A. Board of Directors following consideration of the report of the Strategy, Investment, and Competition Committee or the Audit and Control Committee, as appropriate, shall be necessary for purposes of execution when required pursuant to Art. 32, in the following cases:

1.	Submission of the Annual Accounts and Annual Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

19

Unofficial translation of the original in Spanish

2.	Approval of the Group’s Strategic Plan and its annual Budgets.

3.	Incorporation of new companies or equity holdings in existing companies when they imply a permanent investment exceeding six million euros by the Repsol YPF Group or in an activity other than the Company’s principal activity. In all other cases, the first paragraph of Nº 6 of this article shall apply. Exceptionally, investments in the incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s Annual Budgets and Strategic Plan shall be determined by the Chairman.

4.	Mergers, absorptions, spin-offs, or concentrations in which any Companies in which REPSOL YPF, S.A. holds a direct stake is interested.

5.	Disposition of corporate equity holdings or of other fixed assets whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the dispositions it has authorized to the Board at its first meeting thereafter.

6.	Approval of investment projects whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investment projects is vested in the Chairman, following deliberation of the Executive Committee if appropriate:

-	Those for exploration or development of oil fields when said functions are carried out in fulfilment of undertakings stemming from contracts, concessions, or licenses.

-	Those undertaken in fulfilment of legal provisions obligating the company concerned, regarding environmental protection, security of physical facilities, product specifications, or similar subjects.

-	Those for which sufficiently detailed provision has been made in the Group’s Annual Budgets and Strategic Plan.

In the above cases, approval of investments when they exceed the quantitative limits prescribed in the first paragraph of this number shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7.	Issuance in series of promissory notes, obligations, or similar securities by REPSOL YPF, S.A. or its majority-owned or controlled subsidiaries.

8.	Granting of bonds or suretyships to secure obligations of entities not controlled by the Group.

20

Unofficial translation of the original in Spanish

9.	Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to REPSOL YPF, S.A. or Group Companies, provided they are economically material.

10.	Incorporation, investment, and supervision of the management of personnel pension plans and any other undertakings toward the personnel which impose long-term financial obligations on the Company.

11.	Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the REPSOL YPF Group.

The Chairman, or in his absence, the Vice-Chairmen, shall carry out the Board’s resolutions or decisions in conformity with this article, reporting authorization or approval in accordance with the applicable terms or imparting instructions for the actions required by said resolutions or decisions.”

-	Amendment of Articles 3 (“The Board of Directors’ Composition and organisational structure”) and 23 (“The Chairman of the Board of Directors”) of the Regulations of the Board of Directors of Repsol YPF, S.A. approved by the Board on 26 April 2006:

At the Ordinary General Shareholders Meeting of Repsol YPF, S.A., held on second call on 31 May 2005, it was resolved, under item three on the Agenda, to amend certain articles of the Articles of Association. Consequently, in certain references made in the Regulations of the Board to articles of the Articles of Association, the numbers no longer coincided with those now in force.

Accordingly, the Board resolved to amend those Articles of the Board Regulations to adapt them to the current text of the company’s Articles of Association.

Consequently, Articles 3 and 23 of the Regulations of the Board now read as follows (amendments underlined):

“Article 3. The Board of Directors’ Composition and organizational structure

1.	Within the maximum and minimum limits prescribed in Art. 31 of the current corporate Bylaws, and without prejudice to the shareholders’ power to put forward proposals, the Board of Directors shall propose to the Shareholders Meeting the number of Directors it considers appropriate in terms of the Company’s interests at any given time. The Shareholders Meeting shall be responsible for determining the number of Directors.

21

Unofficial translation of the original in Spanish

2.	The existence of at least three categories of Directors shall be respected in both the proposals put before the Shareholders Meeting by the Board of Directors and the resolutions adopted by the Shareholders Meeting in cases of co-option:

a)	Executive Directors, having executive powers and functions in the Company’s Top Management. They shall not exceed 3 in number.

b)	Dominical Outside Directors, appointed by the holders of stable major holdings in the Company’s capital which represent a strategic value for the Company.

c)	Independent Outside Directors, not falling into the previous two categories, who meet the requirements prescribed in Art. 12 of these Regulations.”

“Art. 23. The Chairman of the Board of Directors

1.	The Chairman of the Board of Directors shall, in addition to the functions and powers attributed to said position by the Law, the corporate Bylaws, and these Regulations, be the Company’s Chief Executive Officer, and in his capacity as such shall be vested with the effective direction of the Company’s business affairs, always in keeping with the decisions and criteria adopted by the Shareholders Meeting and the Board of Directors.

2.	The Chairman of the Board shall act as chair of all the Company’s governance and managerial organs, being responsible for enforcing all the resolutions or decisions of the Board and the Delegate Committee, which organs he/she shall represent at all times with the broadest possible powers. In cases of urgency the Chairman may likewise take all the measures he/she deems conducive to the Company’s interests. In particular, the Chairman of the Board shall exercise the powers prescribed in Article 40 of the Corporate Bylaws.

3.	The Chairman of the Board may delegate his powers in whole or in part to other members of the Board or of the Company’s managerial staff, unless said delegation is expressly prohibited by law.”

The National Securities Market Commission (CNMV) has been notified of these amendments of the Regulations of the Board and they have been filed with the Madrid Commercial Registry for registration.

Furthermore, the full text of the Regulations of the Board of Directors of Repsol YPF, S.A., with the agreed amendments, is available on the company’s web site (www.repsolypf.com).

22

Unofficial translation of the original in Spanish

Report of the Board of Directors on the proposal of resolutions concerning the ninth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”):

This is the usual resolution that empowers the Board of Directors to execute the resolutions of the General Shareholders’ Meeting, including the powers to register the annual financial statements as well as the resolutions subject to this requirement.

* * *

23

Item 4

Repsol YPF, S.A.

Auditors’ Report

Financial Statements

for the year ended December 31, 2005

and Directors’ Report

Deloitte	Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

TeI.: +34 915 14 50 00
Fax: +34 915 14 51 80 +34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Repsol YPF, S.A.:

1.	We have audited the financial statements of Repsol YPF, S.A. comprising the balance sheet as of December 31, 2005, and the related statement of income and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company’s directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the evidence supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	As required by Spanish corporate and commercial law, for comparison purposes the directors present, in addition to the 2005 figures for each item in the balance sheet and statements of income and of changes in financial position, the figures for 2004. Our opinion refers only to the 2005 financial statements. On April 1, 2005, we issued our auditors’ report on the 2004 financial statements, in which we expressed an unqualified opinion.

3.	The accompanying financial statements for 2005 are presented in accordance with current corporate and commercial law, despite the fact that the management of the operations of Repsol YPF, S.A. and the companies it controls is performed on a consolidated basis. Consequently, the accompanying financial statements of Repsol YPF, S.A., which basically acts as a holding company, do not reflect the financial and net worth variations resulting from the application of consolidation principles to its investments, or the transactions carried Out by its investees, certain of which are carried out in pursuit of the Group’s global strategy. The consolidated financial statements for 2005 are the first that the Group has prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (EU-IFRSs), on which we issued our auditors’ report on March 30, 2006, in which we expressed an unqualified opinion. The changes in assets, reserves and income for the year with respect to those consolidated financial statements are disclosed in Note 5-d to the financial statements.

4.	In our opinion, the accompanying financial statements for 2005 present, in all material respects, a true and fair view of the net worth and financial position of Repsol YPF, S.A. as of December 31, 2005, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.	Member of
inscripción 96, C.l.F.: B-79104469. Domicilio Social: Plaza Pabio Ruiz Picasso, 1, Torre Picasso - 28020 Madrid	Deloitte Touche Tohmatsu

5.	The accompanying directors’ report for 2005 contains the explanations which the directors consider appropriate about the Company’s situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the directors’ report is consistent with that contained in the financial statements for 2005. Our work as auditors was confined to checking the directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company’s accounting records.

DELOITTE, S.L.
Registered in ROAC under no. S0692

/s/ Javier Ares San Miguel
Javier Ares San Miguel

March 30, 2006

2

Item 5

REPSOL YPF, S.A.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

AND 2005 MANAGEMENT REPORT

FINANCIAL STATEMENTS OF REPSOL YPF, S.A.

FOR THE YEAR ENDED DECEMBER 31, 2005

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A.

BALANCE SHEETS

As of December 31, 2005 and 2004

	Millions of Euros
	2005	2004
ASSETS

FIXED AND OTHER NONCURRENT ASSETS:
Start-up expenses (Note 6):	—	1

Intangible assets (Note 7):
Cost	75	80
Less - Accumulated amortization	(56)	(63)

	19	17

Tangible fixed assets (Note 8):
Cost	736	666
Less - Accumulated depreciation	(151)	(119)

	585	547

Long-term investments (Note 9):
Investments in Group and associated companies	15,345	14,794
Other long-term investments	35	68

	15,380	14,862

Total fixed and other noncurrent assets	15,984	15,427

DEFERRED CHARGES	2	8

DEFERRED TAX ASSET (Note 15)	1,632	1,940

CURRENT ASSETS:
Inventories:	3	6
Accounts receivable:
Receivable from Group companies (Note 3)	611	483
Receivable from public entities (Note 15)	448	237
Other accounts receivable	146	120

	1,205	840

Short-term investments (Note 10)
Loans to Group companies (Note 3)	929	810
Short-term investment securities (Note 10)	1,239	2,240

	2,168	3,050
Total current assets	3,376	3,896

TOTAL ASSETS	20,994	21,271

The accompanying Notes 1 to 22 are an integral part of these balance sheets

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S. A.

BALANCE SHEETS

As of December 31, 2005 and 2004

	Millions of Euros
	2005	2004
SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY (Note 11):
Capital stock	1,221	1,221
Additional paid-in capital	6,428	6,428
Revaluation reserve	3	3
Other reserves	4,654	4,141
Income for the year	2,336	1,123
Interim dividend	(366)	(305)

Total shareholders’ equity	14,276	12,611

EXCHANGE GAINS (Note 12)	520	1,271

DEFERRED REVENUES	—	7

PROVISIONS FOR CONTINGENCIES (Note 13)	324	244

DEFERRED TAX LIABILITY (Note 15)	220	226

LONG-TERM DEBT
Payable to Group companies (Note 3)	3,715	3,849
Payable to credit institutions (Note 14)	534	92
Other payables	37	25
Uncalled capital payments payable (Note 9)	21	22

Total long-term debt	4,307	3,988

CURRENT LIABILITIES:
Payable to Group companies (Note 3)	719	2,223
Payable to credit institutions (Note 14)	18	233
Payable to public entities (Note 15)	52	26
Interim dividend payable (Note 11)	366	305
Other payables	192	137

Total current liabilities	1,347	2,924

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	20,994	21,271

The accompanying Notes 1 to 22 are an integral part of these balance sheets

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A.

STATEMENTS OF INCOME

Relating to the years ended December 31, 2005 and 2004

	Millions of Euros
	2005	2004
EXPENSES
Personnel expenses
Wages, salaries and similar expenses	106	94
Employee welfare expenses	73	46

	179	140

Depreciation and amortization expense	46	67
Other operating expenses
Outside services	451	381
Purchases and services from Group companies (Note 3)	545	378

OPERATING INCOME (LOSS)	105	105

	1,326	1,071

Financial expenses on payable to Group companies (Note 3)
Interest	276	327
Exchange losses	32	13
Other	6	4
Financial expenses on financing transactions with third parties
Interest	34	29
Exchange losses	25	14
Other (Note 18)	172	154

FINANCIAL INCOME (LOSS)	2,154	1,845

	2,699	2,386

INCOME FROM ORDINARY ACTIVITIES	2,259	1,950

Provision to investment valuation allowance (Note 9)	73	1,191

Extraordinary expenses (Note 17)	131	244

EXTRAORDINARY INCOME (LOSS)	107	(1,390)

	311	45

INCOME BEFORE TAXES	2,366	560
Corporate income tax revenue/(expense) (Note 15)	(30)	563

INCOME FOR THE YEAR	2,336	1,123

The accompanying Notes 1 to 22 are an integral part of this statement of income

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A.

STATEMENTS OF INCOME

For the years ended December 31, 2005 and 2004

	2005	2004
REVENUES

Sales and services to Group companies (Notes 3 and 17)	572	488

Other revenues (Note 17)	754	583

	1,326	1,071

Revenues from equity investments (Note 3)	2,325	2,121
Revenues from loans to Group companies (Note 3)
Interest	23	10
Exchange gains	17	11
Other financial revenues
Exchange gains	113	24
Other (Note 18)	221	220

	2,699	2,386

Gain on disposal of investment securities (Note 17)	10	40
Investment valuation allowance used (Note 9)	277	3
Other extraordinary revenues (Note 17)	24	2

	311	45

The accompanying Notes 1 to 22 are an integral part of this statement of income

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the

Spanish-language version prevails.

REPSOL YPF, S.A.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2005

1

(1)	COMPANY DESCRIPTION

The Company was incorporated in November 1986 with the following corporate purpose:

1.-	Research, exploration, exploitation, import, storage, refining, petrochemical and other industrial processing, transportation, distribution, sale, export and marketing of all manner of oil and gas products, and of the related by-products and waste.

2.-	Research and development relating to other energy sources other than those derived from oil and gas, and their exploitation, production, import, storage, distribution, transportation, sale, export and marketing.

3.-	The operation of its real estate, intellectual property and technology.

4.-	The marketing of all types of products at facilities adjacent to service stations and gas pumps and through the marketing networks of products manufactured in-house, in addition to the provision of services relating to the consumption or use of such products.

5.-	The provision of planning, commercial management, factoring and technical or financial assistance services to its investees, excluding the activities that are legally restricted to finance or credit entities.

Repsol YPF, S.A.’s main assets are its shareholdings in subsidiaries, through which the Company carries on its corporate purpose. Repsol YPF, S.A. defines strategies, controls and coordinates the business activities performed by Group companies and provides services to the companies in relation to engineering, information systems, administration, general services and management support services in general. Repsol YPF, S.A.’s balances and transactions with its subsidiaries are shown in Note 3 and the shareholdings in and net worth items of the subsidiaries are shown in Exhibit I.

2

(2)	BASIS OF PRESENTATION

The accompanying financial statements, which were prepared from the Company’s accounting records, are presented in accordance with current legislation, with the Spanish Corporations Law and with the Spanish National Chart of Accounts and, accordingly, they give a true and fair view of the Company’s net worth, financial position and results of operations.

Article 1.1 of Royal Decree 2814/1998 of December 23 enacting the regulations on the accounting aspects of the introduction of the euro stipulates that financial statements expressed in Euros may present values in thousands of euros when the magnitude of the figures so requires, and that this circumstance must be disclosed in the related notes. However, the directors consider that, given the magnitude of the figures in the Company’s financial statements, and on the basis of standard practice among companies in the industry, presenting the financial statements in millions of euros gives a truer and fairer view of the Company’s net worth, financial position and results of operations and, accordingly, enables better comprehension.

These financial statements, and the consolidated financial statements of the Repsol YPF, Group, which were prepared on the same date by the Board of Directors of Repsol YPF, S.A., will be submitted for approval by the Shareholders’ Meeting, and it is considered that they will be approved without any changes. The 2004 financial statements were approved by the Shareholders’ Meeting on May 31, 2005.

Economic and regulatory situation in the countries in which Repsol YPF, S.A. carries on its business activities

The directors consider that the accompanying financial statements reflect all the significant effects of the economic and regulatory situation in the countries in which Repsol YPF, S.A. carries on its business activities at the date on which they were prepared. Also, based on the evolution of the aforementioned situation that can reasonably be expected, the directors hereby state that they consider that it is unlikely that measures be adopted or events occur that might have a significant adverse affect on the operations of Repsol YPF, S.A.

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(3)	BALANCES AND TRANSACTIONS WITH GROUP COMPANIES

The transactions performed by REPSOL YPF, S.A. with its subsidiaries gave rise to the following balances as of December 31, 2005 and 2004, and to the following revenues and expenses recorded in the years then ended:

	Balance Sheet						Statement of Income
2005 Millions of Euros	Receivable (1)	Payable (1)	Loans Granted		Loans Received		Revenues from Shareholdings	Financial Revenues	Financial Expenses	Operating Revenues (5)	Operating Expenses
COMPANIES			Short Term (2)	Long Term	Short Term	Long Term (3)
Grupo Repsol del Perú	3	—	—	—	—	—	—	—	—	—	—
Repsol YPF Oriente Medio	—	5	—	—	—	—	—	—	—	—	—
Carbon Black Española S.A.	25	2	129	—	—	—	—	—	—	—	—
Campsared	20	—	—	—	—	—	—	—	—	39	—
Duragás	1	—	—	—	—	—	—	—	—	—	—
Repsol Butano	20	1	—	—	—	—	—	—	—	38	3
Petróleos del Norte	2	—	69	—	—	—	198	—	—	8	—
Proyectos Integrales Energéticos	1	—	32	—	—	—	—	—	—	—	—
Refinería La Pampilla	2	—	—	—	—	—	—	—	—	3	—
Repsol Investigaciones Petrolíferas	1	—	—	—	—	—	—	—	—	5	—
Solred	10	—	—	—	—	—	—	—	—	12	—
Atlantic 2/3	1	9	—	—	—	—	—	1	3	1	256
Repsol Exploración Guinea	—	4	—	—	7	—	—	—	—	—	—
Repsol YPF Cuba	—	3	—	—	—	—	—	—	—	—	—
Repsol YPF Ecuador	—	16	—	—	—	—	—	—	—	—	—
Repsol YPF OCP Ecuador	4	—	—	—	—	—	—	—	—	—	—
Repsol Exploración Murzuq	—	3	—	—	—	—	—	—	—	—	—
Repsol Exploración Perú	—	2	—	—	—	—	—	—	—	—	—
Repsol Exploración Surinam	—	3	—	—	—	—	—	—	—	—	—
Repsol International Finance BV	—	—	—	—	77	3,715	—	4	256	—	—
Repsol Netherland Finance BV	—	—	—	—	—	—	—	—	3	—	—
Gas Natural SDG	1	10	34	—	—	—	81	5	—	1	—
Gas Natural Aprovisionamiento	—	—	—	—	—	—	—	—	—	19
Repsol Cial. Prod. Petrolíferos	39	1	—	—	—	—	19	—	—	63	2
Repsol YPF Lubricantes y Espec.	12	—	—	—	—	—	—	—	—	25	1
Repsol YPF Perú BV	—	—	—	—	28	—	—	—	1	—	—
Repsol Exploración	5	47	13	—	—	—	28	13	—	42	2
Repsol Petróleo	378	2	—	—	4	—	685	—	—	97	7
Repsol Química	9	32	296	—	—	—	—	4	11	56	2
Repsol YPF Trading y Transporte	35	9	259	—	—	—	50	2	—	15	72
YPF	27	2	—	—	395	—	1,234	4	35	4	—
Repsol LNG	—	2	24	—	—	—	—	—	—	1	—
Repsol Comercializadora de Gas	—	10	—	—	2	—	—	2	3	—	195
Tecnicontrol	—	—	—	—	32	—	—	—	—	—	—
Bahía Bizkaia Electricidad, S.L.	3	—	55	—	—	—	8	3	—	132	—
Bahía Bizkaia Gas, S.L.	—	—	18	—	—	—	—	—	—	—	—
Other	12	11	—	—	—	—	22	2	2	11	5

	611	174	929	—	545	3,715	2,325	40	314	572	545

(1)	Includes the accounts receivable and payable amounting to €444 million and €46 million , respectively, in relation to the settlement of the corporate income tax of the consolidated tax group (see Note 15).
(2)	Includes dividends receivable amounting to €103 million.
(3)	This caption includes the long-term credit facility with Repsol Internacional Finance, B.V. (associated with the eurobond issue). This credit facility does not have a maturity date, and therefore the company records both the drawdowns and repayments associated with the facility in the long term.

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	Balance Sheet						Statement of Income
2004 Millions of Euros	Receivable (1)	Payable (1)	Loans Granted		Loans Received		Revenues from Shareholdings	Financial Revenues	Financial Expenses	Operating Revenues (5)	Operating Expenses
COMPANIES			Short Term (2)	Long Term	Short Term	Long Term (4)
Grupo Repsol del Perú	4	—	—	—	—	—	—	—	—	—	—
Repsol YPF Oriente Medio	—	2	—	—	—	—	—	—	—	—	—
Carbon Black Española S.A.	—	—	114	—	—	—	—	1	—	—	—
Campsared	27	—	—	—	—	—	—	—	—	39	—
Duragás	—	—	—	—	—	—	—	—	—	—	—
Repsol Butano	33	7	—	—	—	—	—	—	—	42	3
Petróleos del Norte	1	—	52	—	—	—	88	—	—	7	—
Proyectos Integrales Energéticos	2	—	84	—	—	—	—	2	—	—	—
Refinería La Pampilla	1	—	—	—	—	—	—	—	—	3	—
Repsol Investigaciones Petrolíferas	—	—	—	—	—	—	—	—	—	4	—
Solred	14	—	—	—	—	—	—	—	—	10	—
Atlantic LNG	—	5	—	—	—	—	—	1	—	—	167
Repsol Exploración Guinea	—	6	—	—	6	—	—	—	—	—	—
Repsol YPF Cuba	1	17	—	—	—	—	—	—	—	—	—
Repsol YPF Comercial Ecuador	1	3	—	—	—	—	—	—	—	—	—
Repsol Exploración Murzuq	2	—	—	—	—	—	—	—	—	—	—
Repsol Exploración Perú	—	1	—	—	—	—	—	—	—	—	—
Repsol International Finance BV	—	—	—	—	1,265	3,739	—	5	289	—	—
Repsol Netherland Finance BV	—	—	—	—	455	—	—	—	21	—	—
Gas Natural SDG	2	8	29	—	—	15	71	—	—	1	—
Repsol Cial. Prod. Petrolíferos	46	—	—	—	—	—	19	—	—	67	2
Repsol YPF Lubricantes y Espec.	14	—	—	—	—	—	—	—	—	24	1
Repsol YPF Perú BV	—	—	—	—	24	—	—	—	—	—	—
Repsol Exploración	30	2	—	—	—	—	4	1	—	41	2
Repsol Petróleo	246	2	—	—	4	—	478	—	—	74	7
Repsol Química	10	35	421	—	1	95	—	3	2	54	3
Repsol YPF Trading y Transporte	29	3	1	—	—	—	39	1	—	14	45
YPF	6	2	—	—	326	—	1,404	—	27	6	—
Repsol LNG	—	—	12	—	—	—	—	—	—	—	—
Repsol Comercializadora de Gas	—	5	—	—	—	—	—	2	1	—	145
Tecnicontrol	—	—	—	—	32	—	—	—	—	—	—
Other (3)	14	12	97	—	—	—	18	5	4	102	3

	483	110	810	—	2,113	3,849	2,121	21	344	488	378

(1)	Includes the accounts receivable and payable amounting to €390 million and €73 million, respectively, in relation to the settlement of the corporate income tax of the consolidated tax group (see Note 15).
(2)	Includes dividends receivable amounting to €81 million.
(3)	The short-term loans include €97 million relating to nonconsolidated companies, namely Bahía de Bizkaia Electricidad, S.L. (€69 million) and Bahia de Bizkaia Gas, S.L. (€28 million)
(4)	Includes the long-term credit facility with Repsol Internacional Finance, B.V . and the account payable arising from the acquisition of Gas Natural’s preferential supply right vis-à-vis Gas Natural Sao Paul SUL (see Note 7)
(5)	Includes sales to Bahia to Bahia de Bizkaia Electricidad S.L. amounting to €88 million

5

The detail of the loans granted to Group companies as of December 31, 2005 and 2004, is as follows:

	Millions of Euros
	2005		2004
	Short Term	Long Term	Short Term	Long Term
EUROS
Principal	794	—	699	—
Accrued interest	32	—	30	—

Total	826	—	729	—

TOTAL	826	—	729	—

The average interest on these loans to Group companies was 2.18% in 2005 and 2.3% in 2004.

The detail of the loans received from Group companies and of the other payables to them as of December 31, 2005 and 2004, is as follows:

	Millions of Euros
	2005		2004
	Short Term	Long Term	Short Term	Long Term
FOREIGN CURRENCIES
Other payables	—	—	—	15
Principal in other currencies	186	—	147	—
Principal in US dollars	240	89	1,350	208
Accrued interest	9	—	46	—

Total	435	89	1,543	223

EUROS
Principal (*)	33	3,626	487	3,626
Accrued interest	77	—	83	—

Total	110	3,626	570	3,626

TOTAL	545	3,715	2,113	3,849

(*)	These amounts were converted to U.S. dollar debt through cross-currency IRS transactions (see Note 18).

The average interest on short- and long-term payables to Group companies was 5.51% and in 2005 and 5.32% in 2004.

6

The long-term loans received from Group companies as of December 31, 2005 and 2004, in millions of euros, are as follows:

	Loans Received
DUE IN:	2005	2004(*)
2005	—	—
2006	—	1,010
2007	—	—
2008	—	95
2009	—	—
Subsequent years	3,715	2,729

	3,715	3,834

(*)	Excluding the debt arising from the acquisition of Gas Natural’s preferential supply right vis-à-vis Gas Natural Sao Paulo.

(4)	DISTRIBUTION OF INCOME

The proposed distribution of 2005 income prepared by the Company’s Board of Directors is as follows:

	Millions of euros
Distributable income
Income for the year	2,336

	2,336

Distribution:
To voluntary reserves	1,604
Dividends
- Interim dividends	366	(*)
- Final dividends	366	(**)

	2,336

(*)	€0.30 gross per share, payable on or after January 12, 2006.
(**)	€0.30 gross per share, payable on or after July 5, 2006.

The provisional accounting statement prepared by the Board of Directors in accordance with legal requirements (Article 216 of the revised Corporations Law) evidencing the existence of sufficient liquidity for the distribution of the interim dividend declared at the Board of Directors’ Meeting on December 29, 2005, is as follows:

Millions of Euros
Assets		Shareholders’ Equity and Liabilities
Fixed and other noncurrent assets	18,150	Shareholders’ equity (*)	14,422
Current assets	2,579	Long-term liabilities	5,334
		Short-term liabilities	973

	20,729		20,729

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Based on the accounting statement prepared and its unused credit lines, as of the date on which the interim dividend was approved, the Company had sufficient liquidity to distribute such dividend.

In accordance with the revised Corporations Law, no dividend distribution may be made until start-up expenses have been fully amortized, unless the balance of unrestricted reserves is at least equal to the amount of the unamortized expenses. As of December 31, 2005, the Company’s voluntary reserves amounted to €4,408 million (see Note 11).

(5)	ACCOUNTING POLICIES

The main valuation methods applied by the Company in preparing its financial statements, in accordance with the Spanish National Chart of Accounts, were as follows:

a)	Start-up expenses-

This caption includes the expenses incurred in the capital increases carried out in July 1999 and September 2000, consisting mainly of bank fees and transfer tax (see Notes 6 and 11). These expenses are amortized on a straight-line basis over five years.

b)	Intangible assets-

•	Research and development costs

REPSOL YPF, S.A. records and amortizes the full amount of its research and development costs in the year in which they arise.

•	Other intangible assets

This caption includes the cost of computer software acquired and developed in-house. These costs are amortized on a straight-line basis over three years.

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c)	Tangible fixed assets-

Tangible fixed assets acquired prior to December 31, 1996, are carried at the lower of cost revalued pursuant to Royal Decree-Law 7/1996 of June 7, or market.

Subsequent additions are stated at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

Tangible fixed assets are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Buildings and other structures	25 - 50
Computer hardware	4
Fixtures and furniture	9 - 10
Other tangible fixed assets	6

The net increases in value resulting from this revaluation are being depreciated over the remaining useful lives of the revalued net assets.

d)	Long-term investments-

The shares contributed to REPSOL YPF, S.A. by Instituto Nacional de Hidrocarburos in 1987 are valued at their net book value as of December 31, 1986, net, where appropriate, of dividends distributed with a charge to reserves (generated by subsidiaries prior to 1986) or any other diminution in value the shares may have been subject to from the contribution through the end of each year. This valuation method is applied unless the resulting value is lower than the underlying book value of the investee; if it is, the value is adjusted at year-end to the underlying book value.

Securities acquired subsequently are recorded at the lower of cost or market. The market value is deemed to be the underlying book value of the holdings plus, where appropriate, the unrealized gains disclosed at the acquisition date and still existing at the date of subsequent valuation.

As of December 31, 2005, the period investment valuation allowance for the foreign companies financed with loans denominated in the same functional currency and for which the risks associated with the loans have been hedged were reduced by the exchange gains arising from the effect of exchange rate fluctuations on the financing, which were recorded under the “Exchange Gains” caption. In 2005 €518 million were included in respect of the calculated provision relating to Repsol YPF, S.A..

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The accompanying financial statements do not reflect the increases in the value of the Company’s holdings in these companies which would be disclosed if they were consolidated under International Financial Reporting Standards (IFRS).

The effect of consolidation would have been to increase assets, reserves and income for the year by €24,788 million, €1,202 million and €784 million respectively, in 2005.

Other long-term financial investments were carried at the lower of cost in the accompanying balance sheets and market value.

e)	Short-term financial investments-

Short-term financial investments are stated at cost plus the accrued interest receivable at year-end.

f)	Short and long-term non-trade payables and receivables-

Nontrade payables and receivables are recorded at repayment value, plus the accrued interest payable or receivable at year-end.

Debts or receivables maturing in less than 12 months from the balance sheet date are classified as current liabilities or current assets, respectively, in the accompanying balance sheets.

g)	Provisions for pensions and similar obligations-

The Company has a defined-contribution plan for its employees which conforms to the Pension Plan and Fund Law. In addition, the Company has voluntarily granted other individualized benefits in relation to certain employees, for which provisions had been recorded in full at year-end.

The main features of the REPSOL YPF, S.A. Pension Plan are as follows:

•	It is a mixed plan to cover benefits for the retirement, disability and death of the participants.

•	The sponsor (REPSOL YPF, S.A.) undertakes to make monthly contributions of certain percentages of serving employees´ salaries to external pension funds.

As of December 31, 2005 and 2004, REPSOL YPF, S.A. had covered all its pension and similar obligations.

The annual cost incurred in this connection amounted to €4.7 million in 2005 and €4.3 million in 2004, and these amounts are included under the “Personnel Expenses – Employee Welfare Expenses” caption in the accompanying statements of income.

10

h)	Provisions-

This caption includes the provisions for contingencies and expenses relating to probable or known third-party liability. These provisions are recorded when such circumstances arise based on the estimated amount of the contingencies involved.

The estimated costs of the labor force restructuring plans are expensed in the year in which the related plan is agreed on and are included under the “Extraordinary Expenses” caption in the accompanying statements of income (see Notes 13 and 17).

•	Medium- and long-term incentives

Since 2000 the Appointments and Remuneration Committee (formerly the Recruiting and Compensation Committee) of the Board of Directors of Repsol YPF, S.A. has implemented each year a loyalty-building program aimed at senior executives (see Note 18) but extendible to other persons occupying positions of responsibility in the Group. Under this program, a medium-/long-term incentive was included in the compensation system. The aim of this program is to strengthen the identification of executives and managers with shareholders’ interests, while at the same time enabling the Group to retain key personnel in an increasingly competitive labor market.

The various incentive plans in force are as follows:

Incentive plans tied to the appreciation of Repsol YPF shares

2002-2006 incentive plan

Qualification for these incentive payments is dependent on the beneficiary remaining in the Group’s employ on each of the dates on which the rights are exercisable. The beneficiaries under these plans are entitled to compensation in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets with respect to specific values and of the number of shares received. This plan does not confer on its beneficiaries any rights in shares or options on shares of Repsol YPF, S.A..

The amount to be received by the beneficiaries of this plan, who do not include senior executives as defined in the Spanish Corporations Law, is structured in two tranches, as follows:

-	In the first tranche, initially consisting of a total of 787,219 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the benchmark value, which is €13.00. As of December 31, 2005, the beneficiaries held rights in a total of 516,098 shares.

-	In the second tranche, initially consisting of a total of 787,219 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A.

11

shares in the Spanish stock markets and the benchmark value, which is €18.00. As of December 31, 2005, the beneficiaries held rights in a total of 569,385 shares.

This right will be exercisable as follows:

-	From March 1, 2004, the beneficiaries will be able to exercise one-third of their rights for each tranche.

-	From March 1, 2005, the beneficiaries will be able to exercise up to two-thirds of their rights (including, where appropriate, the rights exercised through that date).

-	From March 1, 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable through December 2006.

The current number of beneficiaries at Repsol YPF, S.A. differs from the initial number, as a result of the change of company for beneficiaries which at the time the program was granted belonged to other Group companies taking part.

In connection with this incentive plan, the Company arranged the call options described in Note 18, “Transactions Tied to Fluctuations in Price of Repsol YPF Shares”.

Incentive plans tied to medium-/long-term objectives

2003-2006, 2004-2007 and 2005-2008 incentive plans

The three programs of this type in force (2003-2006, 2004-2007 and 2005-2008) are independent of each other, but their main characteristics are the same. All three are specific pluriannual remuneration plans covering the years stated. Each plan is tied to the Group attaining a series of strategic objectives. Attainment of the respective objectives entitles the beneficiaries of each plan to receive an additional variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until December 31 of the last year of the plan, except for the special cases envisaged in the terms of the related plan.

In the first two cases (2003-2006 and 2004-2007 incentive plans), the pluriannual incentive payment, if received, will consist of an amount determined at the time the incentive is granted, to which a variable coefficient will be applied on the basis of the extent to which the objectives set are attained.

In the last case (2005-2008 incentive plan), the payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which

12

the objectives set are attained, to be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the program.

None of the three plans involve the delivery of shares or options to the beneficiaries and the incentive pay is not tied to the value of Repsol YPF shares. The following provisions were recorded in 2005 and 2004 to meet the commitments arising from this program:

	Millions of Euros
Program	2005	2004
2003-2006 incentive plan	1.4	1.4
2004-2007 incentive plan	1.7	2.1
2005-2008 incentive plan	1.7	—

i)	Foreign currency transactions-

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the transaction date. At the end of each year the balances of the accounts receivable and payable in foreign currencies are translated to Euros at the year-end exchange rates. Differences arising on the balances payable and receivable at year-end as a result of exchange rate fluctuations are recorded as follows:

a)	Exchange gains arising on foreign currency loans to finance investments in foreign companies whose functional currencies are the same, where the foreign currency risk associated with the loan is hedged, are recorded with a balancing entry under the “Exchange Gains” or “Deferred Charges” caption, and are allocated to income as the financing from which it derives is repaid or when the risk ceases to be hedged. These exchange gains arise mainly as a result of loans to finance the investment in YPF, S.A. in 1999.

b)	Exchange gains and losses arising on foreign currency loans to finance loans in the same currency granted to other Group companies are taken to income for the year at the same rate as the exchange differences arising from the underlying loans.

c)	Other exchange differences arising in the year on current operations are taken to income for the year. These amounts are not material with respect to the Company’s financial statements.

d)	Net exchange gains are recorded under the “Deferred Revenues” caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years or in the current year, in which case the net exchange gains are credited to period income to the extent of exchange losses.

13

j)	Corporate income tax-

Since 1988 REPSOL YPF, S.A. has been taxed on a consolidated basis with other Group subsidiaries.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The difference between the expense recorded and the resulting net tax payable is solely due to differences in the timing of recognition of expenses and revenues giving rise to deferred tax assets or liabilities (see Note 15).

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k)	Recognition of revenues and expenses-

•	Dividends

Dividends received from Group and associated companies are recognized as revenues for the year in which they are declared, i.e. when they are approved by the competent body.

•	Other revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

l)	Derivatives transactions-

The Company, as head of the Group, uses these instruments to hedge risks associated with financial and product transactions performed under corporate guidelines in the various businesses in which the Group’s subsidiaries engage.

Note 18 contains a description of the transactions carried out by the Company, and of the way in which they were recorded.

15

(6)	START-UP EXPENSES

This caption includes the expenses incurred in the capital increases carried out in July 1999 and September 2000 (see Note 11). The variations in this caption in 2005 and 2004 were as follows:

Millions of Euros
NET COST
Balance at December 31, 2003	23
Additions	—
Amortization	(22)

Balance at December 31, 2004	1
Additions	—
Amortization	(1)

Balance at December 31, 2005	—

(7)	INTANGIBLE ASSETS

The variations in this caption in 2005 and 2004 were as follows:

	Millions of Euros
	Other Intangible Assets	Research and Development Costs	Total
COST
Balance at December 31, 2003	83	14	97
Additions	9	5	14
Retirements	(31)	—	(31)

Balance at December 31, 2004	61	19	80
Additions	9	5	14
Retirements	—	(19)	(19)

Balance at December 31, 2005	70	5	75

ACCUMULATED AMORTIZATION
Balance at December 31, 2003	35	14	49
Amortization	9	5	14
Retirements	—	—	—

Balance at December 31, 2004	44	19	63
Amortization	7	5	12
Retirements	—	(19)	(19)

Balance at December 31, 2005	51	5	56

Net balance at December 31, 2005	19	—	19

€47 million and €50 million of intangible asset items had been fully amortized as of December 31, 2005 and 2004, respectively.

16

(8)	TANGIBLE FIXED ASSETS

The detail of the balances of tangible fixed asset accounts and of the related accumulated depreciation as of December 31, 2005 and 2004, and of the variations therein is as follows:

	Millions of Euros
	Land, Buildings and Structures	Computer Hardware	Fixtures and Furniture	Other Tangible Fixed Assets	Total
COST
Balance at December 31, 2003	169	75	156	227	627
Additions	5	12	3	30	50
Retirements	—	(1)	—	(10)	(11)
Transfers	192	—	—	(192)	—

Balance at December 31, 2004	366	86	159	55	666
Additions (1)	—	13	4	53	70
Retirements	—	—	—	—	—
Transfers	16	—	11	(27)	—

Balance at December 31, 2005	382	99	174	81	736

ACCUMULATED AMORTIZATION
Balance at December 31, 2003	4	45	40	1	90
Period depreciation	3	13	14	—	30
Retirements	—	(1)	—	—	(1)

Balance at December 31, 2004	7	57	54	1	119
Period depreciation	3	14	16	—	33
Retirements	—	—	—	(1)	(1)

Balance at December 31, 2005	10	71	70	—	151

Net balance at December 31, 2005	372	28	104	81	585

(1)	The additions to “Other Tangible Fixed Assets”, which relate to construction in progress, include €49 million relating to construction of the new headquarters of Repsol YPF, S.A.

On December 31, 1996, REPSOL YPF, S.A. revalued its tangible fixed assets pursuant to Royal Decree-Law 7/1996 of June 7 and paid the one-time 3% tax. The 1996 revaluation was carried out by applying the maximum coefficients authorized by the aforementioned Royal Decree-Law with the 40% reduction.

The revaluation surplus, net of the one-time 3% tax, was credited to the “Revaluation Reserve, Royal Decree-Law 7/1996 of June 7” caption, with a charge to the appropriate revalued asset accounts, without altering the recorded accumulated depreciation amount.

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The net increase in value resulting from the revaluation is being depreciated over the remaining years of useful life of the revalued assets. The revaluation increased the period depreciation charge by €0.50 million in both 2005 and 2004.

€68 million and €58 million of tangible fixed assets had been fully depreciated as of December 31, 2005 and 2004, respectively.

In line with practice in the industry, Repsol YPF, S.A. insures its assets and transactions globally. The insured risks include damage to tangible fixed assets. The company considers that the current level of coverage is, in general, adequate for the risks inherent to its activity.

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(9)	LONG-TERM INVESTMENTS

9.1)	Investments in Group and associated companies.

The detail of the balances of this caption as of December 31, 2005 and 2004, is as follows:

	2005				2004
		Millions of Euros				Millions of Euros
	Percentage of Ownership	Cost of the Investment	Allowance for Diminution in Value	Net Value	Percentage of Ownership	Cost of the Investment	Allowances for Diminution in Value	Net Value
Repsol YPF Chile LTDA	99.99%	106	—	106	99.99%	106	—	106
Repsol Exploración, S.A.	99.99%	258	—	258	99.99%	258	—	258
Repsol Química, S.A.	99.99%	278	205	73	99.99%	262	200	62
Repsol Butano, S.A.	99.99%	87	—	87	99.99%	87	—	87
Repsol Petróleo, S.A.	99.97%	613	—	613	99.97%	613	—	613
Repsol Comercial de Productos Petrolíferos, S.A.	18.39%	46	—	46	18.39%	46	—	46
Petróleos del Norte, S.A. - Petronor	85.98%	258	—	258	85.98%	258	—	258
Gas Natural SDG, S.A.	24.23%	399	—	399	24.23%	399	—	399
Compañía Logística de Hidrocarburos CLH, S.A.	19.67%	265	158	107	19.67%	265	158	107
Repsol International Finance B.V.	100.00%	564	—	564	100.00%	564	—	564
Repsol YPF Perú, B.V.	100.00%	178	—	178	100.00%	178	32	146
Repsol YPF Comercial del Ecuador, S.A.	100.00%	60	5	55	100.00%	60	15	45
Proyectos Integrados Energéticos, S.A. (1)	100.00%	24	—	24	100.00%	24	—	24
YPF, S.A.	91.95%	14,588	3,773	10,815	91.95%	14,588	3,864	10,724
Repsol YPF Brasil	100.00%	1,044	609	435	100.00%	779	566	213
Repsol YPF Bolivia	99.83%	891	69	822	99.83%	891	212	679
Repsol Portuguesa SA (antigua Repsol Combustivéis, S.A.) (2)	70.00%	475	55	420	70%	264	2	262
Repsol Portugal, Petróleo y Derivados, L.D.A. (2)	—	—	—	—	97.44%	145	50	95
Repsol Betumes Comerc.D.P.P.S.A. (2)	—	—	—	—	70%	10	—	10
Repsol Abast. e Servic. a Aviaçao (2)	—	—	—	—	70%	18	—	18
Repsol Italia, SPA (3)	100.00%	40	—	40	99.99%	4	—	4
Falk S.P.A. (3)	—	—	—	—	100.00%	30	—	30
Tecnicontrol S.A.	100.00%	32	—	32	100.00%	32	—	32
Repsol LNG, S.L.	99.99%	5	5	—	99.99%	—	—	—
Other investments		32	19	13		31	19	12

		20,243	4,898	15,345		19,912	5,118	14,794

(1)	Uncalled capital payments in relation to these investments amount to €21 million, of which €18 million relate to Proyectos Integrales Energéticos and €3 million, to Gastream Mexico, S.A. de C.V., and are recorded in the “Uncalled Capital Payments Payable” caption in the accompanying balance sheet as of December 31, 2005.
(2)	On December 28, 2005 Repsol Combustivéis, S.A. absorbed Repsol Betunes Comerc. D.P.P.S.A., Probetume-Betumes Modificados e Emulsoes, S.A.M Repsol Abast. e Servic. a Aciaçao and Repsol Portugal Petróleo y Derivados, L.D.A. and changed its corporate name to Repsol Portuguesa, S.A.
(3)	On October 19, 2005 Falk, S.P.A. absorbed Repsol Italia, SPA. and changed its corporate name to Repsol Italia, SPA.

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The variations in this caption in 2005 were as follows:

	Millions of Euros
2005	Cost of the Investment	Allowance for Diminution in Value	Net Value
Balance at December 31, 2004	19,912	(5,118)	14,794

Investments in the year:
Repsol YPF Brasil, S.A. (1)	265	—	265
Repsol Química, S.A. (2)	16	—	16
Repsol LNG, S.L. (3)	5	—	5
Repsol Betumes Comerc.D.P.P.S.A. (4)	7	—	7
Repsol Abast. e Servic. a Aviaçao (4)	5	—	5
Repsol Portuguesa, S.A. (formerly Repsol Combustivéis S.A.) (4)	67	—	67
Falk S.P.A. (5)	6	—	6
Other investments	1	—	1

	372	—	372

Divestitures in the year:
Repsol Portugal, Petróleo y Derivados, L.D.A. (6)	(41)	—	(41)
			—
			—
			—

	(41)	—	(41)

Period provisions recorded:
Repsol Química, S.A.	—	(5)	(5)
Repsol YPF Brasil, S.A.	—	(43)	(43)
Repsol Portuguesa, S.A. (formerly Repsol Combustivéis S.A.)	—	(19)	(19)
Repsol LNG, S.L. (Gastream)	—	(5)	(5)
Other investments	—	(1)	(1)

	—	(73)	(73)

Allowances used:
Repsol YPF Bolivia, S.A.	—	143	143
Repsol YPF Perú B.V.	—	32	32
YPF, S.A.	—	91	91
Repsol YPF Comercial del Ecuador, S.A.	—	10	10
Other investments	—	1	1

	—	277	277

Other variations:
Repsol Portugal, Petróleo y Derivados, L.D.A. (6)		16	16

Balance at December 31, 2005	20,243	(4,898)	15,345

(1)	Relates to capitalization of the loan to Repsol YPF Brasil, S.A.
(2)	Relates to restoration of equity following losses at Repsol Química, S.A.
(3)	Relates to restoration of equity at Repsol LNG, S.L.
(4)	Of these investments, 9 relate to the adjustment to the end price for Repsol Portuguesa, S.A. (formerly Repsol Combustivéis S.A.) and the others to supplementary contributions to these companies before the merger date.
(5)	Relates to the investment in respect of adjustment of the end purchase price for Falk, SPA
(6)	Relates to the sale of 27.44% of Repsol Portugal, Petróleo y Derivados, L.D.A.

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The variations in this caption in 2004 were as follows:

	Millions of Euros
2004	Cost of the Investment	Allowance for Diminution in Value	Net Value
Balance at December 31, 2003	19,546	(3,929)	15,617

Investments in the year:
Repsol Combustiveis S.A. (1)	264	—	264
Repsol Betumes Comerc.D.P.P. S.A. (2)	10	—	10
Repsol Abast.e Servic.a Aviaçao S.A. (3)	18		18
Tecnicontrol y Gestión Integral S.A. (4)	32		32
Falk S.p.A. (5)	30		30
Gastream Mexico	7		7
Other investments	5	—	5

	366	—	366
Period provisions:
CLH, S.A.	—	(3)	(3)
Repsol YPF Perú B.V.	—	(22)	(22)
Repsol Química, S.A.	—	(42)	(42)
Repsol Portugal, Petróleo y Derivados, Ltda.	—	(4)	(4)
Repsol YPF Brasil, S.A.	—	(118)	(118)
YPF, S.A.	—	(976)	(976)
Repsol Combustiveis S.A.	—	(2)	(2)
Repsol YPF Bolivia, S.A.		(20)	(20)
Other investments	—	(4)	(4)

	—	(1,191)	(1,191)

Allowances used:
Other investments	—	2	2

	—	2	2

Balance at December 31, 2004	19,912	(5,118)	14,794

(1)	Relates to the purchase of 70% of Repsol Combustivéis S.A.
(2)	Relates to the purchase of 70% of Repsol Betumes Comerc. D.P.P.S.A.
(3)	Relates to the purchase of 70% of Repsol Abast.e Servic. a Aviaçao S.A.
(4)	Relates to the purchase of 99.99% of Tecnicontrol y Gestión Integral S.A.
(5)	Relates to the purchase of 100% of Falk S.p.A.

Exhibit I contains a description of the net investment made until December 31, 2005 in Group and associated companies, and a breakdown of their net worth.

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9.2)	Other long-term investments.

The breakdown of this caption as of December 31, 2005 and 2004, is as follows:

	Millions of Euros
	2005	2004
Capital market mutual funds	27	27
Loans to employees	4	6
Guarantees provided	4	4
Other long-term loans	—	7
Receivable due to fixed asset disposals (1)	—	24

	35	68

(1)	In 2004 this item related to the portion of the price for the sale of CLH that will only be collected if certain conditions are fulfilled. As of December 31, 2005, this amount had been reclassified to “Other Accounts Receivable”.

(10)	SHORT-TERM INVESTMENTS

The balances of this caption in the accompanying balance sheets relate to loans to Group companies (see Note 3) and other short-term investments. The short-term loans to Group companies earned average interest of 2.18% in 2005. The balance of the “Short-Term Investment Securities” caption relates mainly to circumstantial cash surpluses temporarily deposited at financial institutions. These investments earned interest of approximately 2.08% in 2005.

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(11)	SHAREHOLDERS’ EQUITY

The variations in equity accounts in 2005 and 2004 were as follows:

	Millions of Euros
	Capital Stock	Additional Paid-in Capital	Legal Reserve	Revaluation Reserve	Voluntary Reserve	Euro Adjustment Reserve	Income for the Year	Interim Dividend	Total
Balance at December 31, 2003	1,221	6,428	244	3	3,668	2	715	(244)	12,037
Distribution of 2003 income
To legal reserve
To voluntary reserve					227		(227)		—
Interim dividend							(244)	244	—
Supplementary dividend							(244)		(244)
2004 income							1,123		1,123
Interim dividend								(305)	(305)
Capital increase

Balance at December 31, 2004	1,221	6,428	244	3	3,895	2	1,123	(305)	12,611
Distribution of 2004 income
To legal reserve
To voluntary reserve					513		(513)		—
Interim dividend							(305)	305	—
Supplementary dividend							(305)		(305)
2005 income							2,336		2,336
Interim dividend (*)								(366)	(366)
Capital increase

Balance at December 31, 2005	1,221	6,428	244	3	4,408	2	2,336	(366)	14,276

(*)	This dividend had not yet been paid as of December 31, 2005

•	Capital stock

As of December 31, 2005, the capital stock consisted of 1,220,863,463 fully subscribed and paid shares of €1 par value each, all listed on the Spanish, New York and Buenos Aires Stock Exchanges.

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The most significant holdings in Repsol YPF, S.A. are as follows:

	Percentage of Ownership
CAIXA	9.10	(1)
BBVA	5.47	(2)
Repinvés	5.02	(2) (3)
Pemex	4.81	(2)

(1)	Per notification received on May 7, 2004.
(2)	Information as of January 12, 2006, which was the date of the last dividend payment
(3)	Repinvés’ shareholders are La Caixa (67.7% of the dividend rights and 100% of the voting rights) and Caixa D’Estalvis de Catalunya (32.3% of the dividend rights).

The bylaws of Repsol YPF, S.A. limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the Shareholders’ Meeting to 10% of the voting stock.

The currently valid authorizations by the Shareholders’ Meeting to issue convertible debentures and/or debentures exchangeable for the Company’s shares and increase capital stock are described below:

•	On April 21, 2002 the Shareholders’ Meeting authorized the Board of Directors to carry out, within five years running from the date of the resolution, one or more issues, amounting to up to a total of €3,000 million, or the equivalent amount in another currency, of numbered series of debentures convertible into Repsol YPF, S.A. shares, or exchangeable for shares in Repsol YPF, S.A. and or in other companies.

•	In addition, the Annual Shareholders’ Meeting held on May 31, 2005 delegated to the Board of Directors powers as broad as may be required at law to resolve to increase capital stock, once or more times at any point in the five years running from the date of the resolution by the Shareholders’ Meeting, by up to €610,431,731, which is 50 cents below half the capital stock figure. This resolution by the Shareholders’ Meeting rendered invalid and without any effect whatsoever resolution number six of those adopted by the Shareholders’ Meeting on April 21, 2002.

As of December 31, 2005 the Board had not made use of any of the foregoing authorizations.

The Repsol YPF Group does not hold as of December 31, 2005 shares in the parent company either directly or through its investees.

On May 31, 2005 the Shareholders’ Meeting authorized the Board of Directors to carry out derivative acquisitions of shares in Repsol YPF, S.A., by way of a purchase,

24

swap or any other legal transaction for consideration, directly or through controlled companies, involving up to 5% of capital stock, and at a price or for consideration which cannot be lower than the par value of the shares or higher than their market price. The treasury stock acquired by the Company may be delivered to the Company’s employees or directors or, where applicable, used to pay for the exercise of the option rights owned by the employees or directors. This authorization, which is subject to compliance with all of the other applicable statutory requirements, is valid for 18 months running from the date of the resolution by the Shareholders’ Meeting, and rendered invalid the authorization granted by resolution of the Annual Shareholders’ Meeting on March 31, 2004.

As of the date of preparation of these financial statements the Board of Directors had not made use of this authorization.

•	Additional paid-in capital

Additional paid-in capital as of December 31, 2005 and 2004 amounts to €6,428 million. The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

•	Legal reserve

Under the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital, provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

•	Revaluation reserve

The balance of the “Revaluation Reserve”, Royal Decree-Law 7/1996 of June 7 account can be used, free of tax, to offset recorded current, prior or future losses, and to increase capital stock. From January 1, 2007, the balance of this account can be transferred to unrestricted reserves provided the related monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax. The distribution of this reserve would give rise to dividend double taxation tax credits.

25

(12)	EXCHANGE GAINS

As indicated in Note 5.i, this caption basically includes the exchange gains arising on foreign currency loans financing investments in companies with the same functional currency, signifying that the exchange risk associated with the loans is hedged. €1,253 million were recorded in this connection as of December 31, 2004. As of December 31, 2005, the exchange gains in this connection amounted to €518 million, and this amount was recorded under the “Exchange Gains” caption on the liability side of the balance sheet. The gains are allocated to income as the financing that gave rise to them is repaid and exchange losses are allocated, in all cases, where the hedging of this risk ceases to exist.

(13)	PROVISIONS FOR CONTINGENCIES

The detail of this caption as of December 31, 2005 and 2004, is as follows:

	Millions of Euros
	2005	2004
Provision for tax assessments	181	177
Provision for liabilities (*)	143	67

	324	244

(*)	As of December 31, 2005, this amount is composed of €37 million in respect of the long-service bonus, €34 million in respect of incentive payments due in the medium term, €29 million in respect of provisions for investments in companies with a negative underlying book value and €43 million in respect of various third-party liabilities.

26

The variations in the balance of this caption as of December 31, 2005 and 2004, were as follows:

	Millions of Euros
	2005	2004
Beginning balance	244	77

Provisions	173	174

- Charged to financial income	8	6
- Charged to operating income	19	6
- Charged to extraordinary income (1)	105	162
- Charged to corporate income tax (Note 12)	41	—

Amounts allocated to income	—	(7)

- Extraordinary income	—	(7)

Provisions used (1)	(93)	—

Ending balance	324	244

(1)	In 2005, €80 million related to amounts recorded to cover the corporate income tax contingencies in 1989 of Consolidated Tax Group 6/80, of which Repsol YPF, S.A. is the parent company. The provision recorded was used in 2005 following a judgment by the Supreme Court finding against the company’s claims.

(14)	PAYABLE TO CREDIT INSTITUTIONS

The detail of the loans received from credit institutions as of December 31, 2005 and 2004, and of the related accrued interest payable is as follows:

	Millions of Euros
	2005		2004
	Short Term	Long Term	Short Term	Long Term
FOREIGN CURRENCY
Principal in U.S. dollars (1)	(142)	297	87	(249)
Accrued interest	62	—	52	—

Total	(80)	297	139	(249)

EUROS
Principal (2)	155	237	152	341
Accrued interest (3)	(57)	—	(58)	—

Total	98	237	94	341

TOTAL	18	534	233	92

(1)	The debt in euros is converted into US dollars through exchange and interest rate risk hedging transactions, the translation to euros of which at year-end gave rise to exchange gains in 2005 and 2004 (see Note 18). The company’s financial position is recorded net.
(2)	Including €55 million relating to promissory notes.
(3)	Including the interest accrued in euros in connection with derivatives (See Note 18)

The average interest on payables to credit institutions was 5.58% in 2005 and 2.42%, in 2004.

27

As of December 31, 2005 and 2004, the long-term loans from credit institutions matured as follows:

	Millions of Euros
DUE IN:	2005	2004
2005	—	—
2006	—	(136)
2007	63	60
2008	—	—
2009	611	541
2010	(178)	(373)
Subsequent years	38	—

	534	92

In this connection, as of December 31, 2005, the Company had liquid funds enabling it to meet its debts on their maturity dates.

The ordinary debt bond issues carried out by Repsol International Finance, BV, and guaranteed by Repsol YPF, S.A., amounting in total to €4,075 million, contain certain clauses giving an undertaking to pay liabilities at their maturity, and not to encumber the assets of Repsol YPF, S.A. to secure these issues or future issues of debt securities.

In the event of default, the depositary and trustee bank, at its sole discretion or at the request of the holders of at least one fifth of the debentures, or based on an extraordinary ruling, may declare the debentures matured and payable.

On April 21, 2002, the Shareholders’ Meeting of Repsol YPF, S.A. resolved to grant to the Company’s Board of Directors for three years from the date of the resolution the broadest powers to issue corporate promissory notes, named as such or with any other name, in one or several continuous or open-ended issue programs, with a maximum face value of the existing program or programs that may at no time exceed an outstanding balance of €3,000 million. Subject to this limit, and pursuant to the applicable legislation at any given time, the Board could set without any further restrictions the maximum face value of each program and its characteristics, the manner in which the securities would be represented, their potential nominal, maturities, clauses and interest rates, repayment and the forms of repayment and the other terms and conditions applicable to each, and the Board could apply for the admission of the securities to trading on any organized market, whether official or not, and carry out such acts as may be necessary or advisable for the launch or implementation of the program or programs or for the issue of the securities. In particular, the Board of Directors could delegate any or all of the powers granted under the resolution to its Sub Committee.

On January 29, 2003, the Board of Directors resolved to launch a promissory note issue program with a maximum outstanding balance of €3,000 million. This program, called “2003 Promissory Note Issue Program” was cleared by and registered with the Spanish National Securities Market Commission (CNMV) on March 13, 2003.

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The renewal of the program, under the name of “2004 Promissory Note Issue Program”, was approved by the Board of Directors on February 25, 2004, which was cleared by and registered with the CNMV on March 30, 2004. The outstanding balance amounted to €55 million as of December 31, 2005.

In addition, on May 31, 2005 the Shareholders’ Meeting of Repsol YPF, S.A. resolved to delegate to the Board of Directors the power to carry out, within five years, one or more issues of debentures, bonds or other fixed-income securities of a similar nature, including both simple securities and securities exchangeable for outstanding shares in other companies. In addition, this delegated power may also be used to issue preferred securities and promissory notes. In the latter case the delegated power includes the authority to launch or renew continuous or open-ended corporate promissory note issue programs. The securities to be issued will be subject to the following maximum limits on their amount:

a) up to €15,000,000,000, or the equivalent amount in another currency, in the case of debentures, bonds and other fixed-income securities of a similar nature;

b) up to €3,000,000,000, or the equivalent amount in another currency, in the case of promissory notes (this limit is not calculated by adding the amounts of various issues together, but rather by reference to the outstanding balance of the securities issued at any given time);

c) up to €3,000,000,000, or the equivalent amount in another currency, in the case of preferred securities.

The Board of Directors is also authorized, for five years, to guarantee, on behalf of the Company, issues of fixed-income securities, and issues or promissory notes and preferred securities issued by companies belonging to the same group of companies.

This resolution rendered invalid the unused portion of the authorization granted to the Board by the Annual Shareholders’ Meeting on June 28, 2000, to issue simple debentures, under item twelve on the Agenda.

Pursuant to this authorization, the Board of Directors adopted the following resolutions:

a) On July 27, 2005 the Board of Directors resolved to launch a promissory note issue program, called “2005 Promissory Note Issue Program,” with a maximum outstanding balance of €3,000 million.

29

b) On November 30, 2005 the Board of Directors resolved to renew, adapt and increase the Euro Medium Term Notes Program of Repsol International Finance, B.V., and set the total value of securities that could be issued under the Program at €10,000 million.

As of December 31, 2005 the foregoing Board resolutions had not yet been implemented.

(15)	TAX MATTERS

As of December 31, 2005, the Company had the following years open for review by the tax inspection authorities for the main taxes applicable to it:

Tax	Years Open for Review
Corporate Income Tax	2002 to 2004
VAT	2002 to 2005
Tax withholdings/prepayments	2002 to 2005

The audit and enquiry activities relating to corporate income tax for 1998 through 2001 were completed in 2005. These activities commenced in 2003 as a result of the audit of Consolidated Tax Group 6/80, of which Repsol YPF, S.A. is the parent company.

As a result of the inspection activities, the Group used tax assets amounting to €37 million.

The varying interpretations which could be made of the tax legislation applicable to certain transactions could give rise to contingent tax liabilities which are not currently quantifiable, although the directors consider that the tax debts which might arise would not materially affect the accompanying financial statements.

•	Corporate income tax

The Company is taxed under the consolidated tax regime in Consolidated Tax Group 6/80, of which it is the parent company. The Consolidated Tax Group companies jointly calculate the group’s tax base, which is distributed among the Group companies using the method established by the Spanish Accounting and Audit Institute (ICAC) in relation to recording and determining the individual tax charge.

Corporate income tax is calculated on the basis of income per books, determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

30

The reconciliation of the income for the year per books to the taxable income for corporate income tax purposes and the calculation of the corporate income tax expense recorded in 2005, in accordance with the method described in Note 4 are as follows:

	Millions of Euros
	Increases	Decreases
Income per books before taxes			2,366

Permanent differences	85	(2,023)	(1,938)
Timing differences:
- arising in the year	63	(200)	(137)
- arising in prior years			—

Total adjustments to book income			(2,075)

Taxable income			291

Gross tax payable			102

Double taxation tax credits			109
Other tax credits			8

Net tax payable			(15)

Effect of timing differences			48
2004 corporate income tax adjustments			(39)
Adjustments to period income tax			41
Taxes paid abroad			1
Other			(6)

Corporate income tax expense			30

The permanent differences from the income per books include a €2,016 million decrease in respect of dividends. Also, the timing differences include a €137 million decrease relating to investment valuation provisions.

The tax incentives generated by Repsol YPF, S.A. in 2005, in the form of reductions in tax liability, amounted to €108 million in respect of tax credits for domestic double taxation, €1 million for international double taxation, and €6 million in respect of tax credits for various investments.

The Company, as the head of Consolidated Tax Group 6/80, has recorded unused tax assets amounting to €137 million relating to tax credits for tax incentives.

In 2005 the Group applied tax credits under Article 42 of Legislative Royal Decree 4/2004 approving the revised Corporate Income Tax Law, amounting to €191 million. Of this figure, €102 million relate to 2003, €79 million to 2004 and €10 million were generated in 2005. This latter amount relates to a €49 million capital gain the disposal value of which was realized in 2005 in several investments made by Consolidated Tax Group 6/80.

The deferred tax assets relate to the amount by which corporate income tax payable exceeds the corporate income tax accrued. In contrast, the deferred tax liabilities relate to the amount by which the corporate income tax accrued exceeds the corporate income tax payable.

31

The variations in 2005 in the deferred tax assets and liabilities arising from the recognition of revenues and expenses in different periods for the purposes of current tax legislation and the legislation on the preparation of financial statements were as follows:

	Millions of Euros
	Deferred Tax Assets	Deferred Tax Liabilities	Total
Balance at December 31, 2004	1,940	(226)	1,714

Reversal of 2004 estimate and final settlement	72	—	72
Payment of 98-01 Assessments	(37)	—	(37)
Estimated expense for 2005	(343)	6	(337)
Balance at December 31, 2005	1,632	(220)	1,412

In 2002 Repsol YPF, S.A. subscribed, through the nonmonetary contribution of several shareholdings, to capital increases at Repsol Investigaciones Petrolíferas, S.A. (RIPSA) and Repsol Exploración, S.A.. The disclosures provided for in Article 93 of Legislative Royal Decree 4/2004 approving the revised Corporate Income Tax Law in relation to the aforementioned transactions are included in the notes to 2002 financial statements.

The detail of the “Tax Receivables” and “Taxes Payable” captions is as follows:

	Millions of Euros
	2005
	Receivable	Payable
Corporate income tax
Tax prepayments	444	—
Corporate income tax receivable	—	46
Other items	4	—

Other taxes
Personal income tax withholdings	—	4
Accrued social security taxes	—	2

Total	448	52

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(16)	AVERAGE HEADCOUNT

The average number of employees in 2005 and 2004, by category, was as follows:

	Average Number of Employees
	2005	2004
Managers	87	108
Other line personnel	1,221	1,094
Clerical staff and manual workers	256	239

	1,564	1,441

(17)	REVENUES AND EXPENSES

Pursuant to the management contracts entered into between Repsol YPF, S.A. and its subsidiaries, the Company receives from the subsidiaries various revenues as consideration for services provided by the Parent Company. These revenues amounted to €572 million in 2005 and €488 million in 2004 and were recorded under the “Sales and Services to Group Companies” caption in the accompanying statements of income. The detail, by type of service provided, is as follows:

	Millions of Euros
	2005	2004
Information systems	97	89
Central engineering services	18	17
Technology	39	37
Corporate services	243	235
General services to Group companies	26	19
Sales revenues (*)	149	91

	572	488

(*)	This item relates to the sale of liquefied natural gas to Group companies.

The foregoing balances are shared out among the Group companies as follows: engineering and information system and technology expenses are charged to the Group companies based on actual use, whereas management support services are charged according to the agreements signed for this purpose.

As a result of the retailing of liquefied natural gas (LNG) by Repsol YPF, S.A., LNG purchases amounting to €457 million were made in the year ended December 31, 2005, and this amount is recorded under the “Purchases and Services from Group Companies” caption. The revenues from third parties generated by the sale of LNG to non-Group companies amounted to €649 million as of December 31, 2005, and are recorded under the “Other Revenues” caption. As of December 31, 2004, the LNG purchases and sales made by Repsol YPF, S.A. amounted to €310 million and €495 million, respectively.

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The detail of the extraordinary expenses and revenues recorded by Repsol YPF, S.A. in 2005 and 2004 is as follows:

	Millions of Euros
Extraordinary expenses	2005	2004
Period provision for contingencies and expenses (Note 13)	105	155
Period provision for restructuring of the labor force (1)	15	45
Period investment valuation provisions (2)	73	1,191
Other extraordinary expenses	11	44

TOTAL	204	1,435

Extraordinary revenues	2005	2004
Disposal of investment securities (3)	10	40
Investment valuation allowance used (2)	277	3
Other extraordinary revenues	24	2

TOTAL	311	45

(1)	Including in 2004 the amount relating to an organizational restructuring process that entailed the termination of the employment relationship with the Group of certain executives. This restructuring process was agreed on and notified to the persons concerned at the end of 2004.
(2)	As of December 31, 2005, the period investment valuation provision basically relates to the provisions recorded by Repsol YPF Brasil, S.A., amounting to €43 million and by Repsol Portuguesa, S.A., amounting to €19 million. The amount recorded under investment allowance used mainly consists of the provisions used by YPF, S.A. (€91 million) and by Repsol YPF Bolivia, (€143 million). As of December 31, 2004, this amount related mainly to provisions recorded by YPF, S.A. (€976 million) and by Repsol YPF Brasil, S.A. (€118 million).
(3)	As of December 31 2005, this amount is composed of the Gain on the Disposal of CLH (€9 million) and the gain on the sale of 27.44% of Repsol Portugal, Petróleo y Derivados, LDA. (€1 million). As of December 31, 2004, this amount related to the €40 million gain on the disposal of the holding in CLH, S.A..

(18)	OTHER INFORMATION

Information on Board members and senior management personnel

a)	Compensation of Board members

•	Due to membership of the Board

In accordance with Article 45 of the articles of association, the Company may pay remuneration equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% to the shareholders has been declared.

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Under the system established and approved by the Appointments and Remuneration Committee, the amounts of the annual remuneration earned in 2005 and 2004 by virtue of membership of each of the Group’s governing bodies are as follows:

Governing Body	2005	2004
Board of Directors	154,650	147,285
Sub-committee	154,650	147,285
Audit and Control Committee	38,662	36,821
Strategy Investments and Competition Committee	38,662	36,821
Appointments and Remuneration Committee	38,662	36,821

The compensation earned in 2005 by directors in their capacity as Board members out of the appropriation stipulated in the articles of association amounted to €3.496 million, broken down as follows:

	Compensation for belonging to the Governing Bodies (in euros)
	Board	Exec. Cttee	Audit Cttee	Appts Cttee	Strat. Cttee.	TOTAL
Antonio Brufau	154,650	154,650	—	—	—	309,300
Luis Suárez de Lezo	154,650	154,650	—	—	—	309,300
Juan Molins	154,650	154,650	—	—	38,662	347,962
Antonio Hernández-Gil	154,650	154,650	—	38,662	—	347,962
Enrique de Aldama	154,650	154,650	—	—	38,662	347,962
Gonzalo Anes	154,650	—	—	38,662	—	193,312
Manuel González (1)	64,437	64,437	—	—	—	128,874
Ricardo Fornesa	154,650	154,650	—	—	—	309,300
Gregorio Villalabeitia (1)	64,437	—	—	16,109	—	80,546
Marcelino Oreja	154,650	—	38,662	—	—	193,312
Ignacio Bayón	154,650	—	38,662	—	—	193,312
Carmelo de las Morenas	154,650	—	38,662	—	—	193,312
Jorge Mercader (2)	154,650	—	35,441	3,222	—	193,313
Pemex Intern. España	154,650	154,650	—	—	38,662	347,962

(1)	Resigned on June 2, 2005.
(2)	Left the Audit and Control Committee on November 30, 2005 and joined the Appointments and Renumeration Committee on the same date

Note (a): On February 2, 2005 the Board of Directors of Repsol YPF, S.A. accepted Ramón Blanco Balín’s resignation and the appointment of Luis Suárez de Lezo as director.

Note (b): Paulina Beato and Henri Phillipe Reichstul joined the Board on December 29, 2005, but did not receive any compensation in 2005.

Additionally, the following should be noted:

-	The members of the parent company’s Board of Directors have not been granted any loans or advances by any Group, multigroup or associated company.

-	No Group, multigroup or associated company has pension or life insurance obligations to any former or current member of the parent company’s Board of Directors, except in the case of the Executive Chairman, whose remuneration is governed by the commitments included in his contract for services, and the deputy Chief Executive Officer, to whom it has the obligations that it has to all its executives. In both cases, the pension obligations are defined benefit obligations, the cost of which is disclosed in the following paragraph.

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•	Due to the holding of executive posts and the discharge of executive duties

The compensation of all kinds received in 2005 (monetary remuneration, remuneration in kind and contributions to pension plans and life and retirement insurance policies) by the Board members who had an employment relationship with or discharged executive duties at the Group in 2005 (Antonio Brufau, Luis Suárez de Lezo and Ramón Blanco), and during thte period in which they belonged to the Board, totaled €4.859 million.

•	Due to membership of the Boards of Directors of subsidiaries

The compensation earned in 2005 by the members of the parent company’s Board of Directors in respect of their membership of the managing bodies of other Group, multigroup or associated companies amounted to €0.422 million, broken down as follows:

	YPF	Gas Natural	Enagas	CLH	TOTAL
Antonio Brufau	83,126	209,091	—	—	292,217
Luis Suárez de Lezo (1)	—	—	—	26,078	26,078
Ramón Blanco (1)	16,717	19,091	3,214	—	39,022
Antonio Hernández-Gil	25,168	—	—	—	25,168
Gregorio Villalabeitia (2)	—	40,000	—	—	40,000

(1)	On Februrary 2, 2005 the Board of Directors of Repsol YPF, S.A. accepted Ramón Blanco Balín’s resignation and the apppointment of Luis Suárez de Lezo as director.
(2)	Resigned on June 2, 2005.

•	Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

b)	Indemnity payments made to members of the Board of Directors

No director received any indemnity payments from Repsol YPF in 2005.

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c)	Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of July 17, which amended Securities Market Law 24/1988, of July 28, and the consolidated Corporations Law, in order to reinforce the transparency of listed corporations.

The directors of Repsol YPF did not perform in any transaction other than in the ordinary course of business or other than on an arm’s length basis with the Company or with Group companies in 2005.

Except as detailed in Exhibit II none of the directors have holdings or perform duties at companies engaging in an activity which is identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF, and none of them have engaged, for their own account or for the account of others, in activities which are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

d)	Compensation of executives

•	Scope

The information included in this section relates to the 19 individuals who are or were part of the Group’s management team in 2005, excluding, except were otherwise stated, those who are also members of the parent company’s Board of Directors, since the information relating to them is disclosed above in letter a).

•	Wages and salaries

Executives receive a fixed amount of compensation and a variable amount of compensation, which consists of an annual bonus, calculated as a given percentage of their fixed compensation, and paid in accordance with the level of attainment of certain targets, and, where applicable, payments as part of a pluriannual incentive plan.

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The total compensation received in 2005 by executives who are or were part of the current Management Committee, during the period in which they belonged to the Committee, amounted to €6.510 million, the detail being as follows:

Item	Euros
Salary	4,864,097
Attendance fees (1)	282,399
Variable remuneration (2)	960,918
Remuneration in kind	402,387

(1)	Relating to the remuneration paid to the members of the Management Committee in their capacity as directors of the Repsol YPF Group companies.
(2)	Including the payments made as a result of the exercise of the 2002-2006 incentive program.

The total remuneration earned by executives who belonged to the former management bodies of Repsol YPF until leaving the Company’s employ or being assigned to other duties amounted to €2.548 million in 2005.

•	Incentive Plans

As discussed in Note 5.h (Medium- and Long-Term Incentive Plans), there are several loyalty-building programs for Group management, consisting of a medium- and long-term incentive payment as part of the remuneration system. The purpose of these plans is to strengthen the executives’ identification with the interests of shareholders, while encouraging the continuity in the Group of the most outstanding personnel in the context of an increasingly competitive labor market.

In 2005 the following provisions were recorded for executives, including those who are members of the Board of Directors and hold executive responsibilities, in relation to the incentive plans in force:

i. 2003-2006 Incentive Plan: €0.305 million.

ii. 2004-2007 Incentive Plan: €0.352 million.

iii. 2005-2008 Incentive Plan: €0.560 million.

•	Long-service bonus

The Group has recorded a deferred amount of compensation payable to its executives which is intended to reward their loyalty to the Repsol YPF Group. For each employee included in this bonus system, the Group records a provision of a given percentage of their fixed compensation. The bonus is only paid if one of the following conditions is met: (i) the employee has been an executive for at least 30 years; or (ii) the employee retires, is terminated without just cause or leaves the Company at the Company’s request without there being grounds for termination. The amount recorded in this connection in 2005 for executives, including those who are members of the Board of Directors and hold executive responsibilities, was €2.936 million.

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•	Pension fund and insurance premiums

The contributions made by the Group in 2005 to the mixed defined-benefit plans for executives adapted to the Pension Plans and Funds Law, plus the life and accident insurance premiums paid totaled €0.321 million. (This amount is included in the disclosures reported in the Wages and Salaries section above).

Executives are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

•	Advances and loans

As of December 31, 2005, the Company had granted loans to its executives amounting to €0.339 million, which earned average interest of 2.80% in 2005. All these loans were granted before 2003.

e)	Indemnity payments to executives

In 2005 the following members of the former managing bodies left the Company’s employ: Ramón Blanco, Miguel Ángel Remón, Alfonso Ballestero, Jorge Segrelles, Fernando Cid, Manuel Guerrero and Juan Pedro Maza. The indemnity payments made to these individuals amounted to €37.872 million, which includes the amounts paid as long-service bonuses.

Guarantees

-	Guarantees given

As of December 31, 2005, Repsol YPF, S.A., as the Group’s parent company, had provided guarantees to its subsidiaries totaling US$ 2,787 million, €7,644 million, 144 million Trinidad dollars and 100 million Brazilian reals, which basically relate to guarantees for the debt-security issues carried out by those subsidiaries.

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-	Guarantees received

As of December 31, 2005, Repsol YPF, S.A. had requested guarantees from financial institutions amounting to €511 million, mainly relating to guarantees requested by various court and public authority bodies, in relation to lawsuits in progress and unresolved claims.

The directors consider that the commitments acquired will not give rise to any losses.

Foreign currency and interest rate hedging transactions

The company’s policy is to finance its activities in the functional currency of its foreign investments, in order to reduce its exposure to fluctuations in exchange rates. This policy is put into practice, either by obtaining funds in the relevant currency or by performing foreign currency swaps.

In connection with forward contracts, interest on cross-currency IRS are recorded as financial revenues and expenses over the term of the contracts. As a result of these transactions, Repsol YPF, S.A. recorded a financial expense of €159 million in 2005 and €119 million in 2004 under “Financial Expenses on Financing Transactions with Third Parties – Other”, and a financial revenue of €161 million in 2005 and €144 million in 2004 under “Other Financial Revenues” in the accompanying statements of income.

At each year-end both the loans and the contracts used to hedge exposure to the foreign currency risk in investments are adjusted to the exchange rate prevailing on that date and the resulting exchange differences are recorded in the balance sheet as deferred revenues or deferred charges, as appropriate, in addition to an increase or reduction in the debt as a balancing entry.

The balance in this respect as of December 31, 2004 under “Exchange Gains” decreased by €735 million in 2005, of which €649 million related to unrealized exchange losses and €86 million to the exchange losses realized upon repayment of a loan.

Following is a detail of the outstanding transactions as of December 31 , 2005 and 2004:

a)	Forward contracts

The nominal value of these contracts as of December 31, 2005 and 2004 was as follows:

	2005	2004
Buy	1,183 million euros	180 million euros
Sell	1,430 million US dollars	241 million US dollars

The contracts in effect as of December 31, 2005 expire in February 2006.

b)	Cross-currency IRS

The company has cross-currency IRS, used to convert euro-denominated debt to dollar-denominated debt. Transactions of this type amounted to €2,925 million as of December 31, 2005 and 2004 (with maturity dates falling between 2006 and 2014).

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c)	Other interest rate swaps

As of December 31, 2005, the company had arranged the following interest rate swaps:

	Notional	Maturity
From variable to fixed rates	39 million euros	2007

Transactions tied to fluctuations in the price of Repsol YPF shares

In order to cater for the possible payments that might have to be made in relation to the 2002-2006 Incentive Plan tied to the appreciation of Repsol YPF shares described in Note 5.h, the Company acquired call options on Repsol YPF, S.A. shares which may be settled on the same dates and under the same conditions as those established in the incentive plan as discussed above.

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The detail of these transactions as of December 31, 2005 is as follows:

Exercise Price (Euros)	Type of Transaction	Number of Shares	Contract Date
13	Call option (Call)	516,098	12/18/2003
18	Call option (Call)	569,385	12/18/2003

In addition, Repsol YPF has arranged call options on shares of Repsol YPF, S.A., with the same settlement conditions as the previous ones:

Exercise Price (Euros)	Type of Transaction	Number of Shares	Contract Date
13	Call option (Call)	405,365	12/18/2003
18	Call option (Call)	352,078	12/18/2003

The premium paid for these options amounted to €3.3 million (€2.4 million for the first tranche and €0.9 million for the second). The cost of these options is distributed on a straight line basis over the period between the date on which the incentive plan was granted to the date on which it expires. Accordingly, both in 2005 and in 2004, the amount recorded as deferred charges was reduced by €0,7 million per year in respect of accrual of the paid premium.

As of December 31, 2005, the Company had not recorded any loss associated with the market value of these options.

Equity linked swaps

As of December 31, 2005, the Company held equity linked swaps tied to the price of Repsol YPF shares that can only be settled cashless for cash, on a total of 3,000,000 shares, with a benchmark price of €24.97 euros and maturing on March 30, 2006. Settlements of transactions of this type in 2005 gave rise to financial expenses of €7 million and financial revenues of €33.3 million. Marking these transactions to market as of December 31, 2005 amounted to (0.9) million euros, and the related financial expense was recorded in the statement of income for the year.

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Ships for transporting liquefied natural gas.

In July 2000, Repsol YPF, S.A. chartered, under time charter arrangements, a crude oil tanker with capacity for 138.000 m3 which was delivered on January 29, 2004. On January 27, 2004 Repsol YPF, S.A. entered into a transfer agreement whereby it transferred to Repsol YPF Trading y Transporte, S.A. all the rights and obligations arising from this charter agreement. Repsol YPF, S.A. has guaranteed performance of the obligations acquired by Repsol YPF Trading y Transportes, S.A.

In February and November 2001, Repsol YPF Trading y Transporte, S.A., which is wholly owned by Repsol YPF, S.A., entered into, with a guarantee from Repsol YPF, S.A., two time charter agreements for a tanker with capacity for 140,500 m3 delivered on September 30, 2002 and another with capacity for 138,000 m3 delivered on December 31, 2004.

These tankers are used to transport the liquefied natural gas that it was agreed to withdraw under the agreement between Repsol YPF, S.A. and Atlantic LNG Company of Trinidad y Tobago, and to transport other shipments of this type of product.

Under these agreements there is a commitment to lease the vessels for an initial term of 20 years from when they are delivered, with the option to extend the lease terms through two consecutive renewals for five years each. In addition, in the case of the agreements executed by Repsol YPF Trading y Transporte, S.A. in February and November 2001, there is an option to purchase these vessels which may be exercised at the end of the initial term or of any of the renewed terms, at an approximate price of between €33 million and €58 million, respectively.

The lease payments for the three vessels will amount to €59 million per year, approximately.

Once delivery of the vessels had been made by the owner, it was recorded by Repsol YPF Trading y Transporte, S.A. as the owner of the charter agreements, under “Intangible Assets” at the cost of the related asset, and the liability relating to the payments that must be made over the lease term excluding the operating expenses of the vessel. The difference between theses difference between the two amounts which is the interest expense associated with the transaction is capitalized under “Deferred Charges” and amortized under the interest method over the life of the agreement.

Commitments for the lease and construction of buildings

As of December 31, 2005, Repsol YPF, S.A. had long-term commitments basically related to the lease between 2006 and 2008 of the buildings currently housing its headquarters.

In addition, as of December 31, 2005, Repsol YPF, S.A. had commitments in relation to the construction work on its new headquarters amounting to €186 million.

Contracts for the sale of oil in the long term.

In June 1998, YPF executed a future commitment for the delivery of oil for which it received an advance payment amounting to US$315 million. Under the terms of the contract the

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Company undertook to sell and deliver to the purchaser approximately 23.9 million barrels of crude oil over ten years. In 2005, YPF, S.A. supplied the agreed amount of oil. As of December 31, 2005, there remained to be delivered approximately 6 million barrels of crude oil. Repsol YPF, S.A. provided a counterguarantee for the third-party reinsurer outside the Repsol YPF Group, to secure any payment it makes as reinsurer in relation to the policy covering a breach of this undertaking.

In December 2001, Repsol YPF, S.A., executed, through YPF, S.A., a contract for the sale of oil in the long term. This contract provided for deliveries of crude oil from 2002 to 2008, at a fixed price, totaling US$ 400 million. In relation to this contract, Repsol YPF, S.A. gave an undertaking, as a commercial guarantee, to supply crude oil from alternative sources, if YPF, S.A. could not meet the deliveries for any reason. In September 2005, YPF terminated the future commitment for the delivery of oil in the amount of 11 million barrels of crude oil.

Commitments to transport crude oil in Ecuador.

In 2001 Repsol YPF Ecuador, S.A., executed an agreement with Ecuador company OCP Ecuador, S.A., owner of the crude oil pipeline in Ecuador, whereby it undertook to transport 100,000 barrels per day of crude oil (36.5 million barrels per year) for fifteen years, running from the date it was brought into operation, in September 2003, at a variable rate determined in the contract.

Repsol YPF, S.A. has guaranteed performance of all of the foregoing obligations of Repsol YPF Ecuador, S.A.

Natural gas purchase and sale commitments

As of December 31, 2005, Repsol YPF, S.A. had natural gas purchase and sale commitments totaling 1,794,000 and 2,025,000 million cubic feet, respectively. The purchase commitments are for a term running between 2006 and 2022 and the sale commitments run until 2023.

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Sports sponsorship commitments

As of December 31, 2005, Repsol YPF, S.A. has sports sponsorship commitments amounting to €34.2 million, and maturing in 2007.

Situation in Bolivia

In May 2005, the Bolivian National Congress approved a new Gas and Oil Law establishing a new legal framework which affects various elements of the legal regime governing the operations of the Repsol YPF Group.

In August 2005 a complaint, known as a “pure law action,” was filed against several Bolivian companies, including Andina S.A.M., to render null and void and invalid the shared risk agreements executed to carry out transactions in Bolivia.

On the date of preparation of these financial statements, according to the available information it is not considered that the issues discussed above could have a significant effect on the Company’s financial statements as of December 31, 2005.

Fees paid to the auditors

The fees earned by the auditor and its organization for the audit services provided to Repsol YPF, S.A. and to the companies in its group in 2005 amounted to €6.5 million, of which €1.4 million were billed to Repsol YPF, S.A.. The fees earned by the auditor and its organization for sundry professional services other than the pure audit services provided to Repsol YPF, S.A. and to the companies in its group in 2005 amounted to €1.5 million (including audit-related and other services), of which €1.2 million were billed to Repsol YPF, S.A..

The sum of these two amounts does not represent more than 10% of the total revenues of the auditor and its organization.

(19)	ENVIRONMENTAL INFORMATION

In view of the business activity carried on by the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to financial statements.

The United Nations Framework Treaty on Climate Change came into force in 1994 and the Kyoto Protocol was ratified by the Member States of the European Union in Council Decision 2002/358/CE, of April 25 2002. Aimed at ensuring that the European Community and its Member States can meet their commitment to reduce greenhouse gas emissions within the European Programme for Climate Change, Directive 2003/87/EC of the European Parliament and of the Council, of October 13, 2003, establishing a scheme for greenhouse gas emission allowance trading was approved. The scheme implemented by the Directive is inspired by emission trading, one of the market instruments envisaged in the Kyoto Protocol, which, together with those based on investing in clean technology in third countries, form the so-called flexibility mechanisms in the Kyoto Protocol.

45

As of December 31, 2005 the Company had entered into commitments to sell CO2 emission rights with delivery dates in 2006 and collection dates in 2007 in the amount of €3.8 million as a result of its management policy for the global greenhouse gas emissions of the Repsol YPF Group.

(20)	SUBSEQUENT EVENTS

-	On February 6, 2006, Repsol YPF and West Siberian Resources (WSR) entered into a strategic agreement whereby Repsol YPF, in addition to acquiring 10% of WSR, will develop oil and gas exploration and production projects in Russia, where WSR owns exploration assets. The transaction will be performed by means of a capital increase at West Siberian Resources in which Repsol YPF will acquire 10% of the capital stock at a price of SEK 6.13 per share (US$ 0.80 per share) with a total investment of close to US$ 90 million.

-	On 14 March 2006, Repsol YPF, S.A., Natural, SDG, S.A. and Sonatrach entered into an agreement to jointly form a company to construct a liquefied natural gas (LNG) plant as part of the Gassi Touil integrated gas project in Algeria. The shareholder structure of the new company is as follows: Repsol Exploración Argelia S.A., 48%; Gas Natural Exploración S.L. (a wholly-owned subsidiary of Gas Natural), 32%; and Holding Sonatrach Raffinage et Chimie (a wholly-owned subsidiary of Sonatrach), 20%.

-	In 2005, Repsol YPF, S.A. and PDVSA entered into a Letter of Intent, with the aim of migrating the current Operating Agreements to a joint venture and/or a non-associated gas license in accordance with current legal regulations, and a Transitional Agreement, for the purpose of resolving to convert to a joint venture engaging in the primary activities referred to in Article 9 of the Oil and Gas Law. Pursuant to the stipulations of the Oil and Gas Decree with Statutory Force of Organic Law, which is currently in force in Venezuela, the primary activities envisaged in Article 9 may be carried on by joint enterprises in which the Venezuelan government has an ownership interest of more than 50%.

In view of the progress of the negotiations, at the date of preparation of these consolidated financial statements, it is considered that the fair value of the assets received in the exchange will be equal to that of the assets delivered.

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(21)	STATEMENTS OF CHANGES IN FINANCIAL POSITION

The Company’s statements of changes in financial position for 2005 and 2004 are as follows:

REPSOL YPF, S.A.

2005 AND 2004 STATEMENTS OF CHANGES IN FINANCIAL POSITION

	Millions of Euros
	2005	2004
APPLICATION OF FUNDS
Fixed asset additions:

• Intangible assets	14	14
• Tangible fixed assets	70	51
• Acquisitions of shares of Group and associated companies	372	366
• Other long-term investments	—	29

	456	460

Dividends	671	549
Repayment or transfer to long term of debts	439	7,504
Release or transfer of provision for contingencies and expenses	93	—
Deferred revenues	—	31

TOTAL FUNDS APPLIED	1,659	8,544

INCREASE IN WORKING CAPITAL (b)	1,139

	2,798	8,544

SOURCE OF FUNDS
Funds obtained from operations (a)	2,566	2,280
Shareholders’ contributions
• Capital increase
Long-term debt
• Payable to Group companies	96	4,025
• Payable to credit institutions	72	485
• Other	8	3
Repayment of other long-term investments	7	—
Fixed asset disposals:
• Intangible assets
• Tangible fixed assets	—	11
• Disposal of shares in Group companies	25	—

Other	24	55

TOTAL FUNDS OBTAINED	2,798	6,859

DECREASE IN WORKING CAPITAL (b)		1,685

	2,798	8,544

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a)	FUNDS OBTAINED FROM OPERATIONS

	2005	2004
Income for the year	2,336	1,123
Adjustments to determine the funds obtained from operations
Depreciation and amortization expense	46	67
Variation in investment valuation allowance	(204)	1,189
Variation in provisions for contingencies and expenses	173	167
Deferred charges and revenues recognized in income	(87)	4
Variation in deferred tax assets and liabilities	302	(270)

	2,566	2,280

b)	VARIATION IN WORKING CAPITAL

	Millions of Euros
	2005		2004
	Increases	Decreases	Increases	Decreases
Accounts receivable	365	—	295	—
Accounts payable	1,659	—	—	1,870
Short-term investments	—	882	—	111
Inventories	—	3	—	—
Cash	—	—	1	—

TOTAL	2,024	885	296	1,981

VARIATION IN WORKING CAPITAL		(1,139)		1,685

48

(22)	EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

49

EXHIBIT I

INVESTEES OF REPSOL YPF, S.A.

	Millions of Euros	Line of Business	% of Ownership		Millions of Euros
Name	Value of the Investment		Direct	Total	Capital	Reserves	2004 Income (Loss)	Interim Dividend
Repsol YPF Chile LTDA	106	Management of investments in Chile	99.99%	100.00%	114	45	3	—
Repsol Exploración, S.A.	258	Oil and gas exploration and production	99.99%	100.00%	25	505	405	—
Repsol Química, S.A.	73	Petrochemicals	99.99%	100.00%	60	(20)	(25)	—
Repsol Butano, S.A.	87	Distribution of LPG	99.99%	100.00%	59	233	85	—
Repsol Petróleo, S.A.	613	Refining	99.97%	99.97%	218	527	843	(600)
Repsol Comercial de Productos Petrolíferos, S.A.	46	Retailing of oil products	18.39%	99.76%	335	516	99	(32)
Petróleos del Norte, S.A.—Petronor	258	Refining	85.98%	85.98%	121	299	316	(100)
Gas Natural SDG, S.A. (1) (2)	399	Retailing and distribution of gas	24.23%	30.85%	448	3,462	767	(139)
Compañía Logística de Hidrocarburos CLH, S.A. (2)	107	Transportation and storage of oil products	19.67%	25.00%	84	152	140	(80)
Repsol International Finance B.V.	564	Financial services and holding company	100.00%	100.00%	280	723	151	—
Repsol Portuguesa, S.A.	420	Retailing of oil products	70.00%	70.00%	59	218	(21)	—
Repsol Italia, SPA	40	Retailing of oil products	100.00%	100.00%	2	8	6	—
Repsol YPF Perú, B.V.	178	Holding company	100.00%	100.00%	106	63	—
YPF, S.A. (2)	10,815	Oil and gas exploration and production	91.95%	99.04%	4,596	1,126	1,460	—
Repsol YPF Comercial del Ecuador, S.A.	55	Holding company	100.00%	100.00%	59	(16)	2	—
Proyectos Integrados Energéticos, S.A.	24	Energy projects	100.00%	100.00%	24	6	3	—
Repsol YPF Brasil, S.A.	435	Oil and gas exploration and production	100.00%	100.00%	882	(388)	(71)	—
Repsol YPF Bolivia, S.A.	822	Portfolio company	99.83%	100.00%	450	128	(3)	—
Tecnicontrol S.A.	32	Property development	99.99%	100.00%	4	28
Other investments	13		—	—	—	—	—	—

	15,345

(1)	Audited by Price WaterhouseCoopers Auditores, S.L.
(2)	As of December 31, 2005 the following shares in these companies had been admitted to trading:

50

Company	Number of Listed Shares	Stock Exchange	Year-End Market Value	Average Market Value in Last Quarter	Currency
Gas Natural SDG, S.A.	447,776,028	Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia)	23.66	23.17	Euros

YPF, S.A.	393,312,793	New York Buenos Aires	51.99 161	60.23 177.38	US dollars Argentine Pesos

Compañía Logística de Hidrocarburos CLH, S.A.

A series	90,000	Spanish Stock Exchanges	29.6	28.57	Euros
D series	1,689,049	(Madrid, Barcelona, Bilbao and Valencia)

51

EXHIBIT II.	Detail of the directors’ equity interests in and/or positions held at companies engaging in an activity that is identical, similar or supplementary to that which constitutes the corporate purpose of Repsol YPF, S.A.

Antonio Brufau Niubó

Positions:

Deputy Chairman of the Board of Directors of Gas Natural SDG, S.A.

Director of Suez

Equity interests :

Gas Natural SDG, S.A.: 25,020 shares

Suez: 2,222 shares

Luis Ramírez-Corzo Hernández

Representative on the Board of Directors of Pemex Internacional España, S.A.

Positions:

General Manager of Petróleos Mexicanos; Chairman of the Board of Directors of PEMEX Gas y Petroquímica Básica and PEMEX Petroquímica; Director and Stand-in Chairman of the Board of Directors of P.M.I Comercio Internacional, S.A. de C.V.

Henri Philippe Reichstul

Positions:

Director of Prisma Energy International (Houston)

Luis Suárez de Lezo Mantilla

Positions:

Director of Compañía Logística de Hidrocarburos, S.A. (CLH)

Director of Repsol – Gas Natural LNG, S.L.

Equity interests:

Gas Natural SDG, S.A.: 8,765 shares

Endesa, S.A.: 1,956 shares

2005 MANAGEMENT REPORT

OF REPSOL YPF, S.A.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

2005 MANAGEMENT REPORT OF REPSOL YPF, S.A.

(1)	Business performance

The purpose of Repsol YPF, S.A., as the Group’s Parent Company which owns direct equity interests in the main companies composing the Group, is to define strategies for and to control and coordinate the business activities carried on by Repsol YPF Group. Accordingly, income relates mainly to the services provided to and the dividends received from its subsidiaries. The Company also performs activities relating to the retailing of liquefied natural gas.

Therefore, in order to be able to properly analyze Repsol YPF, S.A.’s operations in 2005, the consolidated management report of the Repsol YPF Group should be referred to.

(2)	Main events occurring subsequent to year-end

Note 20 of the Notes to the financial statements describes the significant events that occurred subsequent to year-end.

(3)	The Company’s main activities in 2005

-	The funds generated in 2005 amounted to €2,566 million.

-	Income from Group company dividends amounted to €2,325 million in 2005.

-	Repsol YPF, S.A. distributed dividends totaling €671 million in 2005.

-	In 2005 Repsol YPF, S.A. invested €372 million in equity investments, including most notably those relating to Repsol YPF Brasil, S.A. and Repsol Portuguesa, S.A.

-	The retailing of liquefied natural gas by Repsol YPF, S.A entailed revenues of €798 million and operating expenses of €457 million in 2005.

(4)	Financial risk management and defined coverage

Repsol YPF, S.A., as the Company that heads the Group, is exposed indirectly to the financial risks associated with the activities of its subsidiaries.

The main financial risks able to affect the Company’s transactions are as follows:

-	market risk, due to the price volatility of oil, natural gas and their by-products, the exchange and interest rates

-	credit risk, associated with financing agreements and trading activity

-	liquidity (or solvency) risk, to the extent that the Group may be hard-pressed to have the necessary financial resources available to meet its commitments.

The organization and systems that Repsol YPF has in place enable it to identify, measure and monitor the financial risks to which the Group is exposed and it uses various financial instruments to hedge such risks, in accordance with the corporate guidelines applicable to the Group as a whole. These financial instruments are arranged centrally and are subject to specific controls.

•	Exchange rate risk

The results of transactions are subject to fluctuations in the exchange rates, mainly the dollar/euro exchange rate, since the majority of the Company’s revenues and a portion of its expenses are denominated in dollars or are dollar-linked. In order to maintain its financial strength in the face of exchange rate fluctuations, Repsol YPF obtains financing mainly in dollars or by using foreign currency derivatives. The financial instruments used for this purpose are recognized as hedges for net investments in assets in foreign transactions with the dollar as functional currency.

•	Interest rate risk

Repsol YPF occasionally arranges interest rate derivatives to reduce the risk of variations in interest charges or the market value of its debts. In general, these derivatives are recognized for accounting purposes as hedging instruments.

•	Price risk

Due to the transactions it performs and its trading activities, the Group’s results are exposed to the risks associated with the price of crude oil and its related products. Repsol YPF occasionally arranges derivatives in relation to these risks with a view to reducing the Group’s business units’ exposure to price risks. These derivatives provide financial hedging for results, although they are not recognized in the accounts as hedges in all cases.

•	Credit risk

The Group’s exposure to credit risk mainly arises from its trade receivables relating to operating transactions, the amounts of which are reflected in the balance sheet net of provisions recorded to the bad debt allowances. Bad debt allowances are used, pursuant to the Group’s accounting regulations, for the following:

•	debts past-due for over 180 days

•	debts with third parties that have entered into insolvency

•	debts with third parties, determined by risk analysis to be unable to repay the loan granted.

Credit risk relating to liquid funds and derivative financial instruments is limited because the counterparties are banks, which have been assigned high credit rating levels by international agencies.

The Group’s credit risk is not highly concentrated since it is spread out among numerous customers and other counterparties.

•	Liquidity risk

Repsol YPF is prudent in its policy as regards protection against liquidity risk. It therefore maintains sufficient volumes of cash in hand and other liquid financial instruments available to meet payment of its debts upon their scheduled maturity dates for the following twelve months. Repsol YPF, S.A. also has unused credit facilities amounting to €1,345 million.

(5)	Research and development activities

In 2005, the Company invested €5 million in research and development activities. This amount was amortized in full during that year.

(6)	Treasury stock

As of December 31, 2005, the Repsol YPF Group does not own any of its parent company’s shares either directly or through investees.

On May 31, 2005 the Shareholders’ Meeting authorized the Board of Directors to carry out derivative acquisitions of shares of Repsol YPF, S.A., by way of a purchase, swap or any other legal transaction for consideration, directly or through controlled companies, involving up to 5% of capital stock and at a price or for consideration which cannot be lower than the par value of the shares or higher than their stock market price. The treasury stock acquired by the Company may be delivered to the Company’s employees or directors or, where applicable, used to pay for the exercise of the option rights owned by the employees and directors. This authorization, which is subject to compliance with all of the other applicable statutory requirements, is valid for 18 months running from the date of resolution by the Shareholders’ Meeting and rendered invalid the authorization granted by resolution of the Annual Shareholders’ Meeting on March 31, 2004.

As of the date of preparation of this management report, the Board of Directors had not made use of this authorization.

Item 6

Repsol YPF, S.A. and Subsidiaries

Auditors’ Report

Consolidated Financial Statements

for the year ended 31 December 2005

and Consolidated Directors’ Report

Deloitte	Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España
Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 42). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Repsol YPF, S.A.:

1.	We have audited the consolidated financial statements of Repsol YPF, S.A. (the Parent) and Subsidiaries (the Group) comprising the consolidated balance sheet at 31 December 2005, and the related consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the financial statements of Gas Natural SDG, S.A. and subsidiaries, in which, at 31 December 2005, the Group had an ownership interest of 30.85%, and whose assets and net profit at that date represented 9.20% and 6.67%, respectively, of the related consolidated totals of Repsol YPF, S.A. and Subsidiaries at 31 December 2005. The financial statements of these companies were audited by other auditors and our opinion as expressed in this report on the consolidated financial statements of Repsol YPF, S.A. and Subsidiaries is based, with respect to these investees, solely on the report of the other auditors.

2.	The accompanying consolidated financial statements for 2005 are the first that the Group has prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (EU-IFRSs), which require, in general, that financial statements present comparative information. In this regard, as required by corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRSs in force at 31 December 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles and standards in force in that year. The differences arising from the application of EU-IFRSs to the consolidated equity at 1 January and 31 December 2004, and to the Group’s consolidated profit for 2004 are detailed in Note 1.2) to the accompanying consolidated financial statements. Our opinion refers only to the consolidated financial statements for 2005. On 1 April 2005, we issued our auditors’ report on the 2004 consolidated financial statements, prepared in accordance with the accounting principles and standards in force in that year, in which we expressed an unqualified opinion.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.	Member of
inscripción 96, C.l.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso -28020 Madrid	Deloitte Touche Tohmatsu

3.	In our opinion, based on our audit and on the report of the other auditors, the accompanying consolidated financial statements for 2005 present fairly, in all material respects, the consolidated equity and consolidated financial position of Repsol YPF, S.A. and Subsidiaries at 31 December 2005, and the consolidated results of their operations, the changes in the consolidated equity and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards, as adopted by the European Union, applied on a basis consistent with that used in the preparation of the financial statements for the preceding year, which were included in the consolidated financial statements for 2005 for comparison purposes.

4.	The accompanying consolidated directors’ report for 2005 contains the explanations which the Parent’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2005. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Repsol YPF, S.A. and Subsidiaries.

DELOITTE, S.L.
Registered in ROAC under no. S0692

/s/ Javier Ares San Miguel
Javier Ares San Miguel

30 March 2006

2

Item 7

REPSOL YPF, S.A. AND COMPANIES COMPOSING

THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS, STATEMENTS OF

INCOME, CASH FLOWS AND CHANGES IN

SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 42). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS

At 31 December 2005 and 2004

		(Millions of Euros)
ASSETS	Note	2005	2004
NON-CURRENT ASSETS

Property, plant and equipment	7	23,304	20,303
Investment property	8	54	52
Goodwill	9	3,773	3,204
Other intangible assets	10	1,003	693
Available-for-sale financial assets	11	1	83
Investments accounted for using the equity method	12	399	449
Financial assets	13	1,746	2,030
Deferred tax assets	25	1,197	1,099

		31,477	27,913

CURRENT ASSETS
Inventories	15	3,730	2,638
Trade and other receivables	13	6,841	5,277
Income tax receivable	25	586	270
Liquid financial assets	13
Current financial assets		501	267
Cash and cash equivalents		2,647	3,328

		14,305	11,780

TOTAL ASSETS		45,782	39,693

		(Millions of Euros)
EQUITY AND LIABILITIES	Note	2005	2004
EQUITY
Equity attributable to shareholders of the Parent	16	16,262	12,806
Minority interests	16	528	424

		16,790	13,230

NON-CURRENT LIABILITIES
Preference shares	18	3,485	3,386
Non-current bank borrowings and other financial liabilities	19	6,236	7,333
Deferred tax liabilities	25	3,380	2,960
Non-current provisions for contingencies and expenses	20-21	2,878	1,996
Other non-current liabilities	22	1,704	1,618

		17,683	17,293

CURRENT LIABILITIES
Current bank borrowings and other financial liabilities	19	2,701	3,142
Trade and other payables	24	7,783	5,550
Income tax payable		635	445
Current provisions for contingencies and expenses	20-21	190	33

		11,309	9,170

TOTAL EQUITY AND LIABILITIES		45,782	39,693

The accompanying Notes 1 to 42 are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 42). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS

For the years ended 31 December 2005 and 2004

		(Millions of Euros)
	Note	2005	2004
REVENUE
Sales		48,024	38,273
Other income		3,021	2,019

		51,045	40,292

EXPENSES
Materials used		(32,512)	(24,920)
Staff costs		(1,542)	(1,330)
Depreciation and amortisation charge		(2,450)	(2,368)
Other expenses		(8,380)	(6,988)

		(44,884)	(35,606)

PROFIT FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS	27	6,161	4,686

FINANCE COSTS	28	(722)	(624)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		5,439	4,062
Income tax	25	(2,332)	(1,627)
Share of results of companies accounted for using the equity method	12	117	131

PROFIT FOR THE YEAR		3,224	2,566

Attributable to:
Shareholders of the Parent		3,120	2,414
Minority interests		104	152

		3,224	2,566

Weighted average number of shares outstanding (in millions)		1,220.9	1,220.9

Earnings per share attributable to shareholders of the Parent (in euros)		2.56	1.98
Diluted earnings per share (in euros)		2.56	1.98

The accompanying Notes 1 to 42 are an integral part of these consolidated income statements.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 42). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended 31 December 2005 and 2004

	(Millions of Euros)
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Profit from continuing operations before finance costs	6,161	4,686
Adjustments for:
Depreciation and amortisation charge	2,450	2,368
Net provisions recognised	682	624
Proceeds from disposal of non-trade assets	(175)	(21)
Other adjustments	21	(360)

Subtotal	9,139	7,297

Actual changes in working capital	(800)	(820)
Dividends received from companies accounted for using the equity method	85	42
Income taxes paid	(2,188)	(2,039)
Provisions used	(180)	(166)

	6,056	4,314

CASH FLOWS FROM INVESTING ACTIVITIES

Investments in non-current assets and companies:
Intangible assets	(134)	(83)
Property, plant and equipment	(3,173)	(2,392)
Investments in consolidated companies	(252)	(1,083)
Other non-current assets	(154)	(189)

Total investments	(3,713)	(3,747)
Disposals	581	261

	(3,132)	(3,486)

CASH FLOWS FROM FINANCING ACTIVITIES

Net financial liabilities received	2,494	1,767
Net financial liabilities settled	(4,630)	(2,980)
Net interest paid	(556)	(603)
Cash flows from (used in relation to) financial derivatives	(79)	102
Finance lease payments paid	(13)	(12)
Grants and other non-current liabilities received	65	106
Grants and other non-current liabilities settled and other	(265)	(43)
Dividends paid	(681)	(535)

	(3,665)	(2,198)

Net change in cash and cash equivalents	(741)	(1,370)

Cash and cash equivalents at beginning of year	3,328	4,698

Other changes in cash and cash equivalents
Due to inclusion of companies	45	—
Due to exchange rate effect	15	—

Cash and cash equivalents at end of year	2,647	3,328

The accompanying Notes 1 to 42 are an integral part of these consolidated cash flow statements.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 42). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2005 and 2004

	Millions of Euros
	Equity Attributable to Shareholders of the Parent									Equity Attributable to Minority Interests	Total Equity
	Share Capital	Of the Parent			Translation Differences	Fair Value Reval. Reserves	Retained Earnings	Interim Dividend	Total
		Share Premium	Legal Reserve	Reval. Reserve
Balance at 1 January 2004	1,221	6,428	244	3	0	0	3,685	(244)	11,337	360	11,697

Gains/Losses recognised directly in equity:

In asset and liability revaluation reserves
Available-for-sale investments						12			12		12
Cash flow hedges						54			54		54
Tax effect						(42)			(42)		(42)
In translation differences					(405)				(405)	(19)	(424)

Profit for the year							2,414		2,414	152	2,566

Total recognised income and expenses for the year	0	0	0	0	(405)	24	2,414	0	2,033	133	2,166
Distribution of 2003 profit							(488)	244	(244)	(47)	(291)
Interim dividend								(305)	(305)		(305)
Changes in the scope of consolidation									0	(17)	(17)
Other effects							(15)		(15)	(5)	(20)

Balance at 31 December 2004	1,221	6,428	244	3	(405)	24	5,596	(305)	12,806	424	13,230

Gains/Losses recognised directly in equity:

In asset and liability revaluation reserves
Available-for-sale investments						104			104		104
Cash flow hedges						(32)			(32)		(32)
Tax effect						(22)			(22)		(22)

In translation differences					1,012				1,012	47	1,059

Profit for the year							3,120		3,120	104	3,224

Total recognised income and expenses for the year	0	0	0	0	1,012	50	3,120	0	4,182	151	4,333
Distribution of 2004 profit							(610)	305	(305)	(69)	(374)
Interim dividend								(366)	(366)		(366)
Changes in the scope of consolidation									0	2	2
Other effects							(55)		(55)	20	(35)

Balance at 31 December 2005	1,221	6,428	244	3	607	74	8,051	(366)	16,262	528	16,790

The accompanying Notes 1 to 42 are an integral part of this consolidated statement of changes in equity.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 42). In the event of a discrepancy, the Spanish-language version prevails.

REPSOL YPF, S.A. AND INVESTEES COMPOSING THE REPSOL YPF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2005

(1)	BASIS OF PRESENTATION AND REGULATORY FRAMEWORK

1.1)	Basis of presentation

Repsol YPF, S.A. and the companies composing the Repsol YPF Group (“Repsol YPF”, “the Repsol YPF Group” or “the Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987 and engage in all the activities relating to the oil and gas industry, including exploration, the development and production of crude oil and natural gas, the transportation of oil products, L.P.G. and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, L.P.G. and natural gas.

The corporate name of the Parent of the corporate Group that prepares and files these consolidated financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Mercantile Registry in volume 3893, folio 175, sheet no. M-65289, entry no. 63ª. Its Employer Identification Number is A-78/374725 and its National Classification of Economic Activities Number is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is also located, the telephone number of which is 900.100.100.

Repsol YPF is private-law entity incorporated in accordance with Spanish legislation, which is subject to the Spanish Corporations Law of 22 December 1989, and, in particular, to the legislation governing publicly listed corporations, whose activities, both in Spain and abroad, are subject to wide-reaching regulations.

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRSs), as approved by the European Union at 31 December 2005, and, accordingly, they present fairly the Group’s consolidated equity and financial position at 31 December 2005, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended.

These consolidated financial statements for 2005, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting held on 29 March 2006, and the financial statements of the investees will be submitted for approval by the shareholders at the respective Annual General Meetings, and it is considered that they will be approved without any changes.

The preparation of the consolidated financial statements in accordance with IFRSs, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 5 (Accounting Estimates and Judgments).

The consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 31 May 2005. However, since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements for 2005 (IFRSs) differ from those used by the Group companies (local standards), for comparison purposes, the required adjustments and reclassifications were made to unify the policies and methods used and to make them compliant with International Financial Reporting Standards, as adopted by the European Union, as detailed in Note 1.2) (Adoption of International Financial Reporting Standards).

As required by IAS 1, the information relating to 2004 contained in these notes to the consolidated financial statements is presented, for comparison purposes, with similar information relating to 2005 and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2004.

1.2)	Adoption of International Financial Reporting Standards (IFRSs).

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must present their consolidated financial statements for the years beginning on or after 1 January 2005, in conformity with the International

Financial Reporting Standards (IFRSs) ratified by the European Union. In conformity with this Regulation, the Repsol YPF Group has to present its consolidated financial statements for 2005 in accordance with the IFRSs ratified by the European Union. In Spain, the obligation to prepare consolidated financial statements in accordance with the IFRSs approved in Europe is also regulated in Final Provision Eleven of Law 62/2003, of 30 December, on tax, administrative, labour and social security measures (Official State Gazette of 31 December).

With respect to the standards in force when the Group’s consolidated financial statements for 2004 were prepared, these Standards entail:

-	Changes in accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements;

-	The inclusion in the consolidated financial statements of two new financial statements, namely the consolidated statement of changes in equity and the consolidated cash flow statement; and

-	A significant increase in the volume of disclosures in the notes to the consolidated financial statements.

In accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards), approved by Regulation (CE) 707/2004 of the Commission of 6 April (OJEC of 17 April), although the first financial statements prepared in accordance with IFRSs are, in the case of the Group, those for the year ended 31 December 2005, for comparison purposes, the figures for 2004 were included, prepared in accordance with the same bases as those used to determine the figures for 2005. This made it necessary to prepare an initial or opening balance sheet at the date of transition, 1 January 2004, in accordance with the IFRSs in force at 31 December 2005.

The criteria adopted by the Group in the transition to IFRSs in connection with the permitted alternatives are as follows:

-	Property, plant and equipment, intangible assets and investment property were initially recognised, at the date of transition, at their carrying amount (which included both the depreciated/amortised cost of the assets and, where appropriate, the net revaluations made in the past and accepted in accordance with Spanish GAAP) and were subsequently measured at cost.

-	The exemption provided by IFRS 1 from the prospective application of IFRS 3 (Business Combinations) from the date of transition to IFRSs was applied to business combinations occurring before 1 January 2004.

-	IASs 32 and 39 were applied from the transition date.

-	Jointly controlled entities and joint ventures are proportionately consolidated.

-	The translation differences at the transition date were reclassified in full to reserves and, therefore, the related balance was reduced to zero at that date.

Reconciliation of equity at 1 January and 31 December 2004, between Spanish GAAP and IFRSs

The reconciliation required by IFRS 1 of the equity balances at the beginning and end of the year ended 31 December 2004, and which, therefore, are reflected in the Group’s consolidated financial statements for that year, to the corresponding opening balances for 2004 and 2005 determined in accordance with the new Standards is as follows:

	At 1 January 2004
	Equity
Amounts in millions of euros	Attributable to Shareholders of the Parent	Attributable to Minority Interests	Total
Amount under Spanish GAAP	13,632	4,054	17,686

Adjustments for conversion to IFRSs:
Recognition of deferred taxes	(2,577)		(2,577)
Effect of changes in exchange rates	485		485
Asset impairment losses	(59)	(6)	(65)
Measurement of financial instruments	(199)	(142)	(341)
Classification of preference shares		(3,575)	(3,575)
Other	55	29	84

Total adjustments	(2,295)	(3,694)	(5,989)

Amount under IFRSs	11,337	360	11,697

	At 31 December 2004
	Equity
Amounts in millions of euros	Attributable to Shareholders of the Parent	Attributable to Minority Interests	Total
Amount under Spanish GAAP	14,545	4,036	18,581

Adjustments for conversion to IFRSs:
Recognition of deferred taxes	(2,203)	—	(2,203)
Effect of changes in exchange rates	427	—	427
Asset impairment losses	(80)	(3)	(83)
Measurement of financial instruments	(99)	(66)	(165)
Classification of preference shares		(3,535)	(3,535)
Non-amortisation of goodwill	200	—	200
Other	16	(8)	8

Total adjustments	(1,739)	(3,612)	(5,351)

Amount under IFRSs	12,806	424	13,230

The main adjustments made to equity on conversion to IFRSs were as follows:

a)	Recognition of deferred taxes

The accounting treatment of income tax under Spanish GAAP focuses on the calculation of the tax using the income statement liability method, which is based on calculating the timing differences between taxable profit and accounting profit. Under IFRSs, deferred taxes must be recognised using the balance sheet liability method, which focuses on the calculation of the temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet.

These changes reduced the Group’s equity by EUR 2,577 million and EUR 2,203 million at 1 January and 31 December 2004, respectively. This reduction was due mainly to: (i) the temporary differences between the tax base of the assets and liabilities of YPF, S.A. and their carrying amount; and (ii) the recognition of deferred taxes relating to the portion of the premium paid in business combinations allocated to the carrying amount of the assets (mainly of YPF, S.A. and BP Trinidad y Tobago).

b)	Effect of changes in exchange rates

This relates mainly to the following:

-	Spanish GAAP did not specifically regulate the functional currency for the recognition of transactions. In this regard, through December 2002 the Repsol YPF Group considered the functional currency for certain businesses (marketing, etc.) of YPF, S.A. to be the Argentine peso and for others (exploration and production, refining, etc.) it considered it to be the US dollar. For IFRS purposes, the Repsol YPF considered the US dollar to be the functional currency for all the businesses of YPF. This adjustment increased the equity attributable to shareholders of the Parent by EUR 456 million and EUR 405 million at 1 January and 31 December 2004, respectively.

-	It also includes the difference in the recognition of exchange differences under Spanish GAAP with respect to IFRSs. Under Spanish GAAP; exchange losses are charged to income, whereas exchange gains are classified on the liability side of the balance sheet, unless exchange losses in a given group of currencies have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Under IFRSs, both exchange losses and exchange gains are allocated to profit or loss when they arise. This adjustment increased the equity attributable to shareholders of the Parent by EUR 65 million and EUR 60 million at 1 January and 31 December 2004, respectively.

c)	Asset impairment losses

Spanish GAAP does not specifically regulate the methodology to be used to test for asset impairment and, therefore, the Group had been applying in this connection a method similar to that provided for in US accounting legislation. The test was performed in two stages: first, the expected undiscounted future cash flows from an asset were compared with the carrying amount of the asset; if the result was a negative amount (i.e. the carrying amount was higher than the sum of the expected undiscounted future cash flows), an impairment loss was recognised for an amount equal to the difference between the estimated value of the discounted future cash flows from the asset and the carrying amount of the asset.

Under IFRSs, the calculation is made in a single stage: the discounted cash flows from the asset are compared with the carrying amount of the asset and, if the latter is higher, an impairment loss is recognised as an expense for the difference.

These changes reduced the equity attributable to shareholders of the Parent by EUR 59 million and EUR 80 million at 1 January and 31 December 2004, respectively. This reduction was due mainly to the recognition of losses in certain exploration and production assets amounting to EUR 6 million and EUR 40 million at 1 January and 31 December 2004, respectively, and to refining and marketing assets amounting to totalling EUR 53 million and EUR 40 million at 1 January and 31 December 2004, respectively.

d)	Measurement of financial instruments

Under Spanish GAAP, financial assets are measured at the lower of cost or market, whereas financial liabilities are measured at repayment value. Speculative derivative financial instruments are measured at their market value to the extent that the resulting value is a loss. Hedging instruments are recognised using the same criteria as those applied to the hedged items. Financial assets are derecognised on maturity or when they are transferred or sold.

Under IFRSs, financial assets and liabilities are classified in categories, on the basis of which they are measured at either fair value or amortised cost. Certain gains and losses on financial instruments are recognised directly in equity until the instrument is disposed of or it is determined that it has become impaired.

Also, IFRSs require that certain very specific conditions be met in order to be able to apply hedge accounting. As a result, certain hedging transactions that can be classified as such under Spanish GAAP do not qualify for hedge accounting under IFRSs.

These changes reduced the equity attributable to shareholders of the Parent by EUR 199 million and EUR 99 million at 1 January and 31 December 2004, respectively, due mainly to the different classification as hedges or otherwise of certain trading derivatives relating to the Group’s operations and to their measurement at their market value.

e)	Classification of preference shares

In accordance with IFRSs, the preference shares issued by the Repsol YPF subsidiary, Repsol International Capital Limited, were reclassified from minority interests to financial liabilities, in view of the obligation to pay dividends if the issuer reports a distributable profit.

Reconciliation of the profit for 2004 between Spanish GAAP and IFRSs

The reconciliation required by IFRS 1 of the consolidated income statement for 2004 in the Group’s consolidated financial statements for that year to the consolidated income statement that would result from applying IFRSs to the transactions performed in that year is as follows:

	Profit for the Year
Amounts in millions of euros	Attributable to Shareholders of the Parent	Attributable to Minority Interests	Total Net Profit
Amount under Spanish GAAP	1,950	230	2,180

Adjustments for conversion to IFRSs:
Non-amortisation of goodwill	200		200
Recognition of deferred taxes	219		219
Depreciation and amortisation charge and provisions due to differences in the calculation of asset impairment	(23)	3	(20)
Classification of preference shares		(156)	(156)
Measurement of financial instruments	81	73	154
Other effects	(13)	2	(11)

Total adjustments	464	(78)	386

Amount under IFRSs	2,414	152	2,566

The profit attributable to shareholders of the Parent under Spanish GAAP amounted to EUR 1,950 million in 2004, as compared with EUR 2,414 million under IFRSs. This increase was due mainly to the following:

a)	Non-amortisation of goodwill

Under IFRSs, goodwill and intangible assets with indefinite useful lives are not amortised, but are rather tested for impairment at least once a year. This change increased the net profit for the year ended 31 December 2004, by EUR 200 million.

b)	Recognition of deferred taxes

The consolidated income statement for 2004 prepared in accordance with IFRSs includes a positive effect under the heading “Income Tax” of EUR 219 million derived mainly from the net allocation of deferred taxes recognised at the date of transition.

c)	Depreciation and amortisation charge and provisions due to differences in the calculation of asset impairment

The consolidated income statement for 2004 prepared in accordance with IFRSs includes, on the one hand, a lower after-tax depreciation and amortisation charge of EUR 4 million due to the decrease in the value of the assets as a result of the additional impairment losses recognised in accordance with IFRSs with respect to the allowance recorded under Spanish GAAP at the date of transition. It also includes a reduction of EUR 27 million after tax relating to the difference between the result of applying the impairment test in accordance with IFRSs with respect to the impairment calculated in accordance with Spanish GAAP at 31 December 2004.

d)	Measurement of financial instruments

This effect relates mainly to the measurement at their market value of certain derivatives relating to the Group’s commercial operations that are not designated as hedges for the purposes of IFRSs.

1.3)	Regulatory framework

The oil and gas industry in Spain is regulated mainly by Law 34/1998, of 7 October 1998, and its implementing regulations, and by Royal Decree-Laws 6/1999 and 6/2000, of 16 April 1999 and 23 June 2000, respectively, which intensified competition and the deregulation of the industry.

The following noteworthy matters occurred during the time period covered by this report:

-	In June 2005 the restriction on the opening of new service stations established by Royal Decree-Law 6/2000 was removed.

-	Royal Decree 1700/2003, which came into force on 25 December 2003, established the new specifications for petrol, diesel oils, fuel oils and L.P.G., and the use of bio fuels, adapting Spanish law to two EC Directives on this matter. This Royal Decree was repealed by Royal Decree 61/2006, of 31 January, which established the specifications for petrol, diesel oils, fuel oils and L.P.G. and regulates the use of certain bio fuels.

-	Law 62/2003, of 30 December, made significant changes to the legal system established by the so-called “golden share law” (Law 5/1995) and the “energy golden share law” (Law 55/1999).

The “golden share” system remained in force for Repsol YPF until 6 February 2006.

In relation to the “energy golden share” established by Law 55/1999 (amended by Law 62/2003), the government must be notified of the acquisition of investments representing 3% or more of the share capital stock of energy companies by state-owned entities or by entities of any kind majority owned or controlled by State-owned entities, so that the Council of Ministers may, within two months, authorise, withhold consent to or make conditional the exercise of the related voting rights.

The resolution of the Council of Ministers, which must be based on objective criteria, will take into account whether the acquisition of a controlling interest or of significant shareholdings leads to the existence of significant risks or direct or indirect adverse effects on the activities performed by the companies in the energy markets in order to guarantee the adequate management and provision of services by the companies within the energy system.

The existence of significant risks or adverse effects will be determined on the basis of:

a)	The transparency of the structure of the group which the company might join as a result of the transaction and, in general, the existence of difficulties in obtaining the required information on the performance of its business activities.

b)	The ties that, as a result of the transaction, the entity in question might have with other individuals or legal entities, provided that such ties could hinder the proper supervision and oversight of the entity in question.

c)	The possibility that the entity may be unduly exposed to the risk of any other activities that might be carried on by the buyers.

d)	The risk exposure that the financial structure of the transaction causes for the regulated activities of the entity and for the resources obtained from those activities, particularly in the case of income from regulated activities transferred to activities other than those that gave rise to it.

e)	Security of supply or of the uninterrupted physical supply of products and services and, in particular, the need to preserve and develop the structure of the markets in question with an adequate level of quality, accessible to all users regardless of their geographical location; in particular, protection against the risk of insufficient long-term investment in infrastructure that does not guarantee, on an ongoing basis, then availability of sufficient capacity.

f)	Protection of the general interest in the industry affected and, in particular, the guarantee that the industry policy objectives will be adequately safeguarded.

The aforementioned Law 62/2003 amended the system for authorising oil and gas research, exploration and exploitation in the sea-bed, and requires a preliminary report by the autonomous community affected on the concession procedure for the exploitation of underground fields and storage facilities, irrespective of whether or not these activities affect ground areas.

-	Also, Royal Decree-Law 4/2006, of 24 February, came into force on 28 February 2006. This Royal Decree-Law modified the functions of the Spanish National Energy Commission, making it necessary for administrative authorisation to be sought for certain acquisitions of investments in companies engaging in regulated activities or activities that are subject to a type of administrative scrutiny entailing a specially applicable relationship.

-	Royal Decree 1716/2004 came into force on 27 August 2004. This Royal Decree implements the Oil and Gas Law in relation to the obligation to maintain minimum safety stocks in the oil and natural gas industries and to the obligation to diversify natural gas supply sources. The parties who have to meet these obligations were defined, together with the content of the obligations, the volume, form and location of these stocks, the reporting obligations and the administrative powers relating to the inspection and control of these obligations.

One-half of the minimum safety stocks in the oil industry, excluding L.P.G.., are classified as strategic reserves. This increase in strategic reserves will apply from 1 January 2007 onwards.

The parties obliged to maintain minimum safety stocks of L.P.G. or natural gas or to diversify their natural gas supply sources had to comply with this Royal Decree by 27 February 2005. However, the natural gas supply contracts entered into before 27 August 2004, that represented a dependence on a given country of over 60% may be maintained until they expire, although they may not be extended and no new contracts may be entered into with the same country until the requirement to diversify supply sources has been met.

Carriers that feed natural gas to the system are exempt from the obligation to diversify their supply sources while the contract for the preferential supply of natural gas from Algeria to the regulated market remains in force.

Royal Decree 1716/2004 also regulates the functioning of Corporación de Reservas Estratégicas de Productos Petrolíferos (CORES) and situations of oil and gas supply scarcity.

Among other functions, CORES is responsible for the setting up, maintaining and managing the strategic reserves, controlling the minimum safety stocks in the oil industry and, in relation to the natural gas industry, for ensuring compliance with the obligations to maintain minimum safety stocks and to diversify supply sources.

Since 1 January 2003, all natural gas consumers have been consumers eligible to choose their gas supplier. Also, the maximum share for the supply of natural gas in the Spanish market by a single company or a group of companies has been limited to 70%.

-	Pursuant to Law 62/2003, no individual or legal entity may own, either directly or indirectly, more than 5% of the share capital of Enagas, S.A. The political or voting rights on the shares owned above this limit will be suspended. Any excess shares of Enagas, S.A. owned must be sold by 1 January 2007.

-	Also, pursuant to Law 62/2003, Enagas, S.A., as the Technical System Operator, will have a representative on the Oil and Gas Advisory Board of the Spanish National Energy Commission (CNE) and on its Standing Committee. The mission of this Board is to report on the actions taken by the CNE in the oil and gas industry and, particularly, in the energy planning process and in the preparation of general provisions and projects on the determination of tariffs, fees and remuneration for activities in the energy industry.

-	From 1 January 2004, the natural gas supplied from Algeria through the Maghreb gas pipeline under the contract with the Algerian State-owned company is to be assigned on a preferential basis to the regulated market and the allocation to the retailers of 25% of the natural gas relating to this contract was rendered null and void.

-	Law 24/2005, of 18 November, introducing reforms to foster productivity, made certain changes to energy industry legislation, including most notably the elimination of ceilings on natural gas tariffs, fees, charges and prices, although the principle of the single tariff for the whole of Spain was maintained.

-	Three Ministerial Orders implementing Royal Decree 949/2001, regulating matters such as the right of access to gas facilities and the natural gas industry’s integrated economic system, were approved on 15 January 2004. These Orders established the specific remuneration for the operators engaging in regulated activities and the values of the tariffs, fees and charges to be received for the regulated transmission and distribution activities.

These Orders were amended by new Ministerial Orders of 28 January 2005, which, among other measures, established the fees and remuneration for loading L.N.G. onto vessels, for cold storage of L.N.G. at regasification plants and for vessel-to-vessel transfers without storage of L.N.G. at the plants.

-	The following Ministerial Orders have recently been passed:

•	Ministry of Industry, Tourism and Trade Order ITC/3655/2005, of 23 November, amending Ministerial Orders ECO/31/2004, ITC/103/2005, ITC/104/2005 and ECO/2692/2002

•	Ministry of Industry, Tourism and Trade Order ITC/4099/2005, of 27 December, establishing the remuneration of regulated activities in the gas industry.

•	Ministry of Industry, Tourism and Trade Order ITC/4101/2005, of 27 December, establishing the tariffs for natural gas and piped manufactured, meter rental and connection charges for consumers connected to supply pressure networks of less than 4 bar.

•	Ministry of Industry, Tourism and Trade Order ITC/4100/2005, of 27 December, establishing the fees and charges associated with third-party access to gas facilities.

-	Royal Decree-Law 5/2005, of 11 March, on urgent reforms to foster productivity and improve public procurement came into force on 15 March 2005. This Royal Decree-Law amended, among other provisions, Law 34/1998, Royal Decree-Law 6/2000 and Royal Decree 1434/2002. The reforms included in Royal Decree-Law 5/2005 include most notably the following:

a)	It modified the list of markets or industries affected by the limitation on business investments established by Royal Decree-Law 6/2000, of 23 June.

b)	It introduced the definition of dominant operator in energy markets as companies or business groups that have a market share of over 10%.

c)	It classified as a serious infringement of Law 34/1998 the failure to comply with the reporting obligation affecting wholesalers of oil products and the owners or managers of supply facilities not linked to an operator on the list, registrations and de-registrations of vehicle supply facilities that form part of their distribution network and the type of contracts under which they are included in that network.

d)	It created at the Ministry of Industry, Tourism and Trade a database of fuel distributors and prices.

e)	In the natural gas industry, it created the possibility of exempting from the obligation to allow third-party access certain new transmission facilities or facilities giving rise to significant increases in the capacity of existing infrastructures. This exemption will entail the exclusion of the related facility from the natural gas industry remuneration system.

f)	It established certain conditions for the switch by consumers from the liberalised market to the regulated natural gas market.

1.4)	Economic and regulatory situation in the countries in which the Repsol YPF Group carries on its business activities

The directors consider that the accompanying consolidated financial statements reflect, at the date of their preparation, all the significant events in and effects of the economic and regulatory situation prevailing in the countries in which the Group operates. Also, based on the progress that can reasonably be expected to be made in relation to the foregoing, the directors consider that the adoption of measures or the occurrence of events which might have a significant adverse impact on the Group’s operations is unlikely.

(2)	BASIS OF CONSOLIDATION

2.1)	Appendix I contains a list of the consolidated subsidiaries, associates and jointly controlled entities in which Repsol YPF, S.A. has direct and indirect ownership interests.

a)	Subsidiaries

“Subsidiaries” are defined as companies over which the Parent has the capacity to exercise effective control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower, when there are agreements with other shareholders of the investee that give the Parent control. Also, the subsidiaries include entities which, although there is no ownership interest, are understood to carry on activities to the benefit of the Company, which is exposed to all the risks and rewards of the subsidiary. In accordance with IAS 27, control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities.

These companies are fully consolidated and, accordingly, all the balances and transactions between them are eliminated on consolidation.

Minority interests are presented in equity under the heading “Minority Interest” separately from the equity attributable to shareholders of the Parent. Minority interests in the profit for the year are presented under the heading “Profit Attributable to Minority Interests” in the consolidated income statement.

b)	Joint ventures

A joint venture is a contractual arrangement whereby two or more companies have interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Jointly controlled entities are proportionately consolidated and, therefore, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities.

The assets and liabilities assigned to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature.

The most significant items relating to the joint ventures at 31 December 2005, are detailed in Note 26.

c)	Associates

Associates are companies over which the Group is in a position to exercise significant influence, but which are not classified as subsidiaries or jointly controlled entities. The investor is presumed to have a significant influence when it holds -directly or indirectly- 20% or more of the voting power of the associate.

Associates are accounted for using the equity method based on the underlying carrying amount of the ownership interest therein. Goodwill attributed to associates is included in the carrying amount of the investment. In the case of transactions with an associate, the related profits and losses are eliminated to the extent of the Group’s interest in the associate. The net profit or loss obtained each year through these companies is reflected in the consolidated income statements as “Share of Results after Tax of Companies Accounted for Using the Equity Method”.

Losses incurred by an associate attributable to the investor that exceed the latter’s interest in the associate are not recognised, unless the Group is obliged to cover them.

2.2)	Transactions between consolidated companies

All material balances, transactions and profits between the fully consolidated companies were eliminated on consolidation.

All receivables and payables, income, expenses and profits derived from transactions between the proportionately consolidated companies and other Group companies were eliminated in proportion to Repsol YPF’s ownership interest in the capital of these companies.

The profit or loss on transactions between Group companies and associates was eliminated in proportion to the Group’s percentage of ownership of these companies.

2.3)	Unification of policies

In order to present the consolidated financial statements using uniform measurement basses, adjustments were made on consolidation at investees that apply accounting policies and measurement bases that differ from those used by the Group.

2.4)	Translation of financial statements denominated in foreign currencies

The financial statements of the investees whose functional currency differs from the presentation currency (see Note 3.3.3) are translated as follows:

a)	The assets and liabilities in each of the balance sheets presented (i.e. including the comparative figures) are translated at the exchange rates prevailing on the balance sheet date.

b)	Income and expense items in each of the income statements (i.e. including the comparative figures) are translated at the average exchange rates for the year.

c)	Any exchange differences arising as a result of the foregoing are recognised as a separate component of equity called “Translation Differences”.

On disposal of a foreign operation, the exchange differences deferred as a component of equity relating to that operation are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised. However, in accordance with the exemption provided for in IFRS 1 which the Group applied at the date of transition, which permits the reclassification of translation differences to transition reserves at that date:

a)	The accumulated translation differences of all foreign operations are considered to have a zero balance at the date of transition to IFRSs (1 January 2004); and

b)	The gain or loss on the disposal of a foreign operation will exclude such translation differences as might have arisen prior to the date of transition to IFRSs (1 January 2004) and will include the translation differences that arose after that date.

The exchange rates against the euro of the main currencies used by the Group companies at 31 December 2005 and 2004, were as follows:

	31 December 2005		31 December 2004
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
US dollar	1.184	1.243	1.354	1.242
Argentine peso	3.567	3.609	4.006	3.630
Brazilian real	2.772	3.037	3.594	3.630
Chilean peso	606.903	696.415	754.608	756.278

2.5)	Changes in the scope of consolidation

Appendix I shows all the Repsol YPF Group companies at 31 December 2005.

The main changes in 2005 were as follows:

-	In February 2005 a 51% ownership interest was acquired in Termobarrancas, a Venezuelan electricity producer, for EUR 4.9 million. This company is fully consolidated.

-	In March 2005 Repsol YPF acquired all the shares of Shell Gas (L.P.G.), S.A. (now Repsol Butano Portugal R.B., S.A.), an L.P.G. retailer in Portugal, for EUR 148 million. Since March 2005 this company has been fully consolidated in the Group’s consolidated financial statements (see Note 31).

-	In April the Group acquired, through Gas Natural, all the share capital of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a Group engaging in the development and operation of wind farms. Through this acquisition the following companies were included in the scope of consolidation through the Gas Natural Group: Desarrollo de Energías Renovables, S.A. (100%), Aplicaciones y Proyectos Energéticos, S.A. (100%), Boreas Eólica, S.A. (99.5%), Molinos de Valdebezana, S.A. (59.7%), Boreas Eólicas 2, S.A. (90%) and Desarrollo de Energías Renovables Castilla-La Mancha, S.A. (100%) were fully consolidated; Los Castrios, S.A. (33.1%); Desarrollo Energías Renovables Navarra, S.A. (50%); Desarrollo de Energías Renovables de La Rioja, S.A. (36.3%); Molinos del Cidacos, S.A. (50%), Molinos de la Rioja, S.A. (33.3%) and Molinos de Linares, S.A. (24.9%) were proportionately consolidated; and Sistemas Energéticos La Muela, S.A. (20%) and Sistemas Energéticos Mar Garullo, S.A. (18%) were accounted for using the equity method (see Note 31). The acquisition amounted to EUR 84 million (calculated on the basis of the percentage attributed to the Group based on its ownership interest in the Gas Natural Group).

These companies are consolidated through Gas Natural SDG, in which the Group has an ownership interest of 30.8% and which it proportionately consolidates in the consolidated financial statements.

-	The investments in PBB Polisur, S.A. (28%) and Petroken Petroquímica Ensenada, S.A. (50%) were sold. At 31 December 2004, these investments had been classified as available-for-sale assets (see Note 11).

-	In June the Gas Natural Group acquired an additional investment of 36.8% of the share capital of Portal Gas Natural, S.A., giving it an ownership interest of 100%.

-	In June Gas Natural also acquired an additional investment of 2.4% of the share capital of Corporación Eólica de Zaragoza, S.A., giving it an ownership interest of 68%.

-	In July the Gas Natural Group 12.4% of its investment in CEG Río, S.A., thereby reducing its ownership interest to 59.6%.

-	Also in July Gas Natural acquired an additional stake of 4.24% in Burgalesa de Generación Eólica, S.A., increasing its ownership interest to 24.2%.

-	In October a 20% holding was acquired in Perú L.N.G. Company, which is to build a liquefaction plant in Peru, for EUR 20 million. This company is accounted for using the equity method.

-	In December 10% of the shares of Transportadora de Gas de Perú, S.A. (TGP), a Portuguese company that owns a gas pipeline, were acquired for EUR 43 million. This company is accounted for using the equity method.

-	In the first nine months of 2005 Gas Natural sold 10.58% of its holding in the share capital of Enagás, S.A. and, therefore, at 30 September 2005, it had an ownership interest of 15.55%. From 1 October 2005, the investment in Enagás (see Note 13.4) ceased to be accounted for using the equity method.

-	The following companies were fully consolidated in the Group for the first time: Solgás Distribuidora de Gas, S.L., Repsol Polivar SPA, Repsol Bronderslev A/S, Astra Evangelista, S.A., Falk SPA, all of which are wholly owned, and Autoclub Repsol S.L., which is 50.1% owned. The following companies were proportionately consolidated in the Group for the first time: Asfaltos Españoles, S.A., Gestión de Puntos de Venta Gespevesa, S.A., Terminales Canarios, S.L., all 50%-owned, Termogaucha Usina Termelétrica, S.A., 26%-owned, and Transportadora Sul Brasileira do Gas, S.A., 15%-owned.

-	The following companies incorporated during the year were included in the Gas Natural Group through full consolidation: Gas Natural Exploración, S.A., Natural Re, S.A. and Gas Natural Markets, S.A., all of which are wholly owned, and Tratamiento Almazán, S.L. which is 90%-owned, and through proportionate consolidation: Repsol-Gas Natural L.N.G., S.L. which is 50%-owned. These companies are consolidated through Gas Natural SDG, in which the Group has an ownership interest of 30.8% and which is proportionately consolidated in the consolidated financial statements.

The main changes in the scope of consolidation in 2004 were as follows:

-	During the year the Gas Natural Group acquired the following companies in Italy:

In January 2004, through Gas Natural Distribuzione Italia, S.p.A. and Gas Natural Vendita, S.p.A., it acquired all the shares of Gea, S.p.A., Gas, S.p.A., Agragas, S.p.A., Normanna, S.p.A., Gas Natural Servizi e Logistica, S.p.A. (formerly Soreco, S.p.A.), Congas, S.p.A. and Gas Fondiaria, S.p.A.

In August 2004 Gas Natural Internacional SDG, S.A. acquired all the shares of Smedigas, S.p.A. and Smedigas, S.r.L.

In September 2004 Gas Natural Internacional SDG, S.A. acquired all the shares of Nettis Impianti, S.p.A. This company owns all the shares of Nettis Gestioni, S.p.A., Nettis Gas Plus, S.p.A., Impianti Sicuri, S.r.L., Società Consortile di Metanizzazione, A.r.L. and SCM Gas Plus, S.r.L.

All the Italian companies are fully consolidated in the Gas Natural Group (which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group).

-	In April the Gas Natural Group increased its ownership interest in Gas Natural Cegás, S.A. by 9.3%.

-	In July Repsol Lusitania, S.L. was formed for the acquisition in November of Borealis Polímeros, Lda (now Repsol Polímeros, Lda), which owns the assets of the petrochemical complex in Sines, Portugal. Both companies are fully consolidated.

-	In July the Gas Natural Group increased its investments in Companhia Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) to 54.2% and CEG Rio, S.A. to 7.,0%. As a result, these companies, which had been proportionately consolidated, were fully consolidated in the Gas Natural Group (which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group).

-	October saw the acquisition of Shell Portuguesa, S.A. (now Repsol Combustiveis, S.A), Shell Betumes, S.A. (now Repsol Betumes Comercializaçao e Distribuçao de Productos Petrolíferos, S.A)., Shell Abastecimientos e Serviçios a Aviaçao, S.A. (now Repsol Abastecimientos e Serviçios a Aviaçao, S.A), Shell Company of Portugal Limited (now Repsol Company of Portugal Ltd), which engage in the marketing and logistics businesses in Portugal. These companies have been fully consolidated in the Group’s consolidated financial statements since they were acquired.

-	In October and December the Gas Natural Group acquired all the shares of the electricity distributors Distribución Eléctrica Navasfrías, S.L. and Electra de Abusejo, S.L., which are fully consolidated in the Gas Natural Group (which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group).

-	Gas Natural SDG formed Gas Natural Corporación Eólica, S.L., through which it acquired all the shares of Sinia XXI, S.A. in November 2004. This company has investments in Corporación Eólica de Zaragoza (65.6%), which is fully consolidated in the Gas Natural Group, Explotaciones Eólicas Sierra de Utrera, S.L., (50.0%) and Montouto 2000, S.L. (49.0%), which are proportionately consolidated. Also, it has ownership interests of 26.0% in Enervent, S.A. and 20.0% in Burgalesa de Generación Eólica, S.A., which are accounted for using the equity method.

-	In November Gas Natural SDG acquired 50% of the shares of Central Térmica La Torrecilla, S.A., a project to build a combined cycle plant. This company is proportionately consolidated.

-	In December Repsol YPF, S.A. acquired Falk SPA, which owns a network of service stations in Italy. At 31 December 2004, this company was accounted for using the equity method.

-	In 2004 the Group acquired an additional investment of 3.7% in Gas Natural SDG. The percentage of its balance sheet consolidated at 31 December 2004, was 30.85%.

-	An additional stake of 0.75% was acquired in the Peruvian company Refinería la Pampilla, increasing the ownership interest to 51.03%. This company is fully consolidated in the Group’s consolidated financial statements.

-	The Gas Natural Group increases its ownership interest in Serviconfort Colombia, S.A. to 100%.

-	In 2004 Gas Natural SDG reduced its investment in Enagás, S.A. through the disposal of 12.51% of the shares, as a result of which its percentage of ownership was 26.13% at 2004 year-end.

-	In 2004 Global Companies LLC, a US company engaging in the marketing of oil products, and YPF Indonesia, Ltd., an Indonesian exploration and production company, were disposed of.

-	Petrokén Petroquímica Ensenada, S.A. and PBB Polisur, S.A., which until then had been accounted for using the equity method, were excluded from consolidation because there was a commitment to sell them at 31 December 2004.

-	Other companies for which the consolidation method used changed in 2004 were Repsol France, S.A., Repsol Gas Brasil, S.A., Estasur, S.A., Gasolube y

Lubricantes Gasolube, S.A., Gasolube Andalucía, S.L., Gasolube Castilla-León, S.L. and Gasolube Noroeste, S.A., which were fully consolidated in the Group’s consolidated financial statements in 2004.

-	In 2004 the Gas Natural fully consolidated Gas Natural Transporte SDG, S.L. (100%), Gas Natural Distribución SDG, S.A. (100%), Gas Natural Puerto Rico, Inc. (100%) and Gas Natural Commercialisation France Société par actions Simplifiée (100%). Also, it proportionately consolidated AECS Bellvitge, A.I.E. (50.0%) and Sociedad de Tratamiento La Andaya, S.L. (45.0%). Gas Natural de Álava, S.A (10.0%) was accounted for using the equity method. The Gas Natural Group is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

In 2004 the Gas Natural Group excluded from the scope of consolidation Sociedad de Gas de Euskadi, S.A. as a result of the merger of Sociedad de Gas de Euskadi, S.A., Naturcorp Multiservicios, S.A.U., Gas Figueres, S.A.U., Donostigas, S.A.U. and Gas de Asturias, S.A.U., through their absorption by Naturcorp I, S.A., which changed its name to Naturcorp Multiservicios, S.A. The Sociedad Gas de Euskadi, S.A. shares owned by Gas Natural SDG were exchanged for a 9.39% investment in Naturcorp Multiservicios, S.A.

(3)	ACCOUNTING POLICIES

The principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, in accordance with International Financial Reporting Standards, as adopted by the European Union, were as follows:

3.1)	Current/Non-current classification

In the accompanying consolidated balance sheet assets and liabilities debts maturing within 12 months are classified as current items and those maturing within more than 12 months as non-current items.

3.2)	Offsetting

As a general rule, in the consolidated financial statements neither assets and liabilities nor income and expenses are offset, except when offsetting is required or permitted by a give Standard and this presentation reflects the substance of the transaction.

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and the Group intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statement.

3.3)	Functional currency and foreign currency transactions

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, i.e. the currency in the main economic area in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year-end, foreign currency receivables and payables are translated at exchange rates prevailing on the balance sheet date.

Any exchange differences arising from non-current financing transactions that form part of a net investment in a foreign operation, when the currency in which the financing is granted is the same as the functional currency of the company that receives the financing or as that of the company that provides the financing, are recognised under the heading “Equity - Translation Differences” in the accompanying consolidated balance sheets.

3.4)	Property, plant and equipment

a)	Cost

Property, plant and equipment acquired are initially recognised at acquisition or production cost, which includes the following items incurred during the construction period only:

i.	Borrowing costs on specific- or general-purpose financing that are directly attributable to the acquisition or production. The capitalised borrowing costs on general-purpose financing are obtained by applying the average long-term borrowing cost to the capitalisable cumulative average investment not specifically financed.

ii.	Staff costs and other operating expenses actually incurred in the construction of the non-current assets.

Repsol YPF uses the cost model to recognise items of property, plant and equipment; these items are subsequently measured at their acquisition or production cost less any accumulated depreciation and any accumulated impairment losses.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Repair, upkeep and maintenance expenses are recognised in the income statement as incurred.

This heading also includes investments relating to oil and gas exploration and production activities (see Note 3.4.c), and the cost of assets held under finance leases (see Note 3.20).

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

b)	Depreciation

Property, plant and equipment, other than those relating to oil and gas exploration and production activities (see Note 3.4.c), are depreciated, using the straight-line method, on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

Years of Estimated Useful Life
Buildings and other structures	30-50
Machinery and fixtures:
Machinery, fixtures and tools	8-15
Furniture	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-30
Transport equipment	5-20

Land is classified separately from the buildings or facilities that might be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

Property, plant and equipment in the course of construction are stated at cost, less any recognised impairment losses. Cost includes borrowing costs capitalised in accordance with the Group’s accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

c)	Recognition of oil and gas exploration and production transactions

The Repsol YPF Group has applied early IFRS 6 (Exploration for and Evaluation of Mineral Resources), which must be applied from 1 January 2006 onwards. The scope of this Standard only encompasses mineral resource exploration and evaluation expenditures and the recognition of these transactions. Both IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) expressly exclude from their scope mineral rights and mineral reserves such as oil, natural gas and similar non-regenerative resources and exploration expenditures; however, IAS 16 (Property, Plant and Equipment) does apply to property, plant and equipment used to develop or maintain those natural resources.

Based on the foregoing, the Repsol YPF Group continued to apply the accounting policies, principles and criteria that it had historically applied prior to the adoption of IFRSs for the oil and gas exploration and production assets and transactions, in conformity with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) in general, with IAS 16 (Property, Plant and Equipment” for investments in the development of properties and mineral rights on oil and gas, and with IFRS 6 in relation to the exploration for and evaluation of mineral resources in particular. In the specific case of mineral resource exploration and evaluation expenditures, the accounting policies applied are in line with US GAAP.

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proven and non-proven reserves (including bonds, legal costs, etc.) are capitalised as incurred to the account “Investments in Areas with Oil Reserves” associated with proven reserves or non-proven reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and are amortised with a charge to income (over the maximum period of the term of the contract regulating these permits) in accordance with the policy described in the “exploration expenditures” section below. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yield positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in Areas with Oil Reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of commercially producible reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of non-proven reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other Exploration Costs” until it is determined whether proven reserves justifying their commercial development have been found. If no proven reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling reserves are found that cannot be classified as proven, their recognition depends on the following:

-	If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (i) the amount of proven reserves found justifies the completion of a productive well if the required investment is made; and (ii) the drilling of additional exploratory wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs are charged to income.

-	In all other circumstances, the existence of reserves that can be classified as proven has to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Lastly, if reserves have been found in stratographic exploratory wells but their classification depends on whether or not a greater investment can be justified, the associated drilling costs remain capitalised until the following conditions are met: (i) the amount of proven reserves found justifies the completion of a productive well; and (ii) the drilling of additional stratographic exploratory wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the costs relating to the exploratory wells are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to the heading “Investments in Areas with Reserves”.

iv.	Development expenditure incurred in lifting proven reserves and in processing and storing oil and gas (including intangible costs incurred in drilling relating to productive wells and dry wells under development, wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under the heading “Investments in Areas with Reserves”.

v.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised in the consolidated balance sheet, with a charge to the heading “Non-Current Provisions for Contingencies and Expenses”.

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proven reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proven reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to non-proven reserves are assessed at least once a year, or more frequently if there is any indication that they might have become impaired and, in the event of an impairment, the related loss is recognised with a charge to the profit for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the year as a proportion of the proven reserves of the field at the beginning of the depreciation period.

At each balance sheet date or whenever there are indications that the assets might have become impaired, the discounted future cash flows from proven and non-proven reserves (affected in the latter case by a risk factor) in each of the Group’s fields with their carrying amount. Any provision or reversal arising as a result of this comparison is recognised under the headings “Other Expenses” or “Other Income”, as appropriate, in the consolidated income statement (see Notes 3.9, 7, 14 and 27).

d)	Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimise environmental impact and to protect and improve the environment, are identified on the basis of the nature of the business activities carried on by the Group, based on technical criteria in the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recognised in the consolidated balance sheet together with the other items composing the property, plant and equipment, and are classified by type.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 3.4.a to 3.4.c.

Note 39 on environmental information includes a breakdown of the environmental assets.

3.5)	Investment property

Repsol YPF recognises as investment property the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation. These assets are not used in the Group’s business activities and are for own use.

Investment property is initially recognised at cost of acquisition, which includes the acquisition price or production cost plus the directly attributable costs incurred. It is subsequently measured at cost of acquisition less any accumulated depreciation and any accumulated impairment losses.

The land included under this heading is considered to be an asset with an indefinite useful life and, as such, is not depreciated, although it is tested for impairment annually. The other items classified as investment property are depreciated on a straight-line basis over an average period of between 25 and 50 years.

3.6)	Goodwill

This heading relates to the excess of the cost of acquisition of investees over the Group’s interest in the fair value of their identifiable assets, liabilities and contingent liabilities that are recognised separately at the date of acquisition (see Note 9). Goodwill is subsequently measured at cost less any accumulated impairment losses.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognised.

Any deficiency of the cost of investments in investees below the net fair value of the related assets, liabilities and contingent liabilities at the date of acquisition, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the deficiency continues to exist, it is recognised as income under the heading “Other Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS 3, is subsequently measured at cost less any accumulated impairment losses. The Group performs an impairment test once a year or more frequently if there are indications that the goodwill might have become impaired. To perform this test, the goodwill is allocated among the cash-generating units that benefit from the synergies of a business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows from each unit. If the recoverable amount of a cash-generating unit is lower than that of the discounted future cash flows, a loss is recognised with a charge to the profit for the year en which it arises. An impairment loss recognised for goodwill must not be reversed in a subsequent period.

3.7)	Other intangible assets

The other intangible assets are non-monetary assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal right. Only assets whose cost can be measured reliably and from which the Group considers it probable that future economic benefits will be generated are recognised.

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in Note 3.7.d). This cost is amortised systematically over the useful life of the asset on the basis of the pattern in which the asset’s future economic benefits are expected to be consumed, as described below. The Group recognises any impairment loss on the carrying amount of the intangible assets under the heading “Other Expenses” in the consolidated income statement. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

Trademarks and similar intangible assets generated internally by the Group are not recognised as assets and the expenses incurred are allocated to income as incurred.

Repsol YPF recognises research and development expenditure as a period expense.

The main intangible assets of the Repsol YPF Group are as follows:

a)	Leasehold assignment, surface and usufruct rights

This account includes the following:

i.	Costs relating to contracts for the purchase of service station management rights and of the usufruct and service rights related to these assets. These costs are amortised over the related contract terms, which range from 9 to 50 years.

ii.	Exclusive rights to use gas transmission pipelines. These rights are amortised over the term of the related right (currently 25 years).

b)	Reflagging rights and rights of publicity

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortised on a straight-line basis over the related contract term.

c)	Exclusive supply contracts

This accounts relates to the costs arising from exclusive supply contracts entered into with service station owners, distributors and direct consumers, which are amortised on a straight-line basis over the term of the contract (the average term is currently five years).

d)	Emission allowances

Emission allowances are initially recognised at fair value and are subsequently measured at cost. Emission allowances received from the government for no consideration are classified as government grants and, therefore, when they are assigned, deferred income is recognised for the same amount as that of the emission allowances recognised.

As the emissions are made, the Group recognises a provision on the basis of the tonnes of CO2 emissions, which is measured as follows: (i) the emission allowances assigned for no consideration, at the original prices; (ii) the emission allowances purchased in the market to cover emissions made in excess of the allowances assigned for no consideration, at the average purchases price, and (iii) emissions made in the period not covered at year-end, at the price prevailing at that date.

The deferred income recognised for the emission allowances received for no consideration are taken to income systematically as the CO2 emissions covered by them are made and the related provision is recognised and, therefore, these subsidised rights do not have any effect on the consolidated income statement.

e)	Other

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over their useful lives; in the case of the administrative concessions over the term of the related concession and in the case of the other assets over a period of between four and ten years.

3.8)	Assets classified as held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. The sale should be expected to be completed within one year from the date of classification.

These assets are presented at the lower of carrying amount and fair value less costs to sell.

3.9)	Impairment losses on property, plant and equipment and intangible assets

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the market risks relating to the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognised as an expense under the heading “Other Expenses” in the consolidated income statement.

The basis for depreciation or amortisation will be the carrying amount of the assets, deemed to be the gross cost thereof less any accumulated impairment losses.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised under the heading “Other Income” in the consolidated income statement.

3.10)	Current and non-current financial assets

The financial assets held by the Group companies are classified as follows: (i) financial assets classified as at fair value through profit or loss; (ii) loans and receivables; (iii) held-to-maturity investments; and (iv) available-for-sale financial assets. The assets are classified on the basis of the purpose for which they were acquired. The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date.

a)	Financial assets classified as at fair value through profit or loss

This category has in turn two sub-categories: (i) held-for-trading financial assets; and (ii) financial assets initially classified as at fair value through profit or loss. A financial asset is classified as at fair value through profit or loss if it is acquired principally for the purpose of selling it at short term or if it is designated as such. Financial derivatives are classified as held for trading unless they are designated at hedging instruments. The assets in this category are classified as current both if they are held for trading and if they are expected to be realised in the 12 months following the balance sheet date.

b)	Loans and receivables

Loans and receivables are financial assets other than derivatives with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without any intention of negotiating the account receivable. They are included in current assets, unless they mature within more than 12 months from the balance sheet date, in which case they are classified as non-current assets.

c)	Held-to-maturity investments

Held-to-maturity investments are financial assets other than derivative instruments with fixed or determinable payments and fixed maturity that the

Group has the positive intention and ability to hold from the date of purchase to the date of maturity. They are included in current assets, unless they mature within more than 12 months from the balance sheet date, in which case they are classified as non-current assets. They do not include loans and accounts receivable originated by the company, which are classified as loans and receivables.

d)	Available-for-sale financial assets

Available-for-sale financial assets are financial assets other than derivative instruments that have either been classified in this category or have not been classified in any other financial asset category. They are included in non-current financial assets unless it is intended to dispose of them within 12 months from the balance sheet date.

Held-for-trading financial assets, financial assets classified as at fair value through profit or loss and available-for-sale financial assets are measured at fair value at subsequent measurement dates. In the case of held-for-trading financial assets and financial assets classified as at fair value through profit or loss, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of available-for-sale investments, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the net profit or loss for the year.

In the case of equity instruments classified as available for sale, impairment losses recognised in the profit or loss for the year may not be reversed through the related account.

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”). If this market price cannot be determined objectively and reliably for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or of the discounted present value of all the future cash flows (collections or payments), applying a market interest rate for similar financial instruments (same term, currency, interest rate and same equivalent risk rating).

Held-to-maturity investments and originated loans and receivables are measured at amortised cost, and the interest income is recognised in profit or loss on the basis of the effective interest rate (IRR). The amortised cost is understood to be the initial cost minus principal repayments, plus or minus the cumulative amortisation of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility. An impairment loss on assets of this nature is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable. The amount of the impairment loss is the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate. The related impairment losses are recognised under the heading “Other Expenses” in the consolidated income statement.

The effective interest rate is the discount rate that exactly matches the net carrying amount of a financial instrument to all its estimated cash flows of all kinds through its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees that, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.

3.11)	Inventories

Inventories acquired for own use are stated at the lower of cost and net realisable value. Cost (basically the annual average cost) comprises direct materials and, where applicable, direct labour costs and the general costs that have been incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

The Group assesses the net realisable value of the inventories at the end of each period and recognises the appropriate loss if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

In the case of refinery products, the costs are allocated to income in proportion to the selling price of the related products (isomargin method).

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These inventories do not represent a significant volume of the Group’s operations (see Note 15).

3.12)	Receivables

Accounts receivable are financial assets, whose measurement and recognition are described in Note 3.10.

3.13)	Cash and cash equivalents

Repsol YPF classifies under the heading “Cash and Cash Equivalents” liquid financial assets such as, for example, cash at hand or at banks, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

3.14)	Equity instruments

The financial instruments classified under this heading are those over which the Group holds an unconditional contractual right that enables it to avoid the obligation of making any disbursement in the form of cash or another financial instrument and where the contract represents, in substance, a residual interest in the net assets of the issuer after deducting all its liabilities.

Ordinary shares are classified as equity. Preference shares are classified as financial liabilities (see Note 3.16).

3.15)	Earnings per share

Basic earnings per share are calculated by dividing net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies (see Note 16.1).

3.16)	Financial liabilities

Financial liabilities are initially recognised at fair value less the transaction costs incurred. Since the Group does not have any held-for-trading financial liabilities, except for derivative financial instruments, after initial recognition, financial liabilities are measured at amortised cost. Any difference between the financing received (net of transaction costs) and repayment value is recognised in the consolidated income statement over the life of the debt instrument in question, using the effective interest rate method.

Financial liabilities are classified as non-current financial liabilities when the Group holds an unconditional contractual right to settle the liability within more than 12 months from the balance sheet date. Otherwise, they are classified as current items.

Preference shares, the terms and conditions of which are detailed in Note 18 are classified separately in this liability category in the consolidated balance sheet and are initially recognised at fair value net of issue costs and are subsequently measured at amortised cost.

3.17)	Provisions

The Group draws a distinction between:

-	Provisions: present obligations, either legal or assumed by the Group, arising from past events the settlement of which is expected to give rise to an outflow of economic benefits the amount and timing of which are uncertain; and

-	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 37).

This heading includes the pension and similar obligations assumed described in Note 3.18. It also includes other provisions for contingencies and expenses, such as those of environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount, and collateral and other similar guarantees provided by the Company. These provisions are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated.

It also includes the provisions for medium- and long- term incentives and the long-service bonus described in Note 32. Some of these incentive plans are tied to the market price of Repsol YPF shares and are cash-settled share-based payments, as described in Note 3.25 (Share-based Payment).

This heading also includes the provision for emission allowances consumed as a result of CO2 emissions made during the year (see Note 3.7 d).

3.18)	Provisions for pensions and similar obligations

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees in Spain, which conform to the Pension Plans and Funds Law. The main features of these plans are as follows:

i.	They are mixed plans to cover retirement, disability and death of the participants.

ii.	The sponsor (Repsol YPF) undertakes to make monthly contributions of certain percentages of serving employees’ salaries to external pension funds.

YPF also has a defined contribution pension plan for the employees of its main companies (YPF, OPESSA and Repsol YPF Gas), in which the company contributes basically the same amount as the participant up to a stipulated ceiling. In view of the economic impact of the economic crisis in Argentina at the end of 2001 on the funds managed by retirement insurance companies, YPF discontinued its contributions to these companies, although it continued to make withholdings from employees, making the appropriate contributions and depositing, for precautionary purposes, the funds in company accounts. The previous pension plan management vehicles were abandoned and a decision was made to create, as the best solution, a trust for the contributions made by the company and an ordinary mutual fund for the contributions from the employees. This fund is registered with the Argentine National Securities Commission.

Also, the Gas Natural Group has defined contribution pension plans for certain employees.

The annual cost of these plans is recognised under the heading “Staff Costs” in the consolidated income statement.

b)	Defined benefit plans

Under IAS 19 (Employee Benefits), accounting by the entity of defined benefit plans involves the following steps: (i) using actuarial techniques to make a reliable estimate of the amount of benefit that employees have earned in return for their service in the current and prior periods; (ii) discounting that benefit in order to determine the present value of the defined benefit obligation and the current service cost; (iii) determining the fair value of any plan assets; (iv) determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that will be recognised; (v) where a plan has been introduced or changed, determining the resulting past service cost; and, lastly, (vi) where a plan has been curtailed or settled, determining the resulting gain or loss.

The amount recognised as a defined benefit liability will be the net total of the following amounts: (i) the present value of the defined benefit obligation; (ii) plus any actuarial gains (less any actuarial losses) not recognised; (iii) minus any past service cost not yet recognised; (iv) minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly.

Post-employment benefits are recognised in the consolidated income statement in accordance with the amended IAS 19 as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under the heading “Staff Costs”.

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement).

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself.

Under IAS 19, the Company must recognise termination benefits as an expense when it is demonstrably committed to i) terminate the employment of an employee or group of employees before the normal retirement date, or (ii) provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

The Group recognises provisions for these benefits as the related rights vest. These amounts are recognised under the heading “Provisions for Contingencies and Expenses” in the accompanying consolidated balance sheets. The plan assets are kept separate from the Group’s assets and are managed by third parties.

3.19)	Grants and deferred income

a)	Grants related to assets

These grants related to assets relate mainly to nonrefundable grants measured at the amount granted or nominal value or at the fair value of the assets delivered, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received. These grants are allocated to income on a straight-line basis over the useful life of the assets whose costs they are financing. In the financial statements of Repsol YPF the amounts of the assets and of the grants received are presented separately on the asset and liability sides, respectively, of the balance sheet.

b)	Grants related to income

These are grants that become receivable by the Group as compensation for expenses or losses already incurred and are recognised as income for the period in which it becomes receivable.

c)	Deferred income

This item includes basically income from the assignment of gas transmission pipeline usage rights, the income relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. This income is credited to income on a straight-line basis over the depreciation period of the related non-current assets, which ranges from 20 to 50 years.

This heading also includes the deferred income relating to CO2 emission allowances assigned for no consideration under the national assignment plan (see Note 3.7.d).

3.20)	Operating and finance leases

Leases are classified as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee, whereas they are classified as operating leases when title to the leased asset and substantially all the risks and rewards of ownership of the asset are retained by the lessor.

a)	Operating leases

When the Group companies act as the lessor, they present the acquisition cost of the leased asset under the heading “Property, Plant and Equipment”. These assets are depreciated using a policy consistent with the lessor’s normal depreciation policy for similar items that are owned and lease income is recognised under the heading “Other Income” in the income statements as incurred.

When the Group companies act as the lessee, lease costs are recognised under the heading “Other Expenses” in the income statement on a straight-line basis as incurred.

b)	Finance leases in which the Group is the lessee

When the consolidated companies act as the lessee in finance leases, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which will be the lower of the fair value of the leased asset or the aggregate present values of the amounts payable to the lessor plus, where applicable, the price of exercising the purchase option). These assets are depreciated using similar criteria to those applied to the items of property, plant and equipment that are owned or are depreciated over the lease term, whichever is shorter.

The finance costs derived from discounting to present value of the liability recognised are charged to the heading “Finance Costs” in the consolidated income statement so that the expenses remain constant over the term of the leases.

The most significant transactions included under this heading relate to the rights under long-term time-charter agreements, which are measured at the present value of the future payments plus, where appropriate, the purchase option on the asset, and are depreciated on a straight-line basis over the useful life of the related assets (methane tankers), which is currently 20 years. The headings “Other Non-Current Liabilities”, for the amounts payable at over 12 months, and “Trade and Other Payables”, for the amounts maturing at under 12 months, on the liability side of the consolidated balance sheet include the discounted amount of the lease payments payable plus the purchases options.

3.21)	Trade and other payables

Trade and other payables are financial liabilities which do not explicitly bear interest and which are recognised at their face value.

3.22)	Income tax

Repsol YPF and the other Group companies recognise in the income statement for the year the accrued tax on their income, which is calculated taking into account the differences between the timing of recognition for accounting purposes and tax purposes of the transactions and other events in the current year recognised in the financial statements, hiving rise to temporary differences and, therefore, to the recognition of certain deferred tax assets and liabilities in the balance sheet. These amounts are recognised by applying to the temporary differences the tax rate that is expected to apply in the period when the asset is realised or the liability is settled.

Temporary differences are:

-	Timing differences between the accounting profit and the taxable profit that arise in the year and reverse in subsequent periods.

-	Differences arising as a result of an event that does not affect the profit but that mean that the carrying amount of an asset or liability differs from its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill, goodwill for which amortisation is not deductible for tax purposes or the initial recognition (except in the case of a business combination) of other assets and liabilities in a transaction that affects neither accounting profit nor taxable profit.

Deferred tax assets are recognised for temporary differences to the extent that they will reverse in the near future and it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that does not affect the profit for the year. The other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilised.

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable profit for the year (see Note 25).

Also, the heading “Income Tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax assessments.

3.23)	Revenue and expense recognition

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

Sales of goods are recognised when substantially all the risks and rewards have been transferred.

In order to minimise transport costs and optimise the Group’s logistics chain, Repsol YPF carries our oil product swap transactions with other companies in different geographical locations. The related agreements include clauses to adjust through an amount of economic consideration the value of the products swapped on the basis of the technical specifications thereof and the delivery and receiving points for the goods. These transactions are not recognised in the income statement as separate purchases and sales. Similarly, the Group does not recognise as period sales transactions in which as a result of the clauses in the agreements signed the risks inherent to ownership are not transferred to the buyer.

Revenue associated with the rendering of services is also recognised by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably.

Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividend income from investments is recognised when the shareholder’s rights to receive payment have been established.

An expense is recognised in the income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognised simultaneously to the recording of the increase in a liability or the reduction of an asset.

An expense is recognised immediately when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognised when a liability is incurred and no asset is recognised, as in the case of a liability relating to a guarantee.

Income and expenses from a single transaction are recognised simultaneously in the income statement.

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both expenses and income the excise and similar taxes oil and gas production and/or sales. This gave rise to increases in expenses of EUR 5,636 million and EUR 5,533 million in 2005 and 2004, respectively, which were recognised under the heading “Other Expenses”, and to increases in income of similar amounts, which were recognised under the heading “Sales” in the accompanying consolidated income statement.

Transactions between Repsol YPF Group companies are carried out on an arm’s length basis. These transactions give rise to income, expenses and profits which are eliminated on consolidation.

Work relating to water management, atmospheric protection, waste management, remediation of soil and subsoil water and the development of environmental management systems are deemed to be environmental expenses and they are recognised for accounting purposes in accordance with the criteria indicated above.

3.24)	Financial derivatives

The Group’s activities are exposed to financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. Therefore, the Group arranges derivatives to hedge these risks, although these instruments do not always qualify for hedge accounting in conformity with IAS 39.

The derivatives are initially recognised at fair value at the contract date and are subsequently measured at fair value through profit or loss, unless they are subject to hedge accounting. The gain or loss arising from each measurement will therefore depend on whether or not the derivative has been designated as a hedging instrument and, where applicable, on the nature of the risk inherent to the hedged item. The Group designates certain derivatives as: 1) fair value hedges of recognised assets or liabilities or of firm commitments; 2) cash flow hedges of recognised assets and liabilities or of highly probable forecast transactions; and 3) hedges of a net investment in a foreign operation.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

The Group documents at the inception of the transaction the hedging relationship between the hedging instrument and the hedged items, and the risk management objective and strategy for undertaking the hedge. The Group also documents their assessment, both at the inception of the hedge and subsequently, in relation to whether the derivatives are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows attributable to the hedged items.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

The fair values of the derivatives used as hedging instruments are disclosed in Note 38.

a)	Fair value hedges

The fair value of derivatives that are designated and effective as fair value hedges is recognised in the income statement, together with any change in fair value of the hedged items.

b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and effective as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

The cumulative gains or losses recognised in equity is transferred to net profit or loss for the year.

c)	Hedges of net investments in a foreign operation

Hedges of net investments in a foreign operation hedge exposure to foreign exchange rate changes in relation to investments in the net assets of foreign operations. They are accounted for in a similar way to cash flow hedges: any gain or loss due to a change in the effective portion of the fair value is recognised in equity; any gain or loss relating to the ineffective portion is recognised immediately in the income statement. Cumulative gains and losses recognised in equity are recognised in the income statement when the foreign operation is sold or disposed of in any other way.

The Group finances its activities in the same functional currency as that in which its foreign investments are denominated in order to reduce foreign exchange risk. This is achieved either by arranging borrowings in the related currency or by carrying out currency swaps.

In forward exchange transactions, the premiums or discounts representing the difference between the forward rate and the spot rate on the date the contract is assigned, and the interest on mixed currency and interest rate swaps are recognised as finance income and expenses over the contract term. At each balance sheet date these contracts are measured at their fair value at that date, and the resulting exchange differences are classified under the heading “Finance Costs” in the consolidated income statement, except for those arising in transactions aimed at financing investments in investees whose functional currency is the same as that of the contract, in which case they are added to or deducted from equity.

Certain derivative financial instruments such as mixed exchange rate and interest rate swaps, because of their nature, have an interest rate component which, together with the exchange rate component, make up their total fair value. The hedges of net investments defined by Repsol YPF with mixed exchange rate and interest rate swaps are forward foreign exchange hedges and, therefore, the total change in the fair value of these instruments at the balance sheet date is recognised in equity.

d)	Derivatives not designated as hedging instruments

Certain financial instruments are not designated as hedges. Changes in the fair value of these instruments are recognised immediately in the income statement.

3.25)	Share-based payment

The Group makes cash-settled share-based payments to certain employees. The rights of the beneficiaries not yet exercised are measured at market value and the amount is allocated to income on a straight-line basis on the basis of the term remaining until the end of the plan.

3.26)	Methodology for estimating fair value

The recoverable amount of assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average cost of capital. The cost of capital is estimated for each specific asset based on the currency in which its cash flows are denominated and the risks associated with the cash flows, including country risk.

The cash flows from the exploration and production assets is generally projected for a period exceeding five years and the projected period covers the economically productive useful of the oil and gas fields and is limited, for the proven reserves, by the contractual expiry of the operating permits or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future costs that will have to be incurred in relation to undeveloped oil and gas reserves, production costs, field decline rates, market demand and supply, contractual conditions and other factors. The non-proven reserves are weighted with risk factors based on the Swanson rule, which entails weightings of 70% and 30% for the probable and possible reserves, respectively.

The benchmark prices considered are based on a combination of future market prices for the first three years and, subsequently, on standard long-term projections supported by the average historical prices obtained from a considerable number of years.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations considered in the specific strategic plans of each business. The cash flow projection period used in the assessment is five years, and in the sixth year a cash inflow equal to the perpetual return on the result from operations obtained in the fifth year is assumed. When there are investments in the last few years of the assessment period, the perpetual return is adjusted to take into account the cash flow generation effect in subsequent years as a result of these investments.

The fair value of financial derivatives was estimated by discounting the future cash flows associated therewith using the interest and exchange rates prevailing at the balance sheet date and including spreads based on the credit risk conditions of each instrument. For certain derivative instruments, the market value facilitated by the financial institutions with which the transactions are arranged are also used as reference.

(4)	FINANCIAL RISK MANAGEMENT AND DEFINITION OF HEDGES

The Group’s business activities expose it to various types of financial risk:

-	market risk, as a result of the volatility of the price of oil, natural gas and their derivatives, exchange rates and interest rates;

-	credit risk, associated with financial contracts and commercial activities; and

-	liquidity (or solvency) risk, to the extent that the Group could encounter difficulties in obtaining the funds required to meet its obligations.

Repsol YPF has an organisation and systems that enable it to identify, measure and control the financial risks to which the Group is exposed, and it uses various financial instruments as hedges, in accordance with corporate guidelines common to the whole Group. These financial instruments are arranged on a centralised basis and are subject to specific controls.

Foreign exchange risk

Results of operations are exposed to changes in exchange rates, mainly in the US dollar/euro exchange rate, since most of the Group’s income and a portion of its expenses are denominated in or indexed to the US dollar. In order to protect its financial strength from exchange rate changes, Repsol YPF obtains financing predominantly in US dollars, either directly or by using foreign exchange derivatives. The financial instruments used for this purpose are designated as hedges of a net investment in a foreign operation with the US dollar as the functional currency.

Interest rate risk

Repsol YPF occasionally arranges interest rate derivatives to reduce the risk of changes in its borrowing costs or in the market value of its borrowings. These derivatives are generally designated as hedging instruments for accounting purposes.

Price risk

As a result of the Group’s commercial transactions and activities, its results are exposed to risk relating to crude oil and product prices. Repsol YPF occasionally arranges derivatives for these risks in order to reduce the exposure to price risk of the Group’s business units. These derivatives hedge results from the economic standpoint, although they are not always designated as hedges for the purpose of their recognition for accounting purposes.

The derivative instruments used by the Group in order to manage market risk, the purpose of each instrument and the hedges that have been arranged are described in Note 38 (Derivatives Transactions).

Credit risk

The Group’s exposure to credit risk is primarily attributable to operating trade receivables, the amounts of which are reflected in the consolidated balance sheet net of allowances for doubtful debts. The allowances for doubtful receivables are charged to income, as provided for in the Group’s accounting regulations, in the following cases:

-	past-due receivables more than 180 days old

-	receivables from third parties involved in insolvency proceedings

-	receivables from third parties for which a risk analysis indicates that the debtor is unable to pay the related amount.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group does not have a significant concentration of credit risk, with exposure spread over a large number of customers and other counterparties.

Liquidity risk

Repsol YPF applies a prudent policy to protect it against liquidity risk. For this purpose, it maintains a sufficient volume of cash and other liquid financial instruments to be able to settle its debts on their scheduled maturity dates in the next 12 months. Also, the Group has undrawn credit lines totalling EUR 2,699 million.

(5)	ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with generally accepted accounting principles makes it necessary to make assumptions and estimates that affect the amounts of the assets and liabilities recognised, the presentation of contingent assets and liabilities at year-end and the income and expenses recognised during the year. The actual results could differ depending on the estimates made.

Certain accounting estimate are considered critical if a) the nature of the estimates and assumptions is material due to the degree of subjectiveness and the judgments required to account for events subject to major uncertainty or the likelihood of those events changing; and b) the estimates and assumptions have a material impact on the financial position or operations.

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (i) crude oil and natural gas reserves; (ii) impairment testing of goodwill arising from business combinations; (iii) provisions form contingencies and for environmental liabilities; and (iv) the calculation of income tax and deferred tax assets.

Crude oil and gas reserves

Estimating crude oil and gas reserves forms an integral part of the decision-making process in relation to crude oil and gas assets, such as whether to develop or implement secondary recovery techniques. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the impairment of the investments in exploration and production assets.

Repsol YPF prepares its estimates and assumptions in relation to crude oil and gas reserves taking into account the rules and regulations established for the crude oil and gas industry by the U.S. Securities and Exchange Commission (SEC) and the accounting principles established by the U.S. Financial Accounting Standards Board (FASB).

The estimate of proven reserves is subject to future revisions, based on new information available, for example, on the development, drilling or production activities, price changes, terms of contracts or development plans.

The volumes produced and the cost of the assets are known, and the proven reserves are very likely to be recovered and are based on estimates subject to a degree of variability. The impact on depreciation of changes in estimated proven reserves is treated prospectively, and the residual carrying amount of the assets is depreciated on the basis of the projected future production. In 2005 and 2004 Repsol YPF recognised non-current asset depreciation relating to oil and gas reserves amounting to EUR 1,322 million and EUR 1,194 million, respectively. If the estimate of proven reserves is revised downwards, the net profit could adversely affected in the future by a higher depreciation charge.

On occasions, Repsol YPF recognises impairment losses for exploration and production assets as a result, among other factors, of adverse changes in estimated recoverable reserves in the crude oil and gas fields, and of changes in the economic or regulatory situation in certain countries. In 2004 Repsol YPF reversed EUR 120 million of provisions that it had recognised in relation to the write-down of non-current assets, due to the economic recovery of the value of the assets associated with oil and gas reserves for which impairment losses had been recognised. In 2005 the Group recognised a net impairment loss on these assets amounting to EUR 74 million (see Note 14).

Therefore, Repsol YPF has to make reasonable estimates and assumptions concerning: (i) the production profile of its crude oil fields; (ii) future investments and their depreciation, taxation and extraction costs; (iii) whether or not the risk factors for the non-proven reserves are in line with the Swanson rule, which provides for risk factors of 70% and 30% for probable and possible reserves respectively; and (iv) the market value of the reserves.

In January 2006 the Group announced a downward adjustment of its proven reserves (see Note 14).

Impairment test for goodwill

Each year the Group assesses whether the goodwill has become impaired, as indicated in Note 3.6. The recoverable amounts of cash-generating units were determined on the basis of their value in use. In assessing value in use, the Group has to estimate the future cash flows expected to be obtained from the cash-generating units, and a discount rate suitable for calculating the present value of these cash flows. In 2005 an impairment loss of EUR 5.5 million was recognised on the goodwill relating to the Manguinhos oil refinery. The goodwill at 31 December 2005, amounted to EUR 3,773 million.

Provisions for litigation and other contingencies

The final cost of settling claims and lawsuits could vary due to estimates based on differing interpretations of the rules, opinions and final assessments of the amount of the damages. Therefore, any change in circumstances relating to contingencies of this nature could have a material effect on the amount of the provision for contingencies recognised.

Environmental liabilities

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations, could have, as a consequence, a significant effect on the provisions recognised for these costs. The provision for environmental liabilities is reviewed annually. At 31 December 2005 and 2004, the provisions for environmental liabilities amounted to EUR 244 million and EUR 101 million, respectively.

Calculation of income tax and deferred tax assets

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realisation of deferred tax assets and the timing of income tax payments. Actual collections and payments may differ materially from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting the Company’s income tax balances.

(6)	NEW STANDARDS ISSUED

Following is a description of the Standards (IFRSs and IASs) and Interpretations (IFRICs) and amendments thereto which, although they had been issued, had still not come into force when these consolidated financial statements were prepared:

-	IFRS 6 (Exploration for and Evaluation of Mineral Resources), adopted by Regulation (EC) no. 1910/2005 of 8 November 2005. This Standard permits en entity to continue to use the accounting policies applied immediately before adopting the IFRS for the recognition and measurement of exploration and evaluation assets. In addition, it requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. In these or similar circumstances, impairment is recognised in accordance with IAS 36, although IFRS 6 permits a greater degree of flexibility regarding the level at which the impairment must be analysed. This IFRS applies to annual periods beginning on or after 1 January 2006, although earlier application is encouraged

-	IFRIC 4 (Determining Whether an Arrangement Contains a Lease), adopted by Regulation (EC) no. 1910/2005 of 8 November 2005, which applies to annual periods beginning on or after 1 January 2006; earlier application is encouraged.

-	IFRIC 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds), adopted by Regulation (EC) no. 1910/2005 of 8 November 2005. This Interpretation deals with how contributors should account for interests in funds established to pay for decommissioning, restoration and environmental rehabilitation costs and when contributors have an obligation to make additional contributions. This IFRIC applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

-	Amendment to IAS 39 (The Fair Value Option), adopted by Regulation (EC) no. 1864/2005 of 15 November 2005. This amendment permits the irrevocable designation, at the date of acquisition or issue, only of a financial instruments that meets certain conditions as one to be measured at fair value, with changes in fair value recognised in profit or loss. This Standard applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

-	Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, adopted Regulation (EC) no. 2106/2005 of 21 December de 2005. This amendment makes it possible to classify foreign exchange risk in a highly probable forecast intragroup transaction as a hedged item in a cash flow hedge in the consolidated financial statements, provided that it has certain characteristics. This Standard applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

-	NIIF 7 (Financial Instruments: Disclosures), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. This IFRS groups together all the disclosure requirements in a single Standard. The Standard also requires additional disclosures on the scope of the entity’s exposure to risks arising from financial instruments and a description of the entity’s objectives, policies and procedures for managing them. IFRS 7 applies to annual periods beginning on or after 1 January 2007, and earlier application is encouraged.

-	IFRIC 6 (Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. This IFRIC applies to annual periods beginning on or after 1 December 2005, and earlier application is encouraged.

-	Amendments to IAS 1 (Presentation of Financial Statements – Capital Disclosures), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. New capital disclosure obligations are introduced. This amendment to IAS 1 applies to annual periods beginning on or after 1 January 2007, and earlier application is encouraged.

-	Amendments to IFRS 4 and IAS 39 (Financial Guarantee Contracts), adopted by Regulation (EC) no. 108/2006 of 11 January 2006. These amendments change the scope of IAS 39 to include financial guarantee contracts issued. The amendments apply to annual periods beginning on or after 1 January 2006, although earlier application is encouraged.

-	IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies). This Interpretation of IAS clarifies how comparative figures in the financial statements should be restated when the entity identifies the existence the existence of hyperinflation in the economy of its functional currency. This IFRIC applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

-	IFRIC 8 (Scope of IFRS 2). This Interpretation clarifies that IFRS 2 also applies to share-based payments in which the entity appears not to receive anything or receives insufficient goods and/or services in exchange. This IFRIC applies to annual periods beginning on or after 1 May 2006, although earlier application is encouraged.

-	Amendment to IAS 21 (Net Investment in a Foreign Operation). This amendment extends to any foreign currency the possibility of including currency fluctuations in the net investment in a foreign operation. This amendment applies to annual periods beginning on or after 1 January 2006, and earlier application is encouraged.

The Group decided not to apply early these Standards and Interpretations, except for IFRS 6 (see Note 3.4.c), which was applied from the date of transition (1 January 2004). The impact that the Standards and Interpretations not applied early will have on the consolidated financial statements of the Repsol YPF Group is currently being assessed.

(7)	PROPERTY, PLANT AND EQUIPMENT

The detail of the heading “Property, Plant and Equipment” and of the related accumulated depreciation and accumulated impairment losses at 31 December 2005 and 2004, and of the changes therein is as follows:

	Millions of Euros
	Land, Buildings and Other Structures	Machinery and Plant	Investments in Areas with Reserves	Other Exploration Costs	Transport Equipment	Other Items of Property, Plant and Equipment	In the Course of Construction	Total
COST
Balance at 1 January 2004	1,959	14,510	24,246	503	929	1,110	870	44,127
Additions (1)	24	419	892	141	7	235	674	2,392
Disposals or derecognitions	(12)	(65)	(31)	(30)	(2)	(25)	(4)	(169)
Translation differences	(36)	(295)	(1,722)	(10)	(44)	(23)	(11)	(2,141)
Change in the scope of consolidation (2)	252	1,041	(11)	—	22	99	—	1,403
Reclassifications and other changes (3)	2	20	440	(34)	380	(84)	(366)	358

Balance at 31 December 2004	2,189	15,630	23,814	570	1,292	1,312	1,163	45,970
Additions (1)	119	465	1,554	131	12	305	587	3,173
Disposals or derecognitions (4)	(12)	(195)	(416)	(45)	(5)	(79)	(6)	(758)
Translation differences	142	663	3,399	25	87	74	75	4,465
Change in the scope of consolidation (2)	38	153	—	—	4	70	39	304
Reclassifications and other changes (3)	(49)	660	368	(15)	15	(91)	(566)	320

Balance at 31 December 2005	2,426	17,376	28,719	666	1,405	1,591	1,291	53,474

ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at 1 January 2004	(561)	(8,444)	(13,459)	(397)	(439)	(753)	—	(24,053)
Depreciation charge for the year	(35)	(721)	(1,194)	(144)	(33)	(82)	—	(2,209)
Disposals or derecognitions	3	58	—	44	2	19	—	126
Impairment losses (recognised)/reversed (5)	(18)	—	120	—	—	—	—	102
Translation differences	15	167	1,011	9	30	11	—	1,243
Change in the scope of consolidation (2)	(142)	(627)	1	—	(7)	(40)	—	(815)
Reclassifications and other changes (3)	—	302	(358)	16	(4)	(17)	—	(61)

Balance at 31 December 2004	(738)	(9,265)	(13,879)	(472)	(451)	(862)	—	(25,667)
Depreciation charge for the year	(54)	(780)	(1,322)	(52)	(46)	(74)	—	(2,328)
Disposals or derecognitions (4)	3	124	335	49	5	22	—	538
Impairment losses (recognised)/reversed (5)	(20)	—	(74)	—	—	—	—	(94)
Translation differences	(43)	(358)	(1,961)	(14)	(58)	(31)	—	(2,465)
Change in the scope of consolidation (2)	(25)	(83)	—	—	(3)	(62)	—	(173)
Reclassifications and other changes (3)	2	87	(41)	—	(8)	(21)	—	19

Balance at 31 December 2005	(875)	(10,275)	(16,942)	(489)	(561)	(1,028)	—	(30,170)

Carrying amount at 31 December 2005 (6)	1,551	7,101	11,777	177	844	563	1,291	23,304

(1)	The main additions in 2004 to the account “Investments in Areas with Reserves” were made in Argentina (EUR 577 million), in the rest of Latin America (EUR 262 million) and in North Africa and the Middle East (EUR 51 million).

In 2005 the main additions to this account related to Argentina (EUR 738 million), to the rest of Latin America (EUR 745 million) and to North Africa and the Middle East (EUR 60 million).

(2)	In 2004 this account included increases due to companies acquired in 2004 that started to be fully consolidated. Repsol Combustiveis, S.A., Repsol Betumes Comercializaçao e Distribuçao de Productos Petrolíferos, S.A., Repsol Abastecimientos e Serviçios a Aviaçao, S.A. and Repsol Company of Portugal Ltd gave rise to increases of EUR 257 million in cost and of EUR 170 million in accumulated depreciation. Repsol Lusitania, S.L. and Repsol Polímeros LDA gave rise, at the acquisition date, increases in cost and accumulated depreciation of EUR 618 million and EUR 447 million, respectively.

It also included increases of EUR 275 million and EUR 83 million in costs and accumulated depreciation, respectively, as a result of the acquisition of an additional investment in Gas Natural SDG, S.A. in 2004. It also included increases of EUR 215 million in cost and of EUR 61 million in accumulated depreciation as a result of the acquisition of investments in various companies by Gas Natural (mainly the Nettis, Brancato and Smedigas Groups).

Lastly, this account also included reductions of EUR 11 million and EUR 11 million in cost and of EUR 6 million and EUR 1 million in accumulated depreciation as a result of the disposal in 2004 of Global Companies Llc and YPF Jambi Merang, respectively.

In 2005 it includes increases as a result of the acquisition of all the shares of Repsol Butano Portugal RB, S.A. (formerly SHELL Gas L.P.G., S.A.) and of the Dersa Subgroup by Gas Natural, which started to be fully consolidated, of EUR 102 million and EUR 60 million, respectively, in cost and of EUR 83 million and EUR 6 million, respectively, in accumulated depreciation. The account also includes the acquisition of 51% ownership interests in Termobarrancas (increase of EUR 3 million in cost) and Energy Infraestructura Butano Asia BV (increases of EUR 5 million and EUR 0.1 million, in cost and accumulated depreciation, respectively).

It also includes the effect, amounting to EUR 37 million on cost and to EUR 29 million on accumulated depreciation, of the change of consolidation method used for Repsol Polivar, Repsol Bronderslev, Solgas and Falk SPA from being accounted for using the equity method to being fully consolidated.

In addition, it includes the effect on cost and accumulated depreciation of proportionately consolidating Asfaltos Españoles S.A., GESPEVESA, Terminales Canarios, TSB and Termogaucha, which had previously been accounted for using the equity method, amounting to EUR 92 million and EUR 49 million, respectively.

(3)	The heading “Transport Equipment” included in 2004 EUR 375 million relating to long-term time-charter agreements for methane vessels used for the transportation of liquefied natural gas.

In 2005 the column “Investments in Areas with Reserves” includes EUR 274 million relating to the provision recognised for field dismantling costs (see Note 20).

(4)	In 2005 the column “Machinery and Plant” includes the derecognition of the administrative concession relating to the dock at the Tarragona refinery.
(5)	In 2004 the column “Investments in Areas with Reserves” included mainly a impairment loss of EUR 47 million recognised for exploration and production assets in Argentina and reversals amounting to EUR 135 million and EUR 18 million in relation to those in Venezuela and Ecuador as a result of comparing the market value or discounted cash flows from proven and non-proven reserves (affected in the latter case by a risk effect) of oil and gas and the carrying amount of the assets associated therewith.

In 2005 this column included, in the same connection, provisions of EUR 85 million, EUR 80 million and EUR 9 million for the exploration and production assets in Venezuela, Argentina and Bolivia, respectively, and reversals of EUR 61 million, EUR 35 million and EUR 4 million as a result of the positive changes in the value of the discounted cash flows from the exploration and production assets in Argentina, Ecuador and Bolivia, respectively (see Note 14).

Also, in 2005 this column included an impairment loss of EUR 7 million on marketing assets in Peru.

(6)	At 31 December 2005 and 2004, the accumulated impairment losses recognised amounted to EUR 724 million and EUR 618 million, respectively.

The balances of non-depreciable assets, i.e. land and property, plant and equipment in the course of construction, amounted to EUR 831 million and EUR 1,291 million, respectively, in 2005. The amounts relating to land are included in “Land, Buildings and Other Structures” in the foregoing table.

The heading “Property, Plant and Equipment” included fully depreciated items amounting to EUR 5,869 million and EUR 6,724 million at 31 December 2005 and 2004, respectively.

Repsol YPF capitalises borrowing costs to the cost of the assets as described in Note 3. In 2005 and 2004 the average borrowing costs were 5.75% and 4.93%, respectively, and EUR 19 million and EUR 17 million, respectively were capitalised in this connection. These amounts were deducted from the balance of the heading “Finance Costs” in the accompanying consolidated income statement.

“Property, Plant and Equipment” includes investments made by the Repsol YPF Group in administrative concessions amounting to EUR 26 million and EUR 79 million at 31 December 2005 and 2004, respectively; these concessions must be returned to the Spanish State in good working order between 2005 and 2050.

In 2005 and 2004 this heading included EUR 645 million and EUR 649 million, respectively, relating the assets held under finance leases. The assets held under finance leases at the end of those years included most notably the methane vessels used for the transportation of L.N.G. amounting to EUR 617 million and EUR 643 million in 2005 and 2004, respectively.

In line with industry practice, Repsol YPF insures its assets and activities worldwide. Among the risks insured is damage to property, plant and equipment, with the consequential interruptions in its business. The Group considers its current level of insurance coverage to be, in general, appropriate for the risks inherent to its business.

(8)	INVESTMENT PROPERTY

The changes in “Investment Property” in 2005 and 2004 were as follows:

	Millions of Euros
	Gross Cost	Accumulated Depreciation and Impairment Losses	Total
Balance at 1 January 2004	68	(13)	55
Reclassifications and other changes	(3)	—	(3)

Balance at 31 December 2004	65	(13)	52

Disposals and derecognitions	(3)	—	(3)
Depreciation charge for the year	—	(1)	(1)
Translation differences	1	—	1
Reclassifications and other changes	5	—	5

Balance at 31 December 2005	68	(14)	54

The market value at 31 December 2005, of the assets included under this heading amounted to EUR 122 million.

The income recognised in 2005 in relation to investment property amounted to EUR 7 million, and the associated operating expenses totalled EUR 0.8 million.

(9)	GOODWILL

The detail of the goodwill by company at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	2005	2004
YPF, S.A.	2,395	2,095
Gas Natural SDG, S.A.	321	321
Refap, S.A.	239	184
Repsol Portuguesa, S.A.	180	203
Repsol Butano Portugal R.B., S.A.	118	—
Empresas Lipigas, S.A.	100	80
EESS de Repsol Comercial P.P.	92	92
Buenergía Gas & Power, Ltd.	44	39
Limagás	44	39
Dersa Group	29	—
Falk SPA	28	—
Nettis Group	24	24
Other companies	159	127

Balance at end of year	3,773	3,204

The changes in 2005 and 2004 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2005	2004
Balance at beginning of year	3,204	2,949

Additions (2)	214	456
Adjustments for deferred taxes (2)	40	—
Changes in the scope of consolidation (3)	29	10
Divestments	(1)	(6)
Translation differences	397	(149)
Write-downs (impairment losses) (4)	(6)	(4)
Reclassifications and other changes (5)	(104)	(52)

Balance at end of year	3,773	3,204

(1)	The main additions in 2005 relate to Repsol Butano Portugal RB, S.A. -formerly Shell Gas L.P.G., S.A. -(EUR 118 million), the Desarrollo de Energías Renovables, S.A. Subgroup (EUR 29 million) and the additional payments made for the acquisition of Repsol Portuguesa, S.A. (EUR 25 million) and Falk SPA (EUR 6 million).

In 2004 they related mainly to Repsol Combustiveis, S.A. (EUR 193 million), Gas Natural SDG (EUR 164 million), Compañía Distribuidora de Gas do Río de Janeiro, S.A. (EUR 33 million) and the Nettis Group (EUR 24 million).

(2)	This heading includes the deferred taxes arising from business combinations recognised in accordance with IAS 12. In 2005 this related mainly to Repsol Portuguesa, S.A. (EUR 20 million).
(3)	Including EUR 19 million of goodwill relating to Falk SPA, a company which at 31 December 2004, had been included under the heading “Investments Accounted for Using the Equity Method”.
(4)	In 2005 this item related to the write-down of the goodwill relating to Refinaria de Petróleos de Manguinhos. In 2004 it related to the write-down of the goodwill relating to Repsol YPF Distribuidora, S.A.
(5)	This account includes, basically, a reduction of EUR 74 million in the goodwill that had been recognised at 31 December 2004, on the acquisition of Repsol Combustiveis. This reduction relates to the recognition in 2005 of intangible assets acquired in the acquisition of this company that were not recognised in 2004, since the purchase price had been allocated only provisionally at 31 December 2004 (see Notes 10 and 31).

It also includes a reduction of EUR 33 million as a result of the allocation in 2005 of a portion of the purchase price of Gas Natural’s investment in CEG and CEG Río, which at 31 December 2004 had been recognised as goodwill and which relates to administrative concessions for the distribution of gas.

The detail of the gross goodwill and accumulated impairment losses at 31 December 2005 and 2004 is as follows.

	Millions of Euros
	2005	2004
Gross goodwill	3,783	3,208
Accumulated impairment losses (1)	(10)	(4)

Net goodwill	3,773	3,204

(1)	Relating to the impairment loss recognised on the goodwill of Refinería de Petroleos de Manguinhos in 2005 and on that of Repsol YPF Distribuidora, S.A. in 2004.

Testing goodwill for impairment

The goodwill is allocated to the Group’s identified cash-generating units based on the business to which they belong. The detail of the goodwill allocation at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	At 31 December 2005			At 31 December 2004
	YPF	Other	TOTAL	YPF	Other	TOTAL
Exploration and production	1,635	57	1,692	1,430	6	1,436
Refining and marketing	654	864	1,518	572	656	1,228
Chemicals	106	—	106	93	—	93
Gas and electricity	—	457	457	—	447	447

TOTAL	2,395	1,378	3,773	2,095	1,109	3,204

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in a key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at 31 December 2005.

(10)	OTHER INTANGIBLE ASSETS

The detail of the intangible assets and the related accumulated amortisation at 31 December 2005 and 2004, and of the changes therein is as follows:

	Millions of Euros
	Leasehold Assignment, Surface and Usufruct Rights			Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Other Intangible Assets	Total
	Service Stations	Gas Pipelines	Other Intangible Assets
COST
Balance at 1 January 2004	415	179	7	—	188	128	389	1,306
Additions (1)	16	—	—	—	6	11	50	83
Disposals or derecognitions	(8)	—	—	—	(2)	—	(21)	(31)
Translation differences	(2)	(15)	—	—	—	—	(8)	(25)
Change in the scope of consolidation	44	25	3	—	—	—	37	109
Reclassifications and other changes (2)	1	1	—	—	(4)	(1)	10	7

Balance at 31 December 2004	466	190	10	—	188	138	457	1,449
Additions (1)	13	1	10	4	7	10	90	135
Disposals or derecognitions	(9)	—	—	—	(4)	(2)	(5)	(20)
Translation differences	8	27	1	—	4	—	43	83
Change in the scope of consolidation	1	—	—	—	—	—	58	59
Reclassifications and other changes (2)	21	18	—	76	1	(1)	135	250

Balance at 31 December 2005	500	236	21	80	196	145	778	1,956

ACCUMULATED AMORTISATION AND IMPAIRMENT LOSSES
Balance at 1 January 2004	(149)	(50)	(2)	—	(127)	(113)	(215)	(656)
Amortisation charge for the year	(20)	(10)	—	—	(10)	(5)	(47)	(92)
Disposals or derecognitions	2	—	—	—	—	—	2	4
Translation differences	1	5	—	—	—	—	6	12
Change in the scope of consolidation	(19)	(7)	(2)	—	—	—	(9)	(37)
Reclassifications and other changes (2)	—	—	—	—	1	—	12	13

Balance at 31 December 2004	(185)	(62)	(4)	—	(136)	(118)	(251)	(756)
Amortisation charge for the year	(28)	(11)	(2)	—	(12)	(7)	(61)	(121)
Disposals or derecognitions	4	—	—	—	3	2	3	12
Impairment losses (recognised)/reversed	(1)	—	—	—	—	—	(1)	(2)
Translation differences	(3)	(9)	—	—	(2)	—	(15)	(29)
Change in the scope of consolidation	—	—	—	—	—	—	(3)	(3)
Reclassifications and other changes (2)	(59)	—	1	—	—	(1)	5	(54)

Balance at 31 December 2005	(272)	(82)	(5)	—	(147)	(124)	(323)	(953)

Carrying amount at 31 December 2005	228	154	16	80	49	21	455	1,003

(1)	The additions in 2005 arose from the direct acquisition of assets amounting to EUR 132 million and from internally generated assets amounting to EUR 3 million.
(2)	In 2005 the column “Emission Allowances” includes EUR 76 million relating to the CO2 emission allowances assigned for no consideration under the national assignment plan. In 2005 the column “Other Intangible Assets” includes EUR 74 million relating to the recognition in 2005 of intangible assets of Repsol Combustiveis, a company acquired in 2004 (see Notes 9 and 31). This column also includes EUR 72 million relating to the allocation of a portion of the purchase price of CEG and CEG Río, acquired in 2004, which was allocated to administrative concessions for the distribution of gas (see Note 9).

At 31 December 2005 and 2004, Repsol YPF die not have any intangible assets with indefinite useful lives

In 2005 the Group received for no consideration emission allowances equal to 11.28 million tonnes of CO2 under the national assignment plan, valued at EUR 76 million. This plan also established the assignment of emission allowances for no consideration for 2006 and 2007 amounting to 11.28 million tonnes and 11.28 million tonnes, respectively.

The Group consumed 11.39 million tonnes of CO2 emission allowances in 2005. At 31 December 2005, the provision recognised in the year with a charge to the profit from continuing operations before finance costs relating to the emissions made by the Group amounted to EUR 79 million (see Note 39). Of this amount, EUR 76 million relate to emission allowances received under the national assignment plan and EUR 3 million relate to purchases of allowances during the year to cover the emissions made. The expense relating to this provision was recognised under the heading “Other Expenses” in the accompanying consolidated income statement. The emission allowances recognised as intangible assets also include EUR 1 million relating to allowances that had been acquired at the balance sheet date but which had not yet been consumed at 31 December 2005.

The profit from continuing operations before finance costs also includes income of EUR 76 million relating to the allocation to income of emission allowances received from no consideration allocated to 2005. This income was classified under the heading “Other Income” in the accompanying consolidated income statement. The Group’s net profit for 2005 from the emission of polluting gases amounted to EUR 2 million.

The research and development expenditure recognised in the consolidated income statement amounted to EUR 63 million in 2005.

The leasehold assignment, surface and usufruct rights, the reflagging costs and rights of publicity, the exclusive supply contracts and the administrative concessions are legal rights title to which is confined to the term of the contracts giving rise to them, as described in Note 3.3.7.

(11)	ASSETS CLASSIFIED AS HELD FOR SALE

At 31 December 2005 and 2004, Repsol YPF had assets classified as held for sale amounting to EUR 1 million and EUR 83 million, respectively.

At 31 December 2004, this account included investments in PBB Polisur, S.A. (28%) and Petroken Petroquímica Ensenada, S.A. (50%), which had been accounted for using the equity method until then and whose sale had been agreed on at the balance sheet date.

At 2004 year-end a loss of EUR 4 million was recognised in connection with the selling price of the investment in Petroken. In 2005 these companies were sold for EUR 124 million, and gains of EUR 35 million were recognised in relation to the disposal of PBB Polisur (see Note 27).

The main balance sheet items classified as assets held for sale at 31 December 2005 and 2004, were as follows:

	Millions of Euros
	2005	2004
Property, plant and equipment	1	1
Equity investments	—	82
Other non-current assets	—	—

Total assets classified as held for sale	1	83

Liabilities associated with assets classified as held for sale	—	—

Total net assets classified as held for sale	1	83

(12)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The most significant investments in associates, which were accounted for using the equity method, at 31 December 2005 and 2004, were as follows:

	Millions of Euros
	2005	2004
Atlantic LNG Company of Trinidad & Tobago	86	60
Compañía Logística de Hidrocarburos CLH, S.A.	74	66
Atlantic LNG 4	44	—
Transierra, S.A.	36	30
Dynasol Elastómeros, S.A. de CV	30	21
Oleoductos del Valle, S.A.	28	25
Oleoducto de Crudos Pesados (OCP), Ltd	25	19
Transportadora de Gas del Perú, S.A.	18	—
Terminales Marítimos Patagónicos, S.A. (Termap)	12	12
Termogaucha - Usina Termelétrica, S.A.	—	24
Terminales Canarios, S.L.	—	11
Falk, s.p.a	—	31
Enagas (1)	—	85
Other companies accounted for using the equity method	46	65

	399	449

(1)	At 31 December 2005, the investment in Enagás was classified as a financial asset held for sale (see Note 13).

Appendix I contains a list of the consolidated Group companies.

The changes in 2005 and 2004 in this heading in the accompanying consolidated balance sheets were as follows:

	Millions of Euros
	2005	2004
Balance at beginning of year	449	479

Additions (1)	39	50
Disposals (2)	(42)	(40)
Changes in the scope of consolidation (3)	(78)	(8)
Result of companies accounted for using the equity method (4)	117	131
Dividends paid	(85)	(42)
Translation differences	35	(27)
Reclassifications and other changes	(36)	(94)

Balance at end of year	399	449

(1)	Including in 2005, inter alia, the contributions to Enirepsa, Atlantic 4, Perú L.N.G. and TGP. In 2004 the additions related to, inter alia, the acquisition of Falk SPA (EUR 30 million) and to the capital increases at Dynasol Elastómeros, S.A. de C.V. (EUR 6 million) and Gestión de Puntos de Venta, S.A. (EUR 5 million).
(2)	In 2005 and 2004 the disposals included EUR 37 million and EUR 40 million, respectively, relating to the sale of investments in Enagás by Gas Natural (see Note 27).
(3)	The changes in 2005 related mainly to the change in the method used to consolidate TSB, Termogaucha, Gespevesa, Repsol Bronderslev and Terminales Canarios.
(4)	In 2005 the most significant results related to Atlantic L.N.G. (EUR 61 million), CLH (EUR 35 million) and Enagás (EUR 9 million). In 2004 they related to Atlantic L.N.G. (EUR 42 million), PBB Polisur (EUR 37 million), CLH (EUR 26 million) and Enagás (EUR 17 million).

The following companies, over whose management the Group has significant influence despite having an ownership interest of less than 20%, were accounted for using the equity method:

Company	% of Ownership
A&C Pipeline Holding	18.00%
Gasoducto Oriental, S.A.	16.66%
Transportadora Sul Brasileira do Gas, S.A.	15.00%
Gasoducto del Pacífico (Argentina) S.A.	10.00%
Transportadora de Gas del Perú, S.A. (TGP)	10.00%
Gas Natural Álava, S.A. (1)	10.00%

(1)	A company in the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The detail of the main aggregates of the Repsol YPF Group’s associates at 31 December 2005 and 2004 (see Appendix I) is as follows:

	Millions of Euros
	2005	2004
Total assets	1,733	1,791
Total equity	356	336

Revenue	721	750
Profit for the period	117	131

(13)	CURRENT AND NON-CURRENT FINANCIAL ASSETS

The detail, by maturity, of the Group’s financial assets at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	2005			2004
	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents	Non-Current Financial Assets	Current Financial Assets	Cash and Cash Equivalents
1.) Financial assets at fair value through profit or loss	223	146	—	319	123	—
2.) Accounts receivable	250	6,752	—	396	5,183	—
3.) Held-to-maturity investments and hedges of a net investment in a foreign operation	1,049	444	2,647	1,233	238	3,328
4.) Available-for-sale financial assets	224	—	—	82	—	—

	1,746	7,342	2,647	2,030	5,544	3,328

The detail of the columns “Current Financial Assets” is as follows:

	Millions of Euros
	2005	2004
Trade and other receivables	6,841	5,277
Current financial assets	501	267

	7,342	5,544

Following is a description of the current and non-current financial assets classified by nature:

13.1)	Financial assets at fair value through profit or loss

The detail of the financial assets classified as at fair value through profit or loss in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Financial derivatives at fair value (1)	157	142
Non-current	100	113
Current	57	29
Derivatives on trading transactions (2)	212	300
Non-current	123	206
Current	89	94

	369	442

(1)	This account includes EUR 100 million in 2005 and EUR 110 million in 2004 designated as hedges as described in Note 38.
(2)	Relating mainly to hedging of the future crude oil sales described in Note 38 amounting to EUR 203 million and EUR 300 million at 31 December 2005 and 2004, respectively.

These assets are classified under the headings “Financial Assets” and “Trade and Other Receivables” in the consolidated balance sheet.

Of the aforementioned financial assets classified as at fair value detailed above at 31 December 2005 and 2004, EUR 57 million and EUR 32 million relate to held-for-trading financial assets, whereas EUR 312 million and EUR 410 million are assets designated as at fair value on initial recognition.

In 2005 the profit from continuing operations before finance costs includes a profit of EUR 14 million due to the measurement at fair value of derivatives on trading transactions. In 2004 no profit or loss was recognised in this connection.

The effect of changes in fair value of financial derivatives is recognised under the heading “Finance Costs” in the consolidated income statement. At 31 December 2005 and 2004, income of EUR 25 million and EUR 20 million, respectively, was recognised in this connection.

13.2)	Current accounts receivable

These include:

	Millions of Euros
	2005	2004
Trade receivables	5,333	4,064
Other receivables	1,794	1,427
(Less: Allowance for doubtful debts) (1)	(375)	(308)

Total (2)	6,752	5,183

(1)	In 2005 and 2004 provisions of EUR 51 million and EUR 62 million, respectively, were recognised in this connection under the heading “Other Expenses” in the consolidated income statement.
(2)	The heading “Trade and Other Receivables” in the accompanying consolidated balance sheet includes, in addition to the “Trade Receivables”, “Other Receivables” and “Allowance for Bad Debts” shown in the foregoing table, EUR 89 million in 2005 and EUR 94 million in 2004 in relation to the derivatives on trading transactions at fair value indicated in Notes 13.1 and 13.3.

13.3)	Held-to-maturity investments and hedges of a net investment in a foreign operation

This account includes two categories: (i) hedging derivatives classified as at fair value; and (ii) financial assets.

The hedges of a net investment in a foreign operation classified as at fair value are as follows:

	Millions of Euros
	2005	2004
Current	186	3
Non-current	436	895

	622	898

The detail of the held-to-maturity investments at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2005	2004	2005	2004
Non-current financial assets	613	338	690	401
Current financial assets	258	235	258	235
Cash equivalents	2,296	2,970	2,296	2,970
Cash on hand and at banks	351	358	351	358

	3,518	3,901	3,595	3,964

The current and non-current financial assets include loans to non-consolidated companies and the portion of loans to consolidated companies not eliminated on consolidation amounting to EUR 417 million and EUR 262 million in 2005 and 2004, respectively. These loans earned average interest at 10.01% and 9.36% in 2005 and 2004, respectively.

Also, the financial assets at the end of 2005 and 2004 include that cash settlements in relation to the swap (see Note 38.2 –Interest Rate Transactions – Interest Rate Swaps) amounting to EUR 265 million and EUR 186 million. These transactions earned average interest at 2.14% and 2.08% in 2005 and 2004, respectively.

The other financial assets, which amount to EUR 2,836 million and EUR 3,453 million at 31 December 2005 and 2004, respectively, relate mainly to placements at banks. The financial assets earned average interest at 2.36% and 2.21% in 2005 and 2004, respectively.

At 31 December 2005 and 2004, the Group had restricted cash and cash equivalents amounting to EUR 6 million and EUR 8 million, respectively.

The non-current held-to-maturity financial assets mature as follows:

	Millions of Euros
Maturity	2005	2004
2007	2	—
2008	2	—
2009	1	—
2010	1	—
Subsequent years	607	338

	613	338

13.4)	Available-for-sale financial assets

These relate mainly to minority interests in certain companies over whose management the Group does not hold any influence.

The most significant amount in 2005 relates to the investment in Enagas owned by Gas Natural, which in 2004 and until 1 October 2005, was accounted for using the equity method and which since then has been classified under this heading. In the period from 1 October to 31 December 2005, disposals amounting to EUR 10 million were made. Based on the market value of the shares of Enagas, S.A. at 31 December 2005 (EUR 15.80 per share) the market value of the investment in Enagas, S.A. is EUR 149 million. The difference between the market value of the investment and the carrying amount using the equity method at 30 September 2005, was recognised as a valuation adjustment under the “Fair Value Adjustment Reserves” (the amounts indicated in this paragraph relate to the Repsol YPF Group’s percentage of ownership of Gas Natural SDG, S.A., which is proportionately consolidated in the consolidated financial statements).

At 31 December 2005, Gas Natural had a 12.79% stake in Enagas.

Under Additional Provision Twenty of Oil and Gas Industry Law 34/1998, of 7 October, amended by Law 62/2003, of 30 December, on tax, administrative, labour and social security measures, no individual or legal entity may hold, either directly or indirectly, more than 5% of the share capital or voting power of Enagas, S.A. Any excess shares of Enagas, S.A. or, where appropriate, the related pre-emptive subscription rights, must be sold within three years from 1 January 2004.

(14)	ASSET IMPAIRMENT

At least once a year or whenever there is any indication that an impairment loss has been suffered, the Repsol YPF Group reviews the carrying amounts of intangible assets, property, plant and equipment and other non-current assets, including goodwill, to determine whether those assets have suffered an impairment loss. These reviews are performed in accordance with the general principles established in Note 3.

In 2005 the net impairment losses recognised in relation to non-current assets amounted to EUR 119 million. These losses relate mainly to exploration and production assets (EUR 74 million) and to the investments in two Brazilian joint ventures, Refinaria de Petróleos Manguinhos, S.A. and Termogaucha (EUR 25 million).

On 26 January 2006, the Group announced a downward adjustment of its proven reserves at 31 December 2005, as a result of a review or previous estimates, by 1,254 million barrels of oil equivalent (BOE). Of these adjustments, (52%), 659 million BOE, relate to Bolivia, 509 million BOE (41%) relate to Argentina and 86 million BOE relate to the rest of the world.

Of the aforementioned EUR 74 million, EUR 37 relate to the downward adjustment of proven reserves described in the preceding paragraph, of which EUR 32 million relate to assets in Argentina and EUR 5 million relate to assets in Bolivia.

This adjustment of reserves did not have any effect on the depreciation and amortisation charge for 2005, as a result of the application of the Group’s accounting policies described in Note 3.4.c.

These consolidated financial statements reflect all the significant effects known at the date of their preparation in relation to the aforementioned adjustment of reserves.

The Audit and Control Committee of Repsol YPF has initiated an independent review of the events and circumstances surrounding this downward adjustment of proven reserves. The directors do not expect any significant effect to arise that might affect the consolidated income statement for 2005.

The other impairment losses on exploration and production assets recognised and reversed in 2005 relate mainly to the following:

•	Repsol YPF recognised an impairment loss of EUR 85 million in relation to Mene Grande (Venezuela), due mainly to the foreseeable change of tax system applicable to operating service contracts.

In the transition to “mixed companies”, companies operating within the framework of operating contracts will foreseeably considered to carry on oil and gas exploration activities for Venezuelan income tax purposes and, therefore, a tax rate of 50% will apply to them.

•	The aforementioned impairment loss was offset by the reversal of the loss recognised on blocks 14 and 16 in Ecuador, which amounted to EUR 35 million, due to the projected increase in future crude oil prices, which will offset the drop in probable and possible reserves disclosed by the most recent studies conducted by the Company.

Also, in 2005 impairment losses were recognised on the Group’s investments in the Brazilian joint ventures Refinaria de Petróleos Manguinhos, S.A. and Termogaucha, S.A. for the following reasons:

•	In the case of Refinaria de Petróleos Manguinhos, the specific price conditions in the internal fuel market in Brazil and the low refining capacity have made refining, the this company’s main business, unviable, although the company is continuing with its marketing operations. The consolidated income statement for 2005 reflects an impairment loss of EUR 15 million to reduce the carrying amount of the assets to their recoverable amount.

•	In the case of Termogaucha, S.A., the project to build the fossil-fuel power plant that constituted its corporate purpose was suspended as a result of the situation regarding supplies from Argentina. Therefore, an impairment loss was recognised on this company’s assets amounting to EUR 10 million.

In 2004 a net reversal of impairment losses on non-current assets amounting to EUR 39 million was recognised, relating mainly to exploration and production assets and to service stations in Brazil.

In relation to the exploration and production assets, the consolidated income statement for 2004 included reversals of EUR 167 million and impairment losses amounting to EUR 47 million, relating mainly to the following:

•	Repsol YPF reversed impairment losses of EUR 135 million relating to Mene Grande (Venezuela) due mainly to the high crude oil prices and to the inclusion of 7.5 million barrels in the category of proven reserves in 2004.

•	At CAM 2A SUR (Argentina), impairment losses totalling 24 million were recognised as a result of the downward adjustment of net proven reserves by 5.9 million barrels of oil equivalent as a result of the worse-than-expected yield of the field and of poor drilling results.

•	At Río Negro Norte (Argentina), an impairment loss of EUR 13 million was recognised as a result of the downward adjustment of proven reserves by 4.1 million barrels of oil equivalent.

Also, in 2004, as a result of the performance of the Brazilian market, an impairment loss of EUR 58 million was recognised in relation to the service station business in Brazil.

(15)	INVENTORIES

The detail of the heading “Inventories” at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Cost	Allowance	Net
At 31 December 2005
Crude oil and natural gas	1,257	(0)	1,257
Finished and semi-finished goods	1,779	(12)	1,767
Supplies and other inventories	732	(26)	706

	3,768	(38)	3,730

At 31 December 2004
Crude oil and natural gas	800	(28)	772
Finished and semi-finished goods	1,281	(45)	1,236
Supplies and other inventories	646	(16)	630

	2,727	(89)	2,638

At 31 December 2004, the inventories recognised at fair value less costs to sell amounted to EUR 101 million and their measurement at market value gave rise to income of EUR 4 million. At 31 December 2005, there were no inventories of this nature and the 2005 consolidated income statement does not include any amount reflecting changes in the fair value less costs to sell of inventories.

Royal Decree 2111/1994, which came into force on December 8, 1994, regulates the obligation to maintain minimum safety stocks of oil products and also created Corporación de Reservas Estratégicas de Productos Petrolíferos. The Royal Decree defines the parties that must maintain these safety stocks and the quantity thereof and states that they can be calculated at consolidated level. In this respect, at 31 December 2005, the Repsol YPF Group was meeting the minimum safety stock requirements established by the Royal Decree through the Spanish companies included in the Repsol YPF Group.

Also, in accordance with Royal Decree 1716/2004, Repsol Butano, S.A. must have stored, and has stored, the necessary L.P.G. inventories to ensure that sales for 20 days can be made or that demand for gas will be met. The minimum stocks were set at 20 days of sales or consumption, in the preceding 12 months, and they are computed over a period of three months between the end of the 12-month period considered and the date on which the inventories are recognised.

Repsol YPF’s product purchase and sale futures at 31 December 2005 and 2005, are disclosed in Note 38.

(16)	EQUITY

16.1)	Share capital

At 31 December 2005 and 2004, the share capital consisted of 1,220,863,463 fully subscribed and paid shares of EUR 1 par value each, all listed on the Spanish (continuous market), New York and Buenos Aires Stock Exchanges.

Repsol YPF, S.A.’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting to 10% of the voting stock.

Following is a description of the authorisations from the shareholders at General Meetings to issue debentures convertible into/exchangeable for Company shares and to increase share capital:

a)	On 21 April 2002 the shareholders at the Annual General Meeting authorised the Board of Directors to issue, during a maximum period of five years from the date of the resolution, at on or several times and up to a maximum total amount of EUR 3,000 million, or an equivalent amount in a different currency, numbered series of debentures convertible into shares of Repsol YPF, S.A. and/or exchangeable for shares of Repsol YPF, S.A. or other companies.

b)	Also, the shareholders at the Annual General Meeting held on 31 May 2005, granted the Board of Directors such powers as might be necessary by law to increase capital, at one or several times and at any time, within five years from the date of the resolution adopted at the Annual General Meeting, by a maximum amount of EUR 610,431,731, which is 50 euro cents lower than one-half of the share capital. This resolution rendered null and void Resolution Six adopted by the shareholders at the Annual General Meeting held on 21 April 2002.

At 31 December 2005, neither of these authorisations had been used.

At 31 December 2005, the Group did not hold any share of the Parent either directly or through investees.

On 31 May 2005, the shareholders at the Annual General Meeting authorised the Board of Directors to derivatively acquire shares of Repsol YPF, S.A., through a purchase and sale transaction, swap or any other legal transaction for a consideration, directly or through investees, up to a maximum of 5% of share capital, and for a price or consideration that cannot be lower than the par value of the shares or higher then the market price of the shares. The treasury shares acquired by the Company can be used for delivery to the Company’s employees or directors or, as the case may be, to settle the option rights held by the employees or directors. This authorisation is conditional upon compliance with all the other applicable legal requirements, will have a duration of 18 months from the date of the resolution adopted and rendered null and void the authorisation granted at the Annual General Meeting on 31 March 2004.

The Board of Directors had not made use of this authorisation at the date of preparation of these consolidated financial statements.

At 31 December 2005, the following Group companies’ shares were publicly listed:

Company	Number of Listed Shares	% of Share Capital Listed	Stock Exchanges	Year-End Market Price		Average Last Quarter		Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish Stock Exchanges	24.67		25.14		EUR
			(Madrid, Barcelona, Bilbao, Valencia)
			Buenos Aires	91.10		89.16		ARP
			Net York	29.41		29.89		USD
Gas Natural SDG, S.A.	447,776,028	100%	Spanish Stock Exchanges	23.66		23.17		EUR
			(Madrid, Barcelona, Bilbao, Valencia)
YPF	393,312,793	100%	New York	51.99		60.23		USD
			Buenos Aires	161.00		177.38		ARP
Refinería La Pampilla, S.A.	36,063,999	100%	Lima	41.00		46.13		PEN
Empresa Petrolera Andina, S.A.	13,439,520	100%	Bolivian Stock Exchange	(	*)	(	*)	BOP
Compañía Logística de Hidrocarburos, CLH
Series A	90,000		Spanish Stock Exchanges	29.60		28.57		EUR
Series D	1,689,049		(Madrid, Barcelona, Bilbao, Valencia)

(*)	There were no changes in 2005 in the case of Empresa Petrolera Andina, S.A.

16.2)	Share premium

The share premium at 31 December 2005 and 2004, amounted to EUR 6,428 million. The consolidated Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

16.3)	Legal reserve

Under the consolidated Corporations Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

16.4)	Revaluation reserve

The balance of the account “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to offset recorded losses (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit.

16.5)	Translation differences

These relate to exchange differences recognised in equity as a result of the consolidation process described in Note 2.2.4.

16.6)	Fair value adjustment reserve

The balance at 31 December 2005, reflects, net of the related tax effect, the following: (i) the effective portion of changes in the fair value of derivative instruments designated as cash flow hedges; and (ii) gains and losses arising from changes in the fair value of non-monetary financial assets classified as available for sale.

16.7)	Retained earnings

This heading includes, among other items, the reserve for transition to IFRSs, which reflects the adjustments derived from differences between the accounting policies previously applied and IFRSs arising on events and transactions that occurred prior to the transition to IFRSs (1 January 2004).

16.8)	Equity attributable to minority interests

The equity attributable to minority interests at 31 December 2005 and 2004, relates to the following companies:

	Millions of Euros
	2005	2004
Refinería La Pampilla, S.A.	108	60
Empresa Petrolera Andina (1)	103	121
Petronor, S.A.	92	76
YPF, S.A.	61	55
CEG y CEG Río	41	8
Repsol Comercial de P.P., S.A.	37	33
Gas Natural ESP	27	28
Gas Natural México, S.A. de CV	15	13
EMPL	12	8
Other companies	32	22

Total	528	424

(1)	A company in which the Group has an ownership interest of 50%.

(17)	DIVIDENDS

The 2005 and 2004 interim dividends reflect the gross interim dividend per share distributed by Repsol YPF, S.A. out of the profit for each of these years. In 2005 it amounted to EUR 366 million (EUR 0.30 gross per share) and in 2004 it amounted to EUR 305 million (EUR 0.25 gross per share).

The final dividend approved by the shareholders at the Annual General Meeting of Repsol YPF, S.A. for 2004 amounted to EUR 305 million (EUR 0.25 gross per share).

The proposal for the distribution of Repsol YPF, S.A.’s 2005 profit, to be submitted for approval by the shareholders at the next Annual General Meeting, includes the distribution of a final dividend for 2005 of EUR 366 million (EUR 0.30 gross per share), payable on or after 5 July 2006.

The interim dividend approved by the Board of Directors in 2005 is presented as a deduction from the Group’s equity. However, the final dividend proposed to the shareholders at the Annual General Meeting is not deducted from equity until is has been approved by the latter.

Based on the accounting statement of liquidity prepared and the undrawn credit lines, at the date of approval of the interim dividend, Repsol YPF, S.A. had sufficient liquidity for payment of the interim dividend pursuant to Articles 194.3 and 216 of the revised Corporations Law.

(18)	PREFERENCE SHARES

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to USD 725 million under the following terms:

-	Annual dividend: 7.45%, payable quarterly.

-	Term	:	perpetual, with the option for the issuer of early redemption from the fifth year onwards at face value.

-	Guarantee	:	subordinated Repsol YPF, S.A. guarantee.

-	Remuneration	:	payment of preference dividends is conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares. If no dividend accrues, there is no subsequent obligation to pay it.

In May and December 2001 Repsol International Capital launched two new issues of preference shares amounting to EUR 1,000 million and EUR 2,000 million, respectively, under the following terms:

-	Dividend	:	variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year onwards. The dividend is payable quarterly.

-	Term	:	perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

-	Guarantee	:	subordinated Repsol YPF, S.A. guarantee.

-	Remuneration	:	preference, non-cumulative dividends, conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares.

The carrying amount of these instruments at 31 December 2005 and 2004, amounted to EUR 3,485 million and EUR 3,386 million, respectively. For greater detail, see Note 19 (Bank Borrowings and Other Financial Liabilities).

(19)	BANK BORROWINGS AND OTHER FINANCIAL LIABILITIES

The detail of the bank borrowings and other financial liabilities, most of which are unsecured, at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Carrying Amount		Fair Value
	2005	2004	2005	2004
Non-current financing
Preference shares	3,485	3,386	3,669	3,603
Debentures and bonds	3,689	4,854	4,160	5,160
Loans	2,124	2,094	2,151	2,086
Non-current financial derivatives at fair value	423	385	423	385
Current financing
Debentures and bonds	1,529	1,758	1,603	1,792
Loans	1,138	1,381	1,140	1,377
Current financial derivatives at fair value	34	3	34	3

Total	12,422	13,861	13,180	14,406

The fair value of the financial instruments was estimated by discounting the future cash flows associated therewith using the interest rates prevailing at the balance sheet dates and spreads based on the credit rating of each instrument.

The financing in euros is mostly converted to US dollars through interest rate hedges (see Note 38), the effect of which is recognised in the financial statements as held-to-maturity financial assets and hedges of a net investment in a foreign operation (see Note 13). The detail of the borrowings, including the effect of these derivatives, is as follows:

	Millions of Euros
	2005	2004
Debentures and bonds	5,218	6,612
Loans	3,262	3,475
Effect of foreign exchange derivatives	(448)	(787)

Financial liabilities	8,032	9,300
Preference shares	3,485	3,386

Total financing	11,517	12,686

The breakdown, by currency and maturity, of the financing at 31 December 2005 and 2004, is as follows:

	Maturity
At 31 December 2005	2006	2007	2008	2009	2010	Subsequent Years	Total
	(equivalent euro value in millions)
FINANCIAL LIABILITIES IN EUROS

Preference shares						2,873	2,873
Other financial liabilities	(1,120)	114	20	67	325	1,410	816
Accrued interest	43						43

FINANCIAL LIABILITIES IN FOREIGN CURRENCIES

Preference shares						612	612
Financial liabilities in US dollars	3,262	268	225	745	951	1,164	6,615
Fin. liab. in other currencies	230	78	94	23	4	36	465
Accrued interest	93						93

	2,508	460	339	835	1,280	6,095	11,517

	Maturity
At 31 December 2004	2005	2006	2007	2008	2009	Subsequent Years	Total
	(equivalent euro value in millions)
FINANCIAL LIABILITIES IN EUROS

Preference shares	—	—	—	—	—	2,851	2,851
Other financial liabilities	(151)	380	228	17	67	1,506	2,047
Accrued interest	45	—	—	—	—	—	45

FINANCIAL LIABILITIES IN FOREIGN CURRENCIES

Preference shares	—	—	—	—	—	535	535
Financial liabilities in US dollars	2,939	705	245	223	881	1,808	6,801
Fin. liab. in other currencies	189	15	52	—	17	17	290
Accrued interest	117	—	—	—	—	—	117

	3,139	1,100	525	240	965	6,717	12,686

The detail of the average financing and the cost thereof by instrument is as follows:

	2005		2004
	Average Volume (*)	Average Cost	Average Volume (*)	Average Cost
Preference shares	3,446	5.12%	3,424	5.11%
Debentures	5,441	5.91%	5,397	6.22%
Loans	3,279	5.48%	3,903	3.44%

	12,166	5.57%	12,724	5.07%

(*)	The effect of the foreign exchange derivatives indicated above is taken into account in this detail.

Also, Repsol YPF performs transactions with other derivatives (see Note 38), mainly interest rate derivatives to hedge interest rate risk, the effect of which on liabilities is as follows:

	Millions of Euros
	Within 1 Year	Between 1 and 5 Years	After 5 Years	Total
At 31 December 2005
Non-current financial derivatives at fair value (interest rate hedges)	—	8	414	422
Current non-hedging financial derivatives at fair value (other derivatives)	1	—	—	1

	1	8	414	423
At 31 December 2004
Non-current financial derivatives at fair value (interest rate hedges)	—	14	371	385
Current non-hedging financial derivatives at fair value (other derivatives)	—	—	—	—

	—	14	371	385

The debt designated as a hedge of a net investment in a foreign operation at 31 December 2005 and 2004, amounted to USD 7,141 million and USD 7,972 million, respectively. The exchange rate changes recognised under the heading “Translation Differences” in equity as a result of this hedging amounted to EUR 825 million of exchange losses in 2005 and to EUR 461 million of exchange gains in 2004.

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

The bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totalling EUR 4,064 million (relating to a face value of EUR 4,075 million), contain certain clauses whereby the Company undertakes to settle the liabilities at maturity and not to establish liens or charges on the assets of Repsol YPF, S.A. in relation to these issues or to future issues of debt securities.

In the event of non-compliance, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, or pursuant to an extraordinary resolution, can declare the debentures to be past-due and payable.

Additionally, in relation to certain marketable debenture issues totalling EUR 286 million (relating to a face value of EUR 297 million), YPF, S.A. agreed to certain clauses including, inter alia, to pay all amounts due on maturity, and to not establish liens or charges exceeding 15% of total consolidated assets. In the event of breach of any of the clauses agreed on, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

The shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 21 April 2002, resolved to empower the Company’s Board of Directors, in the broadest terms, for a three-year period from the date of the resolution, to issue corporate promissory notes under this or any other appropriate name, in accordance with one or several continuous or open-ended issue programmes, with a maximum nominal balance of the existing programme or programmes that may not at any time exceed an outstanding balance of EUR 3,000 million. Within the aforementioned limit, and pursuant to the legislation applicable at any given time, the Board could freely establish the maximum nominal amount of each programme and its characteristics, the means of representation of the securities, their possible nominal amounts, maturities, clauses and interest rates, redemption and types of redemption and the other conditions applicable to each issue, and it could apply for the securities to be admitted to listing on any official or OTC organised market, and it could perform any other acts that might have been necessary or appropriate for the establishment or execution of the programme or programmes or for the issuance of the securities. In particular, the Board of Directors could delegate all or any of the powers referred to in this resolution to its Standing Committee.

On 29 January 2003, the Board of Directors resolved to launch a promissory note issuance programme with a maximum outstanding balance of EUR 3,000 million, under the name of “2003 Promissory Notes Issuance Programme”. This program was cleared by and registered with the Spanish National Securities Market Commission (CNMV) on 13 March 2003. The renewal of the programme, under the name of “2004 Promissory Notes Issue Programme”, was approved by the Board of Directors on 25 February 2004, which was cleared by and registered with the CNMV on 30 March 2004. The outstanding balance amounted to EUR 55 million at 31 December 2005.

Also, the shareholders at the Annual General Meeting of Repsol YPF, S.A. held on 31 May 2005, resolved to empower the Board of Directors to issue, in a maximum period of five years, at one or several times, debentures, bonds and other similar fixed-income securities, both nonconvertible and exchangeable for outstanding shares of other companies. These powers can also be exercised to issue preference shares and promissory notes , under this or any other name. In this latter case the powers also include the possibility of establishing and/or renewing continuous or open-ended corporate promissory note issue programmes. The maximum amounts of the securities to be issued are as follows:

a)	EUR 15,000,000,000, or an equal amount in another currency, in the case of debentures, bonds and other similar fixed-income securities;

b)	EUR 3,000,000,000, or an equal amount in another currency, in the case of promissory notes, the limit of which is not calculated by aggregating the amount of the various issues, but rather by reference to the balance of the securities outstanding at any given time;

c)	EUR 3,000,000,000, or an equal amount in another currency, in the case of preference shares.

The Board of Directors was also authorised, for a period of five years, to guarantee, on behalf of the Company, the issues of fixed-income securities and promissory note and preference share issues of the Group companies.

This resolution rendered null and void, for the unused portion, the authorisation given to the Board of Directors by the shareholders at the Annual General Meeting held on 28 June 2000, to issue non-convertible debentures, under point 12 of the Agenda.

Pursuant to this authorisation, the Board of Directors adopted the following resolutions:

a)	At its meeting on 27 July 2005, the Board of Directors resolved to establish a promissory note issue programme with a maximum outstanding limit of EUR 3,000 million, under the name of “2005 Promissory Note Issuance Programme”.

b)	At its meeting on 30 November 2005, the Board of Directors resolved to renew, adapt and extend the Euro Medium Term Notes Programme of Repsol International Finance, B.V., and to establish the total amount of the securities that can be issued under the Programme at EUR 10,000 million.

At 31 December 2005, the aforementioned resolutions of the Board of Directors had not been executed.

(20)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of this heading at 31 December 2004 and 2005, and of the changes therein in 2004 and 2005 is as follows:

	Millions of Euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions (3)	Provision for Field Dismantling Costs	Other Provisions (4)	Total	Provision for Pensions (3)	Other Provisions (4)	Total
Balance at 1 January 2004	85	191	757	1,033	—	112	112

Period provisions charged to income (1)	9	20	966	995	—	—	0
Reversals of provisions with a credit to income	(1)	(1)	(34)	(36)	—	—	0
Provisions released due to payment	(8)	(3)	(75)	(86)	—	(79)	(79)
Changes in the scope of consolidation	—	—	22	22	—	—	0
Translation differences	(5)	(10)	(58)	(73)	—	—	0
Reclassifications and other changes (2)	4	146	(9)	141	—	—	0

Balance at 31 December 2004	84	343	1,569	1,996	—	33	33

Period provisions charged to income (1)	5	26	747	778	1	4	5

Reversals of provisions with a credit to income	(3)	(1)	(88)	(92)	(1)	(4)	(5)
Provisions released due to payment	(1)	(6)	(157)	(164)	—	(16)	(16)
Changes in the scope of consolidation	—	—	1	1	1	—	1
Translation differences	13	42	116	171	—	7	7
Reclassifications and other changes (2)	(3)	279	(88)	188	4	161	165

Balance at 31 December 2005	95	683	2,100	2,878	5	185	190

(1)	In 2004 “Other Provisions” includes provisions relating mainly to (i) the re-measurement of a commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (EUR 159 million); this revision, based on the events of 2004, is made periodically at each balance sheet date; (ii) the estimated loss on the settlement of a swap between Repsol YPF Brasil, S.A. and several Petrobras Group companies as a result of changes in the aggregates provided for in the related agreement in 2004 (EUR 56 million); (iii) provisions for litigation (EUR 83 million); and (iv) an extraordinary provision of EUR 25 million to key management personnel loyalty-building funds. It also includes EUR 13 million relating to the discount to present value of the provisions.

In 2005 this heading includes mainly (i) a provision of EUR 155 million for the re-measurement of the commitment to transport certain quantities of crude oil through an oil pipeline in Ecuador (this revision is made periodically at each balance sheet date); (ii) a provision of EUR 79 million for CO2 emissions made during the year (see Note 39); (iii) a provision of EUR 66 million for environmental contingencies; and (iv) a provision of EUR 52 million for litigation. It also includes EUR 109 million relating to the discount to present value of the provisions.

(2)	The “Provision for Field Dismantling Costs” includes EUR 146 million and EUR 274 million in 2004 and 2005, respectively, relating to the period provisions made in those years for field dismantling costs (see Note 7).
(3)	See Note 21.
(4)	Including provisions for litigation in process, provisions for environmental and tax contingencies, provisions for labour force restructuring costs, etc.

(21)	PROVISION FOR PENSIONS AND SIMILAR OBLIGATIONS

a)	Defined contribution plans

Repsol YPF has defined contribution plans for certain employees, the main features of which are described in Note 3.18.

The annual cost charged to the heading “Staff Costs” in the consolidated income statement in relation to these pension plans amounted to EUR 30 million and EUR 26 million in 2005 and 2004, respectively.

b)	Defined benefit plans

b.1) Pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death of Maxus Energy Corporation (a YPF subsidiary).

Pension plans

Maxus has non-contributory pension plans managed by third parties for its full-time employees. The benefits provided by these plans are based on years of service and the remuneration earned during years of employment. This company also has other non-contributory pension plans for executives, key management personnel and former employees who worked at Maxus Group companies. The main assumptions used in 2005 were as follows:

Discount rate	5.75%
Expected rate of return on plan assets	8.50%
Expected salary increase rate	4.5% - 5.5%

Also, the 1994 Group Annuity Reserving Mortality Table was applied.

The reconciliation of the beginning and ending balances of the present value of the defined benefit obligations is as follows:

	Millions of Euros
Change in defined benefit obligation	2005	2004
Expected obligation at beginning of year	85	92

Service cost	1	1
Interest cost	5	5
Actuarial losses	4	4
Adjustments due to cancellation	0	0
Settlements	(7)	(5)
Benefits paid	(4)	(6)
Translation differences	12	(6)

Expected obligation at end of year	96	85

Of the aforementioned plans, 93% are partially financed and 7% are totally unfinanced.

The reconciliation of the beginning and ending balances of the fair value of the plan assets is as follows:

	Millions of Euros
Fair value of plan assets (*)	2005	2004
Fair value of assets at beginning of year	48	54

Current return on plan assets	4	4
Actuarial (losses)/gains on plan assets	(2)	1
Adjustments arising on plan assets due to settlement	(7)	(5)
Contributions from employers	10	3
Benefits paid	(4)	(6)
Translation differences	7	(3)

Fair value of assets at end of year	56	48

(*)	For measurement purposes, the plan assets and liabilities were measured at 31 December 2005 and 2004.

The detail of the amount reflected in the consolidated balance sheet in relation to the Group’s obligations under defined benefit plans is as follows:

	Millions of Euros
	2005	2004
Present value of the obligations	(96)	(85)
Fair value of the plan assets	56	48

Deficit in the plan	(40)	(37)

Past service costs not yet recognised	—	—
Unrecognised actuarial losses	8	2
Fair value of reimbursement rights recognised as an asset	—	—
Restriction on recognised assets	—	—

Liability recognised	(32)	(35)

This amount is presented in the balance sheet as follows:

Current liabilities	—	—
Non-current liabilities	(32)	(35)

	(32)	(35)

The amounts allocated to income in relation to these defined benefit plans were as follows:

	Millions of Euros
Components of periodic net cost of benefits	2005	2004
Service cost	1	1
Interest cost	5	5
Expected rate of return on plan assets	(4)	(4)

Periodic net cost of defined benefits	2	2
Losses on Settlements	0	0
Net actuarial Losses/(Gains) recognized in the year	0	0
Net cost of defined contribution plans and other similar obligations	0	0

Total cost of pension plans and similar obligations (1)	2	2

(1)	This amount is included under the heading “Staff Costs” in the consolidated income statement.

The detail of the proportion of the total fair value of the plan assets represented by each category of plan asset and of the returns on the plan assets is as follows:

	Fair Value of Assets % of Plan Assets		Rate of Return (%)
	2005	2004	2005	2004
Equity instruments	69.9%	71.9%	7.1%	11.5%
Debt instruments	30.1%	28.1%	0.8%	1.2%
Prop., plant and equip.	0.0%	0.0%	0.0%	0.0%
Other assets	0.0%	0.0%	0.0%	0.0%

	100.0%	100.0%	7.9%	12.7%

The plan assets do not include any equity instruments of the Company or properties occupied or assets used by the Company.

The history of experience adjustments is presented for 2005 and 2004 only in accordance with the transitional provisions of the amendments of IAS 19 (Employee Benefits).

The estimated contributions expected to be paid to the plan in 2006 amount to EUR 10 million.

Medical insurance plans, life insurance plans and other employee benefits

Also, Maxus provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early. The amounts payable in this connection vest over the employees’ years of service.

Employees are considered to qualify for these benefits once certain minimum age and length-of-service requirements have been met. The post-employment benefits vested prior to retirement are recognised by aggregating the estimated cost of the post-employment benefits when the minimum period of service has been completed, payment of the obligations is probable and the amount of the benefit can be reasonably estimated. The company covers these benefits with a fund as the related rights vest.

The obligations relating to these benefits at 31 December 2005 and 2004, amounted to EUR 46 million and EUR 35 million, respectively. The discount rate applied to calculate these obligations was 5.75% for the years ended 31 December 2004 and 2005. For measurement purposes, an annual growth rate of 8% was applied in relation to the per capita cost of the health services covered in 2005. The rate is expected to decline by 1% each year to 5% in 2009, from when it is expected to remain stable.

Since, in relation to this plan, recognition of the actuarial losses amounting to EUR 9 million and EUR 2 million in 2005 and 2004, respectively, was deferred, the liability recognised in the balance sheet in this connection amounted to EUR 37 million and EUR 33 million at 31 December 2005 and 2004, respectively.

The expense relating to this plan amounted to EUR 2 million in 2005 and 2004 and was recognised under the heading “Staff Costs” in the consolidated income statement.

Benefits for health and risk of death

The company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives. The obligations relating to these benefits amounted to EUR 3.4 million and EUR 3.1 million at 31 December 2005 and 2004, respectively. The discount rate used to calculate these obligations was 5.75% for the years ended 31 December 2005 and 2004.

No expense was recognised in connection with these plans of the Maxus Group in 2005, and in 2004 an expense of EUR 0.5 million was recognised under the heading “Other Expenses” in the income statement to cover the difference between the provision made and the benefits covered.

b.2) Pension plans of the Gas Natural Group

The Gas Natural Group also has pension plans for employees in Spain, Brazil and Italy. The amounts recognised under the heading “Provisions for Contingencies and Expenses” in the consolidated balance sheet to cover these obligations totalled EUR 18 million and EUR 16 million at 31 December 2005 and 2004, respectively.

(22)	OTHER NON-CURRENT LIABILITIES

The detail of this heading is as follows:

	Millions of Euros
	2005	2004
Obligations under finance leases (Note 23)	590	551
Hedged items and derivatives on trading transactions at fair value (1)	432	382
Guarantees and deposits (2)	220	204
Grants and other deferred income	200	195
Other	262	286

TOTAL	1,704	1,618

(1)	This heading relates to the liabilities due to the measurement at fair value of items hedged by the crude oil forwards described in Note 38.1 (Fair Value Hedges – Crude Oil Price Swaps) (EUR 119 million and EUR 206 million related to this item in 2005 and 2004, respectively). Also, in 2005 and 2004 it includes EUR 312 million and EUR 176 million, respectively, relating to liabilities due to the measurement at fair value of the natural gas price derivatives described in Note 38.4 (Other Derivatives Transactions – Natural Gas Price Transactions).
(2)	The guarantees and deposits received relate mainly to the deposits received by Repsol Butano, S.A. from the users of metal gas bottles, as authorised by the applicable legislation. These amounts are refundable when the related contracts are cancelled.

The detail of the balance at 31 December 2005 and 2004, relating to grants and other deferred income is as follows:

	Millions of Euros
	2005	2004
Grants related to assets
Construction of gas infrastructure	57	46
Other grants	39	49

Subtotal	96	95

Deferred income
Deferred income due to property, plant and equipment received for no consideration	9	9
Consideration for new connections and branch lines	45	40
Indemnity due to mandatory relocation of network	27	24
Other deferred income	23	27

Subtotal	104	100

TOTAL	200	195

The income statements for 2005 and 2004 include income of EUR 10 million and EUR 8 million, respectively, relating to the grants and other deferred income recognised in profit. Also, the grants related to income recognised in income amounted to EUR 8 million in 2004 and to EUR 7 million in 2005.

In 2005 deferred income of EUR 76 million were recognised in relation to the emission allowances received for no consideration for 2005 under the national assignment plan. This amount was allocated in full to income in 2005 (see Note 10).

(23)	OBLIGATIONS UNDER FINANCE LEASES

The detail of the amounts payable under finance leases at 31 December 2005 and 2004, is as follows:

	Minimum Lease Payments		Present Value of Minimum Lease Payments
	2005	2004	2005	2004
Within one year	57	54	56	59
Between two and five years	230	215	190	169
After five years	874	885	400	382

	1,161	1,154	646	610

Less:
Future finance costs	(515)	(544)

	646	610

Recognised as:
Non-current obligations under finance leases			590	551
Current obligations under finance leases			56	59

			646	610

The Group holds three methane vessels with a total capacity of 416,500 m3 used for the transportation of liquefied natural gas under finance leases maturing in the period from 2022 to 2024. The obligations in this connection at 31 December 2005 and 2004, amounted to EUR 506 million and EUR 500 million, respectively. The expected future minimum lease payments at 31 December 2005, amounted to EUR 920 million.

Also, through Gas Natural, the Group holds another two cryogenic vessels with a total capacity of 276,000 m3 used for the transportation of liquefied natural gas under finance leases maturing in 2023. The obligations in this connection at 31 December 2005 and 2004, amounted to EUR 107 million and EUR 109 million at 31 December 2005 and 2004, respectively. The expected future minimum lease payments at 31 December 2005, amounted to EUR 211 million.

(24)	TRADE AND OTHER PAYABLES

In 2005 and 2004 Repsol YPF had the following accounts payable classified under the heading “Trade and Other Payables”:

	Millions of Euros
	2005	2004
Suppliers	4,027	2,813
Obligations under finance leases (Note 23)	56	59
Tax payables	840	606
Hedged items and derivatives on trading transactions at fair value (1)	91	94
Other payables	2,769	1,978

	7,783	5,550

(1))	This item includes EUR 84 million and EUR 94 million in 2005 and 2004, respectively, relating to the long-term crude oil sales described in Note 38.1.

The fair value of these current items does not differ significantly from their carrying amount.

(25)	TAX MATTERS

Income tax

In view of the geographical dispersion and markedly international nature of the business activities carried on by the companies making up the Repsol YPF Group, the Group is subject to various different tax and income tax jurisdictions.

a)	In Spain

The Group is taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 6/80, of which Repsol YPF, S.A. is the Parent and which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 74 companies in 2005, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploración, S.A., Repsol Exploración Murzuq, S.A., Repsol Exploración Argelia, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Also, the consolidated financial statements include, through proportionate consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the Parent, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the Parent and that meet certain requirements. This Group consisted of 30 companies in 2005, of which the main companies in terms of volume of business were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Cegas, S.A. and Gas Natural Aprovisionamientos, S.A.

The companies in the aforementioned Consolidated Tax Groups jointly determine the Groups’ tax base, which is allocated among the companies in the Tax Groups in accordance with the criteria established by the Spanish Accounting and Audit Institute (ICAC) for the recognition and determination of the individual tax charge.

Also, other companies resident in Spain file individual corporation tax returns and are not included in either of the aforementioned Tax Groups, basically because they are subject to a different tax rate, as in the case of Repsol Investigaciones Petrolíferas, S.A., which is taxed at a rate of 40% under the Special Oil and Gas Regime, and in that of Petróleos del Norte, S.A., which by virtue of its residency within Spain pays tax at a rate of 32.5%.

b)	In Argentina

The Group companies resident in Argentina file individual tax returns at a rate of 35%.

Also, they calculate the presumed minimum income tax by applying the current tax rate of 1% of the computable assets at the balance sheet date, which supplements the regular income tax. The tax obligation for each year will coincide with the higher of the two taxes. However, if the presumed minimum income tax exceeds the regular income tax, this excess can be computed as a prepayment of the amount by which the regular income tax exceeds the presumed minimum income tax in the following ten years.

c)	In the other countries

The other Group companies are taxed in each of the countries in which they operate by applying the prevailing income tax rate to their profit or loss for the year. In addition, presumed minimum income taxes supplementing the regular income tax are recognised in certain countries.

Also, it should be noted that the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other countries (such as Libya, Algeria and Dubai).

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2005 and 2004, calculated on the basis of the criteria indicated in Note 3 (Accounting Policies), is as follows:

	Millions of Euros
	2005
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,810	2,150	479	5,439

Adjustment to accounting profit:

Non-temporary differences	(1,457)	15	234	(1,208)
Temporary differences	792	586	(9)	1,369

Taxable profit	2,145	2,751	704	5,600
Tax charge	740	963	329	2,032
Tax credits	(102)	0	(14)	(116)
Current tax payable	638	963	315	1,916
Adjustments to current tax and foreign taxes	679	(4)	5	680

Total current income tax expense	1,317	959	320	2,596

Deferred tax for the year	(275)	(205)	6	(474)
Other adjustments to the income tax expense	92	—	118	210

Total deferred tax expense	(183)	(205)	124	(264)

Total income tax expense	1,134	754	444	2,332

	Millions of Euros
	2004
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	1,503	1,790	769	4,062

Adjustment to accounting profit

Non-temporary differences	(606)	518	(30)	(118)
Temporary differences	538	743	(209)	1,072

Taxable profit	1,435	3,051	530	5,016
Tax charge	496	876	225	1,597
Tax credits	(79)	—	(11)	(90)
Current tax payable	417	876	214	1,507
Adjustments to current tax and foreign taxes	330	—	—	330

Total current income tax expense	747	876	214	1,837

Deferred tax for the year	(189)	(260)	32	(417)
Other adjustments to the income tax expense	74	92	41	207

Total deferred tax expense	(115)	(168)	73	(210)

Total income tax expense	632	708	287	1,627

The detail of the deferred tax assets and liabilities recognised in the balance sheet is as follows:

	Millions of Euros
	2005	2004	Change
Deferred tax assets:
Provisions for doubtful debts	158	21	137
Provisions for staff costs	63	56	7
Provision for contingencies	196	120	76
Other provisions	34	233	(199)
Tax assets	219	491	(272)
Other deferred tax assets	527	178	349

	1,197	1,099	98

Deferred tax liabilities:
Tax incentives	(5)	(11)	6
Deferred gains	(87)	(87)	—
Difference in amortisation/depreciation	(277)	(468)	191
Functional currency	(997)	(983)	(14)
Goodwill acquired in business combinations allocated to assets	(1,330)	(1,191)	(139)
Other deferred tax liabilities	(684)	(220)	(464)

	(3,380)	(2,960)	(420)

Other tax-related disclosures

In both prior years and 2005 there were certain court and administrative tax-related proceedings contrary to the interests of the Group.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year-end the Group had recognised provisions (see Note 20) that were considered adequate to cover those tax contingencies.

(26)	JOINT VENTURES

The Group has interests in the joint ventures detailed in Appendix I, the most noteworthy of which are as follows:

Company	% of Ownership
Profertil	49.52%
Refinerías del Norte, S.A. (Refinor)	49.52%
Ecoeléctrica LP (*)	48.00%
Empresas Lipigas	45.00%
Pluspetrol Energy, S.A.	44.57%
Compañía Mega	37.64%
Gas Natural Group	30.85%
BPRY Caribbean Ventures	30.00%
BP Amoco T&T	30.00%
Atlantic 2/3 Trinidad & Tobago	25.00%
Repsol Occidental Corporation	25.00%

(*)	Ownership through Gas Natural Group

The detail of the amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	2005	2004
Current assets	1,664	1,750
Non-current assets	4,853	4,143
Current liabilities	1,661	1,471
Non-current liabilities	2,679	1,778

Income	5,091	3,997
Expenses	(4,363)	(3,200)

Also, at 31 December 2005, the Group had interests in the jointly controlled assets and operations indicated below, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership:

Name	% of Ownership	Operator	Line of Business
Algeria
TFT	30%	GTFT	Exploration and production
TFR	29%	Repsol Exploración Argelia	Exploration and production

Argentina
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana	27.27%	Total Austral, S.A.	Production
Aguaragüe	30.00%	Tecpetrol, S.A.	Exploration and production
Bandurria	27.27%	YPF, S.A.	Exploration
CAM-1	50.00%	Sipetrol, S.A.	Exploration and production
CAM-2/A SUR	50.00%	Sipetrol, S.A.	Exploration and production
CAM-3	50.00%	Sipetrol, S.A.	Exploration and production

Campamento Central / Cañadón Perdido	50.00%	YPF, S.A.	Production
CCA-1 GAN GAN	50.00%	Wintershall Energía, S.A.	Exploration
CGSJ - V/A	50.00%	Wintershall Energía, S.A.	Exploration
Corralera	40.00%	Chevron San Jorge S.R.L.	Exploration
El Tordillo	12.20%	Tecpetrol, S.A.	Production
Filo Morado	50.00%	YPF, S.A.	Electricity generation
La Tapera y Puesto Quiroga	12.20%	Tecpetrol, S.A.	Exploration
Llancanelo	51.00%	YPF, S.A.	Exploration and production
Magallanes “A”	50.00%	Sipetrol, S.A.	Production
Palmar Largo	30.00%	Pluspetrol, S.A.	Production
Puesto Hernández	61.55%	Petrobas Energía, S.A.	Production
Ramos	15.00%	Pluspetrol Energy, S.A.	Production
San Roque	34.11%	Total Austral, S.A.	Exploration and production
Tierra del Fuego	30.00%	Pan American Fueguina S.R.L.	Production
Zampal Oeste	70.00%	YPF, S.A.	Exploration and production

Brazil
BM-C-33	50%	Repsol YPF Brasil	Exploration
BM-ES-29	100%	Repsol YPF Brasil	Exploration
BM-ES-30	40%	Amerada Hess	Exploration
BM-S-55	100%	Repsol YPF Brasil	Exploration
BM-S-47	50%	BG E&P Brasil	Exploration
BM-S-48	100%	Repsol YPF Brasil	Exploration

Name	% of Ownership	Operator	Line of Business
BM-S-51	40%	Petrobras, S.A.	Exploration
BM-S-50	20%	Petrobras, S.A.	Exploration
BM-S-43	25%	Shell	Exploration
BM-S-44	25%	Petrobras, S.A.	Exploration
BM-S-13	40%	BG E&P Brasil	Exploration
BM-S-9	25%	Petrobras, S.A.	Exploration
BM-S-7	37%	Petrobras, S.A.	Exploration
BM-C-3	20%	Petrobras, S.A.	Exploration
BM-C-4	30%	Petrobras, S.A.	Exploration
BM-ES-21	20%	Petrobras, S.A.	Exploration
ALBACORA LESTE	10%	Petrobras, S.A.	Development

Bolivia
Bloque Monteagudo	40%	Repsol E&P Bolivia, S.A.	Exploration
Bloque Caipipendi	38%	Repsol E&P Bolivia, S.A.	Exploration
Bloque Charagua	20%	Repsol E&P Bolivia, S.A.	Exploration
Bloque San Alberto	25%	Petrobras, S.A.	Exploration
Bloque San Antonio	25%	Petrobras, S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	25%	Andina S.A.	Compression of gas

Canada
Canaport Ltd. Partnership	75%	Canaport Ltd.	Regasification of L.N.G.

Colombia
Capachos	35.0%	Repsol Exploración Colombia	Exploration and production
Cravo Norte	35.0%	OXYCOL	Exploration and production

U.A.E.
Dubai	25.0%	Dubai Marine Areas	Exploration and production

Ecuador
Bloque 14	25%	Vintage	Exploration and production
Bloque 16	35%	Repsol YPF Ecuador	Exploration and production

Spain
Albatros	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Boqueron	62%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Angula	54%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Gaviota	82%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	60%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	69%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipiron	98%	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production

Name	% of Ownership	Operator	Line of Business
“PETRONOR, S.A., Repsol Comercial de Productos Petrolíferos, S.A. y Construcciones y Promociones Balzola, S.A.” Unión Temporal de Empresas.	15%	Repsol Comercial, S.A.	Operation of service stations
19th World Oil Congress	57%	Repsol YPF, S.A.	19th World Oil Congress

Libya
Bloque NC 115	10%	Repsol Oil Operations	Exploration and production
Bloque NC 186	13%	Repsol Oil Operations	Exploration and production

Peru
Lotes 56 & 88	10.0%	Hunt Oil	Exploration and production

Trinidad & Tobago
Teak, Saman & Poui	70.0%	Repsol E&P T&T	Exploration and production
Bloque 5B	30.0%	BP	Exploration and production

Venezuela
Yucal Placer	15%	Repsol YPF Venezuela	Exploration and production

(27)	INCOME AND EXPENSES FROM CONTINUING OPERATIONS BEFORE FINANCE COSTS

The detail of the income and expenses from continuing operations before finance costs in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Income
Sales	48,024	38,273
Rendering of services	1,344	642
Changes in inventories of finished goods and work in progress inventories	323	283
Income from reversal of impairment losses (1)	104	184
Gains on disposal of non-current assets (2)	205	70
Other income	1,045	840

	51,045	40,292

Expenses
Procurements	(33,174)	(24,976)
Changes in inventories	662	56
Staff costs	(1,542)	(1,330)
Taxes other than income tax	(1,813)	(1,323)
Outside services	(4,149)	(3,328)
Transport and freight costs	(1,124)	(1,200)
Depreciation and amortisation charge	(2,450)	(2,368)
Impairment losses recognised (1)	(223)	(145)
Losses on disposal of non-current assets	(22)	(25)
Other expenses	(1,049)	(967)

	(44,884)	(35,606)

(1)	See Note 14.
(2)	Including the gains on the sale of the shares of Enagás, S.A. (10.58% at 30 September 2005 and 12.54% in 2004), which amounted to EUR 88 million and EUR 48 million in 2005 and 2004, respectively (these amounts relate to the Repsol YPF Group’s percentage of ownership of Gas Natural SDG, S.A., which is proportionately consolidated in the Group’s consolidated financial statements). As a result of these disposals, on 1 October 2005, Gas Natural ceased to account for the investment in Enagás using the equity method and reclassified it as financial assets classified as held for sale (see Note 13).

Also, in 2005 it included EUR 35 million relating to the sale of PBB Polisur, which in 2004 had been classified under the heading “Assets Classified as Held for Sale” (see Note 11).

(28)	FINANCE INCOME AND COSTS

The detail of the finance income and costs recognised in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Interest income	115	98
Borrowing costs	(509)	(478)
Expenses relating to preference shares	(179)	(178)
Financing interest (Note 7)	19	17
Financial derivatives classified at fair value	25	20
Update of provisions	(133)	(159)
Net exchange differences	(6)	94
Dividend income	5	2
Other income/(expenses)	(59)	(40)

	(722)	(624)

(29)	SEGMENT REPORTING

29.1)	Business segments

  The operations of Repsol YPF are divided into four major businesses:

-	Exploration and production, which include both the exploration and development of crude oil and natural gas reserves and the L.N.G. business;

-	Refining and marketing, including the refining, oil product marketing and L.P.G. activities;

-	Chemicals; and

-	Gas and electricity, which include natural gas retailing and electricity generation.

The detail of the main aggregates in Repsol YPF’s income statement on the basis of this classification is as follows:

	Millions of Euros
	Exploration and Production	Refining and Marketing (1)	Chem.	Gas and Electricity	Corporate and Adjustments	Total
2005
Net external sales	3,566	38,131	3,560	2,218	549	48,024
Inter-segment sales	4,365	1,860	365	134	(6,724)	—
Other income	1,272	1,307	261	413	(232)	3,021

Total revenue	9,203	41,298	4,186	2,765	(6,407)	51,045

Expenses incurred in continuing operations	(5,957)	(38,615)	(3,878)	(2,376)	5,942	(44,884)

Profit from continuing operations	3,246	2,683	308	389	(465)	6,161

Total finance costs						(722)
Profit before tax and share of results of investees						5,439
Income tax						(2,332)
Profit of comp. accounted for using equity method	61	43	3	10	—	117

Profit for the year						3,224

(1)	Including approximately EUR 5,636 million relating to the recognition of oil and gas excise taxes as income and expenses (see Note 3.23).

	Millions of Euros
	Exploration and Production	Refining and Marketing (1)	Chem.	Gas and Electricity	Corporate and Adjustments	Total
2004
Net external sales	2,877	30,456	2,888	1,722	330	38,273
Inter-segment sales	4,352	1,484	292	86	(6,214)	—
Other income	1,073	875	(155)	183	43	2,019

Total revenue	8,302	32,815	3,025	1,991	(5,841)	40,292

Expenses incurred in continuing operations	(5,240)	(31,230)	(2,763)	(1,681)	5,308	(35,606)

Profit from continuing operations	3,062	1,585	262	310	(533)	4,686

Total finance costs						(624)
Profit before tax and share of results of investees						4,062
Income tax						(1,627)
Profit of comp. accounted for using equity method	43	21	49	18	—	131

Profit for the year						2,566

(1)	Including approximately EUR 5,533 million relating to the recognition of oil and gas excise taxes as income and expenses (see Note 3.23).

The detail of other significant aggregates relating to each activity at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Exploration and Production	Refining and Marketing	Chemicals	Gas and Electricity	Corporate and Adjustments	Total
2005
Total assets	16,583	14,982	2,597	4,424	7,196	45,782
Invest. accounted for using the equity method	220	61	33	10	75	399

Operating liabilities (1)	5,557	6,986	601	1,274	2,152	16,570

Depreciation and amortisation charge	(1,448)	(595)	(193)	(159)	(55)	(2,450)
Net impairment losses recognised (2)	(84)	(35)	—	—	—	(119)
Other non-monetary income/(expenses) (3)	(475)	(92)	13	(8)	(150)	(712)

Investments	1,948	995	170	457	143	3,713

(1)	Including the headings “Deferred Tax Liabilities”, “Current Provisions for Contingencies and Expenses”, “Non-Current Provisions for Contingencies and Expenses”, “Other Non-Current Liabilities”, “Trade and Other Payables” and “Income Tax Payable” on the liability side of the consolidated balance sheet.

(2)	The column “Exploration and Production” includes, in addition to the period provision for exploration and production field costs, the provision recognised in 2005 for the investment in Termogaucha (see Note 14).
(3)	Including the income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

	Millions of Euros
	Exploration and Production	Refining and Marketing	Chem.	Gas and Electricity	Corporate and Adjustments	Total
2004
Total assets	13,519	11,953	2,552	3,531	8,138	39,693
Invest. acc. for using the equity method	128	100	73	92	56	449

Operating liabilities (1)	3,541	5,167	361	972	2,561	12,602

Depreciation and amortisation charge	(1,455)	(555)	(160)	(132)	(66)	(2,368)
Net impairment losses recognised	120	(65)	(16)	—	—	39
Other non-monetary income/(expenses) (2)	95	(132)	7	5	(264)	(289)

Investments	1,185	1,311	292	777	182	3,747

(1)	Including the headings “Deferred Tax Liabilities”, “Current Provisions for Contingencies and Expenses”, “Non-Current Provisions for Contingencies and Expenses”, “Other Non-Current Liabilities”, “Trade and Other Payables” and “Income Tax Payable” on the liability side of the consolidated balance sheet.
(2)	Including the income/(expenses) that do not entail cash outflows other than changes in depreciation/amortisation or net impairment losses.

29.2) Geographical segments

The geographical segments into which Repsol YPF divides its operations are as follows:

-	Spain

-	Argentina, Brazil and Bolivia (ABB)

-	Rest of the world

The detail of the main aggregates by geographical area is as follows:

	Millions of Euros
	Spain	ABB	Rest of World	Total
2005
External sales by market	21,278	7,567	19,179	48,024
Total assets	18,701	17,436	9,645	45,782
Investments	1,155	1,295	1,263	3,713

	Millions of Euros
	Spain	ABB	Rest of World	Total
2004
External sales by market	21,043	5,733	11,497	38,273
Total assets	17,006	14,888	7,799	39,693
Investments	1,468	1,048	1,231	3,747

(30)	DISPOSAL OF SUBSIDIARIES

In the year ended 31 December 2004, YPF Holdings, Inc. sold its investment in Global Companies Llc for EUR 35 million (giving rise to a gain of EUR 13 million) and YPF Internacional, S.A. sold its investment in YPF Indonesia for EUR 31 million.

The detail of the net assets contributed by the subsidiaries disposed of in 2004, at the date of disposal, broken down by main balance sheet headings, is as follows:

2004
Goodwill	6
Non-current assets	23
Operating working capital	54
Financial working capital	(26)

TOTAL ASSETS	57

Non-current liabilities	3
Current liabilities	1

TOTAL LIABILITIES	4

TOTAL NET ASSETS	53

In 2005 no significant subsidiaries were disposed of.

(31)	BUSINESS COMBINATIONS

The most significant business combinations in 2005 were as follows:

-	On 31 March 2005, Repsol YPF acquired all the shares of Shell Gas (L.P.G.), S.A., which engages in the marketing of LGP in Portugal, for EUR 148 million, which since March 2005 was fully consolidated in the Group’s consolidated financial statements. This acquisition gave rise to the recognition of goodwill amounting to EUR 118 million (see Note 9). In April 2005 the company’s name was changed to Repsol Butano Portugal R.B., S.A.

This company’s contribution to income and to the net profit for 2005 amounted to EUR 71 million and EUR 7 million, respectively. Had this company been consolidated in the Repsol YPF Group’s consolidated financial statements from 1 January 2005, its contribution to income and the net profit would have amounted to EUR 109 million and EUR 15 million, respectively.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising in this business combination is as follows:

	Millions of Euros
	Carrying Amount (1)	Fair Value
Property, plant and equipment	6	19
Deferred tax assets	1	1
Other non-current assets	2	2
Current trade receivables	16	16
Cash and cash equivalents	22	22

TOTAL ASSETS	47	60

Long-term provisions	2	2
Other non-current liabilities	6	6
Deferred tax liabilities	—	4
Contingent liabilities	—	—
Current trade payables	18	18

TOTAL LIABILITIES	26	30

Total net assets	21	30
Goodwill		118

Total investment (2)		148
Cash and cash equivalents at the acquired company		22

Cash used in acquisition		126

(1)	Carrying amount in the financial statements of the acquired company.
(2)	In 2004 a deposit on the transaction amounting to EUR 18 million was paid.

-	In April 2005 the Group acquired, through Gas Natural, all the shares of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a group engaging in the development and operation of wind farms (see Note 2.5).

The acquisition cost was EUR 84 million and the acquisition gave rise to the recognition of goodwill totalling EUR 29 million (see Note 9).

The contribution of these companies to income and to the net profit for the year amounted to EUR 9 million and EUR 5 million, respectively. Had these companies been consolidated in the Repsol YPF Group’s consolidated financial statements from 1 January 2005, their contribution to income and the net profit would have amounted to EUR 12 million and EUR 6 million, respectively.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the goodwill arising in these business combinations is as follows:

	Millions of Euros
	Carrying Am. (1)	Fair Value
Intangible assets	—	55
Property, plant and equipment	52	52
Deferred tax assets	3	3
Other non-current assets	2	2
Cash and cash equivalents	6	6
Other current financial assets	5	5

TOTAL ASSETS	68	123

Deferred tax liabilities	—	19
Non-current financial liabilities	39	39
Other non-current liabilities	2	2
Contingent liabilities	—	—
Current trade payables	6	6
Current financial liabilities	2	2

TOTAL LIABILITIES	49	68

Total net assets	19	55
Goodwill		29

Total investment		84
Cash and cash equivalents at the acquired company		6

Cash used in acquisition		78

(1)	Carrying amount in the financial statements of the acquired company.

-	On 17 February 2005, the Group acquired an investment of 51% in Termobarrancas, a Venezuelan company engaging in the generation of electricity, for EUR 4.9 million. This company is fully consolidated and the acquisition gave rise to goodwill amounting to EUR 2.4 million.

-	In July 2005 Petrobras exercised its call option on 12.41% of the shares of Ceg Río, S.A. This sale reduced the Gas Natural Group’s investment in this company to 59.59%. The definitive recognition of the business combination derived from the acquisition of additional shares of Companhia Distribuidora de Gás do Rio de Janeiro, S.A. and Ceg Rio, S.A. gave rise to an increase of EUR 21 million in intangible assets.

Also, in 2005 the prices paid in the following business combinations that occurred in 2004 were definitively allocated (at 2004 year-end they had only been provisionally allocated):

-	On 1 October 2004, the Repsol YPF Group acquired a group of marketing companies in Portugal, the detail being as follows:

-	All the shares of Repsol Combustiveis for EUR 345 million. The shares were paid for in cash and the goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 193 million. The company was fully consolidated from the date of acquisition.

-	All the shares of Repsol Betumes, Comercialiçao e Distribuçao de Productos for EUR 15 million. The goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 0.8 million. The company was fully consolidated from the date of acquisition.

-	All the shares of Repsol Abastecimientos e Servicios a Aviaçao, S.A. for EUR 17 million. The goodwill recognised at 2004 year-end as a result of the transaction amounted to EUR 9 million. The company was fully consolidated from the date of acquisition.

-	All the shares of Repsol Company of Portugal, Ltd for EUR 2.4 million. The company was fully consolidated from the date of acquisition.

In 2005 adjustments to the purchase price totalling EUR 25 million were made, and this amount was recognised as additional goodwill (see Note 9). The total price paid for the business combinations amounted to EUR 405 million and the goodwill recognised at 31 December 2005, totalled EUR 180 million.

At 2004 year-end the goodwill relating to the aforementioned acquired companies was calculated provisionally, in view of the impossibility of estimating the fair value of all the assets at the date of acquisition and of identifying the existence of intangible assets that qualified for recognition and, therefore, that were separable from the goodwill. The detail of the aggregate balance sheets of the acquired companies and of the definitive allocation of the purchase price is as follows:

	Millions of Euros
	Carrying Am. (1)	Fair Value
Intangible assets (2)	24	98
Property, plant and equipment	86	77
Deferred tax assets	1	3
Other non-current assets	15	15
Current trade receivables	245	261
Other current financial assets	12	12

TOTAL ASSETS	383	466

Deferred tax liabilities	2	22
Long-term provisions	8	8
Contingent liabilities	—	—
Current trade payables	131	131
Current financial liabilities	80	80

TOTAL LIABILITIES	221	241

Total net assets	162	225
Goodwill (1)		180

Total investment		405
Cash and cash equivalents at acquired company		—

Cash used in the acquisition		405

(1)	Carrying amount in the financial statements of the acquired company.
(2)	In 2005 intangible assets amounting to EUR 74 million were identified that existed at the date of acquisition and that qualified for recognition separately from the goodwill (see Note 10).

On 28 December 2005, Repsol Combustiveis absorbed Repsol Abastecimientos e Serviços a Aviaçao, S.A., Repsol Betumes, Comercialiçao e Distribuçao de Productos, Repsol Portugal Petróleo e Derivados Ltda. y Probetume – Betumes Modificados e Emulsoes, S.A., and the post-merger company changed its name to Repsol Portuguesa, S.A.

-	On 31 July 2004 and 30 November 2004 all the shares of Repsol Lusitania, S.L. and Repsol Polimeros Ltda., respectively, were acquired. The initial investment amounted to EUR 199 million, and the two companies were fully consolidated from the date of acquisition. In September 2005 an additional payment of EUR 3 million was made and, accordingly, the final price of the business combination was EUR 202 million.

In 2005 the purchase price was definitively allocated, which gave rise to the recognition of income of EUR 28 million under the heading “Other Income” in the consolidated income statement relating to the difference between the price paid for the business and the fair value of the assets and liabilities acquired.

The detail of the assets, liabilities and contingent liabilities acquired, classified on the basis of the main balance sheet headings at the date of acquisition, and of the income arising from the difference between the price paid and the fair value of the assets and liabilities acquired is as follows:

	Millions of Euros
	Carrying Am. (1)	Fair Value
Intangible assets	1	—
Property, plant and equipment	171	167
Other non-current assets	2	2
Current trade receivables	83	78
Cash and cash equivalents	23	23

TOTAL ASSETS	280	270

Deferred tax liabilities	1	1
Long-term provisions	1	1
Other non-current liabilities	1	1
Contingent liabilities	—	—
Short-term provisions	37	37

TOTAL LIABILITIES	40	40

Total net assets		230
Revenue		(28)

Total investment		202
Cash and cash equivalents at acquired company		23

Cash used in the acquisition		179

(1)	Carrying amounts in the financial statements of the acquired company.

-	On 31 December 2004, Repsol YPF acquired all the shares of Falk SPA for EUR 30 million, and this amount was classified at 2004 year-end as an “Investments in Companies Accounted for Using the Equity Method”. This company was fully consolidated in the Group’s consolidated financial statements from 1 January 2005.

When the purchase price was allocated to the assets, liabilities and contingent liabilities identified in the business combination, EUR 19 million were recognised as goodwill. Also, an adjustment of EUR 6 million was made to the purchase price which was also recognised as goodwill (see Note 9). The goodwill recognised in relation to this company at 31 December 2005, amounted to EUR 28 million.

In 2005 this company merged with Repsol Italia, Spa and changed its corporate name.

(32)	MEDIUM- AND LONG-TERM INCENTIVE PLANS

Since 2000 the Appointments and Remuneration Committee (formerly the Recruiting and Compensation Committee) of the Board of Directors of Repsol YPF, S.A. has implemented loyalty-building programmes initially aimed at senior executives (see Note 34) but extendible to other persons occupying positions of responsibility in the Group. Under these programmes, a medium-/long-term incentive was included in the remuneration system. The aim of these programmes is to strengthen the identification of executives and managers with shareholders’ interests, while at the same time facilitating the retention by the Group of key personnel in an increasingly competitive labour market.

The various incentive plans in force are as follows:

a)	Incentive plans tied to the appreciation of Repsol YPF shares: 2002-2006 Incentive Plan

Qualification for these incentive payments is tied to the beneficiary remaining in the Group’s employ on each of the dates on which the rights are exercisable. The beneficiaries under these plans are entitled to remuneration in cash on the basis of the appreciation of Repsol YPF, S.A. shares in the Spanish stock markets with respect to specific values and of the number of shares received. This plan does not confer on its beneficiaries any rights on shares or options on shares of Repsol YPF, S.A.

The amount to be received by the beneficiaries of this plan, who do not include senior executives as defined in the Corporations Law, is structured in two tranches, as follows:

-	In the first tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the reference value, which is EUR 13.00.

-	In the second tranche, consisting of a total of 2,679,005 shares, the beneficiaries are entitled to receive a cash amount calculated by multiplying the number of shares assigned to each beneficiary by the difference, if any, between the market price of Repsol YPF, S.A. shares in the Spanish stock markets and the reference value, which is EUR 18.00.

This right will be exercisable as follows:

-	From 1 March 2004, the beneficiaries will be able to exercise up to one-third of their rights for each tranche.

-	From 1 March 2005, the beneficiaries will be able to exercise up to two-thirds of their rights (including, where appropriate, the rights exercised through that date).

-	From 1 March 2006, the beneficiaries will be able to exercise any rights not already exercised. These rights are exercisable until December 2006.

At 31 December 2005 and 2004, the Group had recognised liabilities of EUR 23 million and EUR 12 million, respectively, in relation to the fair value of the options not yet exercised at those dates, is allocated to income on a straight-line basis over the period remaining to the expiry date of the plan. The Group recognised a total expense of EUR 24 million in this connection in 2005. The call options described in Note 38.4 (Other Derivatives Transactions) were arranged.

The changes in the plan in 2005 were as follows:

	Number of Rights
	Exercise Price: 13	Exercise Price: 18
Rights existing at beginning of year	2,379,040	2,595,053
Exercised during the year	876,549	892,096

Rights existing at end of year	1,495,024	1,699,388

Exercisable rights at end of period	624,761	829,111

The detail of the rights exercised during the period is as follows:

	Number of Rights
	Exercise Price: 13	Exercise Price: 18	Share Price
March 2005	369,054	274,278	20.98
June 2005	119,509	162,739	20.11
September 2005	228,622	282,078	25.54
December 2005	159,364	173,001	25.23

Total	876,549	892,096

b)	Incentive plans tied to medium-/long-term objectives: 2003-2006, 2004-2007 and 2005-2008 incentive plans

The three plans of this type in force (2003-2006, 2004-2007 and 2005-2008 incentive plans), are independent of each other but their main characteristics are the same. All three are specific pluriannual remuneration plans covering the years stated. Each plan is tied to the Group attaining a series of strategic objectives. Fulfilment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until 31 December of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In the first two cases (2003-2006 and 2004-2007 incentive plans), the pluriannual incentive payment, if received, will consist of an amount tied to the fixed remuneration for the year the incentive is granted, to which a variable coefficient will be applied on the basis of the extent to which the objectives set are achieved.

In the last case (2005-2008 incentive plan), the payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient tied to the beneficiary’s performance over the period covered by the plan.

None of the three plans involves the delivery of shares or options to the beneficiaries and the incentive payments are not tied to the value of Repsol YPF shares. Provisions of EUR 13 million and EUR 8 million were charged to income in 2005 and 2004, respectively, to meet the obligations arising from these plans (these amounts include those relating to Board members and executive personnel described in Note 34). At 31 December 2005 and 2004, the Group had recognised provisions of EUR 24 million and EUR 13 million, respectively.

c)	Long-service bonus

Since July 1993 the Repsol YPF Group’s executives have been assigned deferred remuneration through a securities mutual fund (FIM) known as the “Long-Service Fund”, title to which is held by Repsol YPF until the amount is vested by the executive.

The purpose of this system is to reward their loyalty, commitment and non-competition with Repsol’s activities in the two years following their retirement.

The deferred remuneration entitles the executive to receive the units accumulated when the employee has been an executive for at least 30 years; when the employee retires, if the employee retires before completing 30 years’ service; or if the employee is terminated without just cause or leaves the Company at the Company’s request without there being grounds for termination.

At 31 December 2005 and 2004, the provisions recognised in this connection on the liability side of the consolidated balance sheet amounted to EUR 73 million and EUR 78 million, respectively; and the recognition thereof gave rise to charges to the 2005 and 2004 consolidated income statements of EUR 12 million and EUR 28 million, respectively.

(33)	INFORMATION ON RELATED PARTY TRANSACTIONS

33.1)	Significant shareholders

Per the most recent information available to Repsol YPF, the Company’s significant shareholders are as follows:

-	La Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”) holds 9.101% of the share capital of Repsol YPF, S.A. (111,106,507 shares) through La Caixa Holdings.

-	Banco Bilbao Vizcaya Argentaria (BBVA) has a direct ownership interest of 5.47% (66,749,945 shares).

-	Repinves, which owns 5.022% (61,315,415 shares). Repinves’ shareholders are “La Caixa” (67.7% of the dividend rights and 100% of the voting rights) and Caixa d’Estalvis de Catalunya (32.3% of the dividend rights).

-	Petróleos de México has an ownership interest of 4.81% (58,679,800 shares) through its subsidiaries Repcon Lux, S.A. and Pemex International España, S.A.

Repsol YPF performs transactions with related parties on an arm’s-length basis. Such transactions include the following transactions with significant shareholders in 2005:

a)	La Caixa d’Estalvis i Pensions de Barcelona

-	Interest rate hedging transactions amounting to EUR 625 million.

-	Foreign currency purchase and sale transactions amounting to EUR 500 million.

-	The average bank balances and financial investments in 2005 amounted to EUR 104 million and generated finance income of EUR 2.9 million.

-	Repsol YPF was granted loans and credit facilities amounting to EUR 33 million, on which it incurred finance costs of EUR 2 million. The credit facility limit is EUR 127 million.

-	In 2005 the guarantee facility gave rise to a cost of EUR 0.35 million for Repsol YPF. The facility limit is EUR 166 million.

-	The costs of bank commissions and fees amounted to EUR 17 million, which includes fixed-income securities transaction placement costs.

-	The cost of renting transactions amounted to EUR 1 million in 2005.

-	At 31 December 2005, La Caixa had issued 274,750 Visa Repsol credit cards, 513 of which are used as corporate cards by Repsol YPF Group employees.

-	The dividends paid in the year amounted to EUR 109 million, including those received through Repinvés.

-	Sales of products to La Caixa Group companies amounted to EUR 0.01 million.

-	Purchases of property, plant and equipment and non-current financial assets from La Caixa Group companies amounted to EUR 0.6 million and EUR 1.3 million, respectively.

-	Services amounting to EUR 1.7 million were received from La Caixa Group companies.

-	Operating lease transactions amounted to EUR 0.7 million.

-	Contributions to pension plans and life insurance schemes amounted to EUR 1.6 million.

b)	Banco Bilbao Vizcaya Argentaria (BBVA)

-	Interest rate hedging transactions amounting to EUR 1,541 million.

-	Foreign currency hedging transactions amounting to EUR 80 million.

-	Foreign currency purchase and sale transactions amounting to EUR 6,929 million.

-	The average bank balances and financial investments in 2005 amounted to EUR 769 million and generated finance income of EUR 24 million.

-	Repsol YPF was granted loans and credit facilities amounting to EUR 156 million on which it incurred finance costs of EUR 2.2 million. The credit facility limit is EUR 688 million.

-	In 2005 the guarantee facility gave rise to a cost of EUR 0.4 million for Repsol YPF. The facility limit is EUR 343 million.

-	The costs of bank commissions and fees amounted to EUR 13 million, which includes fixed-income securities transaction placement costs.

-	The cost of renting transactions amounted to EUR 0.4 million in 2005.

-	At 31 December 2005, BBVA had issued 430,285 Visa Repsol credit cards, 4,081 of which are used as corporate cards by Repsol YPF Group employees.

-	The dividends paid in the year amounted to EUR 42 million.

-	Sales of products to BBVA Group companies amounted to EUR 0.03 million.

-	Indemnity payments amounting to EUR 0.03 million.

-	Contributions to pension plans and life insurance schemes amounted to EUR 8.9 million.

c)	Petróleos Mexicanos

-	The Group recognised purchases of products from Pemex Group companies amounting to EUR 1,495 million.

-	Sales of products to Pemex Group companies amounted to EUR 137 million.

-	Interest rate hedging transactions amounting to EUR 2.2 million.

-	The dividends paid in the year amounted to EUR 25 million.

-	The income recognised from the provision of services amounted to EUR 73 million.

d)	Repinvés

-	The dividends paid in the year amounted to EUR 10 million, excluding those relating to La Caixa.

33.2)	Transactions with Repsol YPF Group companies

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company’s ordinary business activities in terms of their purpose and terms and conditions. Sales to related parties are performed in accordance with the policies described in Note 3.23 on accounting policies.

All material balances, transactions and profits between fully consolidated companies were eliminated on consolidation. All accounts receivable and payable, income, expenses and profits derived from transactions with the proportionately consolidated companies were eliminated in proportion to the share capital of such companies owned by the Group. Transactions with companies accounted for using the equity method were not eliminated on consolidation.

The most significant transactions performed with Group companies and not eliminated on consolidation relate to loans granted and received. The consolidated balance sheet at 31 December 2005, includes EUR 417 million in assets and EUR 9 million in liabilities in this connection. The consolidated income statement includes EUR 30 million of finance income and EUR 0.2 million of finance costs arising from loans to and from Group companies, respectively, and not eliminated on consolidation.

In addition, Repsol YPF Group companies have provided guarantees for transactions of their Group companies although the related risks were not included in the balance sheet through consolidation. The amounts and details of these guarantees are disclosed in Note 37.

33.3)	Transactions with Repsol YPF Group directors and executives

The transactions performed by Repsol YPF, S.A. with the Group’s directors and executives in 2005 are detailed in Note 34 (Information on the Members of the Board of Directors and Executives).

(34)	INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVES

34.1)	Remuneration of directors

a)	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net profit to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

Under the system established and approved by the Appointments and Remuneration Committee, the amounts of the annual remuneration earned in 2005 and 2004 by virtue of membership of each of the Group’s managing bodies are as follows:

	Euros
Managing Body	2005	2004
Board of Directors	154,650	147,285
Standing Committee	154,650	147,285
Audit and Control Committee	38,662	36,821
Strategy, Investment and Competence Committee	38,662	36,821
Appointments and Remuneration Committee	38,662	36,821

The remuneration earned in 2005 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 3.496 million, the detail being as follows:

	Remuneration for Membership of Managing Bodies (in Euros)
	Board	Standing Committee	Audit Committee	Appointments Committee	Strategy Committee	TOTAL
Antonio Brufau	154,650	154,650	—	—	—	309,300
Luis Suárez de Lezo	154,650	154,650	—	—	—	309,300
Juan Molins	154,650	154,650	—	—	38,662	347,962
Antonio Hernández-Gil	154,650	154,650	—	38,662	—	347,962
Enrique de Aldama	154,650	154,650	—	—	38,662	347,962
Gonzalo Anes	154,650	—	—	38,662	—	193,312
Manuel González (1)	64,437	64,437	—	—	—	128,874
Ricardo Fornesa	154,650	154,650	—	—	—	309,300
Gregorio Villalabeitia (1)	64,437	—	—	16,109	—	80,546
Marcelino Oreja	154,650	—	38,662	—	—	193,312
Ignacio Bayón	154,650	—	38,662	—	—	193,312
Carmelo de las Morenas	154,650	—	38,662	—	—	193,312
Jorge Mercader (2)	154,650	—	35,441	3,222	—	193,313
Pemex Intern. España	154,650	154,650	—	—	38,662	347,962

(1)	Resigned on 2 June 2005.
(2)	Left the Audit and Control Committee on 30 November 2005, and joined the Appointments Committee on that same date.

Note (a): On 2 February 2005, the Board of Directors of Repsol YPF, S.A. accepted Ramón Blanco Balín’s resignation as a director and appointed Luis Suárez de Lezo.

Note (b): Paulina Beato and Henri Phillipe Reichstul joined the Board on 29 December 2005, but did not receive any remuneration in 2005.

Additionally, the following should be noted:

-	The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

-	No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, and of the Deputy Chief Executive Officer, to whom the obligations pertaining to his office exist. In both cases, the pension obligations are defined benefit obligations the cost of which is disclosed in the following paragraph.

b) Due to the holding of executive posts and the discharge of executive duties

The remuneration of all kinds (monetary remuneration, compensation in kind and contributions to pension plans and life and retirement insurance policies) earned in 2005 by the Board members who had an employment relationship with or discharged executive duties at the Group in 2005 (Mr. Antonio Brufau, Mr. Luis Suárez de Lezo and Mr. Ramón Blanco) and during the period in which they belonged to the Board, totalled EUR 4.859 million.

c) Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2005 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.422 million, the detail being as follows:

	Euros
	YPF	Gas Natural	Enagas	CLH	TOTAL
Antonio Brufau	83,126	209,091	—	—	292,217
Luis Suárez de Lezo (1)	—	—	—	26,078	26,078
Ramón Blanco (1)	16,717	19,091	3,214	—	39,022
Antonio Hernández-Gil	25,168	—	—	—	25,168
Gregorio Villalabeitia (2)	—	40,000	—	—	40,000

(1)	On 2 February 2005, the Board of Directors of Repsol YPF, S.A. accepted Mr. Ramón Blanco Balín’s resignation as a director and appointed Mr. Luis Suárez de Lezo.
(2)	Resigned on 2 June 2005.

d) Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

34.2)	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2005.

34.3)	Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the consolidated Corporations Law, in order to reinforce the transparency of listed corporations.

The directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with the Company or with Group companies in 2005.

Except as detailed in Appendix II, none of the directors have ownership interests or hold positions in companies engaging in an activity that is identical, similar or complementary to the activity constituting the corporate purpose of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

34.4)	Remuneration of executives

a)	Scope

The information included in this Note relates to the 19 persons who are or were executives of the Group in 2005, excluding, unless stated otherwise, those who are also members of the Parent’s Board of Directors, since the information relating to them is disclosed in Note 34.1).

b)	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the pluriannual incentive plan.

The total remuneration earned in 2005 by executives who form or formed part of the Management Committee, during the period in which they belonged to the Committee, amounted to EUR 6.510 million, the detail being as follows:

Euros
Salary	4,864,097
Attendance fees (1)	282,399
Variable remuneration (2)	960,918
Compensation in kind	402,387

(1)	Relating to the remuneration paid to the members of the Management Committee in their capacity as directors of the Repsol YPF Group companies.
(2)	Including the remuneration paid as a result of the exercise of the rights relating to the 2002-2006 incentive plan.

The total remuneration earned by executives who belonged to the former management bodies of Repsol YPF until leaving the Company’s employ or being assigned to other duties amounted to EUR 2.548 million in 2005.

c)	Incentive plans

As discussed in Note 32 (Medium- and Long-Term Incentive Plans), there are several loyalty-building programmes for Group management consisting of a medium- and long-term incentive payment as part of the remuneration system. The purpose of these plans is to strengthen the executives’ bonds with the interests of shareholders, while encouraging the continuity in the Group of the most outstanding personnel in the context of an increasingly competitive labour market.

In 2005 the following provisions were recognised for executives, including those who are members of the Board of Directors with executive responsibilities, in relation to incentive plans in force:

i.	2003-2006 incentive plan: EUR 0.305 million.

ii.	2004-2007 incentive plan: EUR 0.352 million.

iii.	2005-2008 incentive plan: EUR 0.560 million.

d)	Long-service bonus

The Group has recognised a deferred amount of remuneration payable to its executives which is intended to reward their loyalty to the Repsol YPF Group. For each employee included in this bonus system, the Group makes a provision of a given percentage of their fixed remuneration. The bonus is only paid if one of the following conditions is met: (i) the employee has been an executive for at least 30 years; or (ii) the employee retires, is terminated without just cause or leaves the Company at the Company’s request without there being grounds for termination. The amount recognised in this connection in 2005 for executives, including those who are members of the Board of Directors with executive responsibilities, was EUR 2.936 million.

e)	Pension fund and insurance premiums

The contributions made by the Group in 2005 to the mixed defined contribution plans for executives adapted to the Pension Plans and Funds Law (see Note 3.18) plus the life and accident insurance premiums paid totalled EUR 0.321 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

f)	Advances and loans

At 31 December 2005, the Company had granted loans to its executives amounting to EUR 0.339 million, which earned average interest of 2.80% in 2005. All these loans were granted before 2003.

34.5)	Indemnity payments to executives

In 2005 the following members of the former managing bodies left the Company’s employ: Mr. Ramón Blanco, Mr. Miguel Ángel Remón, Mr. Alfonso Ballestero, Mr. Jorge Segrelles, Mr. Fernando Cid, Mr. Manuel Guerrero and Mr. Juan Pedro Maza. The indemnity payments made to these individuals amounted to EUR 37.872 million, which includes the amounts paid as long-service bonuses.

(35)	HEADCOUNT

At 31 December 2005, the Group had 35,909 employees and the average headcount in 2005 was 35,239 employees. The total headcount at 2005 and 2004 year-end, by professional category, was as follows:

	Number of Employees
	2005	2004
Managers	302	292
Senior line personnel	1,872	1,650
Other line personnel	13,557	12,132
Clerical staff	2,568	2,424
Manual workers, messengers, etc.	17,610	16,839

	35,909	33,337

(36)	OPERATING LEASES

36.1)	The Group as lessee

The minimum payments recognised as period operating lease costs at 31 December 2005 and 2004, amount to EUR 230 million and EUR 176 million, respectively.

At 31 December 2005, the Group had the following long-term payment commitments under non-cancellable operating leases in which the Group is the lessee:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Sea transport - Time charter (1)	129	94	80	75	62	301	741
Leases (2)	73	65	58	44	43	475	758

	202	159	138	119	105	776	1,499

(1)	Repsol YPF has chartered, under time charter arrangements, six crude oil tankers with a total capacity of approximately 739,500m3, the charter contracts for which expire in the period from 2007 to 2011. The total annual lease payment for these oil tankers is approximately EUR 47 million.

In addition, Repsol YPF has chartered, also under time charter arrangements, 12 vessels with a total capacity of approximately 301,800 m3 for the transport of L.P.G. and other products, the charter contracts for which expire in the period from 2006 to 2011. The total annual lease payment for these oil tankers is approximately EUR 49 million.

In 2005 Gas Natural chartered, under a time charter arrangement (basically at long term), six cryogenic vessels for the transport of L.N.G. with capacities of between 35,000 m3 and 130,000 m3. The annual lease payments for these vessels amount to approximately EUR 21 million, based on the Repsol YPF Group’s ownership interest in Gas Natural.

This heading also includes a total of EUR 343 million in relation to operating portion of the charter contracts for five methane gas tankers that the Group holds under finance leases (see Note 23), the charter contracts for which expire in the period from 2022 to 2024.

(2)	Relating mainly to service station leases amounting to EUR 616 million.

36.2)	The Group as lessor

At 31 December 2005, the Group had the following long-term commitments in relation to leases in which the Group is the lessor:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Leases (1)	47	31	30	30	30	209	377

	47	31	30	30	30	209	377

(1)	Relating basically to the amount of the lease for the Gaviota underground natural gas storage facility amounting to EUR 315 million.

(37)	CONTINGENT LIABILITIES AND OBLIGATIONS

Guarantees

At 31 December 2005, the Repsol YPF Group companies had provided the following guarantees to third parties or Group companies whose assets, liabilities and net profit or loss are not included in the consolidated financial statements (proportionately consolidated companies in the proportion not owned by the Group and companies accounted for using the equity method):

•	YPF provided guarantees for the financing activities of Pluspetrol Energy, S.A. amounting to approximately EUR 36 million.

•	In addition, YPF provided various guarantees for its service stations amounting to EUR 0.05 million.

•	Repsol YPF provided guarantees for the financing activities of Central Dock Sud, S.A. amounting to EUR 22 million.

•	Repsol YPF provided guarantees amounting to EUR 23 million for the financing activities of EniRepSa Gas Limited, in which it has a 30% ownership interest.

•	Repsol YPF, S.A. provided guarantees for its holding in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which cover the construction, abandonment of construction and the environmental risks relating to this oil pipeline for up to approximately EUR 13 million, together with the related operating risks for an amount of approximately EUR 13 million. Repsol YPF has pledged all its shares of OCP.

Also, pursuant to Article 11.1 of Royal Decree 1197/1991, of 26 July, in order to guarantee payment of the portion of the cash consideration for the shares of Endesa, S.A. to the shareholders who accept the Offer, Gas Natural has presented to the CNMV two irrevocable joint and several bank guarantees for a total amount of EUR 7,806 million (100% of the amount guaranteed) issued by Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”) and Société Générale.

Asset swap with Petrobrás

The asset swap contract entered into by Repsol YPF Brasil, S.A. and several Petrobras Group companies, whereby assets and equity investments valued at USD 559 million were exchanged, envisages an annual revision of the value assigned in the operation to Eg3, S.A., an Argentine company that owns a refinery and a network of service stations, and to 30% of Refap, S.A., a Brazilian company that owns the Alberto Pasquilini refinery. This value revision, which is calculated by applying the corrective mechanisms envisaged in the contract, will be performed in the eight years following 1 January 2001, and will in any case be limited to a variation of up to 40% in the value assigned to the assets in the swap.

On 29 December 2005, Repsol YPF and Petrobrás entered into a Revision Settlement Agreement, effective 1 January 2006, whereby the parties agreed to finally settle the revisions for 2001 to 2008 in relation to Eg3, S.A. and Refap, S.A. The settlement of the revisions, which had to take place by 1 May 2006, pursuant to the Settlement Agreement, took place in January 2006.

The accompanying consolidated financial statements include all the accounting effects for the Group of the terms of this Agreement.

Lipigas Group purchase option

In November 2000 a 45% ownership interest was acquired in the Chilean group Lipigas. The purchase agreement included an option to purchase an additional 10%, exercisable from 2003 to June 2005, which Repsol YPF did not exercise on maturity. The agreement entered into with the other parties to the acquisition provides for joint control of the company.

Contractual commitments

At 31 December 2005, the Repsol YPF Group had the following firm long-term purchase and sale commitments, some of which include take-or-pay or delivery-or-pay type clauses:

a.	Firm commitments giving rise to cash outflows:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Purchase commitments	2,380	2,066	1,887	1,747	1,728	18,817	28,625
Crude oil	59	59	59	59	59	294	589
Electricity	19	18	18	18	18	147	238
Equipment	8	8	8	8	8	21	61
Natural gas (1)	2,101	1,786	1,720	1,594	1,602	18,241	27,044
L.P.G.	17	19	9	6	6	10	67
Other	11	11	11	11	11	1	56
Oil products	13	13	13	13	13	2	67
Petrochemical products	141	141	38	27	—	—	347
Steam	11	11	11	11	11	101	156

Investment commitments (2)	231	142	42	4	5	8	432

Services (3)	235	267	187	109	107	968	1,873

Transport/transmission commitments	264	247	228	214	200	1,426	2,579
Crude oil	100	99	99	99	98	596	1,091
Natural gas	130	117	117	112	99	797	1,372
Other (4)	34	31	12	3	3	33	116

	3,110	2,722	2,344	2,074	2,040	21,219	33,509

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Including mainly the portion corresponding to the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments amounting to EUR 18,706 million and the Repsol YPF Group’s commitments to purchase gas from Trinidad and Tobago amounting to EUR 7,984 million.
(2)	Relating mainly to the exploration and production investment commitments amounting to EUR 248 million and to investments in combined cycle plants, through the investment in Gas Natural, amounting to EUR 145 million.
(3)	Including gas compression commitments amounting to EUR 1,245 million.
(4)	Relating mainly to commitments to transport petrochemical products amounting to EUR 69 million and commitments to transport L.P.G. amounting to EUR 34 million.

b.	Firm commitments giving rise to cash inflows:

	Millions of Euros
	2006	2007	2008	2009	2010	Subsequent Years	Total
Services	22	23	22	21	21	32	141

Transport/transmission commitments (1)	15	15	15	15	15	84	159

Sale commitments	3,655	3,307	2,795	1,886	1,629	13,786	27,058
Crude oil	10	10	10	—	—	—	30
Natural gas (2)	2,143	1,875	1,821	1,510	1,337	12,136	20,822
LPG	735	735	577	148	82	571	2,848
Other	3	6	1	1	1	4	16
Oil products	487	407	109	59	41	199	1,302
Petrochemical products	277	274	277	168	168	876	2,040

	3,692	3,345	2,832	1,922	1,665	13,902	27,358

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Relating mainly to the transport of YPF crude oil amounting to EUR 155 million.
(2)	Including mainly YPF natural gas sale commitments on the domestic market amounting to EUR 7,668 million, commitments to sell gas from Trinidad y Tobago amounting to EUR 4,292 million, the sale commitments to the Gas Natural Group for the portion of the Group that Repsol YPF does not own amounting to EUR 2,428 million, the portion of the Gas Natural Group’s commitments attributable to Repsol YPF amounting to EUR 2,260 million, commitments to sell gas from Bolivia amounting to EUR 2,030 million and commitments to sell gas to Bahía Bizkaia Electricidad for the portion of the company that Repsol YPF does not own amounting to EUR 1,370 million.

Other commitments and contingencies

Company management considers that there are currently no lawsuits, disputes or criminal, civil or administrative proceedings involving the Company, the companies in its Group or anyone holding administrative or management posts (the latter, to the extent that they could involve the Company or its Group) which, given their amount, could have a significant impact on the consolidated financial statements and/or the financial position or profitability of the Group.

Nonetheless, it is important to note the following in relation to the litigious situations in which the Repsol YPF Group is involved:

United States of America

The following list is a brief description of certain potential environmental and other liabilities of Maxus Energy Corporation (“Maxus”, a subsidiary of YPF which became an indirect subsidiary of Repsol YPF following the acquisition of YPF) which relate mainly to the 1986 sale of the former chemicals subsidiary of Maxus, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”). Under the shares sale and purchase agreement executed on occasion of the sale, Maxus assumed certain liabilities relating to past operations of Chemicals. Tierra Solutions Inc. (“Tierra”, a subsidiary of YPF) has taken on practically all of Maxum’s former obligations to Occidental in relation to Chemicals.

At 31 December 2005, the Repsol YPF Group, through YPF Holdings Inc., had recorded provisions for approximately USD 95 million (EUR 80 million) to cover all significant risks relating to the environmental liabilities taken on under the shares sale and purchase agreement. Repsol YPF considers such provisions to be sufficient to cover all the significant risks until such risks can be reasonably estimated. However, changes in the current circumstances, including the disclosure of damage to the environment could increase the liabilities in the future.

Newark, New Jersey. Tierra, on behalf of Occidental, is performing various works and conducting various studies and developments relating to the former agrochemical plant of Chemicals in Newark, including most notably:

•	Under an agreement of compromise between the U.S. Environmental Protection Agency (“EPA”), the Department of Environmental Protection and Energy of New Jersey (“DEP”) and Occidental, as the successor of Chemicals, Tierra built the remediation facility at the former Chemicals plant and is waiting for the EPA to approve the completion of construction. Repsol YPF recorded a provision for the full amount of the estimated cost of completing the optimisation phase and, thereafter, carrying on the relevant operation and maintenance activities for a period of 10 years starting on 1 January 2005.

•	Certain studies have indicated that sediment in the Newark Bay, including the Passaic River near the former Chemicals plant in Newark, are polluted with hazardous chemical substances from various sources. Under an agreement with the EPA, Tierra is conducting studies along a six-mile stretch of the Passaic River near the location of the plant. Tierra expects to complete these studies in 2005.

•	The EPA and other agencies are promoting a collective effort known as the Passaic River Restoration Project (“PRRP”) aimed at dealing with environmental issues in the Lower Passaic River. Tierra has agreed, together with other entities, to participate in the remediation research and in the viability study of the PRRP.

•	In 2003 the DEP issued a Directive aimed at dealing with the damage to natural resources supposedly resulting from nearly 200 years of commercial and industrial development along 17 miles of the Lower Passaic River and a part of its basin. Although all or part of the Lower Passaic Rover was designated as a Superfund and is covered by the PRRP, the DEP has declared its jurisdiction over the matter. Maxus and Tierra, among others, filed the relevant allegations to the Directive. Conversations were initiated between the DEP and the parties involved, with a view to reaching an agreement.

•	In February 2004, the EPA and Occidental executed an administrative consent order relating to Newark Bay. Under the Order, Tierra, on behalf of Occidental, agreed to conduct tests and studies, the nature and scope of which must be approved by the EPA, to characterise the polluted sediments and flora and fauna of the Bay.

At 31 December 2005, the provision recorded to cover these activities amounted to USD 18 million (EUR 15 million). Until the studies are concluded and analysed, Repsol YPF cannot estimate the additional costs which could be incurred on these matters.

Hudson County, New Jersey. Tierra, on behalf of Occidental, is conducting various works, studies and developments relating to the former chemical plant which engaged in the processing of chromium ore in Kearney including, most notably, the following:

•	According to the DEP, chromium ore waste from these plants, including the Chemicals plant, was used as fill material in various sites in Hudson County. Pursuant to an administrative consent order between the DEP and Occidental (as the successor of Chemicals), Tierra is carrying out research and remediation work on some of the sites with chromium ore waste in Kearney and Secaucus, New Jersey. It is also providing financial guarantees for USD 20 million. The total remediation cost is uncertain.

•	In June 2004 the DEP stated its intention to conduct tests on the sediments in a portion of the Hackensack River near the former Kearney plant. Tierra and other interested parties are holding conversations with the DEP in relation to this matter.

•	On 3 May 2005, the DEP undertook two actions relating to chromium sites in Hudson and Essex Counties. First, it issued a Directive to former chromium producers, including Maxus and Occidental, ordering these entities to clean up the waste generated by the processing of chromium ore at three sites in the city of Jersey and to conduct a study by paying the DEP a total of USD 20 million (EUR 17 million). Secondly the DEP filed a complaint at the State courts claiming, inter alia, the clean-up of various sites where similar waste supposedly exists, the reimbursement of previous costs and, in relation to 18 sites, significant damages. Repsol YPF deems both the Directive and the complaint to lack substantial grounds with respect to Maxus and/or Occidental. The parties have initiated preliminary conversations with a view to reaching an agreement.

At 31 December 2005, the provision recorded in this connection amounted to USD 25 million (EUR 21 million). Until the investigations and testing programs are completed Repsol YPF cannot estimate the additional costs which might be incurred in this connection.

Painsville, Ohio. Tierra, on behalf of Occidental, is conducting remediation research and studies, and performing other work relating to the former Chemicals manufacturing facilities in Painsville. In general, this work relates to the Director’s Final Findings and Order (the “Order”) issued by the Ohio Environmental Protection Agency (the “OEPA”). The OEPA approved some of the work, including the remediation of a former cement plant and of an aluminium foundry. Other work is being performed with a real estate agent for the possible development of a part of the site. At 31 December 2005 the provision recorded for the estimated share in the research, studies and work costs amounted to USD 13 million (EUR 11 million). It is currently impossible to estimate the scope and nature of any research, remediation or additional work that may be required.

Greens Bayou, Texas. Following the resolution of a complaint filed by the Port of Houston, the defendants submitted their relevant liabilities to arbitration. The initial award required Maxus and Tierra, on behalf of Occidental and as the successors of Chemicals, to pay the remaining defendants approximately USD 26 million, plus any interest, and to pay approximately 70% of certain future remediation costs. In relation to the first part of the award, Maxus and Tierra paid approximately USD 28 million through a fiduciary account in December 2004. Maxus and Tierra have requested a review of the initial award, as part of the arbitration process and, independently, have appealed the award at court. At 31 December 2005, the provision recorded in this connection amounted to USD 26 million (EUR 22 million). The defendants have reached a preliminary agreement to resolve the matter, although the agreement cannot be ensured until it receives the necessary approvals and is executed in writing.

Miscellaneous. Other situations with an impact on Tierra and Maxus include, most notably, the following:

•	Occidental, as the successor of Chemicals, has been designated the potentially responsible party for certain third-party sites where hazardous substances from Chemicals operations supposedly ended up. No estimate can be given at this time of the costs that could be incurred by Chemicals in relation to some of these sites. Provisions have been recorded for USD 3.1 million (EUR 2.6 million) for the estimated costs relating to some of the others.

•	A subsidiary of Occidental filed suit at a court in Ohio requesting a ruling on the parties’ right in connection with the obligations for certain costs supposedly relating to the Chemicals plant in Ashtabula, Ohio, as well as other costs. The parties have initiated conversations with a view to reaching an agreement.

•	In 2002 a subsidiary of Occidental filed suit against Maxus and Tierra at a court in Dallas, Texas requesting a ruling on the obligation of Maxus and Tierra to defend and indemnify Occidental in relation to certain past obligations of Chemicals deriving from the manufacture of products, notwithstanding the fact that (a) the shares sale agreement stipulates a 12-year limit on defence and indemnities in relation to most of the lawsuits and (b) Tierra is not a party to that agreement. This matter will be submitted to judgment during the first quarter of 2006.

•	There are other sites and matters in relation to which Maxus agreed to defend Occidental, as the successor of Chemicals. Nonetheless, none of these sites or matters is expected to have a material adverse effect on the financial position of Repsol YPF.

•	The New Jersey Department of Environmental Protection and the Administrator of the Spill Compensation Fund of New Jersey, USA (the “Complainants”) have filed suit at a court in Essex County, new Jersey against Occidental Chemical Corporation, Tierra Solutions Inc., Maxus Energy Corporation, Repsol YPF S.A. (“Repsol”), YPF S.A. (“YPF”), YPF Holdings Inc. and CLH Holdings (collectively, the “Defendants”), although notice of the complaint has yet to be serve on Repsol and on YPF. The matter has been forwarded to the Federal Courts of New Jersey.

The Complainants report infringements of the Spill Compensation and Control Act and of the Water Pollution Control Act, losses and violation of property in relation to a site in Newark, New Jersey supposedly operated by the Defendants. The Complaints ask to have all Defendants held liable for cleaning up the Passaic River and for the following unspecified amounts: (1) costs incurred on the lawsuit, (2) costs of restoring the property, (3) losses relating to the alleged pollution of the river and reduction in property value, (4) costs of evaluating, restoring and replacing the damaged natural resources, and (5) expenses incurred the State of New Jersey relating to the alleged pollution of the River.

Class Action suits. Reduction of reserves: As from the communication on 26 January 2006 of the reduction of the Group’s reserves by 1,254 million barrels of oil equivalent (see Note 14), which entailed a 25% negative adjustment to proved reserves at 31 December 2004, it has become known through articles in the press that various suits (“class action complaint securities laws”) have been filed against Repsol YPF, S.A., but no notice thereof has been served to date.

Ecuador

The General State Controller’s Office conducted a special examination of Petroecuador for adjustments in the differential of oil quality and transportation in the Trans-Ecuadorian Oil Pipeline System (Sistema de Oleoducto Trans-Ecuatoriano or SOTE) between January 1997 and March 2000. A marginal note was recorded against Repsol YPF for 2.5 million barrels, equal to USD 60.6 million, according to the valuation made at that time by the Controller’s Office. The Company appealed the marginal note at the District Judicial Review Court, which handed down a judgment on 15 September 2005. The judgment dismissed the appeal by Repsol YPF and declared the appealed administrative assessments to be valid. This judgment has been appealed in cassation at the Supreme Court and, accordingly, has not yet been enforced.

On 30 January 2001, Repsol YPF Ecuador S.A. and Oleoducto de Crudos Pesados Ecuador S.A. executed the Second Amendment and Codification of the Initial Shipper Transportation Agreement. Pursuant to this agreement, Repsol YPF Ecuador S.A. reserved Guaranteed Capacity in the crude oil pipeline equivalent to one hundred thousand (100,000) barrels of oil per day, the payment obligation becoming effective as from October 2003. Currently 30,000 of the 100,000 barrels are being transported but the differential is tax deductible. The Guaranteed Capacity obliges Repsol YPF Ecuador S.A. to transport or pay the transportation tariff per barrel of this capacity reserve in the crude oil pipeline (Ship or Pay Tariff or SOP). The obligation to pay the SOP tariff matures in 2018, while Repsol YPF Ecuador S.A.’s concession in Block 16 (which is the production being transported through the crude oil pipeline) finalises in 2012. The production deficiency for the 2012 - 2018 period has been quantified at USD 222 million (EUR 188 million), for which a provision has been recorded.

Trinidad & Tobago

In November 2005 Atlantic L.N.G. 2/3 Company of Trinidad and Tobago Unlimited notified Repsol YPF, S.A. of a request for arbitration aimed at the renegotiation of prices under the agreements for the sale and purchase of L.N.G. from Trains 2 and 3 in force between the aforesaid company and Repsol YPF, S.A. The arbitrators have not yet been appointed nor has the statement of disputes been agreed. For this reason there is not yet sufficient information for valuing potential outcome and risk.

Mexico

In ordinary civil proceeding 72/04 brought by Diputados Federales y Senadores de la Quincuagésima Novena Legislatura del Congreso de la Unión (Federal Representatives and Senators of the Fifty-ninth Legislature of the Congress of the Union), the plaintiff argued that the public works contract based on unit prices executed with PEMEX was legally void due to being a simulated legal transaction used to conceal the execution of an exploitation contract. Notice of the suit was served on Repsol Exploración México, S.A. de C.V. and on Repsol Exploración, S.A. It was resolved in a final judgment, issued within the direct appeal for protection filed by the plaintiff, that the legislators who signed the complaint lacked the legal personality and interest required to make the claims set forth in the document that gave rise to the proceeding.

Bolivia

In May 2005 the National Congress of Bolivia approved a new Oil and Gas Law stipulating a new legal framework and affecting various aspects of the legal regime under which the Repsol YPF Group had been operating.

In August 2005 suit was filed against various Bolivian companies, including Andina SAM, known as “Acción de Puro derecho”, with a view to having the shared risk agreements executed in order to carry out transactions in Bolivia declared void and invalid.

At the date on which these financial statements were prepared and according to the available information, the foregoing aspects are not deemed to have a significant impact on the consolidated financial statements at 31 December 2005.

Argentina

a)	By virtue of the YPF Privatisation Law, the Argentine State took on certain obligations that YPF had at 31 December 1990. Decree 546/93, relating to the Privatisation Law, stipulated certain limits on the assumption by the Argentine State of the costs borne by YPF for legal services for the defence of the aforesaid obligations. The Argentine State is to take on those costs provided that the compensation stipulated in the agreements is fixed and does not depend on the amount of the claims made. YPF is obliged to keep the Argentine State informed of any claim against YPF deriving from the obligations assumed by the Argentine State. In certain claims relating to acts or events prior to 31 December 1990, YPF has been required to advance the payment of the amounts stipulated in certain court decisions. YPF considers that it is entitled to be reimbursed for these payments by the Republic of Argentina.

b)	On 22 March 1999, notice was served on YPF of Resolution 189/99 by the Argentine Secretariat of Industry, Commerce and Mining, under which the company was fined 10 million pesos for alleged abuse of dominant position in the Argentine bulk L.P.G. market through the practice of price discrimination between exports and domestic market sales between 1993 and September 1997. In July 2002, the Supreme Court upheld the fine, which was paid by YPF.

On 22 March 1999, Decision 189/99 of the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia or “CNDC”) ordered the commencement of an investigation to check whether the penalised abuse of dominant position had been repeated between October 1997 and March 1999. On 19 December 2003, the CNDC concluded the investigation and accused YPF of abuse of dominant position during that period.

On 20 January 2004, YPF submitted its defence, requesting the annulment of the decision, basing its claims on the fact that the alleged administrative infringement had become statute-barred, on procedural defects and on other substantive matters.

The claim that the infringement is statute-barred should be successful according to the position taken by the Argentine Supreme Court in the case conducted against YPF for abuse of dominant position in the L.P.G. market between 1993 and 1997, pursuant to which the statute of limitations on administrative infringements (investigated pursuant to Law 22.262) such as those of which YPF is accused, is equal to two years. YPF holds that the law applicable to the case is Law 22.262, rather than Antitrust Law 25.156, since the conduct of which it is accused took place prior to 29 September 1999, on which date the latter came into force.

YPF filed appeals at the National Appellate Court for Criminal and Economic Matters: (i) on 29 July 2003, prior to the CNDC’s rejection of the request for the annulment of the resolution giving rise to the summary proceedings, without first resolving YPF’s claim that the statute of limitations had expired; (ii) and on 4 February 2004, due to the CNDC’s rejection of the request for the annulment of the resolution giving rise to the accusation for lack of majority and pre-judgment.

The National Appellate Court for Criminal and Economic Matters finally dismissed YPF’s claim of a lack of majority in the adoption of the appealed resolution. Also, on 31 August 2004, YPF appealed the CNDC’s decision to reject the claim that the statute of limitations had expired. The CNDC admitted the appeal and forwarded the proceedings to Chamber 2 of the National Appellate Court for Federal Civil and Commercial Matters and, consequently, avoided the prior intervention of Chamber B of the National Appellate Court for Criminal and Economic Matters. As soon as YPF is notified of the admission of the appeal for consideration, it may submit grievances. On 3 March 2006 the CNDC handed down an interim ruling on the evidence adduced by YPF in the summary proceedings.

c)	On 20 April 2004 YPF was notified of a request for arbitration filed by CMS ENSENADA S.A. pursuant to the agreement for the supply of electricity and steam to the La Plata Refinery executed on 16 August 1995 between YPF and Energía y Vapor S.A. – CMS Ensenada S.A., UTE (thereafter succeeded by CMS ENSENADA S.A.). The plaintiff claims that the payment of the supplies should be made in the currency originally agreed (USD) and not in Argentine pesos, holding that the conversion of foreign currency obligations into pesos as provided in the Emergency Law is unconstitutional. YPF is currently preparing the answer to the request and collecting the relevant information.

d)	Although it has not received any formal notice whatsoever, YPF has certain information regarding a criminal proceeding brought by the Secretary of Environmental Policy of the Province of Buenos Aires due to an apparent worsening of the water quality in the west canal adjoining the La Plata Refinery: inter alia, for potential damage to health due to the existence of volatile particles and hydrocarbons and the breach of a remediation plan for the canals.

e)	In December 2002, YPF brought declaratory action at an Argentine Federal Court requesting clarifications on the uncertainty arising from opinions and statements made by various official advisory bodies which were of the opinion that the right held by the oil and gas industry over the unrestricted availability of up to 70% of the currencies from oil and gas exports, established in Decree 1589/89, had been implicitly repealed by the new exchange regime established by Decree 1606/02.

On 9 December 2002, YPF obtained injunctive relief whereby the Argentine State, the Central Bank of the Republic of Argentina and the Minister of Economy were ordered to refrain from taking any action which could interfere with YPF’s entitlement to and use of 70% of the foreign currencies from its oil and gas exports. Subsequent to the publication of Decree 2703/02, YPF extended its request for clarification with a view to resolving any doubt that might be raised by said Decree. On 1 December 2003, the National Appellate Court for Administrative Matters resolved that Decree 2703/02, which permitted companies in the oil and gas industry to keep abroad up to 70% of the revenues from exports, made the injunctive relief unnecessary. In any case, the decision of the National Appellate Court was silent with respect to the applicability of the exemption from the obligation to convert revenues from export activities carried on by oil and gas companies into national currency.

On 15 December 2003, YPF filed a motion for clarification, asking the court to clarify whether the exemption was applicable to oil and gas companies between the date of issue of Decree 1606/01 and that of Decree 2703/02. On 6 February 2004, the National Appellate Court dismissed the motion of YPF, indicating that Decree 2703/02 was sufficiently clear and upheld the cancellation of the injunctive relief which prohibited the Central Bank and the Ministry of Economy from interfering with the YPF’s entitlement to revenues in foreign currency. Having regard to the existence of a valid new special system permitting the unrestricted availability of up to 70% of the foreign currencies from oil and gas exports, YPF deemed it advisable to discontinue its action for reasons of procedural strategy. In any case, in the light of the Central Bank’s requirement for the conversion of foreign currency from exports carried out since the issue of Decree 1606/01 and the coming into force of Decree 2703/02, YPF could appeal it through the relevant administrative procedures in addition to requesting injunctive relief.

f)	Though SCC Provision 27/04, the Secretariat of Energy established the Programme for the Rationalisation of Natural Gas Exports and the use of Shipping Capacity, which required cutbacks on natural gas exports with a view to satisfying the Argentine domestic market. The

Programme was replaced by the Supplementary Programme for Supplying the Domestic Natural Gas Market approved by Resolution SE Nº 659/04, under which the Argentine State required producers/exporters to inject additional volumes (“Additional Injection”) of natural gas into the domestic market to supply the demand of certain domestic consumers. Additionally Resolution SE Nº 752/2005 provided that industrial users and fossil fuel generators (as well as the body in charge of dispatching electricity) could request volumes of gas by submitting standardised irrevocable offers on the Electronic Gas market. Should those standardised irrevocable offers remained unsatisfied, the users could apply to the Secretariat of Energy for the supply of natural gas through Permanent Additional Injections (“Permanent Additional Injections”) required of the producers/exporters. Resolution SE Nº 752/05 and its supplementary provisions also established a similar system for assigning Permanent Additional Injections to fill the unsatisfied demand of compressed natural gas (“CNG”) stations. These additional volumes (Additional Injection and Permanent Additional Injections) are not set forth in contractual undertakings, forcing YPF to make the authorised exports under the relevant agreements and permits, whose performance has been conditioned by the aforesaid program. YPF appealed these measures. However, in the absence of a favourable resolution, YPF was obliged to comply with them in order to avoid greater losses for the company and its export customers. In this connection YPF informed its customers that the aforesaid Resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extracontractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. This view was rejected by its customers who claim the payment of damages and/or penalties for breach of supply undertakings, reserving their rights to file future claims. One of the customers billed YPF for damages under a “deliver” or “pay” clause, which invoices have been rejected by the company.

g)	On 21 January 2005, YPF was notified of a request for the appointment of arbitrators filed by Endesa. On 27 June 2000 Endesa and YPF executed an agreement for the sale of gas at a “Maximum Daily Quantity” (MDQ) of 900,000 m3/day, with the option to increase the MDQ by another 900,000 m3/day. The increase of the MDQ was subject to the following conditions precedent: (i) Endesa must exercise the option and (ii) YPF must obtain the relevant export permit for the increase. On 14 July 2000, Endesa exercised the option. Nonetheless, the export permit was denied by the Secretary of Fuels on 25 October 2001. The two parties appointed their arbitrators. On 15 February 2006 YPF received the notice of the arbitral claim. This amount claimed, at 31 December 2005 was USD 32 million (EUR 27 million). The arbitral claim also estimated that the amount of future damage calculated through the first half of 2015 would total USD 322 million (EUR 273 million).

h)	In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Bárbara S.R.L. (“FSB”), filed suit at a court in Delaware, USA, against Pan American Energy LLC (“PAE”), operator of the joint venture (in which YPF has a 22.5% shares) that manages the current operating concession in the area of Acambuco, in the Salta Province. The complainant claims damages to its reforestation business in that area, occasioned, inter alia, by the presumed uncontrolled cutting of forest vegetation and the destruction of thousands of deciduous trees. Should the claim be admitted and unless there has been serious negligence on the part of the operator, YPF would be deemed liable pro rata to its share in the joint venture. The claimant also asks to have the joint venture ordered to carry out the environmental remediation activities. The amount of the claim has not yet been determined, although on 7 January 2002 PAE received a notice from FSB claiming 50 million Argentine pesos (EUR 14 million).

The proceedings are currently being conducted by the Courts of Delaware following the decision of the Delaware Supreme Court to admit the jurisdictional authority together with that of the Argentine Courts, which decision has been appealed at the US Supreme Court.

i)	In October 2002 YPF and Repsol YPF Gas were notified of a complaint filed by Autogas, S.A. The answer to the complaint was filed on 12 December 2002. Autogas, S.A. claims damages amounting to approximately 117 million Argentine pesos (EUR 33 million) which, at current values, amount to 357 million pesos (EUR 100 million). The complaint is based on YPF’s alleged exercise of dominant position on the L.P.G. market, claming breach of contract and infringement of the trademark law between 1994 and 1997. YPF deems the complaint to lack substantial support and that the documents filed in the proceedings to date have not proven the causal relationship between the alleged conduct and the damages claimed.

j)	In May 2002, the National Navy Retirement Centre filed suit against Repsol YPF claiming that the defendant be ordered to remedy the supposed ecological damage caused by the activity of the La Plata refinery to the waters of the Río de la Plata, Río Santiago, and Pluma Río Santiago. The complaint estimated the remediation cost to amount to approximately USD 1,391 million (EUR 1,175 million). YPF deems that most of the environmental damage claimed by the plaintiff, should it be proven, would have been caused by actions carried out prior to the privatisation of YPF and, accordingly, would be the exclusive liability of the Argentine State pursuant to the YPF Privatisation Law. Please note that, although the complaint appears to have been filed against Repsol YPF, this is actually thought to be an error and the complaint is deemed to have been filed against YPF. The complaint was filed on 22 May 2002 and, to date, no notice thereof has been served.

k)	Under the agreement for the sale and purchase of shares in Electricidad Argentina, S.A. and Empresa Distribuidora y Comercializadora del Norte, S.A., executed on March 31, 2001 between Endesa Internacional, S.A. and Astra Compañía Argentina de Petróleo, S.A., as vendors, and EDF Internacional, S.A. (“EDF”), as purchaser, EDF initiated an international arbitration procedure in July 2002 against Endesa Internacional, S.A., Repsol YPF and YPF, pursuant to the Arbitration Regulations of the International Chamber of Commerce. In its claim, EDF asked to have the defendants be ordered, on a joint and several basis, to pay USD 69 million (EUR 58 million) as a price adjustment due to the elimination of parity between the Argentine peso and the US dollar prior to 31 December 2001.

YPF deems that EDF’s claim to lack substantial support, basing its position on the fact that parity was not eliminated until January 2002 and that, accordingly, EDF is not entitled to the adjustment claimed. YPF also filed a counterclaim against EDF for USD 14 million (EUR 12 million) for the revision of the sale price.

In turn, Repsol YPF filed an exception claiming a lack of standing to be sued based on the fact that it was not party to the share sale and purchase agreement. This exception was upheld by the Arbitral Tribunal on 11 February 2005.

l)	Suit was filed against YPF in Argentina by the Neuquén Indian Confederation, the Mapuche Paynemil Grouping, Lof Comunidad Kaxipay and 95 individual member of these associations for USD 457 million (EUR 386 million) claiming damages for supposed contractual liabilities and hypothetical environmental damage and personal injuries deriving from the activity of YPF in the Loma La Lata-Sierra Barrosa region in the Neuquén Province of Argentina. Of the total amount of the claim, USD 306 million (EUR 258 million) are for remediation purposes. YPF served notice of this claim on the Argentine State, pursuant to the Privatisation Law. The company deems the complaint to lack substantial support.

m)	On 17 November, 2003 the CNDC requested explanations from a group of nearly 30 natural gas producers, including YPF, in relation to the following matters: (i) inclusion of clauses restricting competition in agreements for the sale and purchase of natural gas; and (ii) observations regarding gas imports in Bolivia, emphasising (a) the former agreement between the State YPF and YPFB (the Bolivian oil company), now expired, under which (according to the CNDC) YPF sold Bolivian gas in Argentina for less than the acquisition cost, and (b) the frustrated attempts to import gas from Bolivia made in 2001 by the marketer Duke y Distribuidora de Gas del Centro. On 12 January 2004, YPF submitted the relevant explanations.

On 20 January 2005 YPF was notified of the Resolution of the CNDC dated December 2, 2004, in which it rejected the exception of “non bis in idem” put forth by YPF on grounds that ENARGAS was not authorised to resolve the matter when the Enargas Resolution 1.289 was issued, in which the commencement of preliminary investigations was ordered.

n)	In October 2002 YPF was notified of complaints filed by residents in the vicinity of a YPF service station claiming approximately USD 21 million (EUR 18 million) for damages supposedly caused by a product leak.

o)	On November 7, 2003, the former national representatives Arturo Lafalla and Ricardo Falu, inter alia, filed a complaint at the CNDC against YPF for abuse of dominant position on the bulk L.P.G. market during 2002 and part of 2003. The conduct complained against consists of selling bulk L.P.G. on the domestic market at prices higher than export prices, thus restricting the availability of the product on the domestic market. On 15 December 2003 the CNDC decided to forward the complaint to YPF and request explanations, which were submitted on 21 January 2004. The main arguments put forth as support are the absence of any restriction whatsoever of the L.P.G. supply on the domestic market by YPF and the fact that the domestic demand during that period may have been supplied with the production of YPF’s competitors, for which reason the market share of YPF cannot be classed as dominant position. The CNDC is now to decide whether to accept YPF’s explanations or to initiate the relevant summary proceeding.

p)	On 29 March 2004 the Neuquén Province filed a complaint for an unspecified amount against YPF, in which it claimed the payment of indemnification for easements on provincial tax exempt lands forming part of certain areas granted to YPF as concession holder of oil and gas operating rights. It also claimed indemnification for the use of certain materials, contending that YPF had mined them from tax exempt lands, and for losses incurred on the supposed interference caused by YPF’s activities in the execution of irrigation works in the Loma La Lata oilfield. YPF answered the complaint, asking to have it rejected on grounds that, pursuant to certain Articles of the Mining Code, such easements are free of charge. It also held that the materials existing on tax exempt lands are of common use as long as the Province has not granted rights thereto to third parties. With respect to the supposed interference in the execution of irrigation works, YPF contended that the regular exercise of easement rights entails restrictions on use by the owners and that, furthermore, this complaint is not supported by evidence included in the files.

q)	The Patagonian Association of Landowners (Asociación de Superficiarios de la Patagonia or ASSUPA) filed suit against the concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, S.A., asking to have them ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is higher then 550 million pesos (EUR 154 million). The plaintiff requested injunctive relief whereby the defendants are ordered to refrain from carrying on activities with an impact on the environment, which was rejected by the Argentine Supreme Court. The defendants filed an exception claiming a legal defect with a view to having the Court order the plaintiff to describe the events on which it bases its claim, to identify the damage which is to be remedied, as well as the causal relationship between those events and that damage, in order to permit the defendants to answer the claim and specify the events and circumstances which are to be disputed and proven in court. The filing of the exception caused the deadline for answering the claim to be held in abeyance.

r)	A group of 264 residents in the vicinity of the La Plata refinery filed a collective claim in the case known as “Abreo, Jacinto and others vs. YPF S.A. regarding damage and losses” for an amount currently totalling ARP 46 million (EUR 13 million), as an indemnity for the deterioration of quality of life and damage to the environment arising from the Refinery’s activities. It as answered by asking to have the claim rejected.

s)	The Union of Users and Consumers claim from Repsol YPF, SA the return of sums supposedly overcharged to consumers of bottled L.P.G. during the 1993/2001 period, as a surcharge on the product on the domestic market over export prices. Although the case currently involves an unspecified amount, there is a clear reference to the fact that the damage occasioned during the 1993/1997 period would amount to the 91 million pesos (EUR 26 million) referred to in Resolution 189/99 mentioned in paragraph b) above. Although the complaint was erroneously filed against Repsol YPF SA, it could be corrected and filed against YPF SA. It is important to note that, based on a reasonable interpretation of the legislation in force on the matter, the action relating to most of the period involved in the claim would be statute-barred. Repsol YPF, SA has filed various points of defence, such as the exception claiming expiration of the statute of limitations and the lack of legal standing to be sued. The court conducting the proceeding declared itself to lack jurisdiction and decided to have the proceeding dismissed, which decision was appealed by the plaintiff and is to be resolved by the Federal Chamber.

t)	The Neuquén Province filed suit against YPF S.A. and another 17 oil companies at the Federal Court of the Province, asking to have the companies ordered to settle the oil and gas tax on sales of oil and gas according to the international listed price per barrel of crude oil, regardless of whether sales are made to the local market or abroad, attempting to support this claim with Article 6 of Law 25.561. The plaintiff also requested injunctive relief whereby the defendants were ordered to settle the tax according to their request. The Federal Judge, after ordering the injunctive relief, clarified that it referred to the tax on oil and gas subject to export duties and did not include the settlement of tax on oil and gas traded on the local market and, accordingly, it was appealed by the Neuquén Province. YPF S.A. has asked the Argentine Supreme Court to rule that the case brought at the Federal Court and the injunctive relief ordered by that Court fall under to the original and exclusive jurisdiction of the Supreme Court.

u)	On February 20, 2006, Neuquén Province Decrees numbers 225/06 and 226/06 were published in the Official Gazette. The Decrees require the settlement of tax on domestic market sales of oil and gas produced in the Neuquén Province, in line with international prices which are higher than those collected by YPF, thus contradicting the provisions of Law 17.319 and increasing the amount of the tax without lawful justification. The tax system, in particular its determination and settlement, was regulated by the Argentine State, and Decrees numbers 225/06 and 226/06 run counter to the national regime. Consequently, the Decrees are in violation of national legislation and the principle of the supremacy of national legislation over provincial legislation (Article 31 of the National Constitution of the Republic of Argentina), this being a case of legislation penalised by the National Congress by virtue of the attributions provided for under Article 75 inc. 12º CN. The courses of action to be taken are currently being analyzed based on the foregoing, and the bringing of action at the Argentine Supreme Court is foreseen, asking to have the aforesaid Decrees rendered null and void and for injunctive relief whereby the Province is prevented from filing suit to enforce tax payments determined pursuant to Decrees 225/06 and 226/06.

v)	A group of residents in the vicinity of the La Plata refinery filed a claim in the case known as “Salagre, Petro and others vs. YPF and others regarding the indemnification of damage and loss and environmental remediation” for the environmental remediation of the canals surrounding the La Plata Refinery. They also claim the indemnification of damage and losses they say were caused to them personally (damage to health and nonpecuniary losses) and to their properties by environmental pollution. They attribute the environmental pollution to the activity of YPF before and after its privatisation, for which reason the Argentine State has been summoned to present its defence and eventually to be held liable for the part of the claim referring to activity carried on before the privatisation. Despite the fact that YPF put forth the existence of an environmental liability relating to the Argentine State, there is a possibility of the judgment ordering YPF to meet the expenses of remedying those liabilities. In such case, the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to 1 January 1991 since YPF is held harmless pursuant to Law 24.145.

The Repsol YPF Group has other contingent liabilities relating to environmental obligations linked to its habitual activity (see Note 39).

The Company’s directors consider that the provisions recorded adequately cover the risks arising from the contingencies described above.

(38)	DERIVATIVES TRANSACTIONS

38.1)	Fair value hedges

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period.

Swaps on crude oil prices

Through its holding in YPF, S.A., Repsol YPF has arranged a swap contract on crude oil prices in order to hedge the current value of crude oil deliveries under a forward sale agreement. By virtue of this swap, the Company will receive floating market prices and pay fixed prices. At 31 December 2005, the contract covered approximately 6 million barrels of crude oil.

This price swap is treated as a fair value hedge of the price of crude oil. At 31 December 2005, the fair value of these hedging instruments was EUR 203 million and they mature in the period from 2006 to 2008.

Interest rate options

In May 2001 REPSOL YPF arranged an interest rate option purchase and sale transaction on a notional amount of EUR 1,000 million tied to the preference shares issued on that date (see Note 18).

The characteristics of these options are as follows:

•	Repsol YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2001, the first maturity being on 1 October 2001, and the last on 30 June 2011.

•	Repsol YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for Repsol YPF of this preference share issue in the first ten years was established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective 30 June 2002, Repsol YPF arranged an interest rate option purchase and sale transaction on a notional amount of EUR 1,000 million tied to the preference shares amounting to EUR 2,000 million issued in December 2001 (see Note 18).

The characteristics of these options are as follows:

•	Repsol YPF sold a right by virtue of which it would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on 30 June 2002, the first maturity being on 30 September 2002, and the last on 31 December 2011.

•	Repsol YPF acquired a right by virtue of which it would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate option purchase and sale transactions, the final cost for Repsol YPF of EUR 1,000 million of the total of EUR 2,000 million relating to the preference shares issued in December 2001 was established for the period from 30 September 2002 to 31 December 2011, at a floating interest rate of 3-month EURIBOR.

These interest rate option purchase and sale transactions on a notional amount of EUR 2,000 million are treated as a fair value hedge of the EUR 2,000 million preference share issue. At 31 December 2005 and 2004, the fair values of these interest rate option purchase and sale transactions were EUR 100 million and EUR 110 million, respectively.

Cross-currency IRS

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions. The detail of these transactions at 31 December 2005, is as follows:

Notional		Maturity						Currencies	Fair Value (Millions of Euros)
		2006	2007	2008	2009	2010	Subsequent Years
104.3	million Brazilian reais	18.8	25.0	43.2	17.3	0.0	0.0	USD/BRL	(17.0)
48.1	million US dollars	48.1	0.0	0.0	0.0	0.0	0.0	EUR/ USD	1.0

Foreign exchange forward contracts

At 31 December 2005, Repsol YPF, through its investment in Empresas Lipigas S.A., had arranged foreign exchange forward contracts as fair value hedges of its exposure to foreign currency risk. The detail of these transactions at 31 December 2005, is as follows:

Buy	Sell	Maturity	Fair Value (Millions of Euros)
1.4 million US dollars	696 million Chilean pesos	2006	(0.0)

38.2)	Cash flow hedges

These are hedges of the exposure to variability in cash flows that: i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction ii) could affect profit or loss.

Raw material price hedging transactions

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged the following natural gas price hedging transactions: i) USD-denominated swaps for a nominal amount of USD 71.9 million maturing in 2006, with a negative fair value of EUR 4.6 million; and ii) EUR-denominated swaps amounting to EUR 2.2 million with staggered maturities until February 2007.

In addition, at 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged electricity price hedging transactions amounting to EUR 10.6 million with staggered maturities throughout 2006 and a negative fair value of EUR 0.4 million.

Interest rate transactions

i.	Interest rate swaps

At 31 December 2005, the Repsol YPF Group held the following interest rate swaps as hedges:

Notional		Maturity						Fair Value (Millions of Euros)
		2006	2007	2008	2009	2010	Subsequent Years
860	million euros (*)	1.2	40.9	0.3	0.3	0.3	817.1	(317.3)
617	million Mexican pesos	308.5	0.0	308.5	0.0	0.0	0.0	(0.9)
61	million US dollars	2.8	3.4	4.0	4.0	16.0	30.8	(4.5)

(*)	This amount consists mainly of the designation of EUR 674 million as cash flow hedges in relation to euro preference share issues made by Repsol International Capital and EUR 147.1 million of interest rate swaps classified as cash flow hedges through Repsol YPF’s ownership interest in Gas Natural.

ii.	Interest rate options

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged interest rate options, the detail being as follows:

	Notional (Millions of Euros)	Maturity						Fair Value (Millions of Euros)
Instrument		2006	2007	2008	2009	2010	Subsequent Years
Collar	15.4	1.5	1.2	1.5	4.6	1.5	4.9	(0.3)
Barrier collar	1.2	0.0	0.0	0.0	0.0	0.0	1.2	0.0

Foreign exchange rate transactions

•	Forward contracts

At 31 December 2005, Repsol YPF, through its investment in Bahía de Bizkaia Electricidad, S.L., had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these transactions at 31 December 2005, is as follows:

Buy	Sell	Maturity	Fair Value (Millions of Euros)
25.0 million US dollars	19.5 million euros	2006-2015	(0.2)

These transactions mature at an annual rate of USD 2.5 million on a straight-line basis from 2006 to 2015.

Also, at 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these transactions at 31 December 2005, is as follows:

Notional	Maturity						Currencies	Fair Value (Millions of Euros)
	2006	2007	2008	2009	2010	Subsequent Years
369.5 million US dollars	369.5	0.0	0.0	0.0	0.0	0.0	EUR/ USD	3.1

•	Cross-currency IRS

At 31 December 2005, Repsol YPF, through its investment in Gas Natural, had arranged cross-currency IRS transactions. The detail of these transactions at 31 December 2005, is as follows:

Notional	Maturity						Currencies	Fair Value (Millions of Euros)
	2006	2007	2008	2009	2010	Subsequent Years
17.9 million US dollars	0.0	0.0	0.0	17.9	0.0	0.0	ARP/ USD	0.9

38.3)	Hedges of a net investment in a foreign operation

These are hedges of the foreign currency exposure relating to the Group’s interest in the net assets of the foreign operation.

Following is a detail of the various financial derivatives outstanding at 31 December 2005:

a)	Forward contracts

Repsol YPF arranges forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk on investments.

The nominal value, maturity and fair value of these financial instruments at 31 December 2005, were as follows:

Buy	Sell	Maturity	Fair Value (Millions of Euros)
2,228 million euros	2,686 million US dollars	2006	(32.3)

b)	Cross-currency IRS

The Repsol YPF Group hedges its foreign currency assets and liabilities by using cross-currency IRS, through which debt denominated in euros is converted into debt in US dollars.

The nominal value, maturity and fair value of these financial instruments at 31 December 2005, were as follows:

Notional	Maturity	Foreign Currency Debt	Fair Value (Millions of Euros)
2,925 million euros	2006-2014	US dollars	625.1

38.4)	Other derivatives transactions

Repsol YPF has also arranged certain derivatives to manage its exposure to interest rate risk, foreign exchange risk and price risk that do not qualify for hedge accounting:

•	Natural gas price transactions

These relate to the contract entered into by Empresa Petrolera Andina, S.A. and Petróleo Brasileiro, S.A. (Petrobras) in 2002 in order to establish a protection mechanism against fluctuations in the price of the gas relating to the long-term gas sale contract which provides for the supply of gas from Bolivia for sale to the fossil-fuel power production market in Brazil. The aforementioned contract established certain adjusting prices and provided for the subsequent settlement of any differences so arising.

The liability recognised in this connection amounted to EUR 312 million and EUR 176 million at 31 December 2005 and 2004, respectively. The related effect on the consolidated income statement, net of taxes and minority interests, was an expense of EUR 40 million in 2005 and income of EUR 73 million in 2004.

•	Other forward contracts

Repsol YPF has entered into other forward contracts as part of its overall strategy to manage its exposure to foreign exchange risk. The nominal value, maturity and fair value of these financial instruments at 31 December 2005, were as follows:

Buy		Sell		Maturity	Fair Value (Millions of Euros)
741	million euros	880	million US dollars	2006	0.1
1,257	million US dollars	1,055	million euros	2006	5.6
0.9	million pounds sterling	1.5	million euros	2006	(0.0)

Also, at 31 December 2005, the Repsol YPF Group, through its investment in Gas Natural, had arranged the following forward transactions to manage its exposure to foreign exchange risk:

Notional		Maturity	Currencies	Fair Value (Millions of Euros)
30.2	million US dollars	2006	EUR/ USD	(0)
7.7	million Brazilian reais	2006	EUR/ BRL	(0)

•	Other interest rate swaps:

At 31 December 2005, the Repsol YPF Group, through its investment in Gas Natural, had arranged the following interest rate swap transactions:

Notional		Maturity	Fair Value (Millions of Euros)
37	million euros	2007	0.3

•	Futures contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

At 31 December 2005, the open positions were as follows:

At 31 December 2005	Thousands of Barrels, except (*)	Maturity						Fair Value (Millions of Euros)
		2006	2007	2008	2009	2010	Subsequent Years
Purchase contracts

Short term:
WTI	460	460						0
Brent	1,772	1,772						(63)
NYMEX HHO	18	18						(1)
IPE GO	35	35						0

Sale contracts

Short Term:
WTI	183	183						(0)
Brent	1,321	1,321						65
NYMEX HHO	235	235						1
IPE GO	7	7						(0)

Swaps

Short term:
WTI	6,410	6,410						3
Brent	16,060	13,060	3,000					4
HHO (*)	64	64						0
Dubai	2,790	2,790						(3)
GO (*)	72	72						(1)
Propane (*)	58	58						1
Jet (*)	30	30						1
50 ppm (*)	2	2						0

(*)	In thousands of tonnes.

Also, at 31 December 2005, Repsol YPF, through Repsol YPF Trading y Transporte, had arranged options on 112 thousand tonnes of diesel with a fair value of EUR 0.1 million.

•	Transactions tied to fluctuations in the price of Repsol YPF shares

In order to cater for the possible payments that might have to be made in relation to the 2002-2006 incentive plan tied to the appreciation of Repsol YPF shares described in Note 32, in 2003 the Company acquired call options on Repsol YPF, S.A. shares, which can be settled on the same dates and under the same conditions as those established in the aforementioned incentive plan.

The detail of these transactions at 31 December 2005, is as follows:

Exercise Price (Euros)	Type of Transaction	Number of Shares	Contract Date	Market Value (Euros)
13	Call option	1,495,024	12/18/2003	17,458,890
18	Call option	1,699,388	12/18/2003	11,904,213

				29,363,103

In addition, Repsol YPF has arranged call options on shares of Repsol YPF SA. with the same settlement conditions as those indicated above:

Exercise Price (Euros)	Type of Transaction	Number of Shares	Contract Date	Market Value (Euros)
13	Call option	1,183,981	12/18/2003	13,826,530
18	Call option	979,617	12/18/2003	6,862,217

				20,688,747

At 31 December 2005, the Company held equity linked swaps tied to the price of Repsol YPF shares that can only be settled cashless for cash, on a total of 3,000,000 shares, with a reference price of EUR 24.97, a negative fair value of EUR 0.9 million and maturity on 30 March 2006.

(39)	ENVIRONMENTAL INFORMATION

The Repsol YPF Environmental Management System includes a methodology for identifying relevant matters for environmental planning to enable the Company to prepare each year its five-year Strategic Environmental Plan (PEMA) which forms part of the Group’s general strategic planning. The PEMA includes the measures required to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc., together with the investments and expenses required to implement such measures, which will be addressed in the budgets.

Actions considered to be environment-related are identified through the “Repsol YPF Environmental Cost Guide”, which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. It is important to note in this regard that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment, per the guidelines expressed in the aforementioned Guide.

39.1)	Environmental assets

At 31 December 2005, the cost of the environmental assets identified and the related accumulated depreciation amounted to EUR 2,837 million and EUR 1,221 million, respectively. The cost includes EUR 259 million relating to property, plant and equipment in the course of construction at 31 December 2005. The breakdown of these costs is as follows:

	Millions of Euros
	Cost at 12/31/05	Accumulated Depreciation at 12/31/05	Net at 12/31/05
Atmospheric emissions	315	147	168
Water	511	302	209
Product quality	1,225	417	808
Soil	60	12	48
Energy saving and efficiency	185	105	80
Prevention of exploration and production damage	60	41	19
Waste	18	7	11
Other (*)	463	190	273

	2,837	1,221	1,616

(*)	Including, in proportion to Repsol YPF, S.A.’s percentage of ownership, the environmental assets of the Gas Natural Group and the related accumulated depreciation, amounting to EUR 93 million and EUR 20 million, respectively.

As in prior years, the main environmental investments made in refineries in 2005 included most notably those needed to achieve the environmental quality of oil products required by new Spanish and Argentine legislation. Outstanding among the projects executed in this area was the continuation of the FCC Feed Hydrotreatment project at the La Coruña refinery, which involved an environmental investment of EUR 52 million in 2005. Also noteworthy was the project to improve the quality of the fuel at the La Plata (Argentina) refinery, with an environmental investment of EUR 24 million in 2005.

Also in the refinery area, significant cost-cutting and energy efficiency measures were implemented in Spain, for a total of EUR 2.8 million. Also, in the field of atmospheric protection, mention should be made of the second phase of the Superclaus plant at the Tarragona (Spain) refinery, with an investment in 2005 of EUR 7.1 million.

The most significant work performed in the Chemicals business line was the completion of the new OP/SM thermal oxidation equipment at the Puertollano complex, with an investment of EUR 3.3 million in 2005. Also worthy of mention is the development of a new OHP plant (oxidation of waste water using hydrogen peroxide) at General Química, with an investment of EUR 1.6 million in 2005.

39.2)	Environmental provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under the heading “Other Provisions”.

The changes in the environmental provisions in 2005 were as follows:

Millions of Euros
Balance at 12/31/04	101
Period provisions charged to income	145
Provisions released with a credit to income	—
Write-down due to payment	(26)
Other	24

Balance at 12/31/05	244

The balance of the environmental provisions at 31 December 2005, included most notably approximately EUR 80 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (see Note 37). It also includes EUR 70 million of provisions principally for YPF, S.A.’s soil and ground water remediation and cleaning projects.

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the heading “Provision for Field Dismantling Costs”, the balance of which amounted to EUR 513 million at 31 December 2005 (see Note 20).

In 2005 the Group received for no consideration CO2 emission allowances for 11.28 million tonnes of CO2 under the national assignment plan (see Note 10).

At 31 December 2005, period provisions for CO2 emissions made by the Group in 2005 amounted to EUR 79 million (see Note 10).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

39.3)	Environmental expenses

In 2005 environmental expenses amounted to EUR 153 million and were classified as “Materials Used and Other External Expenses”.

This amount includes the recognition an expense of EUR 79 million for the allowances required to cover the CO2 emissions made in 2005 (see Note 10).

Significant initiatives included atmospheric protection, waste management, soil and ground water remediation and water management projects amounting to EUR 20 million, EUR 17 million, EUR 13 million and EUR 12 million, respectively.

39.4)	Future projects

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change, European legislation on the environmental quality of oil products, Directive 96/61/EC on Integrated Pollution Prevention and Control (IPPC), Royal Decree 9/2005 on potentially soil polluting activities and the draft Law on environmental liability.

As regards climate change, the Repsol YPF facilities affected by the CO2 Emissions Trading Directive (2003/87/EC) applied for and obtained the related emissions permit as specified in Law 1/2005. All the plants successfully passed their emissions inspections and the related reports were validated by a verification agency in February 2006.

The Carbon Management Plan for the Group, which was approved at the end of 2004, was duly implemented and achieved the milestones set for 2005 in the three main areas: global joint action in the emission allowances markets, intensification of the search for reduction opportunities through Clean Development Mechanism projects and the establishment of energy saving and energy efficiency improvement measures in addition to those taken in recent years.

As regards legislation on the environmental quality of fuels in Spain, work is continuing on various projects designed to comply with the requirements of Royal Decree 1700/2003, which transposed into Spanish law Directive 2003/17/EC on the specification of sulphur in fuels in 2009, and Directive 2003/30/EC relating to the use of bio fuels or other renewable fuels for transport.

In Argentina, the deadlines set by the Secretariat for Energy in Resolution SE 398 and Schedule I of Resolution 824/2003 on the future quality of fuels remain in force. These Resolutions establish new specifications that will be applicable to petrol in 2006 (including those relating to sulphur, aromatic hydrocarbon and benzene content) and to diesel in 2008 (relating to sulphur content). To ensure compliance therewith, Repsol YPF has also planned to make significant investments in its refineries to enable it to export surplus petrol from Argentina to a demanding market such as that of the Gulf coast, as a result of the limits imposed by the application of Tier 2 in the U.S.A.

One new development is that in 2006 a new law will foreseeably be approved in Argentina providing for the inclusion of bio fuels in petrol and diesel. Compliance with this legislation will be mandatory from the fourth year after its entry into force and the law will give rise to investments aimed at obtaining bio fuels, their inclusion in oil derivatives and their distribution. To pre-empt this new regulatory framework, Repsol YPF decided to invest approximately EUR 24 million in a plant that will enable bio diesel to be produced from soya, sunflower or rapeseed oil.

With regard to the IPPC Directive, the work plan to obtain Integrated Environmental Permits at all the Company’s affected centres by the stipulated dates is continuing.

As a result of Royal Decree 9/2005 on potentially soil polluting activities, which was approved in January 2005, all the production centres located in Spain commenced work on the preliminary report that, pursuant to the Royal Decree, must be filed by January 2007.

Lastly, it should be stated that the Spanish Ministry of the Environment is preparing a draft Law to transpose into Spanish law the European Directive on environmental liability, which it intends to approve in 2006. The European Directive obliges the owners of the aforementioned facilities to provide financial guarantees in order to be able to carry on their activities.

The Repsol YPF Group, as an oil company which receives continual oil and gas supplies by sea, contributes to the International Oil & Gas Pollution Compensation Fund (IOPC). Repsol YPF recognises these contributions on the date they are billed by the IOPC. In 2005 IOPC billed the Group for approximately EUR 0.9 million. EUR 3.1 million were recovered in 2005.

(40)	FEES PAID TO THE AUDITORS

The fees earned by the auditors and their organisation for the audit services provided to Repsol YPF, S.A. and the Group companies in 2005 amounted to EUR 6.5 million. The fees earned by the auditors and their organisation for sundry professional services other than pure audit services (including audit-related and other services) provided to Repsol YPF, S.A. and to the Group companies in 2005 amounted to EUR 1.5 million.

The sum of these two amounts does not represent more than 10% of the total volume of business of the auditors and their organisation.

(41)	SUBSEQUENT EVENTS

-	On 6 February 2006, Repsol YPF and West Siberian Resources (WSR) entered into a strategic agreement whereby Repsol YPF, in addition to acquiring 10% of WSR, will perform oil and gas exploration and production projects in Russia, where WSR owns exploration assets. The transaction will be performed by means of a capital increase at West Siberian Resources in which Repsol YPF will acquire 10% of the share capital at a price of SEK 6.13 per share (USD 0.80 per share) with a total investment of close to USD 90 million.

-	On 14 March 2006, Repsol YPF, S.A., Gas Natural, SDG, S.A. and Sonatrach entered into an agreement to form a joint venture to build an L.N.G. plant as part of the Gassi Touil integrated gas project in Algeria. The shareholder structure of the new company is as follows: Repsol Exploración Argelia S.A., 48%; Gas Natural Exploración S.L. (a wholly-owned subsidiary of Gas Natural), 32%; and Holding Sonatrach Raffinage et Chimie (a wholly-owned subsidiary of Sonatrach), 20%.

-	In 2005 Repsol YPF, S.A. and PDVSA signed a letter of intent with the aim of migrating the current Operating Agreements to a mixed company and/or a non-associated gas licence in accordance with current legislation, and a Transitional Agreement for the purpose of converting to a mixed company engaging in the upstream activities referred to in Article 9 of the Oil and Gas Law. Pursuant to the Oil and Gas Decree with Statutory Force of Organic Law currently in force in Venezuela, the upstream activities envisaged in Article 9 may be carried on by mixed companies in which the Venezuelan government has an ownership interest of more than 50%.

In view of the progress of the negotiations, at the date of preparation of these consolidated financial statements, it is considered that the fair value of the assets received in the exchange will be equal to that of the assets delivered.

(42)	EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (Unaudited information)

Capitalised costs

Capitalised costs represent the historical costs capitalised to assets with proven and non-proven oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and accumulated impairment losses (see Note 3.4.c).

	Millions of Euros
At 31 December 2004	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Costs capitalised to assets with proven reserves	22,099	672	1,007	16,985	3,414	21
Costs capitalised to assets with non-proven reserves	728	—	21	265	431	11

	22,827	672	1,028	17,250	3,845	32

Auxiliary equipment and facilities	1,149	48	277	266	558	—

Total capitalised costs	23,976	720	1,305	17,516	4,403	32

Accumulated depreciation and impairment losses	(13,943)	(628)	(833)	(11,031)	(1,448)	(3)

Net amounts	10,033	92	472	6,485	2,955	29

At 31 December 2005

Costs capitalised to assets with proven reserves	26,006	300	1,188	20,309	4,174	35
Costs capitalised to assets with non-proven reserves	1,217	—	46	382	771	19

	27,224	300	1,235	20,691	4,945	54

Auxiliary equipment and facilities	1,756	428	336	350	642	—

Total capitalised costs	28,979	728	1,571	21,041	5,586	54

Accumulated depreciation and impairment losses	(17,025)	(636)	(1,028)	(13,621)	(1,735)	(5)

Net amounts	11,954	92	543	7,420	3,851	49

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities (see Note 3.4.c).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004
Acquisitions of assets with proven reserves	19	—	—	—	19	—
Acquisitions of assets with non-proven reserves	2	—	—	—	—	2
Exploration costs	317	13	77	75	120	32
Development costs	1,013	7	51	658	294	3

	1,351	20	128	733	433	37

2005
Acquisitions of assets with proven reserves	37	—	—	—	37	—
Acquisitions of assets with non-proven reserves	262	—	—	—	258	4
Exploration costs	413	21	126	94	143	30
Development costs	1,448	8	60	905	465	10

	2,159	29	185	998	903	44

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2004
Income
Sales to non-Group companies	1,861	—	169	700	987	5
Sales to Group companies	3,961	43	468	3,061	389	—
Other income	399	5	359	—	35	—

Total income	6,221	48	996	3,761	1,411	5

Production costs (1)	(1,895)	(10)	(217)	(1,092)	(573)	(3)
Exploration expenses	(309)	(3)	(79)	(71)	(114)	(42)
Other operating expenses	(287)	(11)	(2)	(89)	(184)	(1)
Depreciation and amortisation charge	(1,239)	(9)	(67)	(896)	(266)	(1)

Profit (Loss) before taxes and charges	2,491	15	631	1,613	274	(42)

Taxes and charges (2)	(1,376)	(9)	(436)	(775)	(157)	1

Results of oil and gas production activities (3)	1,115	6	195	838	117	(41)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting to EUR 972 million and transport and other costs totalling EUR 253 million.
(2)	The effective rate applicable to the profit from oil and gas production activities in Argentina, disregarding the effect of amortisation of goodwill, would be 42.5% in 2004.
(3)	The results do not include income of EUR 120 million relating to the partial reversal of the impairment loss recognised in prior years as a result of the comparison between market value (discounted cash flows) from proven and non-proven reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith (see Note 14).

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
2005
Income
Sales to non-Group companies	2,359	—	264	800	1,291	4
Sales to Group companies	4,398	48	668	3,227	455	—
Other income	731	—	708	—	23	—

Total income	7,488	48	1,640	4,027	1,769	4

Production costs (1)	(2,356)	(12)	(316)	(1,287)	(739)	(2)
Exploration expenses	(275)	(21)	(100)	(64)	(78)	(12)
Other operating expenses	(404)	(19)	(4)	(135)	(245)	(1)
Depreciation and amortisation charge	(1,280)	(2)	(75)	(890)	(311)	(2)

Profit (Loss) before taxes and charges	3,173	(6)	1,145	1,651	396	(13)

Taxes and charges (2)	(1,960)	(2)	(812)	(774)	(375)	3

Results of oil and gas production activities (3)	1,213	(8)	333	877	21	(10)

(1)	Production costs include royalties, local taxes and withholdings on exports of crude oil from Argentina amounting to EUR 1,309 million and transport and other costs totalling EUR 227 million.
(2)	The effective rate applicable to the profit from oil and gas production activities in Argentina, disregarding the effect of amortisation of goodwill, would be 40.6% in 2005.
(3)	The results do not include income of EUR 74 million relating to the partial reversal of the provision recognised in prior years as a result of the comparison between market value (discounted cash flows) from proven and non-proven reserves (the latter subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith (see Note 14).

Estimated proven net developed and undeveloped oil and gas reserves

The tables below reflect the net proven developed and undeveloped reserves of oil, condensed oil, L.P.G. and natural gas at 31 December 2003, 2004 and 2005, and the changes therein.

The reserves in all the production areas were externally certified by independent experts Gaffney, Cline & Associates (GCA), DeGolyer and MacNaughton (D&M) and Ryder Scott (RSC) over a three-year cycle (2002-2004).

On 1 January 2005, the second external certification cycle started. D&M is assessing the main areas operated by Repsol YPF in the Cuyana and Neuquina basins in Argentina, all the areas in Bolivia, the Camisea field in Peru and the Mene Grande and Barrancas fields in Venezuela. GCA certified the main areas operated by Repsol YPF in the Golfo de San Jorge basin in Argentina, the reserves in the Loma La Lata-Sierras Blancas field in Argentina and the San Alberto and Sábalo fields in Bolivia. The external certifications covered 53% of Repsol YPF’s proven reserves at 31 December 2005.

The proven reserves of the other fields were estimated by the Group in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern reporting practices in the U.S.A. In accordance with these rules, proven oil and gas reserves are the estimated quantities of oil, condensed oil, L.P.G. and natural gas for which geological and engineering information demonstrates with reasonable certainty that known fields can be extracted in future years under existing economic and operating conditions, such as prices and costs at the date of the estimates. The price change considerations to be used may be used only for current contractual agreements and may not be based on possible future conditions.

Proven developed and undeveloped reserves of crude oil, condensed oil and L.P.G.:

	Thousands of Barrels
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	1,881,731	4,974	177,371	1,274,343	419,638	5,404

Revision of previous estimates	(42,058)	147	(9,825)	(40,800)	8,414	5
Increase due to improvements in recovery techniques	19,239	—	—	17,761	1,478	—
Extensions and discoveries	26,089	—	4,219	10,041	5,534	6,296
Purchase of reserves	11,201	—	—	—	11,201	—
Sale of reserves	(5,371)	—	—	—	—	(5,371)
Production	(207,641)	(1,373)	(20,318)	(146,096)	(39,848)	(7)

Reserves at 31 December 2004 (2)	1,683,190	3,749	151,446	1,115,249	406,418	6,328

Revision of previous estimates (3)	(370,378)	355	(13,821)	(228,390)	(128,523)	1
Increase due to improvements in recovery techniques	7,042	—	—	7,042	—	—
Extensions and discoveries	16,735	—	31	14,694	2,010	—
Purchase of reserves	38,360	—	—	—	38,360	—
Sale of reserves	(14,421)	—	—	—	(14,421)	—
Production	(193,868)	(880)	(20,491)	(134,313)	(38,179)	(5)

Reserves at 31 December 2005 (4)(5)	1,166,660	3,223	117,166	774,282	265,666	6,323

Proven developed reserves of crude oil, condensed oil and L.P.G.:

At 31 December 2003	1,412,270	4,974	136,361	1,049,868	221,012	55
At 31 December 2004	1,310,538	3,749	119,038	911,017	276,702	32
At 31 December 2005	875,237	3,223	96,644	606,596	168,747	27

Note: the changes in aggregated reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 67,123 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 76,118 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including the revision of reserves at December 2005 described in Note 14.
(4)	Including 28,266 thousand barrels relating to the minority interests of Empresa Petrolera Andina, S.A.
(5)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Proven developed and undeveloped reserves of natural gas:

	Millions of Cubic Feet
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	19,941,659	—	310,584	8,226,655	11,355,159	49,262

Revision of previous estimates	(1,014,039)	—	(44,585)	(595,359)	(374,358)	263
Increase due to improvements in recovery techniques	2,042	—	—	2,042	—	—
Extensions and discoveries	523,103	—	—	108,625	410,309	4,169
Purchase of reserves	29,073	—	—	—	29,073	—
Sale of reserves	(44,875)	—	—	—	—	(44,875)
Production	(1,229,850)	—	(25,963)	(730,493)	(472,808)	(587)

Reserves at 31 December 2004 (2)	18,207,113	—	240,036	7,011,470	10,947,375	8,232

Revision of previous estimates (3)	(4,959,991)	3,099	(65,684)	(1,577,576)	(3,320,033)	204

Increase due to improvements in recovery techniques	488	—	—	488	—	—
Extensions and discoveries	128,521	—	—	29,659	98,862	—
Purchase of reserves	34,411	—	—	—	34,411	—
Sale of reserves	(27,266)	—	—	—	(27,266)	—
Production	(1,246,632)	(2,125)	(20,683)	(692,343)	(530,848)	(633)

Reserves at 31 December 2005 (4)(5)	12,136,643	974	153,669	4,771,697	7,202,500	7,802

Proven developed reserves of natural gas:

At 31 December 2003	10,182,222	—	192,043	5,692,275	4,290,893	7,011
At 31 December 2004	12,077,379	—	140,658	5,124,022	6,808,636	4,063
At 31 December 2005	7,159,849	974	99,203	3,273,111	3,782,928	3,633

Note: the changes in aggregated reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 3,028,086 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 3,062,026 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including the revision of reserves at December 2005 described in Note 14.
(4)	Including 1,349,622 million cubic feet of gas relating to the minority interests of Empresa Petrolera Andina, S.A.
(5)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Estimated proven developed and undeveloped reserves of crude oil, condensed oil, L.P.G. and natural gas:

	Thousands of Barrels of Oil Equivalent
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Reserves at 31 December 2003 (1)	5,433,228	4,974	232,684	2,739,464	2,441,928	14,178

Revision of previous estimates	(222,653)	147	(17,765)	(146,830)	(58,257)	51
Increase due to improvements in recovery techniques	19,603	—	—	18,124	1,478	—
Extensions and discoveries	119,251	—	4,219	29,386	78,608	7,038
Purchase of reserves	16,378	—	—	—	16,378	—
Sale of reserves	(13,363)	—	—	—	—	(13,363)
Production	(426,671)	(1,373)	(24,942)	(276,193)	(124,052)	(111)

Reserves at 31 December 2004 (2)	4,925,774	3,749	194,195	2,363,952	2,356,084	7,794

Revision of previous estimates (3)	(1,253,725)	907	(25,519)	(509,347)	(719,802)	37

Increase due to improvements in recovery techniques	7,129	—	—	7,129	—	—
Extensions and discoveries	39,624	—	31	19,976	19,617	—
Purchase of reserves	44,489	—	—	—	44,489	—
Sale of reserves	(19,277)	—	—	—	(19,277)	—
Production	(415,886)	(1,259)	(24,175)	(257,615)	(132,720)	(118)

Reserves at 31 December 2005 (4)(5)	3,328,128	3,397	144,533	1,624,095	1,548,391	7,712

Proven developed reserves of crude oil, condensed oil, L.P.G. and natural gas:

At 31 December 2003	3,225,666	4,974	170,562	2,063,630	985,195	1,304
At 31 December 2004	3,461,450	3,749	144,088	1,823,576	1,489,282	755
At 31 December 2005	2,150,366	3,397	114,311	1,189,519	842,465	674

Note: the changes in aggregated reserves and total reserves at 31 December may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Including 606,408 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including 621,447 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Including the revision of reserves at December 2005 described in Note 14.
(4)	Including 268,626 thousand barrels of oil equivalent relating to the minority interests of Empresa Petrolera Andina, S.A.
(5)	The reserves in Venezuela are calculated taking into account the Group’s best estimate on the basis of the current negotiations for the transformation of operating contracts into “mixed companies” (see Note 41).

Present value of future net income

The estimate of future net income was made in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board which govern reporting practices in the U.S.A. The method to be applied is the impartiality or fairness method and is the result of applying current oil and gas prices (considering price changes only by contractual agreement) to estimated future production of proven reserves of oil and gas at the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proven reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2004 and 2005. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The interest rate used to discount the future net revenues was 10%.

The present value of the future net income estimated on the basis of the aforementioned assumptions, applying the principle of impartiality, is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proven reserves, possible changes in future prices and costs and a discount rate which represents the time value of money at the calculation date and the uncertainties inherent to estimating the reserves.

The following table shows the present value of the future net income relating to proven oil and gas reserves, calculated on the basis of the aforementioned assumptions.

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
At 31 December 2004:
Future cash flows	59,825	451	5,450	32,181	21,726	17
Future development, production and abandonment costs	(20,407)	(262)	(1,803)	(9,932)	(8,408)	(2)

Future net cash flows before taxes	39,418	189	3,647	22,249	13,318	15
Future income tax expenses	(13,462)	(29)	(669)	(7,028)	(5,730)	(6)

Future net cash flows after taxes	25,956	160	2,978	15,221	7,588	9
Effect of discounting at 10%	(11,069)	(53)	(1,088)	(6,320)	(3,604)	(4)

Present value (1)	14,887	107	1,890	8,901	3,984	5

At 31 December 2005:
Future cash flows	69,362	489	6,752	35,291	26,799	31
Future development, production and abandonment costs	(24,794)	(315)	(2,036)	(11,165)	(11,274)	(4)

Future net cash flows before taxes	44,568	174	4,716	24,126	15,525	27
Future income tax expenses	(15,177)	(8)	(958)	(7,609)	(6,592)	(10)

Future net cash flows after taxes	29,391	166	3,758	16,517	8,933	17
Effect of discounting at 10%	(10,335)	(43)	(1,222)	(5,493)	(3,570)	(7)

Present value (2) (3)	19,056	123	2,536	11,024	5,363	10

(1)	Including EUR 544 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including EUR 253 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Cash flows in Venezuela were calculated taking into account the conditions prevailing at 31 December 2005. These cash flows may change in 2006 after the completion of the negotiations with PDVSA for the transformation of operating contracts into “mixed companies” owned by Repsol YPF and PDVSA in accordance with Venezuelan legislation (see Note 41).

Changes in the present value of the future net income

The detail of the changes in the present value of the future net income for 2005 and 2004 is as follows:

	Millions of Euros
	Total	Spain	Africa and Middle East	Argentina	Central and South America	Rest of the World
Balance at 1 January 2004	14,184	93	1,596	8,702	3,746	47

Changes due to sale or transfer prices or future production costs	4,099	41	580	3,291	188	(1)
Changes in future development costs	(1,378)	(3)	(61)	(799)	(515)	—
Oil and gas sales and transfers in the period	(3,319)	(22)	(355)	(2,231)	(710)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	783	—	70	445	268	—
Net changes due to purchases/sales of assets	56	—	—	—	93	(37)
Net changes due to revisons of reserves	(246)	—	(23)	(708)	485	—
Previously estimated development costs incurred in the year	356	—	45	162	149	—
Effect of discounting to a different date and exchange rate effect	138	2	18	71	50	(3)
Other non-specific changes	353	—	—	—	353	—
Changes in income tax	(139)	(4)	20	(32)	(123)	—

Net change	703	14	294	199	238	(42)

Balance at 31 December 2004 (1)	14,887	107	1,890	8,901	3,984	5

Changes due to sale or transfer prices or future production costs	8,691	2	1,155	5,758	1,768	8
Changes in future development costs	(1,072)	8	(57)	(631)	(391)	(1)
Oil and gas sales and transfers in the period	(4,425)	(33)	(533)	(3,019)	(839)	(1)
Net changes due to extensions, discoveries and improvements in the recovery of reserves	654	—	1	495	158	—
Net changes due to purchases/sales of assets	340	—	—	—	340	—
Net changes due to revisions of reserves	(3,854)	(4)	(305)	(3,254)	(291)	—
Previously estimated development costs incurred in the year	777	—	53	415	309	—
Effect of discounting to a different date and exchange rate effect	3,621	26	453	2,150	991	1
Other non-specific changes	—	—	—	—	—	—
Changes in income tax	(561)	17	(121)	210	(665)	(2)

Net change	4,169	16	646	2,123	1,379	5

Balance at 31 December 2005 (2)(3)	19,056	123	2,536	11,024	5,363	10

(1)	Including EUR 544 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(2)	Including EUR 253 million relating to the minority interests of Empresa Petrolera Andina, S.A.
(3)	Cash flows in Venezuela were calculated taking into account the conditions prevailing at 31 December 2005. These cash flows may change in 2006 after the completion of the negotiations with PDVSA for the transformation of operating contracts into “mixed companies” owned by Repsol YPF and PDVSA in accordance with Venezuelan legislation (see Note 41).

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2005	ANNEX I

						% of Total Ownership		Amount in Millions of Euros
Name	Country	Parent	Other Shareholders (1)	Line of Business	Consoli- dation Method	% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned (2)
Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.		Refining	F.C.	99.97	99.97	217.6	553.1	873.3	(600.1)	1,043.6
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Production and marketing of by-products	F.C.	100	100	5.4	25.6	16.4		47.4
Estasur, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Distribution and marketing of lubricants	F.C.	100	100	0.1	0.8	1.4		2.3
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	Operation of workshops and other activities	E.M.	100	100	0.1	0.03	0.03	—	0.1
Repsol YPF Productos y Servicios Petrolíferos, S.A	Spain	Repsol YPF Lubricantes y Especialidades, S.A.		Airport services	E.M.	100	100	0.1	0.4	0.1	—	0.6
Repsol Eléctrica de Distribución, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electric power distribution and supply	E.M.	100	100	0.1	0.6	0.7	—	1.3
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.		Asphalts	P.C.	49.99	50.00	8.5	8.2	1.2	—	8.9
Red Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.	Electricity	E.M.	100.00	100.00	0.1	0.6	0.7	—	1.3
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Trading of oil products	F.C.	99.99	100.00	0.1	31.1	49.7	—	80.9
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.		Trading of oil products	F.C.	99.99	100.00	0.1	—	(0.7)	—	(0.6)
Repsol Overzee Finance, B.V.	Netherlands	Repsol YPF, S.A.		Portfolio company	F.C.	100.00	100.00	0.0	(14.4)	(8.9)	—	(23.2)
Atlantic 2/3 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	P.C.	25.00	25.00	117.6				29.4
Atlantic LNG 2/3 Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 2/3 Holdings, Llc.		Gas supply and logistics	P.C.	25.00	100.00	117.6	69.5	70.4	—	64.4
Atlantic 4 Holdings, Llc.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Portfolio company	E.M.	22.22	22.22	203.7				45.3
Atlantic 4 LNG Company of Trinidad & Tobago	Trinidad & Tobago	Atlantic 4 Holdings, Llc.		Construction of liquefaction plant	P.C.	22.22	100.00	203.7	—	(4.5)		44.3
Repsol LNG T & T, Ltd.	Trinidad & Tobago	Repsol Overzee Finance, B.V.		Marketing of natural gas	F.C.	100.00	100.00	4.3	(1.5)	(2.7)	—	0.1
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Atlantic LNG 4 Company of Trinidad & Tobago, Ultd.	Marketing of gas	F.C.	100.00	100.00	0.1	—	(5.4)	—	(5.3)
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.	Other	F.C.	100.00	100.00	4.6	(1.0)	(2.4)	—	1.2
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.		Oil and gas exploration and production	E.M.	37.50	37.50	1.2	(0.9)	(0.3)	—	(0.00)
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Marketing of natural gas	F.C.	100.00	100.00	0.4	(0.3)	0.7	—	0.8
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	L.P.G. marketing	F.C.	100	100	58.7	240.0	81.5	—	380.2
Repsol Maroc	Morocco	Repsol Butano, S.A.		Marketing of gas	E.M.	100	100	1.4	(1.7)	(0.3)	—	(0.6)
National Gaz	Morocco	Repsol Maroc		L.P.G. marketing	E.M.	100.00	100	0.5	1.1	0.4	—	2.0
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.		L.P.G. marketing	F.C.	85	85	22.5	5.5	5.5	—	28.5
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.		Gas installation work	F.C.	52.70	62.00	0.6	0.1	(0.2)	—	0.3
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.		L.P.G. marketing	E.M.	42.50	50.00	—	0.7	0.2	—	0.4
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.	Marketing of natural gas	E.M.	75.73	75.73	—	(0.5)	(0.1)	—	(0.5)
Duragas, S.A.	Ecuador	Repsol Butano, S.A.		L.P.G. marketing	F.C.	100	100	6.2	6.2	3.6	—	16.0
Autogas, S.A.	Ecuador	Duragas, S.A.		L.P.G. marketing	F.C.	100	100	1.1	(0.3)	—	—	0.8
Servicio de Mantenimiento y Personal - SEMAPESA	Ecuador	Repsol Butano, S.A.		Maintenance and personnel services	F.C.	100	100	—	0.4	(0.2)	—	0.2
Repsol Butano Portugal R.B., S.A.		Repsol Butano, S.A.			F.C.	100	100	0.8	21.8	7.4	—	30.0
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Butano Portugal R.B., S.A.		L.P.G. marketing	E.M.	100	100	0.1	—	0.4	—	0.5
Saaga, S.A.	Portugal	Repsol Butano Portugal R.B., S.A.		L.P.G. marketing	E.M.	25.07	25.07	1.0	4.3	0.5	—	1.5
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Gas de Chile, S.A.	Portfolio company	F.C.	100	100	121.2	9.3	13.2	—	143.7
Repsol YPF Gas Chile, Ltda.	Chile	Repsol Butano Chile, S.A.	OPESSA	Portfolio company	F.C.	100	100	167.2	(1.4)	13.4	—	179.2
Empresas Lipigas, S.A.	Chile	Repsol YPF Gas Chile, Ltda.		L.P.G. marketing	P.C.	45.00	45.00	87.9	(2.6)	36.1	(17.4)	46.8
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.		L.P.G. marketing	F.C.	99.61	99.61	48.2	(12.4)	4.0	—	39.6
Limagás, S.A.	Peru	Repsol YPF Comercial Perú, S.A.		L.P.G. distribution	E.M.	29.85	29.97	4.0	5.0	0.2	—	2.7
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú	L.P.G. distribution	F.C.	99.61	100	1.0	(0.3)	(0.2)	—	0.5
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.	L.P.G. marketing	F.C.	100.00	100	2.1	9.3	(1.6)	—	9.8
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Repsol YPF E&P S.A.	L.P.G. marketing	F.C.	51.00	51	1.6	3.0	0.9	—	2.8
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo,S.A.	Distribution and marketing of oil products	F.C.	100	100	11.9	(0.3)	(0.7)	—	10.9
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.	L.P.G. marketing	F.C.	100	100	1.9	(0.8)	(1.3)	—	(0.2)
Repsol Portugal Gas de Petróleo Liquefeito, S.A.	Portugal	Repsol Butano, S.A.	R. YPF Lubricantes y Especialidades	L.P.G. distribution and marketing	F.C.	100	100	0.1	10.6	—	—	10.7
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.	L.P.G. marketing	F.C.	100	100	1.1	(0.4)	—	—	0.7
Vía Red Servicios Logísticos, S.A.	Spain	Repsol Butano, S.A.		Natural gas supply and logistics	E.M.	51	51	2.5	(1.1)	(0.3)	—	0.6
Energy Infraestructure Asia, B.V.	Netherlands	Repsol Butano, S.A.		Portfolio company	P.C.	51.00	51	12.1	26.9	(2.8)	—	18.5
Energy Infraestructure India, Ltd.	India	Energy Infraestructure Asia, B.V.		L.P.G. marketing	P.C.	51.00	100	18.4	(2.4)	(2.6)	—	6.8
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR	Marketing of oil products	F.C.	96.64	97	334.8	522.2	107.5	(31.6)	901.6
Gasóleos y Lubricantes, GASOLUBE, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	0.1	(0.1)	0.1		0.1
Gasolube Noroeste, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	0.1	0.2	0.4		0.7
Gasolube Andalucía, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	—	(0.1)	0.6		0.5
Gasolube Castilla y León, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED	Distribution and marketing of oil products	F.C.	96.65	100	—	(0.2)	0.1		(0.1)
Campsa Estaciones de Servicio, S.A. - CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Operation and management of service stations	F.C.	96.64	100	8.4	18.0	29.8	(20.0)	35.0
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.	Distribution and marketing of oil products	E.M.	43.71	45.00	15.2	(5.8)	0.2		4.2
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Loyalty building programs	E.M.	21.75	22.50	0.1	1.0	0.5	—	0.3
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.		Distribution of oil by-products	E.M.	32.14	33.25	0.1	0.7	0.7	—	0.5
Hinia, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF Lubricantes y Especialidades, S.A.	Distribution and marketing of oil products	F.C.	96.67	100	0.6	2.5	(0.2)		2.8
Autoclub Repsol S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Automotive services	F.C.	48.42	50.1	3.6	(1.2)	2.1		2.2
Euro 24, S.L.	Spain	Autoclub Repsol S.L.		Automotive services	F.C.	48.42	100	—	0.2	0.7	—	0.4
Autoclub Repsol Servicios S.L.	Spain	Autoclub Repsol S.L.		Automotive services	F.C.	48.42	100	—	0.1	0.1	—	0.1
Autoclub Repsol Correduría de Seguros S.L.	Spain	Autoclub Repsol S.L.		Insurance brokerage	F.C.	48.42	100	—	0.3	2.1	—	1.2
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR	Distribution and marketing of oil products	F.C.	67.66	70	1.5	0.6	0.3		1.6
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.	Management of means of payment at service stations	F.C.	96.65	100	7.3	6.5	14.6		27.4
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Management of service stations	P.C.	48.33	50	15.4	3.2	0.4	—	9.2
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.		Storage and distribution of oil products	P.C.	48.33	50	20.8	1.3	1.1	—	11.2
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR	Transport and storage of oil products	E.M.	24.25	25	0.1	0.2	0.1	(0.1)	0.1
CLH Aviación, S.A.	Spain	CLH, S.A.		Transport and storage of oil products	F.C.(3)	100.00	100	31.7	16.9	9.9	—	58.5
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.		No activity	F.C.	100.00	100	0.2	(0.1)	(3.5)		(3.4)
Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Marketing of oil products	F.C.	100.00	100	0.2	2.5	0.4		3.1
Repsol Portuguesa, A.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)	Distribution and marketing of oil products	F.C.	100.00	100	59.0	176.0	(13.9)	—	221.1
Concha I - Combustiveis e Lubrificantes, Lda	Portugal	Repsol Portuguesa, A.A.		Distribution and marketing of oil products	F.C.	51.00	51	—	—	0.1		0.1
Gespost	Portugal	Repsol Portuguesa, A.A.		Marketing of oil products	F.C.	99.67	100	—	—	0.3		0.3
Caiageste - Gestao de Areas de Servicios Ltda.	Portugal	Gespost			E.M.	50.00	50	—	0.3	—		0.1
Parmad - SGPS, S.A.	Portugal	Repsol Butano Portugal R.B., S.A.	Repsol Portuguesa, A.A.	Portfolio company	E.M.	100.00	100	0.1	—	—	—	0.1
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.	Property development	F.C.	100	100	3.5	28.0	0.3	—	31.8
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.		Energy production	P.C.	25	25	3.6	38.4	102.7	—	36.2
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.		Maintenance of regasification plants	P.C.	25	25	3.6	21.6	11.4	—	9.2
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.		Refining	F.C.	85.98	85.98	120.5	314.7	314.4	(100.1)	558.4
Asfalnor, S.A.	Spain	PETRONOR		Distribution and marketing of asphalt products	F.C.	85.98	100	0.1	—	0.1	—	0.2
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	F.C.	100	100	24.6	504.7	395.3	—	924.6
Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.8	12.2	0.2	—	14.2
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.9	(0.7)	(5.3)	—	(4.0)
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.9	(0.7)	(9.5)	—	(8.2)
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	4.0	201.8	60.3	—	266.1
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	7.8	299.3	332.8	—	639.9
Repsol Oil Operations AG	Libya	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	F.C.	100.00	100.00	0.1	0.8	0.2	—	1.1
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.		Oil and gas exploration and production	E.M.	40.00	40.00	0.1	0.3	—	—	0.1
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.	Oil and gas exploration and production	F.C.	100	100	4.7	15.9	(144.8)	—	(124.2)
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.	Portfolio company	F.C.	100	100	0.1	2.0	14.8	—	16.9
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.		Other	E.M.	29.66	29.66	84.8	(13.3)	14.1		25.4
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	1.9	(0.6)	0.1	—	1.4
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.7	(0.2)	15.0	—	15.5

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2005	ANNEX I

						% of Total Ownership		Amount in Millions of Euros
Name	Country	Parent	Other Shareholders (1)	Line of Business	Consoli- dation Method	% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned (2)
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.		Liquification	E.M.	20	20	47.6	(9.1)	(7.7)		6.2
TGP, S.A.	Peru	Repsol Exploración Perú, S.A.		Transmissions through gas pipelines	E.M.	10	10	175.9	(13.9)	20.1		18.2
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	(0.1)	(8.9)	—	(8.8)
Repsol Exploración México S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100	100	18.8	(1.0)	16.8	—	34.7
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100	100	—	—	0.1	—	0.1
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	(0.1)	(1.8)	—	(1.7)
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	(0.1)	(0.8)	—	(0.7)
Repsol YPF Eléctrica de Brasil, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.2	0.9	*	—
Repsol Exploración Azerbaiyan, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.1	0.1	—	—	0.2
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	F.C.	100	100	2.8	(1.4)	(1.4)	—	0.1
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.	Oil and gas exploration and production	F.C.	100	100	—	—	(5.4)	—	(5.4)
Termobarrancas, C.A.	Venezuela	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	51	51	6.0	—	(1.1)		2.5
Repsol Exploración Venezuela, B.V.	Netherlands	Repsol Exploración, S.A.		Portfolio company	F.C.	100	100	246.5	(132.3)	(34.2)	—	80.1
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	F.C.	100	100	17.6	—	—	—	17.6
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.		Oil and gas exploration and production	F.C.	100	100	13.9	198.6	(157.7)	—	54.8
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.		Oil and gas exploration and production	F.C.	100	100	—	—	0.4	—	0.4
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.	Oil and gas exploration and production	F.C.	100	100	0.1	16.1	(14.2)		1.9
BPRY Caribbean Ventures LLC	Trinidad & Tobago	Repsol Exploración, S.A.		Portfolio company	P.C.	30.00	30.00	1,033.5	(1,256.9)	366.1	—	42.8
BP Amoco Trinidad & Tobago	Trinidad & Tobago	BPRY Caribbean Ventures LLC		Oil and gas exploration and production	P.C.	30.00	100	142.7	113.5	505.5	(337.8)	127.1
Dubai Marine Areas, Ltd. (DUMA)	UK	Repsol Exploración, S.A.		Oil and gas exploration and production	P.C.	50.00	50.00	0.1	134.6	0.6		67.6
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100	100	225.9	312.3	17.0		555.2
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.		Gas supply and logistics	E.M.	30.00	30.00	27.9	(4.7)	(28.1)	—	(1.5)
Repsol E&P USA	US	Repsol Exploración, S.A.		Oil and gas exploration and production	F.C.	100.00	100.00	—	—	(8.0)	—	(8.0)
Repsol Energy North America Corp.	US	Repsol Exploración, S.A.		L.N.G. marketing	F.C.	100.00	100.00	—	—	(0.3)	—	(0.3)
Repsol YPF Perú, BV	Netherlands	Repsol YPF, S.A.		Portfolio company	F.C.	100	100	0.1	0.1	0.00	—	0.2
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.		Portfolio company	F.C.	100	100	0.0	—	0.00	—	0.0
Refinería La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.		Refining	F.C.	51.03	51.03	0.1	0.0	0.08	—	0.1
Repsol Comercial, S.A.C.	Peru	Repsol YPF Perú, B.V.		Marketing of fuels	F.C.	100	100	0.0	(0.0)	-0.01	—	0.0
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.		Marketing of oil and gas	F.C.	100	100	0.1	(0.0)	0.00	—	0.1
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.		Marketing of oil and gas	F.C.	100	100	0.0	(0.0)	0.00	—	0.0
Repsol International Finance B.V.	Netherlands	Repsol YPF, S.A.		Finance and holding company	F.C.	100.00	100.00	279.6	723.2	151.2		1,154.0
Repsol LNG Port of Spain, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	0.0	101.4	47.4	—	148.9
Atlantic 1 Holdings, LLC	Trinidad & Tobago	Repsol LNG Port of Spain, BV		Portfolio company	E.M.	20.00	20.00	206.0		242.4	(242.4)	41.2
Atlantic LNG Co. of Trinidad & Tobago	Trinidad & Tobago	Atlantic 1 Holdings, LLC		Gas supply and logistics	F.C.(4)	20.00	100.00	206.0	141.8	323.2	(242.4)	85.7
Repsol International Capital	Cayman Islands	Repsol International Finance, B.V.		Finance and holding company	F.C.	100.00	100.00	0.7	(221.0)	(12.0)		(232.3)
Repsol Investeringen, BV	Netherlands	Repsol International Finance, B.V.		Portfolio company	F.C.	100.00	100.00	*	*		—	*
Repsol Netherlands Finance, BV	Netherlands	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Finance	F.C.	100.00	100.00	1.0	49.2	(32.8)		17.4
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.	Portfolio company	F.C.	100.00	100.00	463.7	16.6	95.7		576.0
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.	Investment company	F.C.	100	100	9.5	0.6	20.1	—	30.1
Gaviota RE	Luxembourg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	Reinsurance	F.C.	100.00	100.00	5.1	(1.8)			3.3
Repsol (UK) Ltd.	UK	Repsol International Finance, B.V.	Repsol Investeringen, B.V.	In liquidation	E.M.	100.00	100.00	20.3	(18.9)	(0.2)		1.2
Repsol Canada Ltd.	Canada	Repsol International Finance, B.V.		L.N.G. regasification	F.C.	100.00	100.00	—	—	—	—	—
Repsol Canada LNG, Ltd.	Canada	Repsol International Finance, B.V.		L.N.G. regasification	F.C.	100.00	100.00	—	—	(6.0)	—	(6.0)
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance, B.V.		L.N.G. marketing	F.C.	100.00	100.00	—	—	(0.9)	—	(0.9)
Repsol Occidental Corporation	US	Repsol International Finance, B.V.		Oil and gas exploration and production	P.C.	25.00	25.00	0.3	24.2	117.8	(93.3)	12.3
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Production and sale of petrochemicals	F.C.	100.00	100.00	60.5	(20.1)	(24.9)		15.5
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.	Production and sale of petrochemicals	F.C.	99.99	100.00	17.5	(5.9)	(1.9)		9.7
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.		Production and sale of petrochemicals	F.C.	100.00	100.00	3.1	5.6	(0.3)		8.4
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S		Production and sale of petrochemicals	F.C.	100.00	100.00	0.5	0.7	(0.6)		0.6
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.	Production and sale of petrochemicals	F.C.	99.00	100.00	3.0	38.6	(2.9)		38.3
Cogeneración Gequisa, S.A.	Spain	General Química, S.A.		Production of electricity and steam	E.M.	39.00	39.00	1.8	1.8	0.7		1.7
Dynasol Elastómeros, S.A.	Spain	Repsol Química, S.A.		Production and marketing of chemicals	P.C.	50.01	50.01	16.8	34.4	—	—	25.6
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química, S.A.		Production and marketing of chemicals	E.M.	49.99	50.01	58.6	3.8	5.7		34.0
Dynasol Gestión, S.A.	Spain	Repsol Química, S.A.		Production of chemicals	E.M.	50.00	50.00	0.1	0.3	0.1		0.3
Dynasol LLC	US	Repsol Química, S.A.		Marketing of petrochemicals	E.M.	50.00	50.00	—	2.7	1.2	—	2.0
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.	Production and sale of petrochemicals	F.C.	70.00	100.00	268.3	0.4	22.3		203.7
Polymer Technology Inc.	US	Repsol Química, S.A.		Technology license	E.M.	70	70	—	—	—	—	—
Polymed	Algeria	Repsol Química, S.A.		Production of polyethylene	E.M.	26.95	26.95	45.3		(20.6)		6.7
Repsol Chemie Deutchland GmbH	Germany	Repsol Química, S.A.		Marketing of chemicals	E.M.	100.00	100.00	0.1	0.6	0.3		1.0
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.	Portfolio company	F.C.	100.00	100.00		—	(1.0)	—	(1.0)
Repsol Italia, SpA	Italy	Repsol YPF, S.A.		Marketing of oil products	F.C.	100.00	100.00	2.4	7.9	5.6		15.9
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Distribution of gas	P.C.	30.85	30.85	447.8	3,496.1	766.5	(138.8)	1,410.1
Sagane, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Gas supply	P.C.	30.85	100.00	94.8	29.0	76.3	—	61.7
Europe Maghreb Pipeline, Ltd. (EMPL)	UK	Sagane, S.A.		Gas transmission	P.C.	22.39	72.60	0.1	102.4	115.9	(82.6)	30.4
Metragaz, S.A.	Morocco	Sagane, S.A.		Gas transmission	P.C.	22.31	72.33	3.4	1.0	1.4	—	1.3
Gas Natural transporte SDG, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	15.0	42.0	1.5	—	18.0
Gas Natural Exploración, S.L.	Spain	Gas Natural SDG, S.A.	La Energía, S.A.	Gas transmission	P.C.	30.85	100.00	6.3	0.1	(0.7)	—	1.8
Repsol-Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural SDG, S.A.	Gas transmission	P.C.	65.42	100.00	2.0	—	(0.4)	—	1.0
Gas Natural Soluciones, S.L.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.C.	30.85	100.00	6.2	2.0	1.3	—	2.9
Iradia Climatización AIE	Spain	Gas Natural Soluciones, S.L.	Gas Natural Servicios SDG, S.A.	Energy management	P.C.	30.85	100.00	0.3	0.1	—	—	0.1
Kromschroeder, S.A. (3)	Spain	Gas Natural SDG, S.A.		Meters	E.M.	13.12	42.52	0.7	10.5	(0.2)	—	1.4
Natural Energy, S.A.	Argentina	Kromschroeder, S.A.	La Propagadora del Gas, S.A.	Marketing of gas	P.C.	15.38	72.00	—	0.2	1.4	—	0.2
Gas Natural Castilla y León, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.79	90.10	6.3	78.4	17.0	—	28.3
Gas Natural Castilla La Mancha, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	29.30	95.00	26.9	15.1	1.6	—	12.8
Gas Natural Distribución SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	101.0	997.6	61.0	—	357.7
Gas Natural de Alava, S.A. (3)	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	3.08	10.00	10.3	10.3	4.3	—	0.8
Gas Natural Distribución Eléctrica, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.1	(0.1)	(0.2)	—	(0.1)
Electra de Abusejo, S.L.	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.1	—	—	—	0.0
Distribuidora eléctrica Navasfrías, S.L.	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.	Electricity distribution	P.C.	30.85	100.00	0.2	—	—	—	0.1
Gas Natural Rioja, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	26.99	87.50	2.7	8.9	2.2	—	3.7
Gas Navarra, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	27.76	89.99	3.6	27.1	5.2	—	10.0
Gas Galicia SDG, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	P.C.	19.12	62.00	32.6	4.7	0.7	—	7.3
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.		Distribution of gas	P.C.	17.40	91.00	2.3	(0.6)	0.2	—	0.3
Gas Aragón, S.A.	Spain	Gas Natural SDG, S.A.		Distribution of gas	E.M.	10.80	35.00	5.9	16.2	8.5	(3.9)	2.9
La Propagadora del Gas, S.A.	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.	Portfolio company	P.C.	30.85	100.00	0.2	0.9	0.3	—	0.4
Gas Natural Informática, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Computer services	P.C.	30.85	100.00	19.9	3.5	1.4	—	7.6
Gas Natural Andalucía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.85	100.00	12.4	30.7	10.6	—	16.6
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	100.00	0.3	1.7	(0.3)	—	0.5
La Energía, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity cogeneration	P.C.	30.85	100.00	10.7	0.8	0.1	—	3.6
A.I.E. Ciudad Sanitaria Vall d’ Hebrón	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	25.06	81.25	1.7	0.2	(0.1)	—	0.5
Sociedad de Tratamiento Hornillos, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	24.68	80.00	1.2	(0.1)	1.1	—	0.5
UTE La Energía-SPA	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	18.51	60.00	1.3	—	0.1	—	0.3
AECS Hospital Trias i Pujol AIE	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	15.42	50.00	0.9	0.1	—	—	0.2

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2005	ANNEX I

						% of Total Ownership		Amount in Millions of Euros
Name	Country	Parent	Other Shareholders (1)	Line of Business	Consoli- dation Method	% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned (2)
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	13.88	45.00	1.1	0.2	1.0	-	0.3
AECS Hospital Bellvitge AIE	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	15.42	50.00	0.8	(0.6)	(0.2)	—	0.0
Tratamiento Almazán, S.L.	Spain	La Energía, S.A.		Electricity cogeneration	P.C.	27.76	90.00	—	—	—	—	—
Gas Natural Comercializadora, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of gas and industrial electricity	P.C.	30.85	100.00	2.4	29.6	4.1	—	11.1
Invergas Puerto Rico,S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	5.1	(1.0)	(0.6)	—	1.1
Buenergía Gas & Power Ltd	Puerto Rico	Invergas Puerto Rico,S.A.		Portfolio company	P.C.	29.30	95.00	0.1	(88.1)	(0.6)	—	(26.0)
Ecoeléctrica Holdings Ltd.	Puerto Rico	Buenergía Gas & Power Ltd		Portfolio company	P.C.	14.65	50.00	63.2	12.2	8.5	(20.4)	9.3
Ecoeléctrica Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.		Portfolio company	P.C.	14.65	100.00	0.6	0.1	0.1	(0.2)	0.1
Ecoeléctrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.	Electricity production	P.C.	14.65	100.00	63.2	4.8	47.2	(28.6)	12.7
Gas Natural Servicios SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Retailing of domestic gas and electricity	P.C.	30.85	100.00	2.9	2.7	—	—	1.7
UTE Dalkia GN Servicios	Spain	Gas Natural Servicios SDG, S.A.		Energy management	P.C.	15.42	50.00	—	(0.3)	—	—	(0.0)
Gas Natural Electricidad SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Electricity production and retailing	P.C.	30.85	100.00	33.1	(0.9)	0.2	—	10.0
Gas Natural Corporación Eólica, S.L.	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.	Wind power production	P.C.	30.85	100.00	1.0	(0.1)	(3.5)	—	(0.8)
Sinia XXI, S.A.	Spain	Gas Natural Corporación Eólica, S.L.	La Propagadora del Gas, S.A.	Wind power production	P.C.	30.85	100.00	6.0	(0.3)	0.6	—	1.9
Corporación Eólica Zaragoza, S.L.	Spain	Sinia XXI, S.A.		Wind power production	P.C.	20.98	68.00	2.5	0.1	0.7	—	0.7
Montouto 2000, S.A.	Spain	Sinia XXI, S.A.		Wind power production	P.C.	15.11	49.00	6.0	(2.2)	2.5	—	1.0
Explotaciones Eólicas Sierra de Utrera	Spain	Sinia XXI, S.A.		Wind power production	P.C.	15.42	50.00	2.7	2.4	4.5	—	1.5
Enervent, S.A. (3)	Spain	Sinia XXI, S.A.		Wind power production	E.M.	8.02	26.00	2.4	0.4	1.7	—	0.4
Burgalesa de Generación Eólica, S.A.	Spain	Sinia XXI, S.A.		Wind power production	E.M.	7.48	24.24	1.5	0.1	0.3	—	0.1
Desarrollo de Energías Renovables, S.A.	Spain	Gas Natural Corporación Eólica, S.L.		Wind power production	P.C.	30.85	100.00	42.3	120.9	3.9	—	51.5
Aplicaciones y Proyectos energéticos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	30.85	100.00	0.1	0.1	—	—	0.1
Boreas Eólica, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	30.70	99.52	5.2	2.5	2.4	—	3.1
Los Castrios, S.A.	Spain	Boreas Eólica, S.A.		Wind power production	P.C.	10.23	33.33	2.2	—	—	—	0.2
Molinos de Valdebezana, S.A.	Spain	Boreas Eólica, S.A.		Wind power production	P.C.	18.42	60.00	0.1	—	—	—	0.0
Boreas Eólica 2, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	27.76	90.00	2.6	2.7	1.8	—	2.0
Desarrollo de Energias Renovables Castilla La Mancha, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	30.85	100.00	0.1	—	—	—	0.0
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	15.42	50.00	9.9	18.1	7.6	—	5.5
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	11.18	36.25	16.5	2.4	5.6	(1.0)	2.6
Molinos del Cidacos, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	15.42	50.00	10.2	3.6	9.9	—	3.7
Molinos de La Rioja, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	P.C.	10.28	33.33	3.0	1.0	1.7	—	0.6
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.		Wind power production	P.C.	7.71	75.00	1.0	—	—	—	0.1
Sistemas Energéticos La Muela, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	E.M.	6.17	20.00	3.1	2.5	1.8	—	0.5
Sistemas Energéticos Mas Garullo, S.A.	Spain	Desarrollo de Energías Renovables, S.A.		Wind power production	E.M.	5.55	18.00	1.5	1.4	1.5	—	0.2
Energy way Produçao de energía, LDA	Portugal	Gas Natural Electricidad SDG, S.A.		Wind power production	P.C.	30.85	100.00	—	—	—	—	—
Desarrollo del Cable, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Telecommunications	P.C.	30.85	100.00	21.1	20.5	8.0	—	15.3
Gas Natural Cantabria SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	27.89	90.41	3.2	27.9	2.1	—	9.3
Gas Natural Murcia SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.83	99.94	19.4	(2.2)	(0.2)	—	5.2
Gas Natural Cegas S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Distribution of gas	P.C.	30.75	99.99	25.5	60.3	7.6	—	28.7
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas Natural SDG, S.A.	Sagane, S.A.	Gas supply	P.C.	30.85	100.00	0.6	18.3	(44.6)	—	(7.9)
Gas Natural Finance, BV	Netherlands	Gas Natural SDG, S.A.		Finance	P.C.	30.85	100.00	—	2.5	0.7	—	1.0
Holding Gas Natural, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	0.3	0.2	—	—	0.2
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas Natural, SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	346.4	(175.6)	(5.5)	—	51.0
Gas Natural International, Ltd.	Republic of Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	25.4	15.5	0.2	—	12.7
Gas Natural Internacional SDG, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Portfolio company	P.C.	30.85	100.00	349.5	(60.0)	64.4	—	109.2
CEG Rio, S.A.		Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Marketing of gas	P.C.	18.38	59.59	20.1	(0.1)	7.3	(5.2)	4.1
Companhia Distribuidora de Gás do Rio de Janeiro S.A.		Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.	Distribution of gas	P.C.	16.71	54.17	147.7	(85.8)	19.6	(11.1)	11.8
Gas Natural Commercialisation France	France	Gas Natural Internacional SDG		Marketing of gas	P.C.	30.85	100.00	—	—	(1.4)	—	(0.4)
Gas Natural Puerto Rico, INC	Puerto Rico	Gas Natural Internacional SDG, S.A.		Portfolio company	P.C.	30.85	100.00	1.0	(0.1)	(0.2)	—	0.2
Invergas, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	22.21	72.00	48.9	60.6	—	—	24.3
Gas Natural Ban, S.A.	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.	Transmission and distribution of gas	P.C.	15.55	70.00	214.7	(152.2)	10.4	(13.4)	9.2
Gas Natural Argentina SDG, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Portfolio company	P.C.	22.21	72.00	105.0	(23.4)	—	—	18.1
Gas Natural do Brasil S.A.	Brazil	Gas Natural Internacional, SDG, S.A.		Electricity production and retailing	P.C.	30.84	99.99	0.6	(1.5)	(0.4)	—	(0.4)
Gas Natural Serviços, S.A.	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.	Services	P.C.	30.85	100.00	1.7	0.3	0.1	—	0.6
Gas Natural México, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Transmission and distribution of gas	P.C.	26.76	86.75	470.7	(148.2)	3.5	—	87.2
Comercializadora Metrogas S.A. de CV	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Admin. y Servicios	Distribution of gas	P.C.	26.76	100.00	128.1	(56.1)	2.9	—	20.0
Adm. Servicios Energía México, S.A. de CV	Mexico	Comercializadora Metrogas S.A. de CV	Gas Natural México, S.A. de C.V.	Services	P.C.	26.76	100.00	—	(0.4)	—	—	(0.1)
Energía y Confort Admón. de Personal, S.A. de CV	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.76	100.00	—	0.1	0.1	—	0.1
Gas Natural Servicios, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV	Gas Natural Internacional SDG, S.A.	Services	P.C.	26.76	100.00	6.1	(2.8)	(0.2)	—	0.8
Transnatural, SRL de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	13.38	50.00	10.4	(8.4)	(1.9)	—	0.0
CH4 Energía, S.A de CV.	Mexico	Gas Natural México, S.A. de CV		Transmission and marketing of gas	P.C.	13.38	50.00	0.6	0.1	0.9	—	0.2
Gas Natural Vendita Italia, SPA	Italy	Gas Natural Internacional SDG, S.A.		Marketing of gas	P.C.	30.85	100.00	2.1	6.9	(1.1)	—	2.4
Nettis Impianti, S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Portfolio company and distribution of gas	P.C.	30.85	100.00	3.1	123.1	(0.4)	—	38.8
Gasdotti Azienda Siciliana, S.P.A.	Italy	Nettis Impianti, S.P.A.	Autocartera	Distribution of gas	P.C.	30.85	90.00	0.5	27.1	(4.1)	—	7.2
Agragas, S.P.A.	Italy	Nettis Impianti, S.P.A.	Autocartera	Distribution of gas	P.C.	30.85	90.00	0.1	35.7	(0.5)	—	10.9
Normanna Gas, S.P.A.	Italy	Nettis Impianti, S.P.A.		Distribution of gas	P.C.	30.85	90.00	0.1	28.9	(0.2)	—	8.9
Gas Natural Servici e Logistica Italia, S.P.A.	Italy	Nettis Impianti, S.P.A.		Portfolio company	P.C.	30.85	90.00	0.1	0.4	(0.3)	—	0.1
Congas, S.P.A.	Italy	Normanna Gas, S.P.A.	Agragas, S.P.A., Gasdotti Azienda Siciliana, S.P.A.	Marketing of gas	P.C.	30.85	100.00	0.1	1.2	(0.1)	—	0.4
Nettis Gestioni, S.R.L.	Italy	Nettis Impianti, S.P.A.		Distribution of gas	P.C.	30.85	100.00	0.1	1.7	0.2	—	0.6
Nettis Gas Plus, S.P.A.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.	Marketing of gas	P.C.	30.85	100.00	2.6	2.6	1.9	—	2.2
SCM, S.R.L.	Italy	Nettis Impianti, S.P.A.	Nettis Gestioni, S.R.L.	Distribution of gas	P.C.	30.85	100.00	0.8	(0.2)	0.2	—	0.2
SCM Gas Plus, S.R.L.	Italy	SCM, S.R.L.		Marketing of gas	P.C.	30.85	100.00	0.2	0.1	(0.2)	—	0.0
Smedigas, S.P.A.	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	0.6	20.7	0.9	—	6.8
Gas Natural Rigassificazione Italia, SPA	Italy	Gas Natural Internacional SDG, S.A.		Distribution of gas	P.C.	30.85	100.00	0.1	—	—	—	0.0
Sistemas Administración y Servicios, S.A. de CV	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.	Services	P.C.	26.84	87.00	—	0.2	—	—	0.1
Natural Servicios, S.A.	Argentina	Gas Natural Internacional, SDG, S.A.		Gas installation work	P.C.	24.46	79.31	2.3	(1.3)	0.3	—	0.3
Serviconfort Colombia S.A.	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.	Services	P.C.	30.85	95.00	0.2	0.3	0.5	—	0.3
Gas Natural, S.A. ESP	Colombia	Gas Natural Internacional, SDG, S.A.		Distribution of gas	P.C.	18.22	59.06	10.9	159.2	43.9	—	39.0
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	23.89	77.45	1.1	5.2	2.4	—	2.1
Gasoriente, S.A. ESP	Colombia	Gas Natural, S.A. ESP		Distribution of gas	P.C.	9.93	54.50	9.2	24.6	6.7	(9.4)	3.1
Gases de Barrancabermeja, S.A. ESP	Colombia	Gasoriente, S.A. ESP		Distribution of gas	P.C.	9.93	99.99	1.3	1.6	0.3	—	0.3
Portal Gas Natural S.A.	Spain	Gas Natural SDG, S.A.		e-business	P.C.	30.85	100.00	8.0	0.4	0.1	—	2.6
Portal del Instalador, S.A.	Spain	Portal Gas Natural	Repsol YPF, S.A.	Services	P.C.	23.14	85.00	1.3	(0.1)	(0.1)	—	0.3
Torre Marenostrum, S.A.	Spain	Gas Natural SDG, S.A.		Real estate	E.M.	13.88	45.00	5.3	14.5	(0.1)	—	2.7
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.		Electricity cogeneration	P.C.	15.42	50.00	2.1	—	—	—	0.3
Natural RE, S.A.	Luxembourg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.	Finance	P.C.	30.85	100.00	3.1	—	(0.4)	—	0.8
Gas Natural Capital Markets, S.A.	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.	Finance	P.C.	30.85	100.00	0.1	—	—	—	0.0
Proyectos Integrados Energéticos, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.	Electricity and natural gas	F.C.	100	100	6.0	6.4	2.6		15.0
YPF, S.A. [7]	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración	Oil and gas exploration and production	F.C.	99.04	99.04	4,594.8	(3.2)	1,640.7	—	6,172.5
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPF Bolivia/Repsol YPF E&P Bolivia	Portfolio company	F.C.	99.04	100	202.2	(114.5)	4.7	—	91.5
YPF Energy Holdings N.V.	Neth. Antilles	YPF International, S.A.		Portfolio company	F.C.	99.04	100	354.7	(284.8)	2.4	—	71.6
YPF Jambi Merang, B.V.	Netherlands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	0.1	—	—	—	0.1
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	0.9	(0.9)	—	—	—

MAIN REPSOL YPF GROUP INVESTEES AT DECEMBER 31, 2005	ANNEX I

						% of Total Ownership		Amount in Millions of Euros
Name	Country	Parent	Other Shareholders (1)	Line of Business	Consoli- dation Method	% of Direct Ownership	% of Control	Share Capital	Reserves	2005 Income (Loss)	Interim Dividend	Assets Owned (2)
Greenstone Assurance, Ltd.	Bermuda	YPF International, S.A.		Reinsurance	F.C.	99.04	100	14.2	(12.4)	1.4	—	3.2
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	—	(16.8)	—	—	(16.6)
Maxus Guyana, Ltd.	Cayman Islands	YPF International, S.A.		Oil and gas exploration and production	F.C.	99.04	100	—	(3.0)	(0.3)	—	(3.3)
Oil Enterprise, Ltd. (SPE)		YPF, S.A.			F.C.	99.04	100	—	(26.0)	2.9	—	(22.9)
Oil International, Ltd. (SPE)		YPF, S.A.			F.C.	99.04	100	—	(10.6)	10.6	—	—
YPF Holdings Inc.	US	YPF, S.A.		Portfolio company	F.C.	99.04	100	458.9	(549.1)	(38.8)	—	(127.8)
CLH Holdings	US	YPF Holdings Inc.		Finance	F.C.	99.04	100	124.4	(187.1)	(9.3)	—	(71.3)
Tierra Solutions Inc.	US	CLH Holdings		Other	F.C.	99.04	100	124.4	(187.1)	(9.3)	—	(71.3)
Maxus Energy Corporation	US	YPF Holdings Inc.		Oil and gas exploration and production	F.C.	99.04	100	237.3	(356.5)	(21.0)	—	(138.9)
Maxus US Exploration Co.	US	Maxus Energy Corporation		Oil and gas exploration and production	F.C.	99.04	100	1.6	(109.0)	(9.4)	—	(115.7)
Midgard Energy Co.	US	Maxus Energy Corporation		Oil and gas exploration and production	F.C.	99.04	100					—
Diamond Gateway Coal Co.	US	Maxus Energy Corporation		Other	F.C.	99.04	100	(9.6)	0.8	(0.1)	—	(8.8)
Wheeling Gateway Coal Co.	US	Maxus Energy Corporation		Other	F.C.	99.04	100					—
Gateway Coal Co.	US	Maxus Energy Corporation	Diamond Gateway Coal Co.	Other	F.C.	99.04	100					—
Ryttsa USA Inc.	US	YPF Holdings Inc.		Marketing of oil products	F.C.	99.04	100					—
Compañía Mega	Argentina	YPF, S.A.		Gas fractionation	P.C.	37.64	38.00	171.3	57.2	103.1	—	124.8
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.	Marketing of oil and gas	F.C.	98.90	99.85	101.0	(58.5)	9.4	—	51.3
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.	Portfolio company	E.M.	99.04	100	—	—	—	—	—
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.		Portfolio company	E.M.	44.89	45.33	260.8	(344.5)	8.7	—	(33.7)
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)		Distribution of gas	E.M.	31.43	70.00	480.7	(721.2)	19.2	—	(69.5)
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.		Transmission and storage of oil and gas	E.M.	29.71	30.00	9.9	(1.0)	6.9	—	4.7
A&C Pipeline Holding	Cayman Islands	YPF, S.A.		Finance	E.M.	17.83	18.00	0.8	—	—	—	0.1
Oleoducto Transandino Argentino, S.A.	Argentina	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	38.3	—	—	—	6.8
Oleoducto Trasandino Chile, S.A.	Chile	A&C Pipeline Holding		Oil pipeline construction and operation	E.M.	17.83	100	—	—	—	—	—
Gasoducto del Pacífico Argentina, S.A.	Argentina	YPF, S.A.		Gas pipeline construction and operation	E.M.	8.67	10.00	104.6	(42.0)	4.6	—	5.8
Profertil, S.A.	Argentina	YPF, S.A.		Production and sale of gas products	P.C.	49.52	50.00	300.6	(65.7)	84.8	—	158.3
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.		Refining and marketing of oil products	P.C.	49.52	50.00	85.2	15.6	45.5	(26.7)	59.2
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	32.83	33.15	12.1	24.7	1.9	—	12.7
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.		Logistics of oil by-products	E.M.	36.64	37.00	93.0	(10.4)	6.9	—	32.8
Poligas Luján, S.A.	Argentina	YPF, S.A.		Bottling, transmission and marketing of L.P.G.	F.C.	50.01	50.49	—	—	—	—	—
Argentine Private Development Company (APDC)	Cayman Islands	YPF, S.A.		Oil and gas exploration and production	F.C.	99.04	100	25.4	(13.8)	—	—	11.5
Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA	Engineering and construction	F.C.	99.04	100	7.3	10.4	(2.5)	—	15.1
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.	Engineering and construction	F.C.	99.04	100	2.3	(0.6)	—	—	1.7
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.		Other	F.C.	99.04	100	0.1	6.8	—	—	6.8
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.		Distribution of natural gas	E.M.	16.50	16.66	—	2.0	(0.1)		0.3
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.		Portfolio company	E.M.	42.45	42.86	79.4	—	5.1	—	35.9
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.	Electric power generation and retailing	E.M.	39.53	79.83	132.8	—	5.1	—	54.5
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.		Oil and gas exploration and production	P.C.	44.57	45.00	81.3	(50.2)	30.0	—	27.2
Repsol YPF Chile, Limitada	Chile	Repsol YPF, S.A.	OPESSA	Administration of YPF’s investments in Chile	F.C.	100.00	100.00	113.6	44.6	3.3	—	161.4
Operaciones y Servicios YPF, Ltda.	Chile	Repsol YPF Chile, Limitada	Petróleos Transandinos, S.A.	Operation of service stations	F.C.	100.00	100.00	1.3	(0.6)	0.3	—	1.0
Petróleos Transandinos YPF, S.A.	Chile	Repsol YPF Chile, Limitada	YPF, S.A. / OPESSA	Marketing and distribution of fuels and lubricants	F.C.	100.00	100.00	49.6	33.6	2.1	—	85.3
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Ex.plorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia	Portfolio company	F.C.	100	100	449.5	8.9	(1.1)	—	457.3
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	F.C.	50.00	50.00	472.4	(105.9)	(43.6)	—	161.5
Transierra S.A.	Bolivia	Empresa Petrolera Andina, S.A.		Oil and gas transmission	E.M.	44.50	44.50	80.0	10.1	6.9	—	43.2
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.		Oil and gas exploration and production	F.C.	100	100	112.3	62.4	20.0	—	194.7
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.	Oil and gas exploration and production	F.C.	100	100	128.3	61.5	23.7	—	213.5
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista	Oil and gas transmission	F.C.	100	100	—	(5.9)	7.2	—	1.3
Repsol YPF Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA	Exploitation and marketing of oil and gas	F.C.	100.00	100.00	882.2	(354.7)	(47.7)	—	479.8
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Logistics of oil by-products	F.C.	100.00	100.00	70.7	(82.1)	3.8	—	(7.5)
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of a gas pipeline	E.M.	15.00	15.00	29.0	(9.1)	(6.4)	—	2.0
Termogaucha - Usina Termeléctrica, S.A.	Brazil	Repsol YPF Brasil, S.A.		Construction and operation of a power station	E.M.	26.00	26.00	119.2	2.2	(8.6)	—	29.3
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	30.71	30.71	11.9	62.9	(21.8)	—	16.3
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.		Marketing of oil products	P.C.	30.71	100.00	11.0	(0.3)	(0.3)	—	3.2
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Manguinhos Distribuidora, S.A.	Marketing of petrochemicals	P.C.	30.71	100.00	2.1	(0.2)	0.0	—	0.6
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.		Refining and marketing of oil products	P.C.	30.00	30.00	324.7	132.8	75.6	—	159.9
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol YPF Importadora de Productos, Ltda.	Operation of service stations	F.C.	100.00	100.00	17.3	(19.0)	(10.3)	—	(12.0)
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.	Marketing of oil products	F.C.	100.00	100.00	0.4	—	0.1	—	0.5

Consolidation method:

R	Full consolidation
P.C.:	Proportional consolidation
E.M.:	Equity method
n/a:	Not available
Information to be verified by DCA Awaiting information
(*)	Amount less than EUR 20,000.
(1)	Other Group companies with ownership interests of less than that of the Parent in the company’s share capital.
(2)	Based on the percentage of ownership of the related Parent.
(3)	This company is fully consolidated by its Parent. The Parent is accounted for by the equity method in the Repsol YPF Group.

ANNEX II.	Detail of the holdings owned by the Directors in companies engaging in an activity which is identical, similar or supplementary to the activity that constitutes the corporate purpose of Repsol YPF, S.A. and of the positions held by the Directors in such companies.

Antonio Brufau Niubó

Positions:

Deputy chairman of the Board of Directors of Gas Natural SDG, S.A.

Director of Suez

Holdings:

Gas Natural SDG, S.A.: 25,020 shares

Suez: 2,222 shares

Luis Ramírez-Corzo Hernández

(Representative on the Board of Directors of Pemex Internacional España, S.A.)

Positions:

General Manager of Petróleos Mexicanos; Chairman of the Board of Directors of PEMEX Exploración y Producción, PEMEX Refinación, PEMEX Gas y Petroquímica Básica and PEMEX Petroquímica.

Director and stand-in Chairman of the Board of Directors of P.M.I. Comercio Internacional, S.A. de C.V.

Henri Philippe Reichstul

Positions:

Director of Prisma Energy International (Houston)

Luis Suárez de Lezo Mantilla

Positions:

Director of Compañía Logística de Hidrocarburos, S.A. (CLH)

Director of Repsol – Gas Natural LNG, S.L.

Holdings:

Gas Natural SDG, S.A.: 8,765 shares

Endesa, S.A.: 1,956 shares

REPSOL YPF

2005 CONSOLIDATED DIRECTORS’ REPORT

1

29 March 2006

2

Translation of a report originally issued in Spanish.

In the event of a discrepancy, the Spanish-language version prevails.

CONSOLIDATED DIRECTORS’ REPORT

1. ECONOMIC AND FINANCIAL INFORMATION

1.1. EARNINGS

In 2005 the world economy recorded robust economic growth, although slightly lower than that of 2004. Oil prices which, while still high, have not yet generated inflationary pressures, pushed down world demand for oil, especially in the Asian economies.

Despite the increase in the US current account deficit, the US-eurozone growth differential and the increase in the interest rate differential between the two regions triggered the appreciation of the dollar against the euro.

In 2005 the Spanish economy maintained the rise in growth initiated in 2002. Spanish GDP rose by 3.4%, up three tenths of a point from 2004. This surge in Spanish business activity combined with the slow growth of the economy in the Eurozone in recent years enabled Spain to make rapid progress towards the process of actual convergence with the EU countries as a whole. The growth differential between Spain and the Eurozone in 2005 was two percentage points.

The demand for oil products grew by approximately 2% in 2005 and was observed to slow down during the year, especially in the last quarter.

Before analysing the 2005 results, it should be pointed out that, since January, Repsol YPF has been reporting all its financial data in accordance with International Financial Reporting Standards (IFRSs), and that the 2004 data were restated by applying the same accounting methods to facilitate comparison with the 2005 data.

In Latin America, the rise in exports and the existence of reasonably good financial conditions were reflected by strong economic growth and low inflation.

In 2005 Repsol YPF obtained a net profit of EUR 3,120 million compared with the EUR 2,414 million of 2004. The profit from operations soared by 32% with respect to 2004. Net cash generated amounted to EUR 6,480 million and earnings per share increased from EUR 1.98 in 2004 to EUR 2.56 in 2005.

This increase in Repsol YPF’s profit from operations was due to the favourable economic environment, high crude oil prices and refining margins and better management of the company’s businesses. The most outstanding growth was recorded by the Refining and Marketing Division, where profit from operations climbed by 69.3% driven by the Refining profit margin increased in 48.2% during the year. Profits in the Exploration and

3

Production area rose by 6.0% to reach EUR 3,246 million and the Chemical Products area posted 17.6% growth, due to the recovery of international margins, while Gas and Electricity operating profits were 25.5% stronger.

The tax rate in 2005 was 42.9% compared with 37.5% in 2004. In calculating the tax, the Group took into account for the first time the tax accrued in Libya on the oil and gas exploration and production activities carried on locally (EUR 594 million). Had the Libyan tax not been computed, the effective rate for the Group would have been 35.9%.

The Company’s monetary flows that originated in US dollars were not affected, since in 2005 the dollar was priced at EUR 1.243 as against EUR 1.242 in 2004.

Millions of Euros	2004	2005
PROFIT FROM OPERATIONS	4,686	6,161
Exploration and production	3,062	3,246
Refining and marketing	1,585	2,683
Chemical products	262	308
Gas and electricity	310	389
Other	(533)	(465)
FINANCIAL LOSS	(624)	(722)
PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	4,062	5,439
INCOME TAX	(1,627)	(2,332)
SHARE OF PROFIT AFTER TAX OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	131	117
PROFIT FOR THE YEAR	2,556	3,224

MINORITY INTERESTS	152	104

NET PROFIT	2,414	3,120

1.2. FINANCIAL POSITION

In 2005 the Repsol YPF Group obtained a net cash flow of EUR 6,480 million, representing a 38% increase with respect to 2004.

Investments at EUR 3,713 million were slightly lower than those of the previous year and were assigned mainly to the development of projects in progress and to the purchase of LPG assets in Portugal. Disposals amounted to EUR 581 million.

4

Net bank borrowings and other financial liabilities amounted to EUR 4,513 million in 2005, EUR 885 million lower than the 2004 year-end figure. This reduction was due to the significant cash flow generated, which was more than sufficient to finance the investments during the year. As a result, the debt/ total capitalisation ratio stood at 18.1%, which was more than 6 points down from the 2004 year-end ratio.

Dividends paid by Repsol YPF in 2005 amounted to EUR 681 million. EUR 610 million relate to the 2004 accounts and the remainder to minority shareholders of Repsol YPF Group companies.

A detailed explanation of the changes in 2005 borrowings follows:

Millions of Euros 2005
Net borrowings at 1 January	5,398
Net cash flow	(6,480)
Investments (*)	3,713
Disposals (*)	(581)
Dividends paid	681
Exchange rate effect	813
Changes in working capital and other movements	969
Net borrowings at 31 December	4,513

(*)	Exclude investments in and disposals of financial assets which do not affect the evolution of net debt.

1.3. RISK MANAGEMENT AND DEFINITION OF HEDGES

The Group’s business activities expose it to various types of financial risk:

•	market risk, as a result of the volatility of the price of oil, natural gas and their derivatives, exchange rates and interest rates

•	credit risk, associated with financial contracts and commercial activities

•	Liquidity (or solvency) risk, to the extent that the Group could encounter difficulties in obtaining the funds required to meet its obligations.

Repsol YPF has an organisation and systems that enable it to identify, measure and control the financial risks to which the Group is exposed, and it uses various financial instruments as hedges, in accordance with the corporate guidelines common to the whole Group. These financial instruments are arranged on a centralised basis and are subject to specific controls.

5

Foreign exchange risk

Results of operations are exposed to changes in exchange rates, mainly in the US dollar/euro exchange rate, since most of the Group’s income and a portion of its expenses are denominated in or indexed to the US dollar. In order to protect its financial strength from exchange rate changes, Repsol YPF obtains financing predominantly in US dollars, either directly or by using foreign exchange rate derivatives. The financial instruments used for this purpose are designated as hedges of a net investment in a foreign operation with the US dollar as the functional currency.

Interest rate risk

Repsol YPF occasionally arranges interest rate derivatives to reduce the risk of changes in its borrowing costs or in the market value of its borrowings. These derivatives are generally designated as hedging instruments for accounting purposes.

Price risk

As a result of the Group’s commercial transactions and activities, its results are exposed to risk relating to crude oil and product prices. Repsol YPF arranges derivatives for these risks in order to reduce the exposure to price risk of the Group’s business units. These derivatives hedge results from the economic standpoint, although they are not always designated as hedges for the purpose of their recognition for accounting purposes.

The derivative instruments used by the Group in order to manage market risk, the purpose of each instrument and the hedges that have been arranged are described in Note 38 (Transactions with Derivatives) to the accompanying Financial Statements

Credit risk

The Group’s exposure to credit risk is primarily attributable to operating trade receivables, the amounts of which are reflected in the consolidated balance sheet net of allowances for doubtful debts. The allowances for doubtful debts are used, as provided for in the Group’s accounting regulations, in the following cases:

•	past-due receivables more than 180 days old

•	receivables from third parties involved in insolvency proceedings

•	receivables from third parties for which a risk analysis indicates that the debtor is unable to pay the related amount

6

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group does not have a significant concentration of credit risk, with exposure spread over a large number of customers and other counterparties.

7

Liquidity risk

Repsol YPF applies a prudent policy to protect it against liquidity risk. For this purpose, it maintains a sufficient volume of cash and other liquid financial instruments to be able to settle its debts on their scheduled maturity dates in the following 12 months. Also, the Group has undrawn credit lines totalling EUR 2,699 million.

2. BUSINESS AREAS

2.1. EXPLORATION AND PRODUCTION

Earnings

Profits from exploration and production operations in 2005 amounted to EUR 3,246 million, up 6% from the EUR 3,062 million obtained in 2004. Operating cash flow amounted to EUR 5,153 million compared with the EUR 4,417 million of 2004.

The factors that contributed to the growth in profits included, notably, the increase in the benchmark crude oil prices, the improvement in gas production prices in Trinidad & Tobago and Argentina, and the higher gas sales in Bolivia, Trinidad & Tobago and Venezuela. In the negative sense, these factors widened the heavy crude oil differentials and triggered higher withholdings on crude oil and gas exports throughout the year due to the impact of these on the prices applied to sales in Argentina, both within the Group and to other operators. The effect of the higher withholdings led to a negative impact of EUR 700 million on earnings in the exploration and production area. A total of EUR 102 million was paid in withholdings in 2005, of which EUR 72 million related to crude oil exports and EUR 30 million to natural gas exports.

The average sale price of Repsol YPF’s liquid basket was USD 37.14/barrel (EUR 29.85/barrel) versus the 2004 price of USD 30.85/barrel (EUR 24.83). The higher differential compared with 2004 in respect of benchmark crude oils was due to the effect on prices of increased withholdings throughout the year in Argentina and to the rise in the heavy crude oil differentials. With regard to gas, the average price stood at USD 1.60 per thousand cubic feet, up 24% from 2004. This increase was mainly due to the higher average sale prices in Argentina and Trinidad & Tobago.

The Company’s operating cost efficiency is among the best in the industry, although the lifting cost in 2005 was USD 2.44/barrel, up 26% from 2004. This increase was triggered by, among other factors, the renegotiation of contracts and the maturity of the fields in Argentina which caused the main impact, and by the operating cost increase in Trinidad & Tobago due to more intensive field development, with the concomittant increase in productive wells and production facilities.

8

The average finding cost for the period from 2003 to 2005 was USD 3.41/barrel.

Integrated gas projects

As part of its medium- to long-term growth strategy for the upstream area, in 2005 the Company strove harder to participate in integrated liquefied natural gas (L.N.G.) projects, which entailed the exploration and production of natural gas, and the construction of L.N.G. liquefaction, regasification and retailing plants.

In this context, in April 2005 Repsol YPF and Gas Natural SDG, entered into an agreement to participate jointly, in the form of a consortium, in future integrated liquefied natural gas projects, including the exploration, production and liquefaction of natural gas reserves, and L.N.G. transport, trading and wholesaling.

In the exploration, production and liquefaction (upstream) area, the agreement addresses an association for the development of new projects, in which Repsol YPF will be the operator and owner of a 60% holding and Gas Natural SDG will own a 40% holding. Also under the agreement reached, Gas Natural SDG and Repsol YPF will jointly execute various regasification plant projects in which Gas Natural SDG will act as operator and the regasification rights will be owned by the new joint company.

This will enable the two companies to improve their competitive position in the international L.N.G. market, access new wholesale markets, add flexibility to their procurements and their supply destinations, boost their performance and reduce operating and financial risks.

In the L.N.G. transmission, trading and wholesaling (midstream) area, in mid-2005 Repsol-Gas Natural LNG, S.L was formed. The new company, owned on an equal footing by Repsol YPF and Gas Natural SDG, will develop new international markets to market the L.N.G. obtained from the integrated projects and will guarantee supply to the Gas Natural Group markets. In addition, it will trade in L.N.G. wholesale and transmission markets using a fleet of 12 methane carriers, of which 11 are in operation and one is under construction.

In Peru, in 2005 Repsol YPF signed a definitive agreement with the US oil company Hunt Oil for its entry, as a 20% shareholder into the integrated gas project Perú LNG, currently being developed. Under this agreement, Repsol YPF also gained access to the Camisea field, in which it owns 10% of blocks 88 and 56. This holding was approved by the Peruvian Government on 13 December 2005 and, on 16 December, the contracts were signed between Repsol YPF and the other partners of the consortium.

The Perú LNG project covers the construction and operation of a liquefaction plant in Pampa Melchorita, which is scheduled to come into service in 2009 and produce 4 million tonnes a year of liquefied natural gas. Supplies of natural gas will be made from the output of the Camisea blocks 88 and 56 and will reach the plant through a branch of the Camisea-Lima gas pipeline.

9

Additionally, the agreement included the acquisition by Repsol YPF of 10% of Transportadora de Gas del Perú S.A (TGP), the company that transmits natural gas from Camisea through the trans-Andean oil pipeline.

The agreement also addresses the sale on an exclusive basis by Repsol YPF of 4 million tonnes a year of liquefied natural gas, mainly to the west coast of the United States and Mexico. The gas purchase and sale agreement entered into with Perú LNG will run for 18 and a half years. In terms of volume, it is Repsol YPF’s largest L.N.G. acquisition to date and will give its liquefied natural gas business activity the necessary boost to reaffirm its excellent position in the Atlantic basin.

In June 2005 Repsol YPF and Irving Oil entered into an agreement for the development of the first L.N.G. regasification plant on the east coast of Canada. Under the agreement a new company, Canaport LNG, was formed to build and operate the terminal which will supply local markets and the northeast coast of the US. The plant, which is located in Saint John, New Brunswick, which will have an initial capacity of 10 bcm per year, expandable to 20 bcm per year, is scheduled to begin operating in the second quarter of 2009. Repsol YPF, with a 75% holding, will supply the natural gas required to feed the plant. The regasified L.N.G. will be marketed by Irving Oil on the Canadian Atlantic coast and by Repsol YPF in other parts of Canada and in the US.

In Algeria, a consortium formed by Repsol YPF (60% holding) and Gas Natural SDG (40%) will continue to work on the Gassi Touil integrated project. The project concerns the operation of gas reserves already discovered in the areas awarded and the exploration of new reserves for their subsequent development and production in the Gassi Touil Rhourde Nous-Hamra region to the east of the country. Also as part of the project a natural gas liquefaction plant will be built in Arzew so that the gas obtained from the production area can be marketed. The plant will have an annual capacity of 5.2 bcm of liquefied natural gas and will foreseeably begin operating in 2009.

In 2005 subsoil studies were performed at all the gas fields, the conceptual engineering of the L.N.G. plant was completed and in December 2005 work began on the largest 3D seismic survey ever performed in Algeria.

In March 2006, Repsol YPF, Gas Natural and Sonatrach signed an agreement to form a joint company owned 48%, 32% and 20%, respectively, and known as Sociedad de Licuefacción (SDL), for the construction and subsequent operation of the natural gas liquefaction plant in Arzew.

In the Persian Gulf, Iran, the Persian L.N.G. project is being studied in conjunction with Shell and the Iranian state-owned NIOC (National Iranian Oil Company). This project represents another major step towards the development of new business opportunities in the region. In 2005 the parties continued to negotiate the final details of this project, which would include two liquefaction trains of 8.1 million tonnes/year each and would be supplied by the South Pars gas field.

10

Consolidation of the Caribbean presence

In 2005 Repsol YPF continued to work intensively on its strategy of achieving geographical diversification of its asset portfolio.

In Trinidad & Tobago, the fourth liquefaction train of the Atlantic L.N.G. plant, which is 22.22% owned by Repsol YPF, was started up in December. The co-owners of this fourth train, in which a total of USD 1,200 million were invested, are BP (37.78%), BG Group (28.89%) and the Trinidad & Tobago national company, NGC LNG (11.11%).

With an annual production capacity of 5.2 million tonnes, this train raises the total annual capacity of the Atlantic L.N.G. plant to 15 million tonnes, representing an increase in Repsol YPF’s net output of approximately 30,000 barrels of oil equivalent (boe) per day. This project confirmed the status of Trinidad & Tobago as the major liquefied natural gas supplier to the markets of the Atlantic basin and reinforced Repsol YPF’s leadership position in the Caribbean. In 2005 the Caribbean region accounted for 19% (216,000 barrels/day) of Repsol YPF’s total oil and gas output (1.14 million barrels/day).

In July 2005 Repsol YPF exercised the purchase option from bpTT on three oil fields (Teak, Samaan and Poui) and one gas field (Onyx). On conclusion of this transaction, Petrotrin (the Trinidad & Tobago state-owned oil company) and NGC each acquired a 15% holding in the fields and Repsol YPF remained as operator with a 70% holding. On 31 October, once official approval had been received from the Government of Trinidad & Tobago, Repsol YPF began to operate these oil fields, which are located on the south-eastern coast of Trinidad and produce 20,500 boe/day. There are plans to develop the Onyx gas field, which is expected to begin production in the second half of 2008.

In Venezuela a series of agreements that were signed in 2005 will boost the Company’s already significant presence in this country, where it is the leading private-sector producer of crude oil and gas.

In August a transition agreement was signed with PDVSA for the migration of the operating agreements for the Quiriquire, Mene Grande and Guárico blocks to mixed companies (Repsol YPF-PDVSA). Repsol YPF was the first company to sign the transition agreement and by 2005 year-end it had been signed by the remaining companies present in the country. At end-December, Repsol YPF purchased a 25% stake in Ampolex (Exxon) in the Quiamare La Ceiba block and signed a transition agreement with PDVSA for its migration to a mixed company.

Under another of the agreements signed, a 300 MW fossil-fuel power plant will be built, started up and operated in the State of Barinas, with the possibility of increasing its capacity to 450 MW. In September the integrated project Barrancas began production ahead of schedule, providing 20 million cubic feet of gas per day and 80 MW of electricity. The gas which feeds the plant is supplied from the Barrancas block fields (operated by Repsol YPF, which is the sole shareholder).

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On October 1, the chairman of Repsol YPF signed a regional framework agreement in Brasilia under which Repsol YPF and PDVSA will incorporate two mixed companies for production in oil-rich basins in Venezuela.

ABB and other geographical areas

In Argentina, the extension of the Northern Gas Pipeline entered into operation, thus providing a response to natural gas consumption needs in the country’s northern and central regions. The extension, which adds 1.8 million m3/day to the current capacity of the Northern Pipeline, entailed an investment of USD 100 million.

In Brazil, Repsol YPF was awarded 16 off-shore areas for exploration in the round of tenders launched by the Brazilian National Agency for Oil, Natural Gas and Biofuels (ANP). Repsol YPF will operate 11 of them on its own and the remaining five in conjunction with other international oil companies. The new areas—which are located in the three main Brazilian offshore productive basins, Cuenca de Campos, Espíritu Santo and Santos—together with the eight blocks already owned bring the total number of the Company’s offshore exploration areas in this country to 24 blocks.

With this award Repsol YPF has become the second most important oil company after the state-owned Petrobrás, in terms of the number of exploration blocks owned in Brazil.

In Bolivia, in 2005 Repsol YPF continued to export natural gas to Argentina to help this country to cover the shortfall in supply to its north-western region.

In the Gulf of Mexico/USA, the Company worked intensively on seismic processing and evaluation of the exploration blocks in its current mining acreage. Repsol YPF has equity interests in 72 blocks in the areas of Green Canyon, Altwater Valley, Alaminos Canyon and Mississippi Canyon. In June development began of the Neptune field, which is 15%-owned by Repsol YPF and expected to begin production in 2007.

Repsol YPF obtained nine exploration blocks in the round of tenders launched in March 2005.

In 2005 an agreement was reached with Mitsubishi to acquire its 17.5% stake in the exploration block MC589 (Prospect Kestrel-Valencia) taking Repsol YPF’s ownership interest in this block to 33%.

In Saudi Arabia, through EniRepSA Gas Limited, a consortium formed by Repsol YPF (30%), ENI (50%) and Saudi Aramco (20%), seismic surveys were

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performed in block C as part of the exploration program planned for the next five years, which includes the drilling of four wells in a practically unexplored area covering 51,400 km2. The consortium’s estimated investment is approximately USD 100 million.

In Libya, under the NC115 concession, a total cumulative output of 500 million barrels was obtained and daily production of blocks NC115 and NC186 was lifted to 250,000 barrels a day.

With respect to the development of new fields, in 2005 the plans for the development of fields B and H of block NC-186 were submitted to NOC. We expect to receive approval and to begin developing these fields in 2006.

In 2005 the Company continued with an intensive seismic programme and conducted 2D and 3D seismic surveys on areas of 8,414 km2 and 3,783 km2, respectively.

The projects in progress and discoveries made define Libya as one of the most significant countries included in the Company’s growth strategy.

In Russia, under a strategic agreement reached with West Siberian Resources (WSR) in February 2006, Repsol YPF acquired 10% of this company. The agreement addresses an industrial alliance for the joint execution of oil and gas exploration and production projects in Russia, where West Siberian has a large asset portfolio.

This transaction reinforces Repsol YPF’s exploration and production business and forms part of its geographical diversification strategy. The alliance with WSR has enabled the Company to penetrate the Russian oil and gas market and represents a significant opportunity to be present in this region where any profitable opportunity that arises will be exploited.

Discoveries

In 2005 16 explorations led to discoveries in Libya, Algeria, Argentina, Trinidad & Tobago, Iran, Peru and Colombia.

In Libya test drilling was successful in four wells, three in block NC-186 (I1, J1 and K1) and one in NC-115 (P1).

At the beginning of October crude oil was discovered in well I1 in block NC-186. Well I1 is the third that has been drilled during the second exploratory phase of the block, which commenced in May 2003. The shareholders of the block are National Oil Company (NOC) and Repsol YPF (32% stake) the operator and representative of a consortium of European companies: OMV (Austria), Total (France) and Hydro (Norway). The tests yielded 2,060 barrels/day of high-quality crude oil.

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At year-end, two more discoveries of crude oil were made in block NC-186, in wells J1 and K1, where the test output was 4,617 barrels/day and 2,300 barrels/day, respectively. Repsol YPF has drilled 11 exploratory wells since 2000 in block NC-186 and discovered crude oil in eight of them.

In block NC-115, another discovery of crude oil was made in well P1, the maximum test output of which was 2,060 barrels/day.

In Algeria, drilling was successful in well RG-5 (Reggane) in blocks 351c – 352c (Reggane basin), which are 45%-owned and operated by Repsol YPF. The well obtained a dry gas flow at three different levels, one of them producing 1.3 Mm3/d, an outstanding result for this area.

In Argentina, Repsol YPF’s explorations led to seven discoveries, five of them in the Neuquina basin and two in the Golfo de San Jorge basin.

Gas was discovered in two of the wells (Aguada Pichana Norte x-1 in the Neuquina basin and Cañadón Ferrais in the Golfo San Jorge basin) and oil in five (Risco Alto x-1, Cerro Liupuca x-2, Cerro Huanul x-1, Cerro Huanul Sur x-1 in the Neuquina basin and Cañadón Leon xp-2017 in the Golfo San Jorge basin).

In Trinidad & Tobago, gas was discovered in the exploratory well Coconut 1 in the blocks belonging to bpTT, a company 30%-owned by Repsol YPF.

In Iran, the consortium formed by Repsol YPF (33%), OMV (operator and owner of 34%) and Sipetrol (33%) discovered oil in the first exploratory well drilled in the onshore Mehr block, in western Iran. The Mehr block covers an area of 2,400 Km2 and is located in the Zagros region, in the Persian Gulf.

In Peru, the exploratory well Buenavista 39 1-X in block 39, which is 55%-owned and operated by Repsol YPF, was successfully completed. The block is in the Marañón basin and covers a total area of 8,868 km2. Based on the results of the BuenaVista well and the known untapped potential of lot 39, it would be advisable to continue with its appraisal, drill new exploratory wells and acquire additional seismic data.

In Colombia, oil was discovered in the Cosecha block with the exploratory well Rondón B in the Llanos Orientales basin, where Repsol YPF has a 6.25% stake and Oxy is the operator.

Production and reserves

In 2005 the total oil and gas output amounted to 1,139,400 boe/day, down 2.3% from 2004. This decrease was mainly due to the lower gas output in Argentina, the decline of the crude oil fields in Argentina, Trinidad & Tobago, Dubai, Spain and East Venezuela, together with production restrictions in Mene Grande (Venezuela) and strikes in Argentina, compounded by the fact that production decreased due to the high crude oil prices, reducing the number of production sharing contracts. These lower levels of production could not be offset by the increases in the production of crude oil in Libya and gas in Bolivia, Trinidad & Tobago and Venezuela.

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Crude and liquid production amounted to 531,100 boe/day, down 6.4% from 2004. ABB production stood at 398,700 boe/day, representing a 6.9% decrease due to the 7.8% reduction in Argentina, partially offset by the increase in Bolivia. Argentine output was adversely impacted not only by the natural decline of the fields but also by labour strikes, which involved 4,600 boe/day.

In 2005 3,415 million cubic feet of gas were produced per day (608,300 boe/day), representing a 1.6% increase compared with 2004. Most of this increase was attributable to Bolivia, Trinidad & Tobago and Venezuela and offset the decrease in production in Argentina (5%) and in Algeria. Operating problems in Trinidad & Tobago had a negative impact of 2,900 boe/day.

In Bolivia, production amounted to 539 MMcf/d (million cubic feet per day), 96,000 boe/day, and growth was recorded at 22% due to the increase in exports to Brazil and Argentina. In Venezuela, production increased by 11% to reach 337 MMcf/d (60,000 boe/day). This increase was mainly due to the agreements reached with PVDSA for the increase in production in the Quiriquire block and the commencement of production in the Barrancas block.

In January 2006, proven reserves were reduced by 1,254 million barrels of oil equivalent, which represented a downward adjustment of 25% compared with the figure recorded at 31 December 2004. These revisions affected approximately 71% of gas reserves and in geographical terms were concentrated in Bolivia (52%), Argentina (41%) and Venezuela (5%), the remaining 2% relating to minor adjustments in the other countries where the Company is present. The main fields affected by the downward revisions were, in Bolivia: Sábalo, San Alberto, Yapacaní and Río Grande; in Argentina: Loma La Lata, Chihuido de la Sierra Negra, Ramos, Aguada Toledo-Sierra Barrosa, Puesto Hernández, the Portón complex and certain fields in the Golfo de San Jorge basin.

These revisions were partly due to new legislation introduced by certain countries in which the Company is present which affected investment decisions, and partly to a better understanding of the behavioural characteristics of certain fields.

The revisions in Bolivia were particularly due to the Oil and Gas Law enacted in May 2005, which substantially amended the applicable tax regime and the oil and gas commercial and operating environment. These changes had a significant impact on the projected return on new investments, converting many marginal fields into non-profitable areas, reducing the projected return on existing output and introducing commercial uncertainties which could affect the Company’s ability to meet future commitments under existing supply agreements. These changes, together with a better understanding of certain fields, called for a downward adjustment of proven reserves.

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In Venezuela, the talks being held with the state-owned company PDVSA to convert the current operating agreements into mixed public-private enterprises in 2006 also require a downward revision of reserves as a prudent measure.

The adjustments in reserves were also due to the behaviour of certain fields and better knowledge obtained of certain others. An additional factor refers to the concessions in Argentina. Since there is no guarantee that Repsol YPF will obtain extensions of the existing concessions, the projected output for the term of the extensions was eliminated from the proven reserves.

Discoveries and extensions, together with improvements in recovery led to a 47 million increase in boe, while reserve purchase and sales had an impact of 25 million boe. As a result of the revisions, additions and production for the year, reserves stood at 3,328 million boe at 2005 year-end.

Investments

In 2005 investments amounted to 1,948 million, up 64.4% from the 1,185 million in 2004. This significant increase was due to the acquisitions made in Trinidad & Tobago and Peru, the purchase of mining acreage in Brazil and Venezuela and higher investments in development. These represent 56.5% of the total investment and were mainly made in Argentina (64.9%), Trinidad & Tobago (8.9%), Venezuela (8.1%), Bolivia (4.5%), Ecuador (3.9%), Brazil (3%) and Libya (1.7%).

Gross exploration investments totalled EUR 410 million and were made mainly in Brazil (24.3%), Argentina (14.8%), Libya (13.5%), Algeria (6.5%), the USA (5.6%), Venezuela (4.4%) and Trinidad & Tobago (4.1%).

Strategy

In the upstream area, the Company’s medium- to long-term growth strategy is based on strengthening and consolidating its already good position in the integrated liquefied natural gas business by taking advantage of any profitable opportunities that might arise (Trinidad & Tobago, Persian Gulf, North Africa, Peru, etc.), developing new projects in the Caribbean and the Gulf of Mexico (Venezuela, Cuba, Mexico) and in new strategic areas (Middle East, countries of the former Soviet Union, the Caspian sea, West Africa, etc.), and at the same time improving our present strong position in our traditional markets of North Africa and Latin America.

Diligent efforts are being made to consolidate a balanced asset portfolio, which would reduce the relative weight of the business activity in Argentina and achieve robust, faster growth in other areas which could significantly improve the Company’s profitability, to raise the level of exploration activity involving medium and low risk in areas where Repsol YPF is firmly entrenched (Latin America, the Caribbean, Spain, North Africa) and to expand in areas that show high promise (Gulf of Mexico, Middle East, Sierra Leone, Equatorial Guinea or Morocco).

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OPERATING AGGREGATES

Net liquid output (Thousands of boe)	2003	2004	2005	2005 /2004%
Spain	1,481	1,373	880	-36.0
ABB	165,467	156,728	145,535	-7.1
Rest of the world	50,009	49,540	47,453	-4.2

Total crude	216,957	207,641	193,868	-6.6

Net natural gas output (Millions of cubic feet)
Spain	—	—	2,125	—
ABB	778,647	891,562	889,139	0
Rest of the world	324,089	338,288	355,368	5.0
Total natural gas	1,102,736	1,229,850	1,246,632	1.4

TOTAL OUTPUT *	413,348	426,671	415,886	-2.5

*	In thousands of boe. Factor of conversion of gas into oil equivalent: 5,615 (standard cubic feet of gas per barrel of oil equivalent)

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REPSOL YPF IN TRINIDAD & TOBAGO

Since Repsol YPF launched its business activities in Trinidad & Tobago thirteen years ago with the purchase of assets in gas liquefaction businesses and, more recently, in the areas of exploration and production, the Company has firmly consolidated its presence in this country, in which it is already the third private- producer. Repsol YPF invested a total of USD 2,500 million in Trinidad & Tobago, which continues to be one of the countries that are key to the Company’s near-term growth strategy.

At 31 December 2005, Repsol YPF had mining rights on three sea blocks covering a total area of 3,700 km2. At end-October it began to operate with a 70% holding, the Teak, Samaan and Poui fields, in association with the state-owned companies Petrotrin and NGC.

In 2005 net production in the country amounted to 115,051 barrels of oil equivalent per day, (12,129 boe/d of liquids and 16.4 MMcm/d of natural gas), and there are plans to obtain up to 170,000 barrels of oil equivalent per day in 2009.

For Repsol YPF, Trinidad & Tobago is extremely important to its strategy of profitable growth, and affects one of its core strategic lines in relation to the optimisation of integrated liquefied natural gas (L.N.G.) projects. Its location facilitates supply, in very favourable financial conditions, to markets in the Atlantic basin (the US, the Caribbean and Europe).

The Company occupies a privileged position through its holding in Atlantic LNG, the company that owns the liquefaction facility in Point Fortin. Repsol YPF has a 20% stake in train 1, 25% in trains 2 and 3 and 22.22% in train 4, whose start-up in December 2005 expanded the plant’s capacity to 15 million tonnes per year, converting it into one of the largest in the world.

To secure its presence in the region, in November 2005 Repsol YPF inaugurated in Port of Spain, the capital of Trinidad, a modern office building known as Repsol Tower, where 135 employees work.

In keeping with its Corporate Responsibility policy, Repsol YPF makes its presence felt in the community. It is the leading sponsor of the Red Cross Association and its HIV/AIDS prevention programmes which reach over 200,000 persons across the country. It also collaborates with the students of the University of Trinidad & Tobago, promoting the Instituto Superior de la Energía in Madrid as an educational centre, and in the last two years has awarded a total of 30 scholarships.

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2.2. REFINING AND MARKETING

Earnings

The profits from refining and marketing operations in 2005, at EUR 2,683 million, were 69.3% higher than the EUR 1,585 million posted in 2004, representing an all-time high for the Company. Cash flow from operations amounted to EUR 3,332 million compared with the EUR 2,269 million of 2004.

In 2005 crude oil prices rose to unprecedented levels. The year was characterised by an excellent operating environment for refining, reflected by high margins never before attained in the history of the Company. Repsol YPF’s refining margin indicator, at USD 8.46/barrel, exceeded the 2004 level of USD 5.71/barrel.

Commercial margins in Spain were similar to those of 2004, whereas those of Argentina were much lower since the increases in international prices could not be passed on to the sale price.

In the LPG area, profits from operations amounted to EUR 153 million, representing an 11.7% increase from the EUR 137 million recorded in 2004.

LPG operating margins were up 3% from 2004. In Spain, the bottled LPG margin fell by 12.4% compared with 2004, due to the decline in bottled LPG sales and a 6.7% drop in the unit margin, as a result of the time lag between the reference prices applied to calculate the maximum sale price and actual international prices for the year. In Latin America, retail margins increased in all the countries.

Refining

Repsol YPF operates nine refineries: five in Spain, three in Argentina and one in Peru, with a total installed capacity of 1,162 thousand barrels per day. It also owns equity interests in another refinery in Argentina and two refineries in Brazil. Taking these holdings into account, the total refining capacity amounts to 1,234 barrels/day.

In 2005, Repsol YPF processed 55.3 million tonnes of crude oil, 0.8% more than in 2004, which meant that all the refineries worked at 89% of their capacity.

The 2005-2009 strategic plan defines the refining area as a strong cash generator which will be a major contributor to solid and stable growth of the Company.

In the last quarter of the year Repsol YPF announced an investment plan of EUR 3,870 million for the refining area in Spain for the period 2005-2010. This investment plan will lift Repsol YPF’s refining capacity in Spain by 20%, involving the distillation of 890,000 barrels a day and a 50% increase in the average

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conversion level. It also points to the future launch in the market of fuels with a 10 ppm (parts per million) sulphur content, improved safety, a cleaner environment, and plants that are more energy-efficient. Moreover, it will help the Company to comply with EU biofuel development objectives through the use of biodiesel.

Marketing

Repsol YPF markets its oil products under several brands: Repsol, Campsa and Petronor in Spain, YPF in Argentina, and Repsol in the remaining countries. Repsol YPF has an extensive service station network in Europe (Spain, Portugal and Italy) and Latin America (Argentina, Brazil, Peru, Ecuador and Chile). Its marketing activity also includes other sales channels and the marketing of products such as lubricants, asphalts, coke and byproducts.

Oil product sales in 2005 totalled 57.9 million tonnes, up 5.4% from 2004, with an increase in sales marketed by the Company itself in both Spain and ABB. Sales in Portugal grew due to the inclusion of the Shell business in Repsol YPF’s business activity.

With a leading position in Spain and Argentina, at 2005 year-end the Repsol YPF service stations represented a total of 6,853 sales outlets, of which 19% were managed by the Company itself.

In Spain, in December 2005 the network was composed by 3,618 sales outlets, of which 79% were closely linked to Repsol YPF. In Spain alone the Company managed 927 stations (26% of the total network) and, in the rest of Europe, 428 stations in Portugal and 75 in Italy.

In Latin America, at 2005 year-end the Company had 2,732 service stations: 1,830 in Argentina, 415 in Brazil, 121 in Ecuador, 155 in Peru and 211 in Chile.

Repsol YPF is among the leading developers of state-of-the-art technology applied to fuels and, faithful to its commitment to the environment, presented a new range of diesel fuels and Efitec unleaded gasolines in March. Noteworthy is the new Diesel e+10, a fuel in the Diesel range, which was especially formulated to optimise the performance of latest-generation engines.

The Company continues to implement its policy of improving customer service quality through its emphasis on innovative products and services. In 2005 Repsol YPF began to implement at its service stations the information and advertising support Canal Repsol Multimedia, a novelty in the Spanish market, which offers consumers general news, entertainment, advertising and promotions. This involved the deployment of the most extensive network of multimedia plasma screens at sales outlets in Spain and there are already 391 service stations of the Repsol, Campsa and Petronor brands which are equipped with this channel.

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Liquefied Petroleum Gases (LPG)

In the LPG business, Repsol YPF ranks third worldwide, with a presence in 11 countries, and first in Spain and Latin America.

LPG sales in Europe amounted to 2,071 thousand tonnes and were up 2.9% from 2004. This figure includes LPG sales linked to assets acquired from Shell in Portugal which offset falling sales in Spain. In Latin America, sales amounted to 1,232 thousand tonnes, 5.2% higher than in 2004, mainly due to the strong growth recorded in Ecuador (9.4%) and Peru (8.5%).

In Spain, Repsol YPF distributes bottled, bulk and piped LPG through collective distribution networks. It has about 10 million bottled LPG customers which makes it the largest European distributor of bottled LPG in terms of both revenue and volume. Bulk sales in 2005 represented 31.7% of the total.

In France and Portugal, Repsol YPF distributes bottled and bulk LPG and in 2005 sold 17,331 tonnes and 133,036 tonnes, respectively, through a mixed distribution model whereby some of the bottled LPG is sold at sales outlets and most of it is home delivered. In Portugal, following the acquisition of Shell Gas, Repsol YPF ranks as the third operator in terms of sales, with a 21% share of the market.

In Morocco, Repsol YPF is present through the bottled LPG distributor National Gaz, whose sales amounted to 34,309 tonnes in 2005.

In Latin America, Repsol YPF is the foremost LPG distributor in Argentina, Ecuador, Peru and Chile. In the Argentine retail market, it markets bottled and bulk LPG in the residential, commercial and industrial markets with a market share of 33.8% in 2005. In Bolivia, Repsol YPF Gas Bolivia is the leading private company in the retail market with a 36.9% share, whereas Repsol YPF GLP Bolivia markets LPG in the wholesale segment.

In its search for new markets, in 2005 Repsol YPF began to develop an integrated LPG distribution project in India.

Investments

Investments in the refining and marketing area in 2005 amounted to EUR 995 million, down 24% from 2004, and included the purchase of the Shell service station network in Portugal.

The main investments made in 2005 targeted an improvement in the production structure and its compliance with the EU’s strict fuel quality specifications. Noteworthy was the start-up of the FCC feed hydrotreatment units in La Coruña, the FCC naphtha hydrotreatment unit in Bilbao and the isomerisation unit in Tarragona. Various projects were also approved to ensure the production of

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fuel with a 10 ppm (parts per million) sulphur content at all the complexes by 1 January 2009, as specified, obtaining significant advantages in terms of operation, construction and competition. At the La Pampilla refinery in Peru, the new vacuum and visbreaking units came on stream.

The remaining investments undertaken in 2005 were geared towards reinforcing the bond with the service station network and developing commercial LPG products in both Spain and Latin America.

Strategy

The strategy designed for the period 2005-2009 is based on maintaining the leadership position, while continuing to improve the refining system to ensure compliance with specifications, coverage of demand and improvement in product quality. In addition, the Company will develop to the full the advantages obtained from its strong position in refining and logistics.

INVESTMENT PLAN: COMMITMENT TO REFINING

In its firm commitment to the refining business and in a scenario in which Repsol YPF has significant advantages over its rivals (high level of integration, conversion capacity higher than the EU average, excellent geographical position of its refineries and location in expanding markets), the Company has included as part of its Strategic Plan an ambitious investment plan for its refineries in Spain, which amounts to EUR 3,870 million.

The Cartagena and Bilbao refinery projects are especially important in the 2005-2009 Strategic Plan. The purpose of these projects is to improve the processing of low-quality crude oil (high density and sulphur content), taking advantage of their lower cost, and to produce high value-added products (middle distillates and gasolines) with the concomittant decrease in the production of fuel oils.

The Company plans to invest EUR 2,100 million during the period in the Cartagena refinery to double its refining capacity and position it as the Spanish refinery with the highest refining capacity once it reaches 220,000 barrels per day. Also significant is the investment assigned to new conversion units which will help to reduce the diesel shortfall in the Spanish market.

At the Petronor refinery in Bilbao, the plan to invest EUR 900 million will place special emphasis on environmental improvements. With these investments, product quality will improve, fuel oil production will decrease by 70%, and the refinery will gradually be restructured as demand for this fuel falls.

Through these projects, the refining structure of the two refineries will be modernised, they will be equipped with conversion units that will transform what is left at the bottom of the barrel into high-demand, value-added products, and will especially help to even out the severe imbalance between the production of and demand for middle distillates currently existing in Spain.

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OPERATING AGGREGATES(1)

Processed materials (Millions of tonnes)	2003	2004	2005	% 05-04
Crude oil	53.4	54.9	55.3	0.8
Other charges and raw materials	5.2	5.2	5.4	3.8

TOTAL	58.6	60.1	60.7	1.0

Production (Thousands of tonnes)
Middle distillates	24,890	26,178	26,752	2.2
Gasolines	11,913	11,796	11,915	1.0
Fuel oils	8,337	8,224	8,419	2.4
LPG	1,728	1,691	1,646	-2.7
Asphalts	1,596	1,650	1,619	-1.9
Lubricants	456	476	441	-7.4
Other (excluding petrochemical products)	2,921	3,220	3,132	-2.7

TOTAL	51,841	53,235	53,924	1.3

Product sales (Thousands of tonnes)	2003	2004	2005	% 05-04
Diesel / Kerosene	28,039	29,465	31,366	6.4%
Gasolines	9,932	10,148	10,831	6.7%
Fuel oils	8,349	8,118	8,208	1.1%
LPG	3,193	3,217	3,343	3.9%
Other	7,257	7,237	7,535	4.1%

TOTAL	56,770	58,185	61,283	5.3%

Sales by geographical area (Thousands of tonnes)
Spain	33,901	34,983	35,552	1.6
ABB	15,417	15,533	16,284	4.8
Rest of the world	7,451	7,668	9,446	23.2

TOTAL	56,770	58,185	61,283	5.4

(1)	Includes 30% of the REFAP refinery and 50% of the Refinor refinery.

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2.3. CHEMICAL PRODUCTS

Earnings

The profits from the chemical products business operations in 2005 amounted to EUR 308 million, 17.6% higher than that obtained in 2004. Cash flow from operations amounted to EUR 455 million, compared with EUR 422 million in 2004.

These improved earnings were due to the higher sales volume and the growth of the international margins of our range of products. Earnings also benefited from the effects of the acquisition of the petrochemical assets of the Sines complex in Portugal last year and the disposal of the investment in PBB Polisur.

2005 was a year in which the average international margins were slightly above those typical of the average cycle and higher than the 2004 levels for both basic chemical products and their derivatives.

Higher sales volume

Petrochemical product sales totalled 4,644 thousand tonnes which, compared with the 4,104 thousand tonnes of 2004, represented 13.2% growth. Of the total sales, basic petrochemical products amounted to 979 thousand tonnes and sales of derivatives to 3,665 thousand tonnes. Of the basic petrochemical products, 253 thousand tonnes were assigned to the Spanish market, 168 thousand tonnes were sold in the ABB area (Argentina, Brazil, Bolivia) and the remaining 558 thousand tonnes in other markets. With regard to petrochemical derivatives, 1,228 thousand tonnes were assigned to the Spanish market, 935 thousand tonnes were sold in the ABB area and 1,503 thousand tonnes in other markets.

This increase in the sales volume was due to the contribution of sales of the Sines complex and the 50% holding in TDP (Tansformadora de Propileno de Tarragona).

At 31 December 2005, the installed capacity was 4,655 thousand tonnes, which included the effect of the acquisition of 50% of TDP and the disposal of the Group’s investment in Petroken.

Investments

The investments made in 2005 amounted to EUR 170 million and were 41.8% down from the 2004 investments totalling EUR 292 million, which included the acquisition of the Sines complex. The investments were made to expand capacity and improve the existing units.

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Noteworthy among these investments was that allocated to the expansion of the OP/SM Tarragona plant capacity, which will conclude with its start-up in the last quarter of 2006. This project will boost the Company’s presence in the propylene and styrene oxide derivative market, widening the gap with its competitors.

Additionally, in 2005 Repsol YPF acquired from the Dutch company Basell its 50% holding in Transformadora de Propileno A.I.E. (owner of a propylene plant in the Taragona petrochemical complex) in which it already owned the remaining 50%. This transaction reinforced Repsol YPF’s presence in the polyolefin business in Europe.

Strategy

The 2005-2009 Strategic Plan conceives sustainable and profitable development through a competitive customer-oriented organisation. In addition to strengthening its current position in the markets in which it is present, Repsol YPF will strive to further consolidate and expand the chemical product business in southern Europe. The Company carries out its strategy based on factors such as operating efficiency, technology, high value-added products, growth of its key business lines, integration, safety and the environment.

OPERATING AGGREGATES

CAPACITY	2003	2004	2005	% 05-04
(Thousands of tonnes)
Basic petrochemical products	2,137	2,717	2,717	0.0
Petrochemical derivatives	4,379	4,654	4,655	0.0

TOTAL	6,516	7,371	7,372	0.0

SALES BY MARKET
(Thousands of tonnes)
Spain	1,293	1,342	1,481	10.4
ABB	8,868	909	1,102	21.2
Rest of the world	1,807	1,853	2,061	11.2

TOTAL	3,968	4,104	4,644	13.1

SALES BY PRODUCT
(Thousands of tonnes)
Basic petrochemical products	426	420	979	133.1
Petrochemical derivatives	3,542	3,684	3,665	-0.5

TOTAL	3,968	4,104	4,644	13.1

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2.4. GAS AND ELECTRICITY

Earnings

In 2005 Repsol YPF’s gas and electricity business activity posted profits from operations of EUR 389 million, which were 25.5% higher than the 2004 figure of EUR 310 million. This increase in profits from operations was mainly due to the higher level of the gas distribution activity in Spain, organic growth of the Latin American business activities and the favourable circumstances prevailing in Spain for electricity generation.

Cash flow from operations amounted to EUR 466 million, up 20.1% from 2004.

Business Activity

In Spain, a total of 23.36 bcm of natural gas were sold, 11.3% more than in 2004. This increase was mainly due to the improvement in the marketing activity in the deregulated market. However, distribution sales fell slightly, due to the movement of customers from the regulated to the deregulated market.

The growth in profits from distribution operations in Spain was in line with the increase in the remuneration of this regulated activity for 2005. Distribution supply points increased by 325,000 in the last 12 months to reach a total of 5.1 million.

The electricity activity in Spain improved due to the steady progress in generation. The San Roque and San Adrián de Besos cycles, the entry into service of the Arrabal (La Rioja) and Cartagena (Murcia) combined cycle plants, together with cogeneration and wind installed capacity produced 8,904 GWh in 2005. In the meanwhile, construction of the 800 MW plant at Plana del Vena (Tarragona) continued, which gives an idea of the impetus given to this activity.

In the electricity retailing business, Gas Natural SDG gained a share of approximately 7% of the deregulated electricity market, with sales of 6,296 GWh. The profits from this activity were penalised, since a pool price considerably lower than that recorded during the year was embedded in the regulated rate.

Earnings in Latin America gathered strong momentum, basically due to the higher sales recorded throughout the region, rate increases in Colombia, Mexico and Brazil and the appreciation of the local currencies.

The number of supply points in Latin America increased by 253,000 to reach 4.8 million in 2005. This, together with the economic revival across the region pushed sales up by 8.5% in this area.

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OPERATING AGGREGATES

(bcm)

Natural gas sales (*)	2003	2004	2005	% 05-04
Spain	20.34	20.99	23.36	11.3
America	7.15	7.92	8.59	8.5
Rest of the world	2.84	3.94	4.16	5.6

TOTAL	30.34	32.85	36.11	9.9

(*)	Sales relate in full to Gas Natural SDG. Since 2004, natural gas sales in Spain have included the wholesale figures of L.N.G. assigned to Spain, whereas in prior years these figures referred to the rest of the world. The 2003 figures were re-expressed by the method applied by GAS Natural SDG to enable comparison with the 2004 figures on a uniform basis.

3. CORPORATE RESPONSIBILITY

For Repsol YPF, corporate responsibility constitutes its framework of action in relation to the Company’s stakeholders: shareholders, customers, partners and suppliers, employees and society in general.

Built into this framework of action are ethics and transparency, concern for the environment and safety, and fulfilment of our commitment to our employees and to society.

These core elements are in turn linked to the Company’s vision and certain commitments and values that are key to its relationships with these stakeholders.

3.1. HUMAN RESOURCES

The individuals that make up Repsol YPF form the base that supports all the organisation’s activities and businesses. This is why the first step taken by the Company, in fulfilling its firm commitment to its employees, is to bring to the surface talent, by fostering professional development and promoting the recognition of all professional achievements.

Repsol YPF believes that the best personnel management is that which involves close contact with the persons managed. Accordingly, the business unit and corporate function managers are, above all, managers of the persons composing the teams that assist them. In the traditional sense, the mission of human resources is to provide these personnel managers with all the support they need to perform their role, supplying them with the ideal tools for training, performance evaluation, recruitment of the most suitable professionals, etc.

In this respect, in 2005 all the Company’s units relied on an Annual Human Resources Plan (PARH), which is integrated in Repsol YPF’s Strategic Planning cycle and constitutes a tool for the planning of all personnel management actions (training, mobility, etc.) in a given organisational unit.

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Management by Commitments

In 2005 a new personnel management system known as Management by Commitments (GxC) was designed to replace the Management by Objectives (DPO) system.

The purpose of the GxC is to bring teams and resources into line with the Company’s strategy and culture and, accordingly, it establishes that it is not only necessary to define the objectives sought in business terms (projects, functions, responsibilities, etc.) but also the types of behaviour that must be fostered to ensure that the objectives are achieved successfully and in keeping with Repsol YPF’s culture. These models of behaviour are established annually by the Management Committee.

The cornerstone of GxC is the dialogue between manager and co-worker, and this seamless communication is formalised at meetings for the definition of commitments, continuous monitoring and evaluation of the commitments established jointly.

To train all the employees who will participate in the GxC system in 2006, the year of its launch, a training program has been under way throughout the world since the last quarter of 2005, in which 8,870 employees, including managers, supervisors and co-workers have participated.

Headcount

In December 2005 Repsol YPF had a total of 35,909 employees in over 20 countries.

55.9% are in Europe and 43.5% are in the Americas. The remaining employees are distributed between North Africa and Asia. By line of business, 55.9% of the employees work in refining and marketing, 8.9% in chemical products, 8.6% in exploration and production and 7.8% in LPG.

3.2. INNOVATION AND TECHNOLOGY

The Company continues to increase its technological capacity to keep up with its corporate growth in order to gain access to the best technologies available in the market, to absorb and improve them, and to develop the proprietary technologies that will give it a competitive edge. To achieve this, Repsol YPF has a Technology Unit, which has operating centres in Móstoles (Madrid) and Ensenada (Argentina) and a total of 400 employees.

The activity is scheduled in close collaboration with the business units for which the projects are executed. This planning also addresses R&D arrangements with universities and external centres and the development of projects in conjunction with other companies, in order to obtain maximum efficiency and quality.

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With a budget of EUR 55 million (plus another EUR 8 million for R&D projects executed within the business units) for 2005, the Technology Unit carries out three types of activities: research and development of new products and new production processes that can give the Company a competitive edge and access to new markets; technological support for the ongoing improvement of products and processes already existing at the Company and for the selection of technologies available in the market, in order to reduce production costs and adapt the quality of the products to meet market and legislative requirements and, finally, exploratory and technological monitoring projects to evaluate the future potential of technologies in the making.

The technology activities are undertaken throughout the Company’s value chain, which begins with oil and gas exploration and production, continues with the various conversion processes in our refineries and petrochemical complexes and culminates in the obtainment of products such as liquid and gaseous fuels, lubricants or plastics which reach the end consumer.

Oil and gas exploration and production projects target five large business objectives: to increase oil production and improve its recovery, especially in mature fields; to become capable of exploiting heavy and extra-heavy crude oils; to make effective use of natural gas reserves through the liquefied natural gas chain and other options such as GTL; to minimise the environmental impact of the operations, and to reduce operating costs in areas with a high potential for savings.

In the area of oil product refining and marketing, significant technological support is required for the production of higher-quality gasolines and diesels which are more environment-friendly and go beyond the requirements of international laws. New products are also developed, such as vegetable-based biofuels or new specialities of lubricants and asphalts with improved characteristics. The Móstoles Technology Centre also manufactures synthetic products used by championship-winning motorcycling teams worldwide and other products used in competitions and for special applications.

In the petrochemical products area, the Company was able to use its proprietary technology developed over the past ten years to access markets reserved to only a few companies worldwide. Noteworthy were the propylene oxide and hydrogenated rubber production processes and the plasticulture technology. Research continues today to improve these processes and products and to obtain new catalysers so that higher value-added polyolefin specialities can be produced.

In 2005 over 20 new products or upgrades were put on the market as a result of our research and development projects. Lastly, it should be mentioned that more work is being done on environmental technologies, particularly those designed to reduce the greenhouse gas emissions which can lead to climate change.

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BIODIESEL

In our world, financial and social welfare depend, inter alia, on the responsible but adequate consumption of energy. Over the past few years, the tensions that have arisen due to the increase in the demand for energy from developing economies and the political instability of many productive regions have taken oil prices to unprecedented levels. Also, there is growing concern over the climate change caused by carbon dioxide (CO2) emissions which are inevitably produced when we use energy sources containing carbon, such as oil, natural gas or coal.

In this context, the biofuels obtained from vegetable raw materials could contribute to diversifying the sources of energy supply, making us less dependent on oil for transport and reducing net CO2 emissions, since plants absorb this compound during their growth.

Repsol YPF has been researching and trialling biofuels for over a decade and, in the past five years, has worked more intensively on this R&D program at its Madrid Technology Centre to bring about the use of biofuels of a quality on par with that required in gasolines and diesels derived from oil. This program was expanded in 2005 with the inclusion of the Argentina Technology Centre.

Today, Repsol YPF is the European leader in the use of bioethanol obtained from cereals. Its refineries receive 140,000 tonnes/year of bioethanol which are converted into high-octane gasolines and blended with those obtained from oil before they are made available to the consumer.

Repsol YPF’s next commitment in the area of biofuels is biodiesel, which will be used in vehicles as a diesel oil blend. In Spain, a third of the diesel consumed is imported, whereas we have gasoline surpluses which must be exported. This imbalance is being exacerbated by the growing dieselisation of vehicles. Moreover, biodiesel has good properties as a fuel if it is obtained from quality vegetable oils and if it is known how to prevent degradation of the product which appears to be more severe than that of diesel oils. All of this has been studied intensively for various raw materials at our technology centres, which are already in a position to provide full quality assurance of this product at our service stations.

Repsol YPF recently announced a plan to develop biodiesel in keeping with EU objectives, which will entail the sale of over one million tonnes per year of biodiesel in Spain from 2010. In addition, Repsol YPF will also manufacture biodiesel from locally-grown soybean in Argentina.

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The main challenge that lies ahead will be to develop new technologies which will reduce the costs of producing biofuels - which cannot compete today unless accompanied by tax incentives - and also to make more use of locally manufactured raw materials. This is why Repsol YPF has put forward the proposal for a large biodiesel R&D project on which 15 companies and over 20 public- and private-sector research centres will collaborate, with a projected investment of EUR 22 million over four years. This proposal will be co-financed with public funds from the Centre for the Development of Industrial Technology (CDTI), as a CENIT (technical research) project under the Spanish government’s R&D sponsorship program known as “Ingenio 2010”.

3.3. ENVIRONMENT AND SAFETY

For Repsol YPF, concern for the environment and safety constitute a core aspect of its business management. This principle is embedded in its corporate vision, with the commitment of “contributing to sustainable development and the improvement of the social environment, while respecting human rights, the environment and safety”, and with the following ethical value: “We demand a high level of safety in processes, installations and services, with special emphasis on the protection of our employees, contractors, customers and the local environment, and we transmit this principle of action to all the organisation”.

It is these commitments and values that have given rise to our Environment and Safety Policy, which is implemented in all the Company’s activities through the management system, which establishes the organisational principles, the planning, monitoring and audit systems and the fundamental environment and safety conditions common throughout the company. The main support of this system is the Environment and Safety Manual, which is supplemented by an extensive body of rules, procedures and technical guidelines.

The environment

Repsol YPF’s 2005 Corporate Responsibility Report provides detailed information on the main aspects and significant improvements introduced during the year in the various environmental protection areas.

Note 39 to the Consolidated Financial Statements provides information on environmental assets, expenses and investments, contingencies, provisions and future measures.

Noteworthy among the main investments made in 2005 in the refining area, as in prior years, are those necessary to achieve the oil product environmental quality required by new legislation in the EU and Argentina. Also significant are the investments designed to control, reduce and/or prevent polluting emissions which include, notably, those aimed at protecting the atmosphere and the water medium.

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Climate change

With regard to climate change, Repsol YPF continued to work intensively on the strategy launched in 2004 for the deployment of its Carbon Management Plan, focussing on two key lines: participation in the European emission allowance market and consolidation of the Company’s Catalogue of Greenhouse Gas Emission Reduction Opportunities (CORE).

With respect to the European emission allowance market, once the individual emission allowances were definitively assigned in January 2005 to the plants in each of the industries concerned, the Company began to act in the emerging European CO2 emission allowance market. The start-up of the National Emission Allowance Registry for Spain in June 2005, and that of the Portuguese version subsequently, enabled accounts to be opened at the plants from which the allowances already allocated under the National Assignment Plans were issued.

In 2005 Repsol YPF focussed on verifying and monitoring the CO2 emissions at the plants affected by this legislation, specifically at the oil refineries and electricity generation plants of over 20 MW capacity, by preparing a training and internal audit plan prior to official verification which would establish the quantity of CO2 emissions that would have to be dealt with at each plant, cancelling the corresponding emission allowances in the National Registry.

In addition, new opportunities were identified for the reduction of emissions in the Company’s businesses that were being included in the CORE. This catalogue of emission reduction opportunities enables the Company to further improve the technological aspects of its activities and at the same time to continue with its efforts to enhance energy efficiency and detect possible Clean Development Mechanism (CDM) projects.

Moreover, as part of the aforementioned Carbon Management Plan, in 2005 Repsol YPF was included in the Natsource carbon fund “Greenhouse Gas Credit Aggregation Pool (GG-CAP)”. This fund develops CDM projects throughout the world, investing in energy efficiency, renewable energies, waste management, fuel changes and other projects in developing countries, in a way that is consistent with the Company’s policy of fostering a global approach to the struggle against climate change.

Biodiversity

One of the major challenges posed by sustainable development is the protection of biodiversity: this is crucial to ensuring human welfare and economic development. Repsol YPF shares this concern and incorporates respect for biodiversity into the planning and development of its projects, anticipating their possible negative impact on ecosystems.

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This attitude is borne out by the approval in July 2005 of the Company’s position on biodiversity (which is included below) and the implementation of other environmental protection measures described in the 2005 Corporate Responsibility Report.

Safety

Repsol YPF targets a zero accident level in its operations. Accordingly, it has established a work safety and accident reduction plan in which it describes the management improvement measures and investments aimed at maintaining its facilities up to the highest standards in the industry.

In 2005 the accident frequency for company employees continued to decrease (as shown in the related graph). Unfortunately, despite the improvement measures implemented and progress achieved, a total of seven fatal accidents took place: one involving a Company employee, another a temporary employee (who for the purpose of accident statistics was considered to be a Company employee) and five involving employees of contractors.

In its 2005 Corporate Responsibility Report, Repsol YPF describes its principal safety enhancement measures and investments.

REPSOL YPF’s POSITION ON BIODIVERSITY

The conservation of natural habitats and biological diversity and their connection with socioeconomic development is today an aspect of growing social interest. Repsol YPF shares this concern and takes into account respect for biodiversity in the planning and development of its projects and operations, anticipating their possible adverse impact on ecosystems.

The protection and conservation of the environment and of biodiversity are key to the configuration of our Company’s strategy that takes inspiration from the principles of sustainable development.

We will act responsibly and transparently, guided by the following principles, in accordance with our Environment and Safety Policy:

- Anticipate and minimise the adverse impacts of all our operations on our surroundings, especially on protected, biologically diverse, sensitive natural environments.

- Integrate biodiversity in our Company’s management systems and decision-making processes, including environmental and social assessments.

- Participate in research, conservation, educational and sensitisation projects.

- Disseminate information on biodiversity and cooperate with communities and other stakeholders.

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3.4. COMMUNICATION AND SOCIAL RESPONSIBILITY

Companies operate in an increasingly globalised social and economic environment which requires a dynamic approach and new requirements. Repsol YPF immerses itself in the community in which it works, is open to all the stakeholders with which it interacts, and believes that corporate communication is a basic management tool founded on its Vision and Values.

Repsol YPF is committed to communicating openly and rigorously with all its stakeholders. This is the only way of ensuring the Company’s participation in the generation of long-lasting economic and social value. It is the ideal approach to gaining a close insight into individual and environmental concerns and meeting expectations in these areas.

The Company has defined a common communication policy and strategy for all its organisations worldwide. In order to bring its commitments and management into line with the interests of shareholders and investors, customers, employees, local communities and society in general, Repsol YPF maintains open, two-way contact with them through various channels.

Repsol YPF’s social commitment

Repsol YPF has assumed as a business operation principle, the achievement of efficient, modern, profitable and effective management that harmonises with the principles of sustainable development and commitment to the welfare, development and prosperity of the communities in which it is present. Repsol YPF considers that its commitment to society is underpinned by its capacity to generate and distribute wealth, the result of the efficient performance of its activities as an energy utility. Concern for the surroundings, safety, the environmental commitment and respect for human rights are present and guide the Company’s strategy, making it compatible with the principles of sustainable development.

Repsol YPF’s social action is defined by the Company’s long-term commitment to the communities in which it operates. It helps Repsol YPF to consolidate its position in the countries in which it is present and forges lasting relationships, based on cooperation with the host communities.

Repsol YPF’s social commitment guidelines

The principles and commitments which guide Repsol YPF’s actions in its dealings with the communities in which it operates are put into practice through directives and projects that are based on the UN Millennium Development Goals. In the social investment area, Repsol YPF implements its strategy through actions that comprise programs and initiatives relating to community development, education and social integration.

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Worth mentioning is the employees’ participation in the development of community projects to which they dedicate time and effort. The employees are the best ambassadors of the Company’s social commitment and embody the main resources that Repsol YPF can place at the disposal of society.

Areas of action

The foregoing principles are expressed through the following areas of action:

Education and Training: Repsol YPF, as a member of the community and to cover the needs of the areas in which it operates, fosters the development of communities through primary and secondary, university and postgraduate educational programs.

It is important to mention the educational programme carried out by the Fundación Repsol YPF through agreements with universities. Especially significant was the work done through the Instituto Superior de la Energía (ISE), at which 115 students participated during the 2004-2005 school year in five master’s degree courses and 79 of them received scholarships of different kinds. In 2005 the Foundation also awarded scholarships to graduates and postgraduates and grants to educational institutions for various projects.

Health: Repsol YPF collaborates with the health authorities, supporting programs designed to improve the sanitary conditions and quality of life of the communities in which it is present. Noteworthy is Repsol YPF’s participation in the Fundación Pro CNIC (National Cardiovascular Research Centre).

Due to the lack of resources in Bolivia, Ecuador and Trinidad & Tobago, Repsol YPF, with the help of Fundación Ayuda en Acción, Fundación Codespa and the Red Cross, respectively, endeavours to educate the local population on HIV/AIDS and methods of prevention, with a view to creating spaces for open discussion and active engagement on the subject of this disease.

Social Integration: Projects are carried out for the integration into society of disadvantaged groups. Worth mentioning are the programs for the incorporation of disabled persons in Spain and Argentina, the sponsorship of the sportsman Carlos Breyaui, who has motor disability, and the grants provided for “independent living” courses through the Fundación Argentina para Personas Especiales (FUARPE).

In 2005 the Fundación Dakar Solidario launched its activities which aimed to provide humanitarian aid to the host countries of the route of the Dakar Rally, one of the most well-known sports events in the motor world. With Repsol YPF as one of the founding sponsors, this private Foundation was created in order to more efficiently channel and manage the resources, initiatives and contributions of companies, institutions and other collaborators involved in this project. Thanks to this initiative, hospitals in Mauritania and Mali received medicines, and healthcare materials and infrastructure which will contribute to covering the local inhabitants’ needs for a whole year.

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Community Development: The objective of this initiative is to improve the living conditions of the communities in which Repsol YPF operates, an example being the “Andean Rural Tourism Network” project under way since 2002 in conjunction with Fundación Codespa. Due to the success of the project and its replicability, in 2005 it was extended to other Latin American regions. Mention must also be made of the project which the Company has been executing with the Fundación Ayúdales a Vivir, “The Vocational University for the Youth of Ventanilla”, in one of the poorest areas of Ventanilla, a district in Callao.

Environment: Noteworthy among the biodiversity conservation programmes under this heading is the “Florestas do Futuro” programme carried out with Fundación SOS Mata Atlántica. This programme, which seeks to achieve reforestation with native species for the protection of rivers and lakes, covers 160 municipalities in Brazil, benefiting over five million inhabitants.

Corporate Volunteering: This involves projects carried out by Repsol YPF employees who offer their time and effort. Noteworthy are the programs organised with the Junior Achievement Foundation though which the employees give special classes to children from public and private schools. Also in progress in Argentina is the Energía Solidaria project, an in-house competitive community action proposal scheme which, in its fourth year, involves 900 volunteers from the Company and 150 micro-undertakings in operation across the country.

Culture: Repsol YPF considers that by supporting artistic expression it contributes to the culture of the countries in which it operates. In this respect, it undertakes activities to promote music and the plastic arts. Also noteworthy are the Company’s historic heritage restoration activities, performed in conjunction with pioneering and world-renowned institutions.

Repsol YPF also contributes to the generation and dissemination of scientific knowledge and, together with academic or technical institutions, organises seminars and conferences or sponsors publications. The work performed in this connection by the Repsol YPF foundations in Spain, Argentina and Ecuador is highly significant.

Overall, in 2005 Repsol YPF allocated EUR 22.6 million (39% more than in 2004) to 586 projects. Most of these projects were executed under collaboration agreements with over 300 organisations worldwide.

Repsol YPF’s Corporate Responsibility Report provides detailed information on the most important social action initiatives carried out in 2005.

DISTRIBUTION OF SOCIAL INVESTMENT

Thousands of Euros

Spain	10,856
Argentina	6,898
Other Latin American countries	4,686
Rest of the world	231

TOTAL	22,671

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Sports sponsorship

Repsol YPF continues to sponsor motor races and has over 35 years to its credit in this field, where it has gained experience and countless victories. In keeping with its strategy, it was present in the 2005 season in eight different categories, supporting both young talent, such as Dani Pedrosa, and more seasoned drivers, such as Stephane Peterhansel, who was joined by Repsol YPF and Mitsubishi on the podium as winners of the Dakar 2005.

The race gives Repsol YPF the opportunity to lead the research and development of new fuels and lubricants and at the same time to enjoy the combination of business and pleasure. The Company supports the best drivers in numerous disciplines, without forgetting national and promotional competitions which are, ultimately, an indispensable breeding ground for potential winners of future international races.

In the Dakar 2006, Repsol YPF achieved a double victory for the first time in the history of the Rally. Marc Coma obtained the second Spanish victory in the motorcycle category. The Repsol drivers rounded off their success with a first-time winner in the car category, Luc Alphand, who was accompanied on the podium by his team-mate, Nani Roma.

In professional motorcycle racing, Repsol YPF’s achievements broke all records: it has already won 28 titles outright in the World Championship, with the victory of Dani Pedrosa in the 250cc World Championship of the 2005 season. Another historic milestone was reached by the Repsol rider Laia Sanz, who in the same season was proclaimed World and European Champion in Women’s Trial. In November 2005, Marc Coma and Repsol YPF won the Raid World Championship in Dubai, which was the tenth international motor sport title won for Spain in this season, three of them having been obtained by riders wearing the Repsol colours.

In auto racing, Repsol YPF also garnered impressive victories in circuit races during the 2005 season. Young hopefuls of the Spanish auto racing world participated in the GP2 series, in the World Series and in the Spanish Formula 3 Championship.

In Argentina, Gabriel Ponce de León finished first in the prestigious TC 2000 category with his FORD YPF. The Argentine football team, assisted by Repsol YPF, continued on its way towards the World Cup in Germany. Also, the Touring Car Championship, the Top Race and the trial Rally World Championship held in Argentina and sponsored by Repsol YPF were very successful for both the sports world and the community.

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BRAND IDENTITY

A brand is more than just a visual or corporate badge. It is an intangible asset with a significant intrinsic value, capable of generating greater value for a company, and represents a combination of attributes, perceptions, attitudes, beliefs, conduct, values and experiences which are in the mind of all the public groups targeted and stakeholders of a company.

Repsol YPF operates with four large commercial brands: Repsol in Spain, Portugal, Italy, France, Bolivia, Brazil, Peru and Ecuador; YPF in Argentina and Chile; Campsa and Petronor in Spain. These brands clearly mark a distinction between Repsol YPF and its competitors and strengthen the upswing of its businesses, since they tighten the bonds with existing customers and have a greater capacity to attract potential customers. The growing importance of intangibles as assets of the large companies has made it necessary to consider the brand globally. To this end, in 2005 Repsol YPF continued to strive for excellence in brand management by carrying out two large-scale projects in which the Business and Corporate Divisions participated:

1.- Study of best practices in brand management to detect opportunities for improvement and to implement them at Repsol YPF.

2.- Financial valuation of the commercial brands Repsol, YPF, Campsa and Petronor. This project was executed in Spain and Argentina, in close collaboration with the Business Units, with which the bases and outcomes of the study were jointly approved. In the process the vectors of brand demand and the role played by the brand in each of them were identified. Lastly, a financial value was obtained for each of the brands. This valuation methodology will be implemented at the Company and will enable it to:

-Define and evaluate brand strategies

- Measure the increases in brand value being generated by these strategies

- Control the evolution of brand positioning in each business and the changes in customer purchase processes.

- Report the results to the financial media

These two projects, which are being continued in 2006, will help Repsol YPF to achieve the objectives sought through its brand strategy:

- Maintain its leading position in Spain and Argentina.

- Obtain high levels of loyalty through widespread brand recognition.

- Work on positioning the brands to achieve consistency in its various markets and set it further apart from its rivals.

- Analyse the brand architecture model to: Optimise brand management and investment in communication.

- Harness the synergies between the corporate brand, commercial brands and product brands

- Establish clear guidelines for the creation of new brands in cases where product lines are extended and new markets are penetrated.

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Item 8

Unofficial translation of the original in Spanish

ANNEX I

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

ISSUER	YEAR	2005

TAX REGISTRATION NUMBER: A78374725

Name:

REPSOL YPF S.A.

Registered Office:

PASEO DE LA CASTELLANA, 278

28046 MADRID

SPAIN

MODEL FORM OF ANNUAL REPORT ON CORPORATE GOVERNANCE OF LISTED COMPANIES

Read the instructions for completion at the end of this report for a better understanding of the model form and assistance for completion.

A	OWNERSHIP STRUCTURE

A.1.	Complete the following table on the capital of the company:

Date latest modification	Capital ( € )	Number of shares
15-12-2000	1,220,863,463.00	1,220,863,463

If there are different classes of shares, complete the following table:

Class	Number of shares	Unit par value

A.2.	Give details on the direct and indirect holders of significant interests in your company at year-end, excluding directors:

Name of shareholder	Number of direct shares	Number of indirect shares (*)	Interest/capital (%)
CAJA DE AHORROS Y PENSIONES DE BARCELONA	0	172,421,922	14.123
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	65,681,336	0	5.380
PETRÓLEOS MEXICANOS	0	58,679,800	4.806
CHASE NOMINEES, LTD	124,220,451	0	10.175
CAPITAL GROUP INTERNATIONAL INC.	65,731,020	0	5.384
STATE STREET BANK AND TRUST CO.	67,160,424	0	5.501

(*)	Through:

Name of shareholder	Number of direct shares	Interest/capital (%)
REPINVES, S.A.	61,315,415	5.022
CAIXA HOLDING, S.A.	111,106,507	9.101
PEMEX INTERNACIONAL ESPAÑA, S.A.	1	0.000
REPCON LUX, S.A.	58,679,799	4.806

Total:	231,101,722

Indicate the principal movements in the shareholding structure during the year:

Name of shareholder	Date of transaction	Description of transaction
CHASE NOMINEES, LTD	18-01-2005	Exceeding 10% of the capital

STATE STREET BANK AND TRUST CO.	02-02-2005	Exceeding 5% of the capital

CAPITAL GROUP INTERNATIONAL INC.	30-12-2005	Exceeding 5% of the capital

A.3.	Complete the following tables on directors’ shareholding interests in the company:

Name of Director	Date first appointment	Date last appointment	Number of direct shares	Number of indirect shares (*)	Interest/ capital (%)
ANTONIO BRUFAU NIUBÓ	23-07-1996	04-04-2003	15,649	0	0.001
RICARDO FORNESA RIBÓ	28-10-2003	31-05-2005	100	0	0.000
ENRIQUE DE ALDAMA Y MIÑÓN	23-07-1996	21-04-2002	22,431	10,108	0.003
GONZALO ANES ÁLVAREZ CASTRILLÓN	06-06-1997	31-03-2004	2,000	0	0.000
IGNACIO BAYÓN MARINÉ	06-06-1997	04-04-2003	7,050	0	0.001
PAULINA BEATO BLANCO	29-12-2005	29-12-2005	100	0	0.000
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	06-06-1997	31-05-2005	0	0	0.000
JORGE MERCADER MIRÓ	27-10-2004	31-05-2005	50	0	0.000
JUAN MOLINS AMAT	25-06-1994	21-04-2002	8,044	0	0.001
CARMELO DE LAS MORENAS LÓPEZ	23-07-2003	31-03-2004	7,376	0	0.001
MARCELINO OREJA AGUIRRE	28-06-2000	21-04-2002	5,436	0	0.000
PEMEX INTERNACIONAL ESPAÑA, S.A.	26-01-2004	31-03-2004	1	0	0.000
HENRI PHILIPPE REICHSTUL	29-12-2005	29-12-2005	50	0	0.000
LUIS SUÁREZ DE LEZO MANTILLA	02-02-2005	31-05-2005	1,665	0	0.000

(*)	Through:

Name of direct holder of the interest	Number of direct shares
INVERSIONES IC49, SICAV, S.A.	10,108

Total:	10,108

Total% of capital held by the Board of Directors	0.007

Complete the following tables on directors with stock options in the company:

Name of Director	Number of direct stock options	Number of indirect stock options	Equivalent number of shares	Options/ capital (%)

A.4.	Indicate family, commercial, contractual or corporate relationships among significant shareholders known to the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description

A.5.	Indicate commercial, contractual or corporate relationships between significant shareholders and the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description
CAJA DE AHORROS Y PENSIONES DE BARCELONA	Corporate	REPSOL YPF AND CAJA DE AHORROS Y PENSIONES DE BARCELONA PARTICIPATE IN GAS NATURAL SDG, S.A., WHICH HAS AMONG ITS OBJECTS THE SUPPLY, PRODUCTION, PIPING AND DISTRIBUTION OF ANY TYPE OF COMBUSTIBLE GAS. REPSOL YPF AND CAJA DE AHORROS Y PENSIONES DE BARCELONA HAVE ALSO SIGNED AN AGREEMENT RELATIVE TO GAS NATURAL SDG, S.A., OF WHICH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV) HAS BEEN DULY NOTIFIED.

A.6.	Indicate any shareholders’ agreements of which the company has been notified:

Participants in shareholders’ agreement	% of capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which the company is aware:

Participants in concerted action	% of capital affected	Brief description of the concerted action

Expressly indicate any change or break-up of those agreements or concerted actions, if any, that has taken place during the year.

A.7.	Indicate any individuals or entities that exercise or may exercise control over the company in pursuance of section 4 of the Securities Market Law:

Name

Remarks

A.8.	Complete the following tables on the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	Treasury stock/capital (%)

(*)	Through:

Name of the direct holder of the interest	Number of direct shares
Total:

Give details on any significant variations during the year, according to the provisions of Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect shares	T.stock/capital (%)

Gains obtained during the year on trading in own shares (in thousands of euro)	0

A.9.	Indicate the term(s) and conditions of the authorisation granted by the General Meeting to the Board to buy or sell the own shares described in section A.8.

The Annual General Meeting of Shareholders of Repsol YPF, S.A. held on second call on 31 May 2005, adopted the following resolution under item six on the Agenda:

“To authorise the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares representing 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and administrators of the Company or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders’ Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders’ Meeting held on the 31st of March 2004.”

The company has not used this authorisation, so it did not at year-end 2005 and does not at the date of this Report hold any treasury stock, directly or through any of the subsidiaries in its group.

A.10.	Indicate any legal or bylaw constraints on the exercise of voting rights and legal restrictions on the acquisition and disposal of shares in the capital:

The exercise of voting rights and transfer of shares in the capital of the company may be restricted in certain cases by virtue of the “energy golden share”, regulated by Supplemental Provision 27 to Law 55/1999 of 29 December.

Under the “energy golden share” regime, the government must be informed whenever any public corporation, or entities of whatsoever nature in which public corporations have a majority or controlling interest, acquire a stake of 3% or more in the capital of energy companies, such as Repsol YPF. The Council of Ministers has a period of two months in which to recognise or reject exercise of the voting rights corresponding to those shares, or to submit such exercise to certain conditions, according to principles, among others, of objectivity, transparency, balance and smooth operation of energy systems and markets. The entities in question may not exercise the voting rights corresponding to the interest acquired and notified until it has been recognised by express resolution or administrative silence.

Royal Decree-Law 6/2000 establishes certain constraints on exercise of voting rights in more than one principal operator, among others, in the fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply markets. The principal operators are the entities holding the five largest shares on the market in question. These constraints are:

- Individuals or entities which have a direct or indirect interest of more than 3% in the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of those companies.

- No principal operator may exercise the voting rights corresponding to an interest of more than 3% in the capital of another principal operator on the same market.

These constraints shall not be applicable to parent companies that are principal operators in respect of their subsidiaries that are in the same position, provided this structure is imposed by law or the result of a mere redistribution of securities or assets among group companies.

The Comisión Nacional de Energía (CNE), regulator of the energy market, may authorise exercise of the voting rights corresponding to the excess provided this does not favour the exchanging of strategic information or imply any risks of coordination of their strategic actions.

Furthermore, Article 27 of the Repsol YPF, S.A. Bylaws stipulates that no one shareholder, or companies belonging to the same Group, may cast votes at general meetings in excess of the number corresponding to 10% of the voting capital.

Finally, up to 6 February 2006, the “golden share” regulated in Law 5/1995 of 23 March and the regulations implementing it in respect of Repsol YPF, S.A., among other companies previously owned by the State and subsequently privatised, could restrict the exercise of voting rights in certain cases, as well as the transfer of shares in the capital of the company.

B	MANAGEMENT STRUCTURE OF THE COMPANY

B.1.	Board of Directors

B.1.1.	State the maximum and minimum numbers of Directors stipulated in the bylaws:

Maximum number of directors	16
Minimum number of directors	9

B.1.2.	Indicate the members of the board:

Name of Director	Representative	Position	Date first appointment	Date last appointment	Election procedure

ANTONIO BRUFAU NIUBÓ		CHAIRMAN	23-07-1996	04-04-2003	COOPTATION RATIFIED BY GENERAL MEETING

RICARDO FORNESA RIBÓ		VICE- CHAIRMAN	28-10-2003	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING

ENRIQUE DE ALDAMA Y MIÑÓN		DIRECTOR	23-07-1996	21-04-2002	COOPTATION RATIFIED BY GENERAL MEETING

GONZALO ANES ÁLVAREZ CASTRILLÓN		DIRECTOR	06-06-1997	31-03-2004	COOPTATION RATIFIED BY GENERAL MEETING

IGNACIO BAYÓN MARINÉ		DIRECTOR	06-06-1997	04-04-2003	COOPTATION RATIFIED BY GENERAL MEETING

PAULINA BEATO BLANCO		DIRECTOR	29-12-2005	29-12-2005	COOPTATION

ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS		DIRECTOR	06-06-1997	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING

JORGE MERCADER MIRÓ		DIRECTOR	27-10-2004	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING

JUAN MOLINS AMAT		DIRECTOR	25-06-1994	21-04-2002	GENERAL MEETING

CARMELO DE LAS MORENAS LÓPEZ		DIRECTOR	23-07-2003	31-03-2004	COOPTATION RATIFIED BY GENERAL MEETING

MARCELINO OREJA AGUIRRE		DIRECTOR	28-06-2000	21-04-2002	GENERAL MEETING

PEMEX INTERNACIONAL ESPAÑA, S.A.	LUIS RAMÍREZ- CORZO HERNÁNDEZ	DIRECTOR	26-01-2004	31-03-2004	COOPTATION RATIFIED BY GENERAL MEETING

HENRI PHILIPPE REICHSTUL		DIRECTOR	29-12-2005	29-12-2005	COOPTATION

LUIS SUÁREZ DE LEZO MANTILLA		SECRETARY- DIRECTOR	02-02-2005	31-05-2005	COOPTATION RATIFIED BY GENERAL MEETING

Total Number of Directors	14

Indicate any retirements from the board during the year:

Name of director	Date of retirement
RAMÓN BLANCO BALÍN	02-02-2005
MANUEL GONZÁLEZ CID	02-06-2005
GREGORIO VILLALABEITIA GALARRAGA	02-06-2005

B.1.3.	Complete the following tables on the types of board members:

EXECUTIVE DIRECTORS

Name of Director	Committee proposing appointment	Position in company’s organisation
ANTONIO BRUFAU NIUBÓ	NOMINATION AND COMPENSATION COMMITTEE	CHAIRMAN

LUIS SUÁREZ DE LEZO MANTILLA	NOMINATION AND COMPENSATION COMMITTEE	DIRECTOR-SECRETARY

INSTITUTIONAL OUTSIDE DIRECTORS

Name of Director	Committee proposing appointment	Name of significant shareholder represented or that proposed appointment

RICARDO FORNESA RIBÓ	NOMINATION AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA

JORGE MERCADER MIRÓ	NOMINATION AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA

PEMEX INTERNACIONAL ESPAÑA, S.A.	NOMINATION AND COMPENSATION COMMITTEE	PETRÓLEOS MEXICANOS

INDEPENDENT OUTSIDE DIRECTORS

Name of Director	Committee proposing appointment	Profile

ENRIQUE DE ALDAMA Y MIÑÓN	NOMINATION AND COMPENSATION COMMITTEE	MADRID, 1933. PhD CIVIL ENGINEERING. CHAIRMAN OF SEOPAN, BUILD2EDIFICA, S.A. AND VICE-CHAIRMAN OF CEOE. AWARDED THE GREAT CROSSES FOR CIVIL MERIT AND MILITARY MERIT AND HONORARY MEMBER OF THE INSTITUTION OF CIVIL ENGINEERS

GONZALO ANES ÁLVAREZ CASTRILLÓN	NOMINATION AND COMPENSATION COMMITTEE	TRELLES (ASTURIAS), 1931. PhD ECONOMICS, UNIVERSITY OF MADRID AND PROFESSOR OF ECONOMIC HISTORY, BY COMPETITIVE EXAMINATION, AT UNIVERSITIES OF SANTIAGO DE COMPOSTELA AND MADRID. CURRENTLY PROFESSOR OF HISTORY AND ECONOMIC INSTITUTIONS AT COMPLUTENSE UNIVERSITY OF MADRID. DIRECTOR OF ROYAL ACADEMY OF HISTORY. NATIONAL HISTORY PRIZE 1995.

IGNACIO BAYÓN MARINÉ	NOMINATION AND COMPENSATION COMMITTEE	MADRID, 1944. PhD LAW, COMPLUTENSE UNIVERSITY OF MADRID AND COUNSEL (ON EXTENDED LEAVE) OF THE COUNCIL OF STATE AND PARLIAMENT. MINISTER OF INDUSTRY AND ENERGY FROM MAY 1980 TO DECEMBER 1982. DURING THAT TIME HE CREATED THE INH (NATIONAL HYDROCARBONS INSTITUTE). CHAIRMAN OF AUTOMÓVILES CITROËN ESPAÑA, S.A. AND REALIA BUSINESS, S.A.

PAULINA BEATO BLANCO	NOMINATION AND COMPENSATION COMMITTEE	CÓRDOBA, 1946. PhD ECONOMICS, COMPLUTENSE UNIVERSITY OF MADRID AND UNIVERSITY OF MINNESOTA, PROFESSOR OF ECONOMIC ANALYSIS, COMMERCIAL EXPERT AND ECONOMIST OF THE STATE. FORMER EXECUTIVE CHAIRMAN OF RED ELÉCTRICA DE ESPAÑA, DIRECTOR OF CAMPSA AND MAJOR FINANCIAL INSTITUTIONS. FORMERLY CHIEF ECONOMIST IN THE SUSTAINABLE DEVELOPMENT DEPARTMENT OF INTER-AMERICAN DEVELOPMENT BANK AND CONSULTANT IN THE BANKING SUPERVISION AND REGULATION DIVISION OF THE INTERNATIONAL MONETARY FUND.

ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	NOMINATION AND COMPENSATION COMMITTEE	BURGOS, 1953. BA LAW, COMPLUTENSE UNIVERSITY OF MADRID. SINCE 1983 PROFESSOR OF CIVIL LAW, FORMERLY AT UNIVERSITY OF SANTIAGO DE COMPOSTELA AND CURRENTLY AT THE UNED. PRACTISING LAWYER SINCE 1974, SPECIALISING IN CIVIL AND MERCANTILE LAW AND ARBITRATION. 1981 - 2005 MEMBER OF GOVERNING BOARD OF THE MADRID BAR ASSOCIATION. IN 2002 APPOINTED MEMBER OF THE AD-HOC COMMITTEE FOR PROMOTION OF TRANSPARENCY AND SECURITY ON FINANCIAL MARKETS AND IN LISTED COMPANIES.

JUAN MOLINS AMAT	NOMINATION AND COMPENSATION COMMITTEE	BARCELONA, 1942. CIVIL ENGINEER AND SENIOR MANAGEMENT PROGRAMME (PADE) AT IESE BUSINESS SCHOOL. AMONG OTHER POSITIONS, CURRENTLY FIRST VICE-CHAIRMAN / MANAGING DIRECTOR OF CEMENTOS MOLINS, S.A., CHAIRMAN OF CORPORACIÓN MOCTEZUMA, S.A. DE C.V. (MEXICO) AND CHAIRMAN OF CEMENTOS AVELLANEDA, S.A. (ARGENTINA).

CARMELO DE LAS MORENAS LÓPEZ	NOMINATION AND COMPENSATION COMMITTEE	SEVILLA, 1940. BA IN ECONOMICS AND LAW. STARTED CAREER IN ARTHUR ANDERSEN & CO. SUBSEQUENTLY GENERAL MANAGER OF THE SPANISH SUBSIDIARY OF THE DELET BANKING CORPORATION AND CHIEF FINANCE OFFICER OF MADRIDOIL AND TRANSPORTES MARÍTIMOS PESADOS. JOINED REPSOL GROUP IN 1979 HOLDING DIFFERENT MANAGEMENT POSITIONS. IN 1989 APPOINTED CHIEF FINANCIAL OFFICER, UP TO THE END OF HIS CAREER IN THE COMPANY. UP TO 31 DECEMBER 2005 WAS MEMBER OF THE STANDARD ADVISORY COUNCIL OF IASB. DIRECTOR OF THE BRITANNIA STEAM SHIP INSURANCE ASSOCIATION, LTD. AND OROBAENA S.A.T.

MARCELINO OREJA AGUIRRE	NOMINATION AND COMPENSATION COMMITTEE	MADRID, 1935. PhD LAW, UNIVERSITY OF MADRID AND HONORARY DOCTOR OF UNIVERSITIES OF ZARAGOZA AND SEVILLA. FORMER MINISTER OF FOREIGN AFFAIRS, SECRETARY GENERAL OF THE COUNCIL OF EUROPE AND COMMISSIONER FOR ENERGY, TRANSPORT AND AUDIOVISUAL. HAS CATEGORY OF AMBASSADOR OF SPAIN. CURRENTLY CHAIRMAN OF THE FCC GROUP AND SECRETARY OF THE ROYAL ACADEMY OF MORAL AND POLITICAL SCIENCE.

HENRI PHILIPPE REICHSTUL	NOMINATION AND COMPENSATION COMMITTEE	PARIS (FRANCIA), 1949. BA ECONOMICS, UNIVERSITY OF SAO PAULO AND PhD AT HERTFORD COLLEGE, OXFORD. FORMER SECRETARY OF THE STATE BUSINESS BUDGET OFFICE AND DEPUTY MINISTER OF PLANNING IN BRAZIL. 1988 - 1999 DEPUTY EXECUTIVE CHAIRMAN OF BANCO INTER AMERICAN EXPRESS, S.A., 1999 - 2001 CHAIRMAN OF BRAZILIAN STATE OIL COMPANY PETROBRÁS.

OTHER OUTSIDE DIRECTORS

Name of Director	Committee proposing appointment

State reasons why they cannot be considered institutional outside or independent outside directors:

Indicate any variations during the year in the type of each director:

Name of Director	Date of change	Previous status	Current status
CARMELO DE LAS MORENAS LÓPEZ	31-08-2005	OTHER OUTSIDE DIRECTOR	INDEPENDENT OUTSIDE DIRECTOR

B.1.4.	State whether the classification of directors made in the previous point coincides with the distribution contemplated in the Regulations of the Board:

The classification of directors made in point B.1.3 coincides with the distribution contemplated in the Regulations of the Board of Repsol YPF, S.A.

The criteria established in the Regulations of the Board for the classification of Directors are set out in Articles 3 and 12, transcribed below:

Art. 3. The Board of Directors’ Composition and organizational structure

1. Within the maximum and minimum limits prescribed in Art. 31 of the current corporate Bylaws, and without prejudice to the shareholders’ power to put forward proposals, the Board of Directors shall propose to the Shareholders Meeting the number of Directors it considers appropriate in terms of the Company’s interests at any given time. The Shareholders Meeting shall be responsible for determining the number of Directors.

2. The existence of at least three categories of Directors shall be respected in both the proposals put before the Shareholders Meeting by the Board of Directors and the resolutions adopted by the Shareholders Meeting in cases of co-option:

a) Executive Directors, having executive powers and functions in the Company’s Top Management. They shall not exceed 3 in number.

b) Institutional Outside Directors, appointed by the holders of stable major holdings in the Company’s capital which represent a strategic value for the Company.

c) Independent Outside Directors, not falling into the previous two categories, who meet the requirements prescribed in Art. 12 of these Regulations.

Art. 12. Designation of Independent Outside Directors

The following persons may not be nominated or designated as independent outside Directors:

Persons who have or have had in the last two years any significant employment or commercial, or contractual relationship, whether direct or indirect, with the Company, its officers, the Executive Directors, the dominical Directors, or Group companies whose equity interests they represent, lending institutions which provide significant volumes of financing to the Company, or organizations that receive significant subsidies from the Company.

Persons who are Directors of another publicly traded company which has dominical Directors on the Company’s Board.

Persons who are close relatives by blood or marriage of any of the Executive or dominical Directors or of any members of the Company’s Top Management-

If any such prior relationship exists, it may be evaluated and dispensed with by the Board, following examination of the Nomination and Compensation Committee’s report; said decision shall be reflected in the Annual Report.

B.1.5.	Indicate the powers delegated to the Managing Director(s), if any:

Name of Director	Brief description

B.1.6.	Name the Board members, if any, who are also directors or executives of other companies in the same group as the listed company:

Name of Director	Name of group company	Position
ANTONIO BRUFAU NIUBÓ	YPF, S.A.	CHAIRMAN

B.1.7.	Name the company directors, if any, who are on the Boards of non-group companies listed on Spanish stock exchanges, insofar as the company has been notified:

Name of Director	Listed Company	Position
ANTONIO BRUFAU NIUBÓ	GAS NATURAL SDG, S.A.	VICE-CHAIRMAN

RICARDO FORNESA RIBÓ	SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A.	CHAIRMAN / CEO

RICARDO FORNESA RIBÓ	INMOBILIARIA COLONIAL, S.A.	DIRECTOR

ENRIQUE DE ALDAMA Y MIÑÓN	TECNOCOM, TELECOMUNICACIONES Y ENERGÍA, S.A.	DIRECTOR

GONZALO ANES ÁLVAREZ CASTRILLÓN	FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.	DIRECTOR

JORGE MERCADER MIRÓ	MIQUEL Y COSTAS Y MIQUEL, S.A.	PRESIDENTE

JORGE MERCADER MIRÓ	SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A.	2nd VICE-CHAIRMAN

JORGE MERCADER MIRÓ	INMOBILIARIA COLONIAL, S.A.	DIRECTOR

JORGE MERCADER MIRÓ	ABERTIS INFRAESTRUCTURAS, S.A.	DIRECTOR

JUAN MOLINS AMAT	CEMENTOS MOLINS, S.A.	VICE-CHAIRMAN / MANAGING DIRECTOR

MARCELINO OREJA AGUIRRE	ACERINOX, S.A.	DIRECTOR

MARCELINO OREJA AGUIRRE	FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.	CHAIRMAN

LUIS SUÁREZ DE LEZO MANTILLA	COMPAÑÍA LOGÍSTICA DE HIDROCARBUROS, S.A.	DIRECTOR

B.1.8.	Complete the following tables on the aggregate directors’ remuneration accrued during the year:

a) In the Company issuing this report:

Remuneration	Thousand euro
Fixed remuneration	6,057
Variable remuneration	0
Attendance fees	0
Statutory payments	0
Stock options and/or other financial instruments	0
Others	56

Total:	6,113

Other Benefits	Thousand euro
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	2,100
Pension Plans and Funds: Obligations contracted	0
Life assurance premiums	142
Garantees furnished by the company for directors	0

b) For company directors who are on other Boards and/or in the top management of group companies:

Remuneration	Thousand euro
Fixed remuneration	422
Variable remuneration	0
Attendance fees	0
Statutory payments	0
Stock options and/or other financial instruments	0
Others	0

Total:	422

Other Benefits	Thousand euro
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	0
Pension Plans and Funds: Obligations contracted	0
Life assurance premiums	0
Garantees furnished by the company for directors	0

c) Total remuneration by type of director:

Types of Directors	Company	Group companies
Executive	3,236	357
Institutional outside directors	1,060	40
Independent outside directors	1,817	25
Other outside directors	0	0

Total:	6,113	422

d) Regarding profit attributed to the controlling company:

Total directors’ remuneration (thousand euro)	6,535
Total directors’ remuneration / profit attributed to parent company (%)	0.282

B.1.9.	Name the members of top management who are not executive directors and indicate the aggregate remuneration accrued in their favour during the year:

Name	Position
ENRIQUE LOCUTURA RUPÉREZ	E.D. ARGENTINA, BRAZIL & BOLIVIA
FERNANDO RAMÍREZ MAZARREDO	E.D. FINANCE AND CORPORATE SERVICES
JAUME GIRÓ RIBAS	E.D. COMMUNICATIONS & HEAD OF THE CHAIRMANS’ OFFICE
JESÚS FERNÁNDEZ DE LA VEGA SANZ	E.D. HUMAN RESOURCES
MIGUEL MARTÍNEZ SAN MARTÍN	E.D. CONTROL & CORPORATE DEVELOPMENT
NEMESIO FERNÁNDEZ-CUESTA LUCA DE TENA	E.D. UPSTREAM
PEDRO FERNÁNDEZ FRIAL	E.D. DOWNSTREAM
LUIS MAÑAS ANTÓN	CHIEF FINANCIAL OFFICER
CRISTINA SANZ MENDIOLA	CORPORATE RESOURCES DIRECTOR
RAFAEL PIQUERAS BAUTISTA	CORPORATE LEGAL AFFAIRS DIRECTOR

Total remuneration top management (thousand euro)	6,510

B.1.10.	Indicate globally whether any golden handshake clauses have been established for the top management, including Executive Directors, of the company or its group in the event of dismissal or change of ownership. State whether these contracts have to be notified to and/or approved by the governing bodies of the company/group companies:

Number of beneficiaries                                     12

	Board of Directors	General Meeting
Body authorising the clauses	☒

	YES	NO
Is the General Meeting informed on the clauses?		☒

B.1.11.	Explain the process for establishing the remuneration of the Board members and the relevant articles of the Bylaws.

Article 45 of the Repsol YPF, S.A. Bylaws provides as follows:

Article 45. - Remuneration of the Administrators

Directors, in their position as members of the Board of Directors and due to their carrying out the function of supervision and group decision as befits this body, shall be entitled to receive from the Company an amount equivalent to 1.5% of the clear profit, which may only be allocated after attending to the requirements of the legal reserve and others that may be compulsory, and of providing the shareholders with a dividend of at least 4%. The Board of Directors is responsible for fixing the exact amount to be paid within this limit, as well as its distribution among the various Directors, taking into account the positions held by each Director on the Board and its committees. The Company is authorised to make advance payments on account of future participation in profits.

Directors may be additionally remunerated by means of granting company shares, share options or other securities giving the right to obtain shares, or through remunerative systems linked to the stock market value of the shares. The application of these systems must be approved by the General Shareholders’ Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be given to each Director, the exercise price of any option rights, the period the agreed system should last and as many conditions as deemed appropriate.

The payments established by this article shall be compatible with and independent of the salary, remuneration, termination compensation, pension or compensation of any kind established for those members of the Board of Directors who carry out executive functions, whatever the nature of their relationship with the Company, be it employment (common or special of top management), commercial or for the provision of services. Information regarding these remunerations shall be disclosed in the Annual Report and in the Annual Report on Corporate Governance.

The Company may take out an insurance policy covering civil liability for the Directors and members of the management team.

Articles 22 and 31 of the Regulations of the Board of Repsol YPF, S.A. also provide as follows with regard to directors’ remuneration:

Art. 22. Directors’ compensation

1. The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Corporate Bylaws, following examination of the Nomination and Compensation Committee’s report as prescribed in Article 31 of these Regulations.

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Bylaws to that end. Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2. Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation. The compensation owed the Executive Directors for the performance of their managerial functions in the Company shall be shown as a component of the information on compensation and costs for the Company’s Top Management included in aggregate form in the Annual Report.

3. The dominical and independent outside Directors shall in all cases be excluded from the Company-funded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.

Article 31. The Nomination and Compensation Committee

3. The Nomination and Compensation Committee has the functions of proposing or reporting to the Board of Directors on appointments and compensation, and in particular, those of proposing the compensation for the Chairman; reporting on the appointments of Top Company Managers and the general compensation and incentive policy for said Top Managers; reporting on Directors’ compensation for the intents and purposes of these Regulations; and in general, proposing and reporting on any other issues relating to the foregoing which may be requested by the Chairman or the Board of Directors. The Committee must have access to information on the adoption of guarantee or “protection” clauses applicable in the event of dismissals or changes of control that protect the members of the Company’s Top Management; they must be approved by the Board when their terms are more generous than those prevailing in the market.

4. To propose the system of compensation for Board members, the Committee shall focus on the responsibility, dedication, and incompatibilities demanded of the Directors, and shall determine the extent and amount of the Chairman’s compensation, rights, and economic compensation.

11. Without prejudice to the remaining provisions of the Board of Directors’ Regulations which concern it, this Committee shall have specific Regulations approved by the Board of Directors which shall govern its functions and prescribe the procedures on the basis of which it shall carry out its duties. The Committee shall designate a Chairman from among its members and the Secretary of the Board of Directors shall serve as its Secretary.

12. The provisions of the Board of Directors’ Regulations relating to it shall be applicable to the Committee inasmuch as its nature and functions so permit.

Finally, the Regulations of the Nomination and Compensation Committee contemplate, in Article 6.2., that this Committee shall propose the system of directors’ remuneration to the Board, assessing the responsibility, dedication and incompatibilities required of directors, and propose the remuneration system for the Chairman, specifying the extent and amount of his remunerations, rights and economic compensations.

B.1.12.	Name any Board members who are also directors or executives of companies holding significant interests in the listed company and/or companies in its group:

Name of director	Name of significant shareholder	Position
RICARDO FORNESA RIBÓ	CAJA DE AHORROS Y PENSIONES DE BARCELONA	CHAIRMAN
JORGE MERCADER MIRÓ	CAJA DE AHORROS Y PENSIONES DE BARCELONA	2nd VICE-CHAIRMAN

Describe any significant relationships other than those contemplated in the previous section between board members and significant shareholders and/or companies in their group:

Name of director	Name of significant shareholder	Description of relationship

B.1.13.	Describe any modifications to the Regulations of the Board made during the year.

The following amendments were made during the year to the current Regulations of the Board of Repsol YPF, S.A. approved by the Board on 26 March 2003:

- On 27 April 2005, the Board of Repsol YPF, S.A. resolved to amend Article 30 of its Regulations, assigning the Audit and Control Committee duties of supervision of control of the Repsol YPF’s hydrocarbon reserves, and being informed on and offering guidance in respect of the company’s environmental and safety policy, targets and guidelines.

The Comisión Nacional del Mercado de Valores (CNMV) was informed of this amendment in a Notification of Significant Event recorded on 28 April 2005 and entered in the Trade Register. The Board also informed the Repsol YPF, S.A. shareholders of the amendment at the Annual General Meeting of Shareholders held on 31 May 2005.

- On 29 June 2005, the Board of Repsol YPF, S.A. resolved to amend Article 5 of its Regulations, raising the minimum amount of investments and divestments requiring approval by the Delegate Committee from 6 to 15 million euro.

The CNMV was informed of this amendment in a Notification of Significant Event recorded on 30 June 2005 and entered in the Trade Register.

The Regulations of the Board are available to anyone who may be interested on the company’s web site (www.repsolypf.com).

B.1.14.	Describe the procedures for appointment, re-election, assessment and removal of directors. Indicate the competent bodies, the formalities and the criteria to be followed in each of these procedures.

Appointment:

Board members shall be appointed by the General Meeting, without prejudice to the right of the Board to nominate shareholders to fill any vacancies that may arise up to the next succeeding General Meeting.

No-one who is affected by the prohibitions established in section 124 of the Joint Stock Companies Act or who is incompatible under prevailing legislation, particularly under the Senior Central Government Positions (Incompatibilities) Law 12/1995 of 11 May and the Senior Positions in the Madrid Regional Government (Incompatibilities) Law 14/1995 of 21 April, may be a director or hold any senior position in the company.

Directors shall be persons who, apart from meeting the requirements stipulated for the position in the law and bylaws, have recognised prestige and sufficient professional experience and expertise to perform their duties as such.

Independent outside directors, or candidates, may not:

- Have, or have had in the past two years, any direct or indirect, significant employment, commercial or contractual relationship with the company, its executives, executive directors, institutional directors or other companies in the Group whose shareholding interests are represented by the latter, credit institutions prominent in the company’s financing or organisations receiving major grants from the company.

- Be directors of any other listed company with institutional directors in the company.

- Have close family or equivalent relationships with any of the executive or institutional directors or members of the senior management of the company.

Should any of the above relationships exist, it may be assessed and exempted by the Board, following a report by the Nomination and Compensation Committee, and mentioned in the Annual Report.

No age limit is established for directors, nor a limited term in office for independent outside directors.

No special requirements have been established for the Chairman or Vice-Chairman.

The Nomination and Compensation Committee, consisting exclusively of non-executive directors, shall assess the qualifications of all persons put forward as candidates for Board members, considering the personal and professional qualities of the candidates. The Committee shall issue a specific report for the Board in this regard.

Any director affected by proposals for appointment, re-election or removal shall abstain in the discussions and voting on those issues.

Re-election:

Directors shall hold office during the time for which they are appointed by the General Meeting, pursuant to the Bylaws, or if appointed by cooptation, for the remaining duration of the term corresponding to the director whose vacancy they fill, unless the General Meeting indicates a longer term when ratifying their appointment.

Directors shall be appointed for a maximum term of four years, after which they shall be eligible for re-election for one or several periods with an equal maximum duration.

Directors appointed by cooptation shall remain in office up to the first General Meeting following their appointment.

The Nomination and Compensation Committee, responsible for assessing the quality and dedication of the directors proposed earlier shall necessarily issue a report on the proposed re-election of directors that the Board plans to put to the General Meeting.

Retirement:

Directors shall retire from office upon expiry of the term for which they were appointed, unless re-elected.

Directors shall also tender their resignations and step down in any of the circumstances defined in the following point.

B.1.15.	Indicate the events in which directors are obliged to retire.

Directors shall tender their resignations and step down from the Board, should the latter consider this appropriate, in the following events:

- When executive directors cease to hold the executive positions outside the Board to which their appointment as director was linked.

- If they fall into circumstances of incompatibility or disqualification contemplated in law.

- If they receive a serious warning from the Audit and Control Committee for defaulting their obligations as directors.

B.1.16.	Explain whether the Chairman of the Board is the Chief Executive Officer of the company. If so, state what measures have been adopted to limit the risks of one single person accumulating powers:

YES  ☒    NO  ☐

According to Article 23 of the Regulations of the Board of Repsol YPF, S.A. the Chairman of the Board shall be the Chief Executive Officer of the Company.

This article also stipulates that the Chairman of the Board shall act at all times in accordance with the decisions and criteria established by the General Meeting and the Board.

Article 4.3 of the Regulations of the Board establishes the following duties and powers for this corporate body:

“The Board of Directors is empowered, within the limits prescribed by the law and the Bylaws or those expressly stipulated in these Regulations, to appoint Directors in the event of vacancies until the next Shareholders Meeting is held; accept Directors’ resignations; designate and remove the Chairman, Vice-Chairmen, Secretary, and Assistant Secretary of the Board; delegate powers to any of its members, upon the terms prescribed in the Law and the Bylaws, and revoke said delegations; appoint and remove the Directors who are to comprise the different Committees provided for in these Regulations; draw up the annual accounts and submit them to the Shareholders Meeting; submit the reports, including an Annual Report on Corporate Governance, and draft resolutions which must, pursuant to the Law and the Bylaws, be drafted by the Board of Directors for discussion and approval by the Shareholders Meeting; determine the Company’s economic objectives and approve, at the Top Management’s behest, the strategies, plans, and policies for their achievement, with the performance of said activities being subject to its control; approve acquisitions and dispositions of assets belonging to the Company or its subsidiaries which are especially material for any reason; determine its own organization and operation, as well as that of the Company’s Top Management, and in particular, amend these Regulations; exercise the powers conferred on the Board of Directors by the Shareholders Meeting – which may only delegate if that is expressly provided for in the Shareholders Meeting resolution – and carry out the remaining powers conferred upon it by these Regulations.”

Similarly, Article 5 of the Regulations of the Board requires a prior decision by this body for the following issues:

1. Submission of the Annual Accounts and Annual Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2. Approval of the Group’s Strategic Plan and its annual Budgets.

3. Incorporation of new companies or equity holdings in existing companies when they imply a permanent investment exceeding six million euros by the Repsol YPF Group or in an activity other than the Company’s principal activity. In all other cases, the first paragraph of Nº 6 of this article shall apply. Exceptionally, investments in the incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s Annual Budgets and Strategic Plan shall be determined by the Chairman.

4. Mergers, absorptions, spin-offs, or concentrations in which any Companies in which REPSOL YPF, S.A. holds a direct stake is interested.

5. Disposition of corporate equity holdings or of other fixed assets whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the dispositions it has authorized to the Board at its first meeting thereafter.

6. Approval of investment projects whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investment projects is vested in the Chairman, following deliberation of the Executive Committee if appropriate:

- Those for exploration or development of oil fields when said functions are carried out in fulfilment of undertakings stemming from contracts, concessions, or licenses.

- Those undertaken in fulfilment of legal provisions obligating the company concerned, regarding environmental protection, security of physical facilities, product specifications, or similar subjects.

- Those for which sufficiently detailed provision has been made in the Group’s Annual Budgets and Strategic Plan.

In the above cases, approval of investments when they exceed the quantitative limits prescribed in the first paragraph of this number shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7. Issuance in series of promissory notes, obligations, or similar securities by REPSOL YPF, S.A. or its majority-owned or controlled subsidiaries.

8. Granting of bonds or surety ships to secure obligations of entities not controlled by the Group.

9. Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to REPSOL YPF, S.A. or Group Companies, provided they are economically material.

10. Incorporation, investment, and supervision of the management of personnel pension plans and any other undertakings toward the personnel which impose long-term financial obligations on the Company.

11. Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the REPSOL YPF Group.

The Chairman, or in his absence, the Vice-Chairmen, shall carry out the Board’s resolutions or decisions in conformity with this article, reporting authorization or approval in accordance with the applicable terms or imparting instructions for the actions required by said resolutions or decisions.

Apart from the foregoing, the Chairman of the Board shall receive the reports and proposals submitted by the Audit and Control Committee, the Nomination and Compensation

Committee and the Strategy, Investment and Competition Committee, respectively, on the matters within their competence. To ensure the utmost guarantee, all the members of the Audit and Control Committee and the Nomination and Compensation Committee shall be non-executive directors.

B.1.17.	Are special majorities differing from those stipulated in law required for any type of decision?:

YES  ☐    NO  ☒

Explain how resolutions are adopted on the Board, indicating at least the quorum and the majorities required for adopting resolutions:

Adoption of resolutions

Description of resolution	Quorum	Majority required
For all types of resolution	Board meetings shall be quorate when attended, in person or by proxy, by one-half plus one of its members, except when held as a general consent meeting, in which case the attendance of all the members shall be required.	Resolutions shall be adopted by absolute majority of the votes cast by directors present or represented and, in the event of a tie, the Chairman or acting chairman shall have the casting vote. The permanent delegation of any of the Board’s powers to the Delegate Committee or Managing Director and the appointment of the persons who are to hold those positions shall require a special resolution approved by two-thirds of the Board members. Written resolutions, without meetings, shall only be acceptable if no directors object to this procedure and provided the requirements established in the Trade Registry Regulations are met.

B.1.18.	Are there any specific requirements, other than those established for directors, to be appointed Chairman.

YES  ☐    NO  ☒

Description of requirements

B.1.19.	Indicate whether the Chairman has casting vote

YES  ☒    NO  ☐

Matters in which there is a casting vote

According to Article 36 of the Bylaws, save where greater majorities have been specifically established, resolutions of the Board shall be approved by the absolute majority of directors attending, and in the event of a tie, the Chairman or acting chairman shall have the casting vote.

B.1.20.	Indicate whether the bylaws or the board regulations establish any age limit for directors:

YES  ☐    NO  ☒

Age limit Chairman
Age limit Managing Director
Age limit Director

B.1.21.	Indicate whether the bylaws or the boar regulations establish any limit on the term of office for independent directors:

YES  ☐    NO  ☒

Maximum term of office 0

B.1.22.	Indicate whether there are any formal processes for proxy voting in the board of directors. If so, briefly describe these.

Without prejudice to the directors’ duty to attend the meetings of the bodies they belong to, or if they are unable, for justified reasons, to attend the meetings to which they have been called, to issue the appropriate instructions to the director who is to represent them, if any, each Board member may grant a proxy to another member, with no limit on the number of proxies that may be held by any director for attendance of Board meetings.

Absent directors may grant proxies by any written means, including telegram, telex or telefax addressed to the Chairman.

B.1.23.	State the number of meetings held by the Board of Directors during the year, indicating, if appropriate, how many times the Board has met without the Chairman:

Number of Board meetings	14
Number of Board meetings held without the Chairman	0

Number of meetings held by the different Committees of the Board:

Number of meetings of the Delegate Committee	6
Number of meetings of the Audit Committee	9
Number of meetings of the Nomination and Compensation Committee	6
Number of meetings of the Strategy and Investment Committee	5
Number of meetings of the Committee	0

B.1.24.	Indicate whether the individual and consolidated annual accounts presented for Board for approval are previously certified:

YES  ☒    NO  ☐

If appropriate, name the person(s) who certify the individual or consolidated annual accounts of the company before they are approved by the Board:

Name	Position
ANTONIO BRUFAU NIUBÓ	CHAIRMAN
FERNANDO RAMÍREZ MAZARREDO	E.D. FINANCE AND CORPORATE SERVICES

B.1.25.	Explain the mechanisms, if any, established by the Board to avoid a qualified auditors’ report on the individual and consolidated accounts laid before the General Meeting.

The Audit and Control Committee, set up on 27 February 1995, is intended to support the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls, supervision of the internal audit department and the independence of the external auditors, as well as checking compliance with all the legal provisions and internal regulations applicable to the company.

This Committee has the following duties, among others:

- Supervise the sufficiency, adequacy and effective functioning of the internal control systems, on the one hand, ensuring that the individual and consolidated financial statements of the company and its group set out in annual, half-year and quarterly reports are correct, reliable, sufficient and clear and, on the other, guaranteeing whatever accounting or financial information may be required by the Comisión Nacional del Mercado de Valores (CNMV) or other regulatory bodies, including any corresponding to other countries in which the Group operates.

- Analyse the individual and consolidated financial statements of the company and its Group set out in annual, half-year and quarterly reports with the necessary requirements to see that they are correct, reliable, sufficient and clear, with all the necessary information, at whatever level of aggregation it may deem appropriate, for which purpose it will receive the necessary support from the Group management, especially the Finance Department and External Auditor. In particular it shall see that the annual accounts to be submitted to the Board for the latter body to officially draw up are certified by the Chairman, the Managing Director or Directors, if any, and the Chief Financial Officer (CFO) on the terms required by the internal or external legislation applicable from time to time.

- Consider any material situations requiring adjustments and that might be detected during the external audit, considering such situations to be any that may, individually or as a whole, cause a significant, material impact on or damage to the net worth, profits or reputation of the Group, to be assessed at the discretion of the external auditors. In case of doubt, the auditors shall opt to notify the Chairman of the Committee.

For this purpose, the members of the Audit and Control Committee shall have sufficient dedication, capacity and experience to be able to perform their duties and the Chairman of the Committee shall be experienced in business management and familiar with accounting procedures. At least one of the members shall have the financial experience required by the sector watchdogs.

B.1.26.	Describe the measures adopted to ensure that information disclosed to the securities markets is transmitted fairly and symmetrically.

There are several provisions among the Regulations of Corporate Governance approved by Repsol YPF, S.A. intended to ensure that the information distributed on the Securities Markets is fair and symmetrical. Among others, these provisions include the following: the Regulations of the Board, the Ethics and Conduct Regulation for Repsol YPF Employees and, finally, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market.

More specifically Art. 6.4 of the Regulations of the Board of Repsol YPF, S.A. stipulates that the information offered by the company to shareholders and other players on the financial markets must be complete, correct, fair, balanced and timely.

The Regulations of the Board of Repsol YPF, S.A. further provide that the Board shall take such measures and actions as may be necessary to guarantee the company’s transparency on the financial markets, encourage correct price formation for the shares in the company and its subsidiaries, supervise the regular financial reporting and perform whatsoever other duties as may be imposed by virtue of being a listed company.

Pursuant to Art. 6 of this Regulations, the Board shall apply the principle of equal treatment in its relations with shareholders, create adequate mechanisms to receive their proposals concerning corporate management, organise meetings to inform on the development of the company and its group and open whatever channels may be necessary to secure a regular exchange of information with committees or groups of shareholders.

The Audit and Control Committee shall also ensure fulfilment of national and international legal provisions in matters related with market conduct and see that the reporting requirements and actions stipulated by the competent authorities on these matters are met in due time and form.

In addition, Art. 6.7. (“Transparent information”) of the Ethics and Conduct Regulation for Repsol YPF Employees, approved by the Board on 26 November 2003, provides that “Repsol YPF believes that information transparency is an essential principle that should govern its actions. In particular, it must be ensured that the information presented to shareholders, to the stock exchanges where its stock is listed, and to the bodies governing these markets is accurate and complete and faithfully reflects its financial situation as well as the results of its operations, and that this information complies with the deadlines and other requisites set out in the regulations and general principles governing stock markets and good governance that the Company has agreed to abide by.

The principle of transparent and accurate information will also apply to internal communications.

Repsol YPF employees agree to provide accurate internal and external information. Under no circumstances will the information that is provided be incorrect, incomplete or inaccurate or lead to confusion in those receiving such information.”

Finally, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market contains other rules that are likewise intended to see that the information disclosed to the Securities Markets is fair and balanced. According to Art. 5.2., Repsol YPF, S.A. undertakes to provide the market promptly, through a notification sent to the Comisión Nacional del Mercado de Valores (CNMV), all important information on the company. All these notifications of significant information shall be available on the Repsol YPF, S.A. web site (www.repsolypf.com). The Code also expressly establishes, apart from other measures, that all persons within its subjective scope of application shall abstain from the preparation or performance of practices that distort the free price formation.

B.1.27.	Is the Secretary of the Board a Director?

YES  ☒    NO  ☐

B.1.28.	Describe any mechanisms established by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

One of the powers of the Audit and Control Committee contemplated in Article 39 of the Bylaws is that of receiving information on any issues that may jeopardise the independence of the external auditors.

In development of this provision of the bylaws, the Regulations of the Audit and Control Committee establish, as one of its duties, ensuring the independence of the External Auditors, in two ways:

a) Avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and

b) Establishing and overseeing any incompatibilities between auditing and consultancy services and any others. The external auditors may only undertake work other than auditing for the company in the cases stipulated in law.

B.1.29.	State whether the firm of auditors does any work for the Company and/or its Group other than standard audit work and if so, declare the amount of the fees received for such work and the percentage it represents of the fees invoiced to the company and/or its group

YES  ☒    NO  ☐

	Company	Group	Total
Cost of work other than auditing (thousands of euro)	1,240	309	1,549
Cost of work other than auditing / Total amount invoiced by the auditors (%)	47.112	5.715	19.280

B.1.30.	State the number of years in succession that the current firm of auditors has been auditing the annual accounts of the company and/or its group. Indicate the ratio of the number of years audited by the current auditors to the total number of years that the annual accounts have been audited:

	Company	Group
Number of years in succession	15	15

	Company	Group
Number of years audited by current auditors / Number of years that the company has been audited (%)	100.000	100.000

B.1.31.	Indicate the company board members’ shareholdings, reported to the company, in companies engaging in the same or similar activities as those within the company’s or group’s scope of business. Indicate the positions or duties in these companies:

Name of director	Name of company	% stake	Position or duties
ANTONIO BRUFAU NIUBÓ	GAS NATURAL SDG, S.A.	0.006	VICE-CHAIRMAN OF THE BOARD
ANTONIO BRUFAU NIUBÓ	SUEZ, S.A.	0.000	DIRECTOR
HENRI PHILIPPE REICHSTUL	PRISMA ENERGY INTERNATIONAL (HOUSTON)	0.000	DIRECTOR
LUIS SUÁREZ DE LEZO MANTILLA	GAS NATURAL SDG, S.A.	0.002	NONE
LUIS SUÁREZ DE LEZO MANTILLA	ENDESA, S.A.	0.000	NONE
LUIS SUÁREZ DE LEZO MANTILLA	COMPAÑÍA LOGÍSTICA DE HIDROCARBUROS CLH, S.A.	0.000	DIRECTOR
LUIS SUÁREZ DE LEZO MANTILLA	REPSOL - GAS NATURAL LNG, S.L.	0.000	DIRECTOR

B.1.32.	Indicate, with details if appropriate, whether there is an established procedure for directors to receive external advice:

YES  ☒    NO  ☐

Details of procedure

The Regulations of the Board of Repsol YPF, S.A. expressly recognise the directors’ right to advisory services. Article 21 provides as follows:

1. The Directors shall have access to all the Company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions. The right to information extends to the subsidiaries, whether national or foreign, and shall be channelled through the Chairman or the Secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

The Company shall place all the Company’s information on the issues included in the Agenda at the Directors’ disposal, from the time each Board meeting is called and in an office set aside for that purpose, so that the Directors may examine it with no limitation whatsoever and with the aid of the appropriate personnel they may require.

2. The Directors shall likewise have the power to propose to the Board, by majority vote, the retention at the Company’s expense of legal counsel, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions.

3. Said proposals must be submitted to the President of the Company through the Board’s Secretary. The Board of Directors may veto their approval on the grounds that they are unnecessary to the performance of the assigned functions, or that the number is disproportionate to the importance of the problem and to the Company’s assets and income, or that the technical assistance in question could be adequately provided by experts within the Company.

Furthermore, the Regulations of the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee establish that these Committees may, in order to secure the best performance of their duties, obtain advising from lawyers or other independent professionals, in which case the Secretary of the Board shall, at the request of the Chairman of the Committee, take whatever action may be necessary to engage the services of such lawyers or other professionals, which shall be provided directly to the corresponding Committee.

B.1.33.	Indicate, with details if appropriate, whether there is an established procedure for directors to obtain sufficiently in advance any information they may need to prepare the meetings of the governing bodies:

YES  ☒    NO  ☐

Details of procedure

The Regulations of the Board of Repsol YPF, S.A. contemplate procedures to ensure that directors have the necessary information sufficiently in advance to prepare Board meetings. In this regard, Article 21 provides as follows:

The Company shall place all the Company’s information on the issues included in the Agenda at the Directors’ disposal, from the time each Board meeting is called and in an office set aside for that purpose, so that the Directors may examine it with no limitation whatsoever and with the aid of the appropriate personnel they may require.

B.1.34.	Indicate whether any insurance policy covers company directors’ liability:

YES  ☒    NO  ☐

B.2.	Board of Directors’ Committees

B.2.1.	List the governing bodies:

Name of body	Number of members	Duties
BOARD OF DIRECTORS	14	GOVERN, DIRECT AND ADMINISTER THE BUSINESS AND INTERESTS OF THE COMPANY IN ALL ASPECTS NOT ESPECIALLY RESERVED BY LAW TO THE COMPETENCE OF THE GENERAL MEETING.

DELEGATE COMMITTEE	8	ALL THE POWERS OF THE BOARD, EXCEPT THOSE WHICH MAY NOT BE DELEGATED, BY LAW OR THE BYLAWS.

AUDIT AND CONTROL COMMITTEE	4

AMONG OTHERS CONTEMPLATED IN ITS SPECIFIC REGULATIONS, THE BYLAWS ESPECIALLY COMMEND THE FOLLOWING DUTIES TO THIS COMMITTEE:

1. INFORM THE GENERAL MEETING ON ANY ISSUES RAISED BY SHAREHOLDERS FALLING WITHIN ITS COMPETENCE.

2. SUBMIT A PROPOSAL TO THE BOARD, TO BE PUT IN TURN TO THE GENERAL MEETING, REGARDING THE APPOINTMENT OF EXTERNAL AUDITORS.

3. SUPERVISE THE INTERNAL AUDIT SERVICES.

4. BE INFORMED ON THE FINANCIAL REPORTING PROCESS AND INTERNAL CONTROL SYSTEMS OF THE COMPANY.

5. CONTACT THE EXTERNAL AUDITORS TO RECEIVE INFORMATION ON ANY ISSUES THAT COULD JEOPARDISE THEIR INDEPENDENCE AND ANY OTHER ISSUES RELATING TO THE AUDITING OF ACCOUNTS, AND FOR ALL OTHER COMMUNICATIONS STIPULATED IN PREVAILING AUDITING PRINCIPLES AND STANDARDS.

6. WHATSOEVER OTHER SPECIFIC OR GENERAL REPORTS AND PROPOSALS COMMISSIONED BY THE BOARD.

NOMINATION AND COMPENSATION COMMITTEE	3	PROPOSALS AND REPORTS TO THE BOARD ON THE APPOINTMENT AND REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY.

STRATEGY, INVESTMENT AND COMPETITION COMMITTEE	3	PROPOSALS AND REPORTS TO THE BOARD AND ITS DELEGATE COMMITTEE ON IMPORTANT STRATEGIC DECISIONS OF THE GROUP AND ON INVESTMENTS OR DIVESTMENTS OVER A GIVEN VALUE, ESPECIALLY CONSIDERING THE REQUIREMENTS AND PRINCIPLES OF COMPETITION, BEING INFORMED ON ALL ACTIONS OF WHATSOEVER NATURE IN THIS RESPECT.

B.2.2.	List all Board of Directors Committees and their members:

DELEGATE COMMITTEE

Name	Position
ANTONIO BRUFAU NIUBÓ	CHAIRMAN
RICARDO FORNESA RIBÓ	MEMBER
ENRIQUE DE ALDAMA Y MIÑÓN	MEMBER
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	MEMBER
JUAN MOLINS AMAT	MEMBER
PEMEX INTERNACIONAL ESPAÑA, S.A.	MEMBER
HENRI PHILIPPE REICHSTUL	MEMBER
LUIS SUÁREZ DE LEZO MANTILLA	MEMBER-SECRETARY

AUDIT AND CONTROL COMMITTEE

Name	Position
IGNACIO BAYÓN MARINÉ	CHAIRMAN
PAULINA BEATO BLANCO	MEMBER
CARMELO DE LAS MORENAS LÓPEZ	MEMBER
MARCELINO OREJA AGUIRRE	MEMBER

NOMINATION AND COMPENSATION COMMITTEE

Name	Position
GONZALO ANES ÁLVAREZ CASTRILLÓN	CHAIRMAN
ANTONIO HERNÁNDEZ-GIL ÁLVAREZ CIENFUEGOS	MEMBER
JORGE MERCADER MIRÓ	MEMBER

STRATEGY, INVESTMENTS AND COMPETITION COMMITTEE

Name	Position
ENRIQUE DE ALDAMA Y MIÑÓN	CHAIRMAN
JUAN MOLINS AMAT	MEMBER
PEMEX INTERNACIONAL ESPAÑA, S.A.	MEMBER

B.2.3.	Describe the rules of organisation and procedure and the responsibilities attributed to each Committee.

Delegate Committee:

The Delegate Committee consists of the Chairman of the Board and up to a maximum of seven directors from all the existing categories. Its members shall be appointed with a majority of at least two-thirds of the current Board members.

All the powers of the Board are permenantly delegated to the Delegate Committee, except those that may not be lawfully delegated and those considered as such by the Board of Directors’ Regulations.

The Chairman of the Delegate Committee shall be the Chairman of the Board and the Secretary shall be the Secretary of the Board, who may be assisted by the Vice-Secretary.

Whenever the business is sufficiently important, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision thereon. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board.

The Secretary shall draw up the minutes indicating the resolutions adopted thereat, reporting to the Board at the following meeting of this body. Six meetings were held in 2005.

Audit and Control Committee:

The Audit and Control Committee consists of at least three directors appointed by the Board for four years. Executive directors may not sit on this Committee.

This Committee, set up on 27 February 1995, supports the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls, supervision of the systems for recording and controlling the company’s hydrocarbon reserves, the internal audit department and the independence of the external auditors, as well as checking compliance with all the legal provisions and internal regulations applicable to the company. This Committee is competent to submit proposals to the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It shall also inform the General Meeting, through its Chairman, on any issues raised by shareholders regarding matters within its competence.

Its duties shall also include knowing and guiding the company’s environmental and safety policies and objectives and drawing up an action plan for each year and an Annual Report on its activities, on which it shall report to the Board.

The Committee shall appoint one of its members to be Chairman; the Secretary shall be the Secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman, to perform the duties commissioned to it, although an annual calendar of meetings shall be drawn up before the end of each year for the following year, as well as an Action Plan for each year, informing the Board accordingly. In any case, meetings shall be called whenever so requested by any two of its members. Nine meetings were held in 2005.

The Secretary shall draw up minutes of each meeting, which shall be approved at the end of the meeting or at the next meeting, subsequently reporting to the Board.

Nomination and Compensation Committee:

The Nomination and Compensation Committee consists of at least three non-executive directors appointed by the Board for four years.

This Committee, which was set up on 27 February 1995, has the duties of proposing and reporting to the Board on the selection and removal of directors, appointments and remuneration, especially the remuneration of the Chairman, reporting on the appointment of senior managements and on the senior managements pay and incentives general policy; reporting on directors’ remuneration, and, in general, submitting proposals and reports on any other related business requested by the Chairman or the Board.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet whenever the Board or Chairman of the Board requests reports or proposals within the scope of its duties, and whenever called by the Chairman of the Committee, requested by two Committee members or when reports are required to be able to adopt the corresponding resolutions. Six meetings were held in 2005.

The Secretary of the Committee shall issue minutes of each meeting, to be approved at the end of the same meeting or at the next meeting.

Strategy, Investment and Competition Committee:

This Committee consists of at least 3 directors appointed by the Board for four years.

This Committee, set up on 25 September 2002, shall propose and report to the Board on any important strategic decisions of the Repsol YPF, S.A. and any investments and disinvestments in assets of which the Board should be informed by virtue of their amount. It shall also see provisions and principles of competition laws are observed and inform the Board thereon.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman of the Committee, to perform the duties commissioned to it, although an annual calendar of meetings shall be drawn up according to its duties. In any case, meetings shall be called whenever so requested by any two of its members. Five meetings were held in 2005.

The Secretary of the Committee shall issue minutes of each meeting, to be approved at the end of the same meeting or at the next meeting.

B.2.4.	Indicate, where appropriate, the powers of advising, consultation and, where appropriate, delegations of each Committee:

Committee	Brief description
DELEGATE COMMITTEE	SEE B.2.1. AND B.2.3.
AUDIT AND CONTROL COMMITTEE	SEE B.2.1. AND B.2.3.
NOMINATION AND COMPENSATION COMMITTEE	SEE B.2.1. AND B.2.3.
STRATEGY, INVESTMENT AND COMPETITION COMMITTEE	SEE B.2.1. AND B.2.3.

B.2.5.	Indicate the existence, if appropriate, of regulations of the board committees, where they are available for consultation and any modifications made during the year. State whether an annual report has been issued voluntarily on the activities of each Committee.

The Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee each have their own Regulations, all approved by the Board of Directors of Repsol YPF, S.A. on 26 March 2003.

On 27 April 2005, the Board of Directors of Repsol YPF, S.A. resolved to amend Article 6 (“Functions”) of the Regulations of the Audit and Control Committee, granting it new duties regarding company’s reserves control, environment and security matters.

The amendment resolved was as follows:

- To add two new sections to Article 6 (“Duties”) of the Regulations of the Audit and Control Committee, with the following text:

“6.4. Functions relating to the control of the information on the amount of oil and gas reserves.

The Committee is responsible for verifying the sufficiency, adequacy and effective operation of the systems and procedures of register and internal control of the measurement, valuation, classification and accounting of the oil and gas reserves of the Repsol YPF Group, so that their recording in the Group’s periodical financial information complies, at all times, with the standards of the industry and the applicable law.

6.5. Functions relating to environmental and security matters.

The Committee is responsible for considering and guiding the policy, the objectives and the guidelines of the Repsol YPF Group in environmental and security matters.”

The Regulations of the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee may be consulted by any interested parties on the company’s web site (www.repsolypf.com).

The Audit and Control Committee has issued an Activity Report for 2005.

B.2.6.	If there is a Delegate Committee, explain the degree of delegation and autonomy it has in the exercise of its duties to adopt resolutions on the administration and management of the company.

This Committee has all the powers of the Board, except those which may not be delegated by law or the bylaws, and the following, which are reserved exclusively to the Board:

1. Submission of the Annual Accounts and Annual Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2. Approval of the Group’s Strategic Plan and its annual Budgets.

3. Incorporation of new companies or equity holdings in existing companies when they imply a permanent investment exceeding six million euros by the Repsol YPF Group or in an activity other than the Company’s principal activity. In all other cases, the first paragraph of section 6 below this article shall apply. Exceptionally, investments in the incorporation of new companies or equity holdings in existing ones for which fully detailed provision is made in the Group’s Annual Budgets and Strategic Plan shall be determined by the Chairman.

4. Mergers, absorptions, spin-offs, or concentrations in which any Companies in which REPSOL YPF, S.A. holds a direct stake is interested.

5. Disposition of corporate equity holdings or of other fixed assets whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the dispositions it has authorized to the Board at its first meeting thereafter.

6. Approval of investment projects whose value exceeds thirty million Euros; the Delegate Committee must approve those in the fifteen million to thirty million Euro range, reporting the investments it has approved to the Board at its first meeting thereafter.

Exceptionally, approval of the following investment projects is vested in the Chairman, following deliberation of the Executive Committee if appropriate:

- Those for exploration or development of oil fields when said functions are carried out in fulfilment of undertakings stemming from contracts, concessions, or licenses.

- Those undertaken in fulfilment of legal provisions obligating the company concerned, regarding environmental protection, security of physical facilities, product specifications, or similar subjects.

- Those for which sufficiently detailed provision has been made in the Group’s Annual Budgets and Strategic Plan.

In the above cases, approval of investments when they exceed the quantitative limits prescribed in the first paragraph of this number shall be reported to the Board or the Delegate Committee before the projects get underway, whenever possible.

7. Issuance in series of promissory notes, obligations, or similar securities by REPSOL YPF, S.A. or its majority-owned or controlled subsidiaries.

8. Granting of bonds or suretyships to secure obligations of entities not controlled by the Group.

9. Assignment of rights over trade names and trademarks, as well as rights over patents, technology, and industrial property of any kind belonging to REPSOL YPF, S.A. or Group Companies, provided they are economically material.

10. Incorporation, investment, and supervision of the management of personnel pension plans and any other undertakings toward the personnel which impose long-term financial obligations on the Company.

11. Conclusion of long-term commercial, industrial, or financial agreements of strategic importance for the REPSOL YPF Group.

The Chairman, or in his absence, the Vice-Chairmen, shall carry out the Board’s resolutions or decisions in conformity with the previous paragraphs, reporting authorization or approval in accordance with the applicable terms or imparting instructions for the actions required by said resolutions or decisions.

Apart from the foregoing, Board shall appoint Directors in the event of vacancies until the next Shareholders Meeting is held; accept Directors’ resignations; designate and remove the Chairman, Vice-Chairmen, Secretary, and Assistant Secretary of the Board; delegate powers to any of its members, upon the terms prescribed in the Law and the Bylaws, and revoke said delegations; appoint and remove the Directors who are to comprise the different Committees provided for in these Regulations; draw up the annual accounts and submit them to the Shareholders Meeting; submit the reports, including an Annual Report on Corporate Governance, and draft resolutions which must, pursuant to the Law and the Bylaws, be drafted by the Board of Directors for discussion and approval by the Shareholders Meeting; determine the Company’s economic objectives and approve, at the Top Management’s behest, the strategies, plans, and policies for their achievement, with the performance of said activities being subject to its control; approve acquisitions and dispositions of assets belonging to the Company or its subsidiaries which are especially material for any reason; determine its own organization and operation, as well as that of the Company’s Top Management, and in particular, amend these Regulations; exercise the powers conferred on the Board of Directors by the Shareholders Meeting – which may only delegate if that is expressly provided for in the Shareholders Meeting resolution – and carry out the remaining powers conferred upon it by these Regulations.

B.2.7.	Does the composition of the Delegate Committee reflect the participation on the Board of the different types of Director?

YES  ☒    NO  ☐

If not, explain the composition of the Delegate Committee

B.2.8.	If there is a Nomination Committee, indicate whether all members are external directors:

YES  ☒    NO  ☐

C	RELATED PARTY TRANSACTIONS

C.1.	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and significant shareholders of the company:

Name of significant shareholder	Name of company or group company	Nature of the relationship	Type of transaction	Amount (thousand euro)
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Commercial	Sales of goods (finished or otherwise)	30
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Compensations	30
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Contributions to pension plans and life assurance	8,850
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Commercial	Services received	434,366
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Services received	4,421
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Financial leases	385
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Financing arrangements: loans	155,904
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Financing arrangements: others	696,521
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest paid	22,053
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest charged	2,017
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest payable accrued and outstanding	231
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Interest receivable accrued and outstanding	2,009
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Corporate	Dividends and other distributed profits	41,960
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Bonds and guarantees	342,398

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	REPSOL YPF GROUP	Contractual	Other instruments that may involve a transfer of resources or obligations between the company and the related party	9,318,875
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Commercial	Sales of goods (finished or otherwise)	10
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Commercial	Purchases of tangible fixed assets	600
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financial leases	100
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Operating leases	600
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Contributions to pension plans and life assurance	1,610
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Commercial	Services received	275,263
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Commercial	Services received	1,700
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Services received	2,588
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financial leases	1,045
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financing arrangements: loans	33,284
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Financing arrangements: others	141,517
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest paid	2,772
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest charged	2,040
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest payable accrued and outstanding	4
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Interest receivable accrued and outstanding	151
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Corporate	Dividends and other distributed earnings	108,700
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Bonds and guarantees	166,504
CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Other instruments that may involve a transfer of resources or obligations between the company and the related party	1,229,968

CAJA DE AHORROS Y PENSIONES DE BARCELONA	REPSOL YPF GROUP	Contractual	Purchases of financial fixed assets	1,300
PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Commercial	Purchases of goods (finished or otherwise)	1,495,200
PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Commercial	Sales of goods (finished or otherwise)	136,600
PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Contractual	Services provided	73,140
PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Corporate	Dividends and other distributed earnings	24,940
PETRÓLEOS MEXICANOS	REPSOL YPF GROUP	Contractual	Other instruments that may involve a transfer of resources or obligations between the company and the related party	2,252

C.2.	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and the directors or executives of the company:

Name of director or executive	Name of company or group company	Nature of the transaction	Type of transaction	Amount (thousand euro)
COMPANY EXECUTIVES	REPSOL YPF GROUP	CONTRACTUAL	Financing arrangements: loans	339

C.3.	List any significant transactions with other companies in the group that are not eliminated in the consolidated financial statements and which do not, by virtue of their object or terms, correspond to the normal business of the Company:

Name of group company	Brief description of the transaction	Amount (thousand euro)

C.4.	Describe any conflicts of interest of company directors, pursuant to Article 127 ter of the Joint Stock Companies Act.

C.5.	Explain the mechanisms established to detect and resolve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

The Regulations of the Board require directors to avoid conflicts of interest between themselves and their closest relatives and the company, notifying the Board whenever any such conflicts inevitably exist. Similarly, directors shall not authorise and shall, if appropriate, disclose any transactions effected by relatives or companies in which they hold a management position or have a significant interest, not subject to the conditions and controls established in the aforesaid Regulations.

Moreover, any directors affected by proposals for appointment, re-election or removal shall abstain in the discussions and voting’s dealing with those matters and any other issues in which they may have a personal interest. Ballots shall be secret.

Finally, directors shall tender their resignations and step down from the Board, should the latter deem fit, whenever they incur in any of the events of incompatibility or disqualification established in law.

Similarly, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market, applicable to the executives of certain departments and divisions with access to privileged information of the company or its group and who carry out tasks related with the Securities Market, contemplates the preclusion and solving of conflicts of interest in Articles 8.3. and 8.4., as follows:

“ To control potential conflicts of interest, all persons falling into these Regulations’ scope of application must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made and before conducting the transaction or concluding the business in question, any situation which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group.

If the person affected is a member of the Board of Directors, the conflict must be reported to the Board of Directors that, if it considers fit, will apply for the opinion of the Audit and Control Committee.

In case of a doubt about the existence of a conflict of interest, the persons included in the scope of application of these Regulations must act prudently and inform the person responsible for their respective Area or the Board of Directors, as the case may be, about the specific circumstances of the case, for the appropriate consideration of the situation by the latter.

The general principle to be considered in the resolution of all kind of conflicts of interest is abstention. Therefore, persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases. In any situation of conflict of interest between the persons affected and Repsol YPF or any company within the Group, the former must act in all moments with loyalty to the Repsol YPF Group, giving preference to the interest of the Repsol YPF Group over its own interests.”

Finally, the Ethics and Conduct Regulation for Repsol YPF Employees stipulates in Article 6.4., with regard to executives, that “Repsol YPF recognizes and respects the financial and business activities of its employees that are not directly related to the activities carried out for the Company provided that these are legal and do not represent a conflict of interests with their responsibilities as Repsol YPF employees.

Repsol YPF employees should avoid any situation that could give rise to any conflict between their personal interests and those of the Company and will abstain from representing the Company, take part or influence decisions in any situation in which, the employee or any close family member has a personal interest. Employees should always act in accordance with their responsibilities, loyally and defending the interests of Repsol YPF.

Furthermore, employees may not undertake any tasks, jobs, or render any services in the benefit of companies in the sector or those that engage in activities that may, directly or indirectly, compete, or could compete, with those of Repsol YPF.

Repsol YPF employees, who could be affected by a conflict of interests, will inform the head of their Area before undertaking any transaction or closing any business deal, in order to make the appropriate decisions in each specific case thereby avoiding compromising their impartial job performance.”

D	RISK CONTROL SYSTEMS

D.1.	General description of the risk policy of the company and/or its group, including details and assessment of the risks covered by the system, together with proof that those systems adapt to the profile of each type of risk.

Repsol YPF operates in numerous countries, under numerous regulatory frameworks and in all areas of the oil and gas business. Consequently, Repsol YPF is exposed to:

- market risks, deriving from the price volatility of oil, natural gas and by-products, exchange rates and interest rates,

- counterparty risks, deriving from financial arrangements and commercial commitments with suppliers and clients,

- liquidity and solvency risks,

- legal and regulatory risks (including risks of changes in the tax regimes, sectorial and environmental regulations, exchange legislation, production constraints, limits on exports, etc.),

- operating risks (including the risk of accidents and natural disasters, uncertainties relating to the physical properties of crude oil and gas fields, safety and environment, and risks of reputation, such as those relating to ethics and social impact of its business),

- economic environment risks (deriving from the world business cycle of countries in which it operates, technological innovation in the sectors in which it operates, etc.).

The company considers the most important risks to be those that could hamper it in achieving the goals established in its Strategic Plan, particularly the goal of maintaining its financial flexibility and long-term solvency. Repsol YPF manages its assets and businesses prudently. Nevertheless, many of the risks mentioned above are inherent in the activities it performs, are beyond the control of the company and cannot be entirely eliminated.

Repsol YPF has an organisation, procedures and systems that enable it to identify measure, assess, prioritize and control the risks to which the group is exposed, and decide to what extent those risks are to be assumed, managed, reduced or avoided. Risk analysis is an integral element in the group’s decision-making processes, both in the centralised governing bodies and in the management of the different businesses, paying special attention in all cases to the existence of several risks at the same time or the effects of diversification that may occur on an aggregate level.

The following independent analysis, supervision and control units specialise in different areas of risk management:

* Internal Audit Unit, focusing on the permanent assessment and improvement of existing controls to ensure that potential risks of whatsoever nature (control, business, reputation, etc...) that could hamper achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

* Corporate Risk Management Unit, responsible for:

- developing the corporate risk policy, consisting of structural rules and procedures linked to the Group’s financial and business strategy,

- coordinating the development of specific rules and regulations concerning financial and non-financial risks of the different business units and corporate areas of the Group, ensuring coherence between the different rules and with the corporate risk policy, and

- promoting the best practice in risk measuring and assessment and hedging strategies.

* Insurance Unit, responsible for:

- analysing and assessing any accidental risks that could affect the assets and activities of the Group,

- defining the most efficient financing policy for these risks, through an optimum combination of self-insurance and risk transfer measures,

- taking out such insurance cover as may be considered convenient in each case,

- negotiating the compensations deriving from insured accidents.

* Central Credit Risk Unit, responsible for:

- analysing and controlling the credit risk generated in the commercial relations with third parties deriving from the Group’s activities,

- proposing risk policies and third-party risk limits,

- defining the criteria regarding the funding and use of provisions for insolvency, refinancing and judicial claiming of debts.

* Safety and Environment Unit, which aims to establish the company’s commitment and principles for action in the areas within its competence, and the basic conditions for application of the same common principles to all the business units. It proposes the policies, strategies and corporate regulation, defines and establishes the company’s safety and environmental management systems, promoting and coordinating their implementation and offers guidance, coordination, monitoring and advice for the different business units in their actions, although the business units are responsible for management in these areas.

* Corporate Reputation Unit, responsible for directing and coordinating with the relevant organisational units the management and assessment of corporate reputation risks and values, according to the guidelines and policies of the Corporate Reputation Committee and the ED Communication and Head of the Chairman’s Office, to guarantee application of the Repsol YPF corporate reputation model and strategy.

* Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, currently being introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act.

* Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation on the different Securities Markets on which the company is listed. It also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making the appropriate suggestions within a process of continuous improvement and application of best practices.

There are also several functional and business committees responsible for the oversight of the risk management activities performed within their respective areas of responsibility. The risk control functions of the units with market risk management competence are adequately separated and independent so as to guarantee effective control.

D.2.	Describe the control systems established to assess, mitigate or reduce the principal risks of the company and its group.

The most important control systems and devices established within the Repsol YPF Group are:

1. Creation and continuous updating of a Repsol YPF Group Risk Map, with the following contents:

- Inventory of risks for the activities performed by the Group.

- Operating controls to reduce the effects of identified risks.

2. Development and continuous monitoring of the Strategic Plan and Annual Budget, to detect and, where necessary, correct any significant deviations affecting achievement of objectives.

3. Existence of internal Rules and Procedures regulating all the Group’s activities.

4. Availability of homogenous, integrated IT Systems, and control mechanisms to guarantee the reliability and integrity of the economic and financial information issued by the Repsol YPF Group.

5. Existence of internal control procedures to guarantee reliability and integrity in the preparation of economic and financial information.

D.3.	If any of the risks affecting the company and/or its group have actually materialised, indicate the underlying circumstances and whether the established control systems worked adequately.

D.4.	Is there a Committee or other governing body responsible for establishing and supervising the control systems? If so, state its duties.

The main purpose of the Audit and Control Committee, as advisory body to the Board of Directors, is to support the Board in its oversight duties, among other actions, by supervising the sufficiency, adequacy and effective functioning of the internal control systems, on the one hand, ensuring that the individual and consolidated financial statements of the company and its group set out in annual, half-year and quarterly reports are correct, reliable, sufficient and clear and, on the other, guaranteeing whatever accounting or financial information may be required by the Comisión Nacional del Mercado de Valores (CNMV) or other regulatory bodies, including any corresponding to other countries in which the Group operates.

With this aim, the Audit and Control Committee monitors the development of the Annual Corporate Audit Plan, drawn up to oversee and hedge the critical and significant operating, financial and reputation risks of the Repsol YPF Group. The Corporate Audit Department informs the Committee on any material irregularities, anomalies or defaults of the audited units reporting to the Board whenever they are considered to represent a significant risk for the Group.

Moreover, by virtue of the amendment of the Committee Regulations approved by the Board on 27 April 2005, the Audit and Control Committee is now also responsible for supervising the procedures and systems for recording and internal control of the measuring, assessment, classification and entering in the accounts of the Group’s hydrocarbon reserves

Finally, by virtue of the same amendment of its Regulations, the Committee is now informed by the corresponding divisions of the company and steers the environmental and safety policies, guidelines and objectives of the Repsol YPF Group.

D.5.	Identification and description of processes for compliance with the different regulations affecting the company and/or its group.

The Audit and Control Committee supports the Board in its oversight duties, watching over the compliance with all legal and internal laws and regulations applicable to the company. It oversees compliance with applicable national and international rules and regulations on market conduct and data protection and ensures that the Internal Codes of Conduct and Professional Ethics and of Market Conduct applicable to Group employees meet all the legal requirements and are adequate for the company.

The Audit and Control Committee also supervises the definition of policies and procedures established to guarantee compliance with the rules, regulations and standards applicable to the different areas of the company’s activity.

E	GENERAL MEETING

E.1.	Indicate the quorums for General Meetings established in the Bylaws and differences in respect of the minimums stipulated in the Joint Stock Companies Act.

The quorums for General Meetings established in Articles 21 and 22 of the Bylaws coincide with those stipulated in sections 102 and 103 of the Joint Stock Companies Act, as follows:

General Meetings shall be quorate on first call when attended, in person or by proxy, by shareholders representing at least twenty-five per cent of the subscribed voting capital.

On second call general meetings shall be valid regardless of the capital attending.

Annual and Extraordinary General Meetings shall be quorate to validly resolve on the issuing of debentures, increase or reduction of capital, the conversion, merger, demerger or winding-up of the company and, in general, any amendment of the Bylaws, when attended, in person or by proxy, by shareholders representing at least fifty per cent (50%) of the subscribed voting capital. On second call the attendance of twenty-five per cent (25%) of that capital shall be sufficient.

E.2.	Explain the system used for adopting corporate resolutions and any differences in respect of the system stipulated in the Joint Stock Companies Act.

With the exceptions indicated below, the majorities required for the adoption of resolutions by the General Meeting of Shareholders of Repsol YPF, S.A., as established in Articles 22 and 27 of the Bylaws, coincide with those stipulated in Article 93 of the Joint Stock Companies Act: resolutions shall be approved with the majority of voting capital present and represented at the general meeting, with the exceptions contemplated in the Law and the Bylaws.

Also in accordance with the Joint Stock Companies Act, a majority of two-thirds of the capital present or represented at the general meeting shall be required to validly resolve on the issuing of debentures, increase or reduction of capital, conversion, merger, demerger or winding-up of the company and, in general, any amendment of the Bylaws if the general meeting is held on second call and attended by less than fifty per cent of the subscribed voting capital.

As an exception to the provisions of the Joint Stock Companies Act, the maximum number of votes that may be cast at a general meeting by any one shareholder, or by companies belonging to the same Group, is 10% of the subscribed voting capital. Any resolution to change that limit shall require a majority of 75% of the voting capital attending the general meeting, on first or second call, and the same majority will be required to modify the majority stipulated to amend that limit.

E.3.	Describe any shareholders’ rights in respect of General Meetings differing from those established in the Joint Stock Companies Act.

According to Article 23 of the Bylaws, general meetings may be attended by shareholders holding at least 150 shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met, as indicated in the notice of call. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

Shareholders who do not hold the necessary shares may pool their shares in order to attend, appointing a representative who need not be a shareholder.

The Repsol YPF S.A. Board Regulations provide as follows regarding shareholders’ right to participate and information:

“6.3. The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end it shall place all the legally demandable information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the Shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway.

6.4. The information given the Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely. To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Corporate Bylaws, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest.”

Furthermore, pursuant to Article 5.1 of the Regulations of the General Meeting, concerning shareholders’ right to information and participation, the notice of call to General Meetings shall state “the place and time when the documents that will be submitted to the Meeting for approval are going to be available to the shareholders, including the Management Report, the Report by the External Auditors on the Financial Statements, the Corporate Governance Report, the Social Report, the Environmental Report, and other mandatory reports or any decided upon the Board of Directors, without prejudice of the option attendant upon the shareholders to request and receive free delivery of all the documents mentioned.”

Article 6.1. of the Regulations for the General Meeting further provides that:

“Through the Shareholders’ Service Office of the Company’s web page, shareholders may at any time, upon entering proof of identification as such, raise any questions or make suggestions relating to the activities and interests of the Company and which they consider should be discussed at a General Shareholders’ Meeting.

Once a General Shareholders’ Meeting has been called and up to seven consecutive days before the date set for the meeting on first call, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders questions, suggestions and comments, and these will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders’ Meeting, even if they are not included on the Agenda.”

Apart from the foregoing and with a view to facilitating access by shareholders to the information on the company, Repsol YPF set up the Shareholders’ Service Office mentioned above, offering shareholders a free call service and an e-mail address at which they may request whatever information they may require. Shareholders may also visit the Office, where they will receive personal attention.

E.4.	Describe the measures adopted, if any, to encourage the participation of shareholders at General Meetings.

To encourage shareholders to participate in general meetings, Article 6 of the Regulations of the General Meeting, approved by the General Meeting of Shareholders of Repsol YPF, S.A. on 4 April 2003 and amended at the General Meeting held on 31 March 2004, establishes shareholders’ right to information and participation, indicating that they may raise any questions or make any suggestions in connection with the company’s activities or interests which they consider ought to be discussed by the General Meeting, through the Shareholders’ Office or the company’s web site (www.repsolypf.com).

Similarly, with a view to facilitating shareholders’ participation in general meetings, they may grant proxies for general meetings through distance communication means, provided that the identity of the participating subjects is guaranteed, according to the procedures established by law.

Apart from these measures, which are expressly contemplated in the Repsol YPF, S.A. Rules of Corporate Governance, the company also encourages shareholders to participate in general meetings with the following measures:

- Publication of the notice of call sufficiently in advance in the media with the widest distribution, inserting a copy on the company’s web site (www.repsolypf.com) and sending copies to the stock exchanges on which its shares are listed and to the depositaries of its shares, so that they can issue the necessary attendance cards.

- Warning in the notice of call that the general meeting will be held on second call.

- Practices to encourage attendance, by delivering gifts and even, if appropriate, paying attendance fees.

- Holding general meetings at a large-capacity location with ideal conditions for the procedure and following of the meeting, providing transport.

- Possibility of distance voting on the motions corresponding to the items on the Agenda, providing a form prepared by the company for this purpose on the company’s web site and at the Shareholders’ Office.

- Assistance and personalized guidance for all shareholders who wish to participate through staff of the Shareholders’ Office.

- Possibility of connecting to a live broadcast of the meeting through the company’s web site (www.repsolypf.com).

- Publication through the company’s web site (www.repsolypf.com) of the proposed resolutions corresponding to the items on the Agenda and the Board’s report on each of the proposed resolutions to be laid before the General Meeting.

E.5.	Indicate if the Chairman of the Board chairs the General Meeting. List any measures adopted to ensure the independence and correct operation of the General Meeting.

YES  ☒    NO  ☐

Details of measures

The Board traditionally requests, on its own initiative, the presence of a Notary to attend the General Meeting and issue minutes thereof. Consequently, neither the Chairman nor the Secretary of the General Meeting participate in the preparation of the minutes, for which a notary or other public attesting officer is engaged, with the consequent guarantee of neutrality for the shareholders.

E.6.	Indicate any modifications made during the year to the Regulations of the General Meeting.

The Regulations of the Genera Meeting, approved by the General Meeting of Repsol YPF, S.A. Shareholders on 4 April 2003, were not amended during 2005.

E.7.	Give details of attendance of General Meetings held during the year:

Details of attendance

Date General Meeting	% attending in person	% attending by proxy	% distance voting	Total %
31-05-2005	0.030	55.028	0.000	55.058

E.8.	Give a brief account of the resolutions adopted at the General Meetings held during the year and percentage of votes with which each resolution was approved.

Only one General Meeting of Repsol YPF, S.A. Shareholders, the Annual General Meeting, was held during 2005, on 31 May 2005, at which the following resolutions were adopted with the majorities indicated below each one.

1. To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2004, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

Votes for 614,815,846 shares, votes against 259,161 shares, abstentions 6,780,471 shares.

2. To amend the Chapter II of Title IV (related to the Board of Directors) and of Article 40 (related to Audit); removal of Article 47 (related to resolution of disputes); and consequent re-enumeration of Articles 38 and consecutives of the Articles of Association, being the text of these articles available on the company’s web site (www.repsolypf.com).

Votes for 591,033,349 shares, votes against 275,428 shares, abstentions 1,658,837 shares.

3. To ratify the appointment carried out by the Board of Directors for co-opting, for covering vacancies arising since the last Ordinary General Shareholders’ Meeting, of the following people, appointing them as Directors of the Company:

Mr. Jorge Mercader Miró

Mr. Luis Suárez de Lezo Mantilla

Mr. Mercader Miró and Mr. Suárez de Lezo Mantilla shall carry out their position of Director for a period of four years as from this ratification and appointment.

Re-elect as Board members for a new four-year period:

Mr. Ricardo Fornesa Ribó

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Votes for 589,385,143 shares, votes against 1,944,207 shares, abstentions 1,638,264 shares.

4. To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L. for the legally established period of one year. It is also entrusted with carrying out the other Audit services required by Law and needed by the Company until the next Ordinary General Shareholders’ Meeting is held.

Votes for 589,114,720 shares, votes against 981,218 shares, abstentions 2,871,676 shares.

5. To authorise the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares representing 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and administrators of the Company or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders’ Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders’ Meeting held on the 31st of March 2004.

Votes for 591,229,985 shares, votes against 74,052 shares, abstentions 1,663,577 shares.

6. To delegate to the Board of Directors the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preemptive rights, leaving without effect the sixth resolution of the General Shareholders’ Meeting held on April 21, 2002

Votes for 578,706,876 shares, votes against 12,370,983 shares, abstentions 1,696,390 shares.

7. To delegate to the Board of Directors the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable for issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on June 28, 2000.

Votes for 591,068,893 shares, votes against 218,030 shares, abstentions 1,680,691 shares.

8. To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Mercantile Register and any other public authority with powers concerning the resolutions adopted.

To delegate indistinctly to the President of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

Votes for 591,343,287 shares, votes against 54,116 shares, abstentions 1,570,211 shares.

E.9.	State the number of shares required to attend General Meetings, indicating whether any restrictions are established in the bylaws.

According to Article 23 of the Bylaws, general meetings may be attended by shareholders holding at least 150 shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met, as indicated in the notice of call. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

Shareholders who do not hold the necessary shares may pool their shares in order to attend, appointing a representative who need not be a shareholder.

E.10.	Describe and justify the company’s policies on proxy votes at General Meetings.

According to Article 8 of the Regulations of the General Meeting: “All shareholders entitled to attend may be represented at general meetings by another person, who need not be a shareholder. Proxies shall be granted in writing, especially for each general meeting.”

For this purpose, apart from the possibility of sending proxies for attendance and voting at general meetings through the members of Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores S.A. (IBERCLEAR), shareholders now also have the Shareholders’ Office, where they may deliver proxies by post or by hand, and another office opened exclusively for this purpose at the registered office, Paseo de la Castellana no. 278, where attendance cards may be received and the corresponding gifts are handed out.

E.11.	Indicate whether the company is aware of the policies of institutional investors regarding their participation or otherwise in company decisions?

YES  ☒    NO  ☐

Describe the policies

Chase Nominees LTD and State Street Bank and Trust CO have notified the Comisión Nacional del Mercado de Valores (CNMV) that they do not wish to participate in the company’s decision-making processes.

E.12.	Indicate the address and access to the corporate governance contents on the company’s web site.

The information on corporate governance, regulated in Law 26/2003 of 17 July, Order ECO/3722/2003 of 26 December, and the Comisión Nacional del Mercado de Valores (CNMV) Circular 1/2004 of 17 March, is published in the section “Shareholders and investors” on the company’s web site (www.repsolypf.com).

F	EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of compliance by the company with existing corporate governance recommendations, or non-compliance with such recommendations, as the case may be.

In the event of non-compliance with any recommendations, explain the recommendations, standards, practices or principles applied by the company.

Until the single document contemplated in Order ECO/3722/2003 of 26 December has been prepared, this section should be completed referring to the recommendations set out in the Olivencia Code and the Aldama Code.

The Corporate Governance practices of Repsol YPF, S.A. largely coincide with the guidelines set down in the Code of Good Governance (Olivencia Code) and practically entirely with the Recommendations made by the Special Commission for Promotion of Transparency and Security on the Markets and in Listed Companies (Aldama Code).

The most important aspects regarding compliance with the Code of Good Governance in connection with its 23 recommendations, referring separately to the Recommendations made by the Special Commission for Promotion of Transparency and Security on the Markets and in Listed Companies (Aldama Code) whenever they differ in content, are as indicated below:

1. Duties of the Board of Directors

Recommendation 1: “The Board of Directors should expressly assume the general supervisory function as its core mission, exercise without delegating its inherent responsibilities and establish a catalogue of matters which are its exclusive competence.”

The Regulations of the Board indicate the issues requiring a prior decision by the Board, in Articles 4 and 5, as mentioned hereinabove.

2. Independent Directors

Recommendation 2: “The Board of Directors should include a reasonable number of independent directors, who are prestigious professionals entirely unrelated to the executive team and significant shareholders.”

Of the fourteen Board members of Repsol YPF, S.A., nine are independent outside directors.

3. Composition of the Board of Directors

Recommendation 3: “In the composition of the Board of Directors, the non-executive directors (institutional outside and independent outside) should have an ample majority over the executive directors, and the proportion between institutional outside and independent outside directors should be established taking account of the ratio between capital consisting of significant blocks and the rest.”

The Aldama Code recommends that “There should be an ample majority of non-executive directors on the Board, and within such non-executive directors, there should be a very significant participation of independent directors, taking account of the shareholding structure of the company and the capital represented on the board”.

Of the fourteen members of the Board, nine are independent outside directors, three institutional outside directors and two executive directors.

4. Number of Directors

Recommendation 4: “The size of the Board shall be adjusted to achieve the most efficient and participative performance. In principle, the adequate size could be between five and fifteen members.”

This notwithstanding, the Aldama Code does not recommend a maximum and minimum number of Board members, indicating merely that “The Board of Directors should have a reasonable number of members to ensure its viability and the work of each Director and have access to all the necessary means to enable the best, most efficient performance of their duties, including communication with the persons responsible for the different business areas and services and, if necessary, assistance from external experts and professionals.”

Article 31 of the Bylaws sets a minimum of 9 and a maximum of 16 Board members. The General Meeting held on 4 April 2003 set the number of directors at fourteen.

At 31 December 2005, the Board had 14 members.

5. Chairman of the Board

Recommendation 5: “If the Board chooses to combine the Chairman and chief executive in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person.”

There is an extensive list of powers vested in the Board of Directors which cannot be delegated, supplemented by the need to obtain reports and proposals from the Audit and Control Committee; the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee, respectively, on decisions delegated to the Chairman of the Board as Chief Executive Officer of the company (see section B.1.16.).

6. Secretary of the Board

Recommendation 6: “The Secretary of the Board should be made more important, increasing his independence and stability and highlighting his duty to ensure the formal and material legality of the Board’s actions.”

The duties of Secretary of the Board and Legal Adviser are vested in a single person, who is a lawyer, which increases the independence and capacity of the Secretary to ensure the lawfulness of the Board’s actions.

Moreover, the Secretary of the Board is a director and also General Counsel of the Repsol YPF Group, so this person has the utmost independence and stability, strengthening even further the duty to supervise compliance with the law in form and substance in the Board’s actions.

7. The Delegate Committee

Recommendation 7: “The composition of the Delegate Committee, if there is one, should reflect the same balance as the Board between the different types of Directors, and the relations between the two bodies should be based on the principle of transparency, so that the Board is fully informed at all times of the business transacted and decisions made by the Committee.”

The Delegate Committee has a maximum of eight members. The principle of non-executive (institutional outside and independent outside) directors being in a majority in respect of executive directors is met (of a total eight members, two are institutional outside directors, four are independent outside directors and two are executive directors). The Board must be informed on the Committee’s resolutions at the first Board meeting held after their adoption, which is normally done.

8. Delegated Committees

Recommendation 8: “The Board of Directors should create sub-Committees, consisting exclusively of non-executive directors, to act as watchdogs, overseeing matters of financial information and control (Audit); selection of directors and senior managements (Nomination); definition and review of remuneration policies (Remuneration); and assessment of governance (Compliance).”

The Audit and Control Committee, Nomination and Compensation Committee and Strategy, Investment and Competition Committee, whose members are all non-executive directors, have been created within the Board.

9. Information for Directors

Recommendation 9: “The necessary measures should be adopted to ensure that Directors have adequate, specifically prepared and relevant information sufficiently in advance to be able to prepare Board meetings; the importance or confidentiality of the information will not justify non-application of this recommendation, save in exceptional circumstances.”

The Regulations establish the directors’ right to advice and information, to such an extent that it may include access to external advisers. This facilitates the information available and keeps directors up to date on the aspects of corporate life most closely linked to directors’ duties. Their work is also assisted by the existence of an annual calendar of meetings established in advance.

10. Functioning of the Board

Recommendation 10: “To ensure adequate efficiency of the Board, it should meet as frequently as necessary to perform its duties; the Chairman should encourage the participation and free positioning of all directors; special care should be taken in drafting the minutes; and the quality and efficiency of its work should be assessed at least once a year.”

The Aldama Code indicates that:

“Regular meetings of the Board of Directors of listed companies should be held as frequently, normally monthly, as may be considered adequate to monitor closely the actions of the executives and the Delegate Committee, if any, and adopt the appropriate decisions thereon. It shall meet as often as the Chairman or a sufficient number of directors may so request, according to the Bylaws and Board Regulations. During the year it should specifically analyse the budget and progress of the strategic plan, if any, and its degree of fulfilment, and the quarterly financial statements that are to be sent to the market regulatory authorities or watchdogs for publication.”

Board meetings are held monthly. The Board Committees have very important powers in the annual assessment of the quality and efficiency of the Board’s work (control of internal procedures and assessment of the quality of work and dedication, and proposals for directors’ remuneration).

11. Selection and Re-election of Directors

Recommendation 11: “The Board’s participation in the selection and re-election of its members should conform to a formal, transparent procedure, based on a reasoned proposal by the Nomination Committee.”

The Nomination and Compensation Committee must necessarily inform on the appointment or statutory renewal of Board members.

12. Resignation of Directors

Recommendation 12: “Companies should establish in their regulations the obligation for directors to resign in any situation that could adversely affect the working of the Board or the Company’s prestige and reputation.”

The Regulations list the grounds on which directors must resign, comprising a logical list of defaults of the duties of personal and professional integrity imposed on directors as a necessary condition for adequate performance of their duties.

13. Age of Directors

Recommendation 13: “An age limit should be established for holding office as Director, which could be between sixty-five and seventy years for executive directors and the Chairman and somewhat more flexible for other members.”

The Aldama Code revised the opinion of the Olivencia Code on this point and does not establish any age limit, merely stating that any company adopting a policy on this point should clearly state it in its internal regulations.

In its current text, the Regulations of the Board do not establish an age limit for Directors.

14. Information for Directors

Recommendation 14: “The right of every director to request and obtain the necessary information and advice to enable him to fulfil his supervisory duties should be formally recognised and the appropriate channels should be established for exercising this right, including the possibility of engaging external experts in special circumstances.”

The Regulations expressly contemplate the right to advice and information, both of directors individually and of the respective committees, to assist them in their duties, including the possibility of engaging external experts.

15. Directors’ remuneration

Recommendation 15: “The policy regarding directors’ remuneration, proposed, assessed and reviewed by the Remuneration Committee, should conform to criteria of moderation, be proportional to the company’s earnings and be disclosed in detail on an individual basis.”

The company Bylaws link directors’ remuneration to the net profit and is only payable after setting aside the sums required by law and the bylaws. The Bylaws also provide that incentives may be applied, consisting of the delivery of shares in the company, option rights over such shares or other securities granting their holders the right to obtain shares, or remuneration systems linked to the market price of the company’s shares. These formulas are not applicable to the independent outside directors or the institutional outside directors, pursuant to the Regulations of the Board.

The amount of remuneration received during the year by each of the directors for performance of his duties as such are set out individually in the Annual Report 2005 and this Report, broken down into the different types of remuneration, and the aggregate remuneration corresponding to executive directors for performance of their executive duties. The aggregate remuneration of the senior managements is also indicated.

16. General duties of directors and conflicts of interest

Recommendation 16: “The internal regulations of the company should specify the obligations deriving from directors’ general duties of diligence and loyalty, contemplating in particular conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and use of corporate assets.”

The Regulations of the Board regulate directors’ obligations regarding loyalty and diligence in the chapter on their legal status, with the details required by the Code of Good Governance.

17. Transactions with significant shareholders

Recommendation 17: “The Board of Directors should promote the appropriate measures to extend the duties of loyalty to the significant shareholders, in particular establishing safeguards for transactions between such shareholders and the company.”

The Regulations contemplate the duty of institutional outside directors holding executive positions in the corporate shareholders who nominated them as directors to abstain from any voting on transactions with those shareholders.

Information on transactions with significant shareholders is set out in the Annual Corporate Governance Report.

18. Communication with shareholders

Recommendation 18: “Measures should be taken to make the proxy mechanism more transparent and to improve communication between the company and its shareholders, particularly the institutional investors.”

Fully respecting the principle of equal access to material information, the Regulations contemplate the creation of informal mechanisms for the regular two-way exchange of information with institutional shareholders. As regards the search for greater transparency in the proxy mechanism, being subject to the US rules and practice owing to the listing of the company shares on the New York Stock Exchange guarantees application of what are probably the most stringent standards on the different financial markets.

19. Transparency

Recommendation 19: “The Board of Directors, should go beyond the reporting requirements of current legislation and undertake to supply the markets with timely, precise and reliable information, especially concerning the shareholding structure, material changes in the rules of governance, particularly important related party transactions or the treasury stock.”

The Regulations assign the Board specific duties related with the Securities Market, designed to ensure the company’s transparency on the financial markets. Notwithstanding the provisions of the Regulations, the fact that the Repsol YPF, S.A. shares are listed on such highly developed financial markets as the US market forces the company, by market pressure, to comply with the best practices in reporting.

20. Financial Reporting

Recommendation 20: “All periodical financial information supplied to the markets, in addition to the annual report, should be prepared according to the same principles and practices as the annual accounts and should be checked by the Audit Committee before being released.”

The regular information on financial statements offered to the markets is analysed by the Audit and Control Committee before being submitted to the Board, to check that it is correct, reliable, sufficient and clear.

21. External Auditors

Recommendation 21: “The Board of Directors and the Audit Committee should monitor situations that might jeopardise the independence of the company’s external auditors and, in particular, they should check the percentage of the audit firm’s total revenues represented by the fees paid and that any fees corresponding to professional services other than auditing are publicly disclosed.”

In 2005 the fees charged by the Auditor and its organisation for audit work in Repsol YPF, S.A. and other companies in its Group totalled 6,488,723 euro. The fees charged by the Auditor and its organisation for sundry professional services other than auditing provided in Repsol YPF, S.A. and other companies in its Group during the year totalled 1,548,781 euro.

The sum of both these amounts does not exceed 10% of the total turnover of the Auditor and its organisation.

22. Qualified Auditors’ Reports

Recommendation 22: “The Board of Directors should endeavour to ensure that the accounts it draws up are laid before the General Meeting without any qualifications in the auditors’ report and, when this is not possible, both the Board and the auditors should clearly explain to shareholders and the markets the nature and extent of the discrepancies.”

One of the specific duties of the Audit and Control Committee is to assess the need to adapt the Annual Accounts drawn up to the qualifications or objections expressed by the company’s auditors and submit the corresponding proposal to the Board, for the latter to make a well-informed decision. The Audit and Control Committee also oversees the independence of the external auditors, on the one hand avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and on the other hand establishing and overseeing any incompatibilities between auditing services and any others.

23. Reporting on Corporate Governance

Recommendation 23: “The Board should include in its Annual Report information on its rules of governance, stating the reasons for any that do not correspond to the recommendations of this Code.”

This Corporate Governance Report shows the company’s willingness to comply as best it is able the recommendations made by the Special Commission for Promotion of Transparency and Security on the Markets and in Listed Companies in the Code of Good Governance, regarding publication and assessment of the rules on corporate governance.

A specific article on the Annual Corporate Governance Report was included in the Bylaws during 2005.

24. Regulations of the Board of Directors and the General Meeting

The Aldama Code recommends that “All companies should have a set of corporate governance rules or principles, including at least the Regulations of the General Meeting and the Regulations of the Board of Directors.”

Repsol YPF, S.A. is particularly aware of Corporate Governance, which has been clear since 1995, when it approved its Regulations of the Board, laying down the basic policy rules of the company in this regard and establishing the specific rules of procedure of the Board and its Committees.

The current Regulations of the Board, which may be consulted on the company’s web site (www.repsolypf.com), were approved by the Board on 26 March 2003 and amended by resolutions adopted by the Board on 27 April 2005, 29 June 2005 and 26 April 2006.

Repsol YPF also approved specific Regulations of the General Meeting on 4 April 2003, amended by the General Meeting on 31 March 2004, which are also available for consultation on the company’s web site (www.repsolypf.com).

On 26 March 2003, the Board also approved the Regulations of the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Competition Committee.

25. Corporate website

The Aldama Code includes among its recommendations that “Listed companies should have a web site both to inform shareholders, investors and markets in general of any significant economic events and whatsoever other significant events may occur in connection with the company, and to facilitate participation by shareholders in the exercise of their right to information, and any other rights they may have in the company.”

This recommendation is fully implemented by Repsol YPF, S.A., since its web site (www.repsolypf.com) contains this information and, in general, all and any information that may be of interest for its shareholders and investors.

A new article concerning the company’s web site was included in the Bylaws during 2005.

G	OTHER INFORMATION OF INTEREST

If you consider there to be an important principle or aspect regarding the corporate governance practices applied by your company that have not been mentioned in this report, indicate them below and explain the contents.

This section may be used to include any other information, clarification or qualification relating to the previous sections of the report, provided it is relevant and not repetitive.

In particular, state whether the company is subject to any laws other than the laws of Spain on corporate governance and, if this is the case, include whatever information the company may be obliged to supply that differs from the information included in this report.

1. Note on section A.2.:

Since the company’s shares are issued in book-entry form, the company does not have up-to-date information on the identity of its shareholders or details of their stakes. Therefore, the details set out in this section are obtained from the information supplied by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, Sociedad Anónima Unipersonal (IBERCLEAR) for the Annual General Meeting of 31 May 2005, except:

(i) the details on the company Capital Group International Inc., which were obtained from the information remitted by that company to the Securities and Exchange Commission (SEC) on 30 December 2005;

(ii) the details on the most significant changes produced during the year in the shareholding structure, which were obtained from the information remitted by shareholders to the Comisión Nacional del Mercado de Valores (CNMV) [Spanish National Securities Market Commission] and the US Securities and Exchange Commission (SEC).

It should also be noted that, for financial purposes, the total stake held by “la Caixa” in Repsol YPF, S.A. is 12.50% and that in Repinves, S.A., majority-owned by “la Caixa”, Caixa Catalunya also has a 32.40% stake.

2. Note on section A.10.:

Pursuant to Royal Decree-Law 6/2000, on 2 June 2005, BBVA sent notification of a significant event to the Comisión Nacional del Mercado de Valores (CNMV) informing it that, in accordance with the resolution adopted by the Comisión Nacinal de Energía (CNE) on 28 April 2005, it had opted to maintain the full voting rights corresponding to its shareholding interest and presence of institutional directors in Iberdrola, S.A. (principal operator on the natural gas production and supply market). Consequently, BBVA may not exercise the voting rights corresponding to its shareholding interest in Repsol YPF, of over 3%, except to approve the annual accounts, directors’ report and proposal for the application of profits.

Furthermore, Royal Decree-Law 4/2006 of 24 February entered into force after year-end at 31 December, modifying the duties of the Comisión Nacional de Energía (CNE) and requiring government authorisation for certain acquisitions of shareholdings in companies engaged in regulated activities or activities subject to administrative intervention that entail special subjection.

3. Note on section B.1.3.:

On 31 August 2005, Carmelo de la Morenas, former Chief Financial Officer of Repsol YPF, who left the company on 31 August 2003, became an “independent outside director” pursuant to Article 12 of the Regulations of the Board of Directors of Repsol YPF, S.A., two years having gone by since the end of his professional relationship with the company.

4. Note on section B.1.8:

Following the former practice of Repsol YPF, S.A. and to supplement the information supplied in section B.1.8., the sums accrued by members of the Board during 2005, individually and by types of remuneration, or other benefits, are set out in this Annual Report on Corporate Governance.

Due to membership of the Board:

Under the system established and approved by the Appointments and Remuneration Committee, the amounts of the annual remuneration earned in 2005 by virtue of membership of each of the Group’s managing bodies are as follows:

Governing Body	Euro
Board of Directors	154,650
Delegate Committee	154,650
Audit and Control Committee	38,662
Strategy, Investment and Competition Committee	38,662
Nomination and Remuneration Committee	38,662

The remuneration earned in 2005 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to EUR 3.496 million, the detail being as follows:

Remuneration for Membership of Managing Bodies (euro)

TOTAL
Antonio Brufau	309,300
Luis Suárez de Lezo	309,300
Juan Molins	347,962
Antonio Hernández-Gil	347,962
Enrique de Aldama	347,962
Gonzalo Anes	193,312
Manuel González (1)	128,874
Ricardo Fornesa	309,300
Gregorio Villalabeitia (1)	80,546
Marcelino Oreja	193,312
Ignacio Bayón	193,312
Carmelo de las Morenas	193,312
Jorge Mercader (2)	193,313
Pemex Inter. España	347,962

(1)	Resigned on 2 June 2005.

(2)	Left the Audit and Control Committee on 30 November 2005 and jointed the Nomination and Compensation Committee on the same date.

Note: Paulina Beato Blanco and Henri Phillipe Reichstul joined the Board on 29 December 2005, but they did not receive any remuneration in 2005.

It should also be noted that:

- The members of the Parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

- No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Parent’s Board of Directors, except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, and of the Deputy Chief Executive Officer, to whom the obligations pertaining to his office exist. In both cases, the pension obligations are defined benefit obligations the cost of which is disclosed in the following paragraph.

Due to the holding of executive posts and the discharge of executive duties:

The remuneration of all kinds (monetary remuneration, compensation in kind and contributions to pension plans and life and retirement insurance policies) earned in 2005 by the Board members who had an employment relationship with or discharged executive duties at the Group in 2005 (Mr. Antonio Brufau, Mr. Luis Suárez de Lezo and Mr. Ramón Blanco) and during the period in which they belonged to the Board, totalled EUR 4.859 million.

Due to membership of the Boards of Directors of subsidiaries:

The remuneration earned in 2005 by the members of the Parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.422 million, the detail being as follows:

TOTAL
Antonio Brufau	292,217
Luis Suárez de Lezo	26,078
Ramón Blanco	39,022
Antonio Hernández-Gil	25,168
Gregorio Villalabeitia	40,000

Due to third-party liability insurance premiums:

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

Indemnity payments to members of the Board of Directors:

No director received any indemnity payment from Repsol YPF in 2005.

Transactions with Directors:

The directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with the Company or with Group companies in 2005.

5. Note on section B.1.9:

The sum of 6,509.80 (thousand euro) corresponding to the total remuneration of the top management includes the sums paid to executives indicated in section B.1.9. during their term on the Company’s Executive Committee and the sums paid to Luis Suárez de Lezo up to 2 February 2005.

The total remuneration indicated is not that accrued, but the sum actually received. It does not include the sums assigned to the golden handcuffs.

The total remuneration received by executives who were on the aforesaid management bodies of Repsol YPF until leaving the company or being assigned new duties, totalled 2,548 (thousand euro) in 2005.

In 2005, the following members of the management bodies left the company: Ramón Blanco, Miguel Ángel Remón, Alfonso Ballestero, Jorge Segrelles, Fernando Cid, Manuel Guerrero and Juan Pedro Maza. The severance pay received by these individuals totalled 37.872 million euro, including the sums received for the golden handcuffs.

6. Note on section B.1.31.

Luis Ramírez-Corzo Hernández, representative of Pemex Internacional España, S.A. on the Board of Directors of Repsol YPF, S.A., is General Manager of Petroleos Mexicanos, Chairman of Pemex Exploración y Producción, Chairman of Pemex Refinación, Chairman of Pemex Gas y Petroquímica Básica, Chairman of Pemex Petroquímica and Director and Deputy Chairman of P.M.I. Comercio Internacional, S.A. de C.V.

7. Note on section C.1.

- BBVA: the sum of 434,366 for services received corresponds to the sum of the number of Visa Repsol cards issued as at 31 December 2005 (430,285) and the number of Visa Repsol cards used as employee corporate cards at 31 December 2005 (4,081).

- LA CAIXA: the sum of 275,263 for services received corresponds to the sum of the number of Visa Repsol cards issued at 31 December 2005 (274,750) and the number of Visa Repsol cards used as employee corporate cards at 31 December 2005 (513).

8. Information about reserves.

At the end of January Repsol YPF announced a downward revision of its reserves by 1,254 million barrels of oil equivalent (boe). Most of this revision, 659 million boe (52%), refers to adjustments made in Bolivia, where the company’s situation has been seriously hit by the uncertainties arising since application of the new Hydrocarbons Law; 509 million boe (41%) was due to revisions in Argentina, owing to an enhanced knowledge of the oil fields; and 86 million boe in the rest of the world, almost two-thirds of this sum corresponding to Venezuela.

The Audit and Control Committee is analysing the facts and circumstances of this revision.

This annual report on corporate governance was approved by the Board of Directors of the Company on 10-05-2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 15, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer